6

06012299

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Plus Income Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 07 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34838 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/7/06

Superior Plus Income Fund



Strength Through Diversity

2005 Annual Report

Diversified Businesses
Satisfied Customers
Sustainable Growth



Contents

Superior Propane 35%[1]

Superior Propane has been in business since 1951 and is Canada's largest distributor of propane, related products and services. It also provides natural gas liquids wholesale marketing services to small and medium sized propane retailers, mainly in the United States.

Operations:
209 locations across Canada comprised of 43 larger market centres and 166 satellite and storage yards.

Number of Employees:
Approximately 1,650

Annual Sales Volume:
Approximately 1.5 billion litres of propane.

Type of Customers:
Diversified geographically and across end-use applications.
The largest customer contributed approximately 1% of gross profit in 2005.

ERCO Worldwide 35%[1]

ERCO Worldwide has been in business since the 1940s and is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America.

Operations:
10 specialty chemicals plants strategically located; 7 in Canada, 2 in the United States, and 1 to commence operation mid-2006 in Chile.

Number of Employees:
Approximately 510

Annual Sales Volume:
Total chemical sales of 787,000 tonnes.

Type of Customers:
More than 200 customers. The top 10 customers contribute approximately 47% of revenues.

JW Aluminum 17%[1]

JWA has been in business since 1980. The company manufactures specialty flat-rolled aluminum products, primarily serving the heating, ventilation and air conditioning; building and construction; flexible packaging, and other end-use markets in the United States.

Operations:
3 aluminum fabrication facilities located in Mt. Holly, South Carolina, Russellville, Arkansas and St. Louis, Missouri.

Number of Employees:
Approximately 800

Annual Sales Volume:
333 million pounds of specialty, flat-rolled aluminum products sold in 2005.

Type of Customers:
More than 300 customers in the United States. No single customer accounts for more than 7% of sales, with the top 10 customers accounting for approximately 42% of 2005 sales.

Winroc 11%[1]

Winroc has been in business since 1971 and is the largest distributor of specialty construction products to the walls and ceilings industry in Canada and seventh largest in North America.

Operations:
38 branches with 30 locations in western Canada and Ontario; and 8 in Minnesota and parts of the southwestern United States.

Number of Employees:
Approximately 900

Annual Sales Volume:
$487 million of revenues, with 52% derived from drywall and accessories.

Type of Customers:
Approximately 6,900 residential, commercial, new and remodelling customers, diversified geographically. The top 10 customers contributed approximately 14% of 2005 distribution sales.

Superior Energy Management 2%[1]

Superior Energy Management commenced operations in June of 2002, providing fixed-price natural gas supply services to residential, commercial and industrial markets in Ontario and Quebec.

Operations:
Main focus area is Ontario, expanding into Quebec market.

Number of Employees:
Approximately 30

Annual Sales Volume:
Approximately 100,000 GJ/d of natural gas.

Type of Customers:
Approximately 57,000 commercial, small industrial and residential customers. The largest customer contributed approximately 5% of gross profit in 2005.

Distributable cash flow, operating distributable cash flow, maintenance capital expenditures and growth capital, which are used throughout this document, are terms used in accordance with the definitions contained in Note 1 to the Consolidated Financial Statements. These measures do not have a standardized meaning prescribed by generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other companies. Distributable cash flow cannot be assured.

(1) 2005 annual operating distributable cash flow contribution, including JW Aluminum as if it had been acquired on January 1, 2005.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Key Strengths:
- Leading competitive position.
- Geographic and end-use customer diversification.
- Utility-like operating risk profile.

Operating Distributable Cash Flow and Net Maintenance Capital
(millions of dollars)



99.9
4.1
112.7
3.0
108.7
3.5
106.0
5.6
94.2
2.8
2001
2002
2003
2004
2005

Key Strengths:
- Leading competitive position.
- Geographic and customer diversification.
- Low cost structure.
- Simple and safe manufacturing process.

Operating Distributable Cash Flow and Maintenance Capital (2)
(millions of dollars)



93.3
11.1
81.3
12.7
77.4
6.4
91.3
7.6
93.1
8.1
2001
2002
2003
2004
2005

Key Strengths:
- Leader in specialty aluminum markets.
- Diversified products and customers.
- In-house product development capability.
- Flexible manufacturing model.
- No direct exposure to changes in primary aluminum prices.

Operating Distributable Cash Flow and Maintenance Capital (3)
(millions of dollars)



20.1
2.6
27.1
9.0
27.9
8.1
33.4
5.1
52.8
3.6
2001
2002
2003
2004
2005

Key Strengths:
- Leading competitive position.
- Geographic and end-use customer diversification.
- Track record of stable and growing financial results and attractive growth potential.

Operating Distributable Cash Flow and Net Maintenance Capital (4)
(millions of dollars)



10.1
4.2
12.3
4.7
12.1
5.8
21.0
6.9
30.2
5.6
2001
2002
2003
2004
2005

Key Strengths:
- Stable contract-based business.
- Complementary to propane retailing.
- Attractive growth opportunities.

Operating Distributable Cash Flow (5)
(millions of dollars)



(0.1)
4.5
7.7
5.3
2002
2003
2004
2005

(2) ERCO Worldwide acquired December 19, 2002. Unaudited prior year results are provided for comparison purposes.

(3) JW Aluminum acquired October 19, 2005. Unaudited prior year results are provided for comparison purposes.

(4) Winroc acquired June 11, 2004. Unaudited prior year results are provided for comparison purposes.

(5) 2002 to 2004 restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

Superior Plus Income Fund
File No. 82-34938
Exemption Pursuant to Rule 12g3-2(b)



Strength Through Diversified Businesses

Superior Plus Income Fund was established in 1996 and has diversified over time into five strong business platforms, consisting of propane retailing, specialty chemicals, flat-rolled aluminum products, specialty construction products distribution, and fixed-price natural gas retailing. Underpinning the success of our diversification strategy are strong business platforms with the following characteristics:

- Mature businesses;
- Low operating risk profiles;
- Strong competitive positions;
- Stable and sustainable cash flows;
- Experienced management capabilities; and
- Visible value growth potential.

Strategic direction, governance, access to capital and other services are provided by the corporate office, enabling the businesses to focus on the execution of their business plans.

Diversification has reduced Superior's overall business risk, while providing further value growth opportunities to generate stable distributions, growing over time.

Performance Highlights

Superior Plus has outperformed the S&P/TSX Composite Total Return and the Scotia Capital Income Trust indices since inception of the Fund in 1996 to December 31, 2005. Over that period, unitholders earned an annualized total return of 19.4%, including cumulative distributions of $16.31 per trust unit. We remain committed to generating superior returns and long-term value.

SPF.UN - TOTAL RETURN SINCE INCEPTION (Includes re-investment of distributions) October 7, 1996 to December 31, 2005


700
600
500
400
300
200
100
0
Superior Plus Income Fund Total Return (SPF.UN)
Return 415.9%
Annualized 19.4%
Scotia Capital Income Trust Index
Return 314.9%
Annualized 16.7%
S&P/TSX Composite Total Return Index
Return 141.5%
Annualized 10.0%
OCT 96
APR 97
OCT 97
APR 98
OCT 98
APR 99
OCT 99
APR 00
OCT 00
APR 01
OCT 01
APR 02
OCT 02
APR 03
OCT 03
APR 04
OCT 04
APR 05
OCT 05
DEC 05

Business Segment Contributions[1]


35% Superior Propane
35% ERCO Worldwide
17% JW Aluminum
11% Winroc
2% Superior Energy Management

(1) 2005 annual operating distributable cash flow contribution, including JW Aluminum as if it had been acquired on January 1, 2005.

Distributable Cash Flow ($ per trust unit)


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1.15
1.24
1.34
1.38
1.58
1.71
1.93(2)
2.36(2)
2.47(1)(2)
2.54(2)
2.35
96E
97
98
99
00
01
02
03
04
05

(1) One time Management internalization effect.

(2) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

2005 Highlights

- Soft results from Superior Propane and Superior Energy Management outpaced growth achieved by ERCO Worldwide and Winroc.
- Made growth capital investments of over $500 million to acquire JW Aluminum and expand existing businesses; advanced platform for profitable growth and diversification.
- Rapid rise and volatility of energy costs require repositioning of some of our businesses.
- Expanded management capabilities to support long-term profitability and growth.

For Superior Plus, 2005 was a year of achievements and challenges. We made substantial growth capital investments, expanded our business platforms and added management depth to position Superior Plus for long-term profitability and growth. At the same time, the rapid rise in energy prices, warm weather, and the strengthening of the Canadian dollar and resulting impacts on our customers have negatively affected the results of some of our businesses. In response to these new realities, we are adapting our strategies to improve the operating performance of these businesses.

While distributable cash flow grew modestly to $187.0 million compared to $184.4 million generated in 2004, distributable cash flow per trust unit decreased 7% to $2.35 compared to $2.54 generated in 2004. This reduction reflected weaker business performance from certain of our businesses and dilution resulting from the conversion of debentures and warrants throughout the year.

RESULTS FROM OPERATIONS

Superior Propane contributed $94.2 million in operating distributable cash flow in 2005, compared to $106.0 million in 2004. The results were negatively impacted by the rapid rise and high volatility of crude oil, natural gas, and propane prices over the last two years, coupled with warm weather across Canada. These conditions have continued into 2006. An increased focus on customer service and retention programs is expected to result in long-term benefits, but caused the cost structure to increase in 2005. Due to these changing business conditions, a business review commenced in late 2005 to right-size the propane retailing business. As part of the review, John Gleason, who joined Superior Plus in April 2005 as Senior Vice-President, Corporate Development, took over the leadership of Superior Propane as President in January 2006. Under his leadership, the team continues to focus on customer service to increase revenues while decreasing the cost structure to position the product and service offerings for future growth.

To achieve greater purchasing scale and improve its operational efficiency, Superior Propane acquired Superior Gas Liquids (SGL) in February, 2005 for $25.6 million. SGL is a natural gas liquids wholesale marketer, providing transportation, storage, risk management, supply and logistics services in Canada and the United States. The acquisition of SGL is expected to further enhance Superior Propane's supply and logistics competencies and increase other service revenues.

Although the propane business in Canada is mature, it continues to provide a solid foundation for stable returns. We are confident that under John's leadership, we can profitably grow the propane retailing business going forward.

ERCO Worldwide, our specialty chemicals business, delivered solid results in 2005, contributing $93.1 million in operating distributable cash flow, compared to $91.3 million in 2004. This strong performance was fuelled by the benefits of ERCO's acquisition of the chloralkali/potassium facility in Port Edwards, Wisconsin in June 2005 for $22.4 million.

The combination of the rising Canadian dollar, and high energy and fibre costs has resulted in several bleached pulp plant closures and continues to have an impact on our North American pulp customer base. In response, ERCO announced the shut-down of its high-cost plant in Thunder Bay, Ontario, resourcing production from its remaining network of seven lower-cost sodium chlorate plants and continues to review opportunities to reposition its sodium chlorate operations in the face of further declines in customer demand.

ERCO Worldwide strengthened its leadership team and advanced its diversification strategy by expanding into potassium products and leveraging its Western Canadian chloralkali production and sales capabilities, which in the fourth quarter comprised 40% of its overall cash flow. Expansion of its sodium chlorate business internationally continues with the construction of ERCO's 55,000 tonne capacity sodium chlorate facility in Chile, scheduled to come on stream in mid-2006. ERCO is well positioned to take advantage of opportunities in the growing Asian and South American markets.

Winroc, our walls and ceilings construction product distribution business, contributed record operating distributable cash flow of $30.2 million in 2005. This was the first full-year contribution since its acquisition by Superior Plus in June 2004. Winroc established a leading market presence in Ontario with the acquisition of Interior Business Supplies in December 2004, followed by the acquisition of Leon's Insulation in April 2005 for $31.7 million. In addition, Winroc expanded its product line and opened four new branches in fast-growing areas such as Fort McMurray, Alberta, and suburban Salt Lake City, Utah. Winroc's profitability is expected to continue to increase due to the growth of its existing distribution operations and its expansion into Ontario. Residential construction rates are expected to moderate while commercial construction demand is anticipated to increase and remodelling demand remains strong. Under strong management, Winroc is well positioned to become a leading competitor in the North American specialty building products market.

Superior Energy Management (SEM), our fixed-price natural gas retailing business, contributed $5.3 million of operating distributable cash flow, a decrease of $2.4 million from 2004. The rapid rise in natural gas prices prompted high-volume commercial customers to select lower margin floating index prices. As a result, SEM has increased its focus on growing the residential market and has built a solid foundation for future growth. During the 2005 third quarter, Greg McCamus became President of SEM. His focus is on the continued profitable growth of the business.

A NEW PLATFORM FOR STABILITY AND GROWTH

In October 2005, Superior Plus acquired **JW Aluminum** (JWA), a manufacturer of specialty flat-rolled aluminum products, headquartered in Mount Holly, South Carolina for $405.4 million. The acquisition of JWA adds another strong business platform and management team to create long-term value growth for Superior Plus. Over its 25 years of operations, JWA has developed a reputation as a premier supplier, providing quality customer service, products, and advanced in-house product development. JWA eliminates direct aluminum commodity price risk by charging customers the cost of primary aluminum plus a conversion fee. This has resulted in consistent growth in profits. In November 2005, the Board approved a US$15 million Phase II expansion of JWA's Russellville, Arkansas facility to support increased 2006 fin stock and converter foil demand. The 42 million pound Russellville expansion will bring annual capacity to over 400 million pounds across JWA's three manufacturing facilities.

STRENGTH THROUGH DIVERSIFICATION

Our diversification strategy continued to be successful in 2005 in reducing our overall business risk, as no single business contributed more than 35% to distributable cash flow after giving full year effect to the acquisition of JWA. Growth capital investments exceeding $500 million are expected to be accretive to unitholder distributions in 2006 and beyond.

STRONG FINANCIAL POSITION

During 2005, Superior Plus financed its growth by accessing public markets. In June, we issued $175 million of 5.75% convertible debentures. In October, we issued 6.2 million trust units priced at $25.75 and $75 million of 5.85% convertible debentures, raising a total of $410 million. Additionally, the conversion of $48 million of debentures and $17 million in proceeds received from the exercise of trust unit warrants, further strengthened our balance sheet. On March 3, 2006, we completed a $200 million, 10-year, 5.50% senior secured debt issue in the Canadian public bond market. Proceeds will be used to repay the US$145 million JWA acquisition credit facility and other revolving bank debt.

MANAGEMENT CAPABILITIES

During 2005, significant effort was directed towards expanding and strengthening our management capabilities to provide the necessary leadership and experience to adjust our strategies to changes in our business environment and to provide for succession. Superior Propane added one finance and three operating officers. Its management team now consists of seven experienced officers led by John Gleason. ERCO added three officers to its skilled team, guided by Paul Timmons. Winroc, led by Paul Vanderberg, augmented its team to support the growth of its business. SEM, under the leadership of Greg McCamus, is currently expanding its management team. To support the growth and complexity of our businesses, we added three officers at the corporate level. In addition, the Board of Directors has extended the employment agreement of the President and CEO to 2009 and the Executive Chairman will move to the role of Chairman of the Board. Equipped with strong management capabilities, we approach the future with confidence.

DISTRIBUTIONS

In November, the Fund increased its cash distribution by 2.5% to $0.205 per month, or $2.46 on an annualized basis, reflecting accretion from the acquisition of JWA. Distributions of $2.41 per trust unit paid in 2005 resulted in a payout ratio of 103%, due to soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter. Steps are being taken to reposition certain of our businesses in response to the changing business environment and are expected to improve distributable cash flow per unit as these initiatives are implemented. However, in light of the negative impact that record warm temperatures experienced across Canada in January and February are having on Superior Propane's 2006 results and continuing difficulties faced by North American pulp producers, we considered it prudent to reduce the monthly distribution rate to $0.185 per trust unit or $2.22 on an annualized basis to ensure our payout ratio is sustainable and our financial strength maintained, pending the improvement of results over time.

2006 OUTLOOK

This year will be a busy one at Superior Plus, as we harness the benefits of the diversification and growth capital invested in 2005 and continue to focus on customer service and improving the operating performance of several of our businesses. With more than 3,500 motivated employees, the commitment of our strengthened business and corporate leadership teams, the strong stewardship of our Board, and the continued support of our unitholders, we will continue to take advantage of growth opportunities within each business segment. Our strong values, entrepreneurial culture and financial strength will allow us to consider other opportunities to create value over time.



"signed"
Grant D. Billing
Executive Chairman



"signed"
Geoffrey N. Mackey
President and
Chief Executive Officer
March 8, 2006

2005 Highlights

- Reviewed governance structure and substantially strengthened practices and processes.
- Adopted a written Board mandate, replacing existing Board guidelines.
- Increased Board committees from two to three.
- Introduced a written Code of Business Conduct and Ethics to supplement existing principles designed to promote honesty and integrity.

Superior Plus has a performance-oriented culture underpinned by strong ethical and core values. Economic, environmental and social responsibilities are deeply entrenched within our business culture. In 2005, Superior Plus adopted a written Code of Business Conduct and Ethics to supplement its existing principles and value statements that are designed to promote honesty and integrity across its five businesses. In addition, our communication and disclosure, insider trading, and whistleblower policies were reviewed and improved.

The Board is ultimately responsible for overseeing the business of Superior Plus and the affairs of the Fund, providing effective guidance and stewardship. The Board seeks to insure that Superior Plus and the Fund conduct their business with honesty and integrity, with the objective of creating sustainable and long-term value and profitable growth.

Based on its commitment to strong, effective and responsible corporate governance practices, Directors of Superior Plus carefully considered and adapted the Boards' structure, membership and governance processes, policies and procedures as part of its annual strategy session in 2005.

With the advances of Superior Plus' diversification strategy and growth of its businesses, the Board considered it prudent to adapt and strengthen its governance framework. To remain focused on the strategic visions amid the increasing complexities of a larger organization and the challenges of a global economy, the Board increased the number of committees from two to three. The standing committees are Audit; Governance and Nominating; and Compensation. Supported by its committees, the Board's processes are designed to: achieve an appropriate degree of independence from management; oversee human resources policies and procedures, including succession planning; consider, approve and monitor Superior Plus' strategic, operating, capital and financial plans; and monitor its risk management framework, including the integrity of internal financial and management systems.

The Fund is listed on the Toronto Stock Exchange and abides by applicable securities laws. On June 30, 2005, National Policy 58-201 "Corporate Governance Guidelines" and National Policy 58-101 "Disclosure of Corporate Governance Practices" (Governance Guidelines) came into force. Through the Audit Committee, the Board monitors management's compliance with National Policy 52-109 "Certification of Disclosure in Issuer's Annual and Interim Filings" related to CEO/CFO certification and financial disclosure standards and requirements. The Board of Superior Plus and management are focused on transparency and accountability of financial reporting and monitor developments in corporate governance, disclosure issues and best practices to be satisfied that Superior Plus continues to carry out high standards of corporate governance.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Board of Directors


Peter A.W. Green
Chairman, The Frog Hollow Group Inc. and Chairman of Patheon Inc.


James S.A. MacDonald,
Chairman and Managing Partner, Enterprise Capital Management Inc.


Norman R. Gish
President, Gish Consulting Group


Peter Valentine, Senior Advisor to the CEO, Calgary Health Region and to the Dean of Medicine, University of Calgary


Robert J. Engbloom, Q.C.
Partner, Macleod Dixon LLP


Geoffrey N. Mackey
President and Chief Executive Officer, Superior Plus Inc.


Allan G. Lennox
Principal, AG Lennox & Associates


David P. Smith,
Managing Partner, Enterprise Capital Management Inc.


Grant D. Billing
Executive Chairman, Superior Plus Inc.

"We believe that a sound strategy, prudent corporate governance processes and a business culture based on honesty and integrity are integral to building long-term value for our unitholders."

Board Composition, Independence and Compliance

The Superior Plus Board is composed of nine members with extensive business and board experience, high standards of ethics and strong vision. Of the nine members, seven are independent. Grant Billing, Executive Chair and Geoff Mackey, President and CEO, are management directors. All independent members currently participate in at least one standing committee. Since 2003, Peter Green has served as Lead Director to strengthen the independence of the Board from management. He also serves as Chair of the Governance and Nominating Committee. Based on the 2005 annual Board effectiveness and assessment evaluation it was determined that the Board has the appropriate size and competencies to efficiently discharge its duties and responsibilities.

Superior Plus abides by applicable Canadian securities laws and regulations, including the Audit Committee rules and the Governance Guidelines. Superior's statement of corporate governance practices and related disclosure, including the determination and definitions of independence, Board and committee meeting attendance records, and directorships of Board members in other public entities, are included in the 2006 Information Circular. The Board and Committee mandates, position descriptions for the Executive Chair, the Lead Director, the President and CEO and the committee chairs, together with the Code of Business Conduct and Ethics, the Communication and Disclosure, Insider Trading and Whistleblower policies are posted on the Fund's website.

Superior Propane

2005 Highlights

- Increased focus on residential customer sales and retention.
- Re-invested in fleet, tanks, equipment and facilities to support the business.
- Acquired Superior Gas Liquids to position the business for future growth.
- Continued health, safety and environmental compliance yielding a reduction in lost work days and a corresponding overall increase in productivity.
- Business review initiated to address challenging business environment.

In 2005, Superior Propane contributed $94.2 million of operating distributable cash flow, a decrease of $11.8 million or 11% from the previous year. This result was largely due to a combination of three key factors: lower volumes as unusual weather reduced heating and crop drying requirements and high and volatile propane commodity prices encouraged customer conservation; higher delivery costs due to increased fuel costs; and increased maintenance costs incurred to renew tanks and equipment to ready the business for customer growth.

BUSINESS REPOSITIONING

One of the key initiatives in 2005 was our heightened focus on customer service and retention. Tanks and equipment were renewed and an on-board truck computer program was initiated to increase operational efficiency and provide improved customer service. These programs increased Superior Propane's cost structure in the short term, but are expected to provide benefits over time. Unseasonable warm weather, the continued structural decline of automotive volumes and high wholesale propane costs continue to impact sales. In response to these changing business conditions, a review of Superior Propane's business has been initiated. The plan entails aligning the cost structure to current sales volume levels, while continuing to focus on customer service and retention to increase sales. During 2005, Superior Propane's leadership was significantly strengthened to meet the challenges of the business. In January 2006, John Gleason became president of Superior Propane to lead the business repositioning designed to achieve profitable growth in the future.

NEW GROWTH OPPORTUNITIES FOR 2006

In February 2005, Superior Propane acquired Superior Gas Liquids (SGL) for a purchase price of $25.6 million. SGL offers value-added, natural gas liquids wholesale marketing services to primarily small and medium-sized retailers in the United States. Superior Propane's national scope enables SGL to achieve greater economies of scale in purchasing, enhancing its competitiveness while providing Superior Propane with enhanced supply and logistics capabilities, as well as exposure to the United States retail propane market.

SERVING OUR CUSTOMERS ACROSS CANADA

Superior Propane is Canada's leading provider of propane, related products and services, with a market share of approximately 50%. In North America, Superior Propane ranks number five by sales volumes among retail propane providers.

Propane is an environmentally friendly, clean burning, efficient, portable and economical fuel source. For 55 years, Superior Propane has served the energy needs of Canadians in all major end-use propane applications, including residential, commercial, automotive, construction, oilfield, and agricultural. With operations in all provinces and territories, our geographic and end-use market diversity contributes to mitigating exposure to changes in weather and economic conditions.

Stable energy demand over time, combined with wholesale propane price changes that are generally passed on to the customer, provide for a "utility-like" operating risk profile.


John D. Gleason
President


Frank E. Burdzy
Vice-President,
Business Operations

Our customer care culture and a broad range of service offerings differentiate us from our competitors. We provide one-stop shopping, customizing our extensive service offerings including equipment sales and rentals, installation, repair and maintenance services, pricing and payment options, to meet the needs of our customers.


Terrence N. Gill
Vice-President,
Human Resources


Desmond E. Moult
Vice-President, Finance


Gregory D. Stewart
Vice-President,
Business Services


Andrew W. Carroll
Vice-President,
Business Development


Carl F. Strub III
Vice-President,
Transportation and Operations Services

Superior Propane provides extensive service offerings and one-stop shopping to meet the needs of its customers.

We are able to leverage Superior Propane's industry leading scale to gain efficiencies in procurement, supply and transportation infrastructure, business support services, and the development and implementation of value-added delivery and service programs.



OUTLOOK

The propane business continues to provide a solid foundation for stable returns. A renewed focus on customer care initiated during 2005 is designed to provide efficient, consistent and responsive services in order to solidify customer retention. The repositioning of the business is expected to provide Superior Propane with an opportunity to achieve long-term profitable growth.

2005 Highlights

- Solid financial performance, despite ongoing challenges faced by North American bleached pulp producers.
- Acquisition of Port Edwards chloralkali/potassium facility expands product line.
- Advanced the construction of 55,000 MT/year sodium chlorate plant in Chile.
- Shutdown of Thunder Bay facility improves competitive position.
- Strengthened organization positions ERCO to take advantage of further growth opportunities.

ERCO Worldwide delivered solid operating distributable cash flow of $93.1 million in 2005, an increase of $1.8 million or 2% from the prior year, despite a challenging market environment. Significant market factors included the increasing value of the Canadian dollar, rising energy costs and a decrease in North American sodium chlorate sales volumes due to soft bleached pulp markets, offset by robust chloralkali market conditions.

DEVELOPMENT AND GROWTH

During 2005, we substantially advanced our strategy of expanding our product lines, increasing our operational efficiencies, and capitalizing on new opportunities in the growing Asian and South American sodium chlorate markets. With the acquisition of the Port Edwards, Wisconsin, chloralkali/potassium facility in June 2005, ERCO became a leading producer of potassium products in North America. The Port Edwards facility has a strong competitive position in the regional midwest market. The acquisition has positioned ERCO to profitably leverage its existing western Canadian chloralkali production and sales capability. More importantly, it diversified our product line into potassium products which are used in a diverse range of end-use products, such as agricultural and de-icing chemicals. This business provides a platform for further diversification and growth.

ERCO has maintained its leading market position as the largest North American producer of sodium chlorate, required as a feedstock in the production of chlorine dioxide, an environmentally preferred bleaching agent used in the production of high-quality paper products. We are also the leading global supplier of modern chlorine dioxide generators and related technology, used by pulp mills to convert sodium chlorate into chlorine dioxide. Our technology, blended with our experience and reputation, provide us with a unique competitive advantage, including early access to new market trends.

In North America, the impact of the rising Canadian dollar together with high electricity and fiber costs, continue to put pressure on the bleached pulp producers and has resulted in plant closures, reducing demand for sodium chlorate. In response to this changing environment and uncompetitive electricity costs in Ontario, we announced the shutdown of the 48,000 tonne capacity sodium chlorate plant in Thunder Bay, effective in the first quarter of 2006. Electrical energy represents 70-90% of a plant's variable costs. Redirecting the Thunder Bay production to our seven other lower cost plants that can achieve higher operating rates, enables us to improve our competitive position. ERCO continues to review opportunities to reposition its sodium chlorate operations because of further potential deterioration of the North American sodium chlorate market.

Our five-year electrolytic cell replacement program is approximately two-thirds complete and the improvements in cell design, introduced during 2005, are increasing electrical

ERCO Worldwide has further diversified its customer base and product lines into chloralkali and potassium markets.


Paul S. Timmons
President


Edward J. Bechberger
Vice-President, and General Manager, International Business


John B. Kamler
Vice-President, Business Development


John R. Engelen
Vice-President, Finance and Systems


Sheila S. Burke
Vice-President, Regulatory Affairs and External Relations


Norman L. Christensen
Vice-President, and General Manager, Chloralkali Operations


Daniel J. Corbett
Vice-President, Human Resources


John N. Clarke
Vice-President, and General Manager, North America Chlorate Business

efficiency by approximately 7%. During 2005, our plants in Vancouver, B.C. and Buckingham, Quebec achieved new production records and can sustain high utilization rates.

OFFSHORE OPPORTUNITIES

The construction of the 55,000 tonne annual capacity sodium chlorate plant in Chile continues on time and on budget, bringing ERCO's total capacity to 592,000 metric tonnes across eight facilities. The plant is scheduled to start-up in mid-2006 at a cost of $65 million and will provide CMPC Celulosa S.A. with a long-term sodium chlorate supply to its three pulp mills. Other offshore opportunities continue to emerge as large international mills increase production in lower cost areas and as developing regions of the world increase consumption of paper and related products.

ORGANIZATIONAL STRENGTH

During 2005, we reorganized into three separate segments, North American Chlorate, Chloralkali and International Operations to support our strategy of continuing to diversify the chemical business in North America and growing the sodium chlorate business offshore. We significantly strengthened our management, human resources, customer services, logistical, legal and regulatory affairs capabilities to meet the ongoing business challenges and to position us for future growth.


Port Edwards, Wisconsin Facility

2005 Highlights

- Strong manufacturing performance and low cost structure added substantial value to 2005 results.
- Annual capacity increased to 372 million pounds with the completion of Phase I expansion of Russellville, Arkansas facility.
- Announced a 42 million pound Phase II expansion of the Russellville facility to support increased fin stock and converter foil market demand.
- Superior customer service and product quality continue to drive success.

JW Aluminum (JWA) joined Superior Plus on October 19, 2005, adding operating distributable cash flow of $8.6 million to Superior's 2005 results. On a full year basis, operating distributable cash flow reached $52.8 million, an increase of $19.4 million or 58% over the previous year. JWA has steadily increased sales volumes and profitability over the past 25 years.

FLAT-ROLLED SPECIALITY PRODUCTS

Headquartered in Mount Holly, South Carolina, with two additional facilities in Russellville, Arkansas and St. Louis, Missouri, JWA's almost 800 employees fabricate specialty flat-rolled aluminum products. These include bare and coated "fin stock" for the HVAC (heating, ventilation and air-conditioning) industry, light gauge converter foil for the flexible packaging industry, and heavier gauge sheet for the building and construction markets. In addition, we produce other specialized rolled aluminum products used in a variety of other applications, including lithographic printing, automotive heat shields and telecommunication cable wrap. JWA continues to be a leader in these specialty markets.

COMPETITIVE EDGE

A diverse mix of products and end-use markets clearly differentiates JWA from its competitors and has been a key component of our success. A flexible manufacturing model and a wide mix of products allow JWA to adjust its product mix to meet changing customer demands and achieve industry-leading utilization rates. JWA offers high quality products and customized solutions that facilitate customers' processing requirements. Advanced in-house coating capabilities and our ability to provide custom alloys to meet specific needs, provide significant additional benefits.

INDUSTRY-LEADING TECHNOLOGY

JWA's proprietary furnace design utilizes both scrap and prime metal, providing a cost advantage and lower emissions. State-of-the-art rolling, annealing, and slitting equipment is used to produce top quality products. A constant focus on environmental sustainability has resulted in significant cost savings and recognition for outstanding environmental performance.

STRONG DEMAND FUNDAMENTALS

Fin stock represented 41% of 2005 sales and is expected to further grow in 2006. Fin stock demand has increased due to higher aluminum content required in air conditioning units as a result of SEER 13 (Seasonal Energy Efficiency Ratio) regulations, implemented in the United States in January 2006. During 2005, JWA completed a 72 million pound expansion of the Russellville facility. In November 2005, we announced a further 42 million pound, Phase II expansion of the Russellville facility to support additional fin stock demand. We believe these capacity expansions will enable us to grow sales volumes profitably while enhancing manufacturing flexibility and customer service levels.

Building sheet products represented 28% of 2005 sales and are used by our customers to manufacture end-use products such as trim coil, roofing, doors and windows, soffits, fascia and gutters. This market is driven primarily by residential repair, remodelling and new home and commercial construction. Over time, we expect to see strong demand in the southeastern United States, as reconstruction efforts get underway after the destruction left by hurricanes Katrina and Rita in 2005, and the 2004 hurricanes in Florida.

Converter foil products represented 16% of 2005 sales and hold a key position in the flexible packaging market due to aluminum's strong barrier properties (i.e. UV protection/ impermeability) and the non-reactive, lightweight, non-absorbing nature of the metal. In addition, aluminum-based packaging is relatively inexpensive to produce and allows for innovative and creative design.

PASS-THROUGH COMMODITY PRICING

Consistent with industry practice, JWA passes the cost of primary aluminum through to its customers, eliminating direct aluminum price risk and providing the opportunity to generate a metal profit through the use of scrap. In addition, JWA charges a conversion fee or "adder" to generate a traditional profit after covering the cost of manufacturing and transportation.

OUTLOOK

Demand fundamentals are strong in JWA's markets. With our recent capacity additions and our innovative and entrepreneurial approach, we are confident of our ability to drive growth and profitability in 2006 and beyond.

A flexible manufacturing model allows JWA to adjust its wide mix of products to meet changing customer demands and achieve industry-leading utilization rates.





Don E. Kassing
President



Barry G. Peake
Vice-President, Finance



Russell F. Penley
Vice-President, Operations



Blair H. Stewart
Vice-President, Materials and IT

2005 Highlights

- Generated record operating distributable cash flow.
- Established leading market presence in Ontario.
- Opened four new branches in fast growing markets.
- Significant potential to continue profitable growth.

Winroc generated record operating distributable cash flow in 2005 of $30.2 million, an increase of $9.2 million or 44% over the previous full year results.

PRODUCTIVITY PARTNER TO BUILDERS AND REMODELLING CONTRACTORS

Winroc provides "one-stop" walls and ceilings product lines and value-added job site services to builder and remodelling contractors. By delivering product to the right place and at the right time at the construction site, Winroc provides important productivity savings to its customers.

STRONG BUSINESS FUNDAMENTALS

Winroc's profitability has increased consistently over the past 10 years, driven by a combination of organic growth and acquisitions. In April 2005, Winroc acquired Leon's Insulation, Ontario's largest distributor of drywall, insulation and associated products with locations in Burlington and Stouffville, Ontario. Together with the acquisition of IBS with locations in Windsor, London and Cambridge in late 2004, Winroc has developed a strong market presence in Ontario, Canada's largest regional market. In addition, Winroc also grew organically in 2005, opening new distribution operations in Fort McMurray and Medicine Hat, Alberta, Richmond, B.C. and suburban Salt Lake City, Utah. Winroc is estimated to be the largest specialty distributor in Canada and seventh largest in North America's $20 billion per year walls and ceilings industry. The fragmented nature of the specialty buildings distribution industry continues to provide attractive consolidation opportunities over time.

Winroc services the builder/contractor market, representing 50 – 60% of total industry revenues, with the remainder generated through big-box home centres and independent lumber yards that service the do-it-yourself market. Winroc's multi-location distribution network, strong local market position and Allroc purchasing operation, provide purchasing scale and product line breadth to competitively service its markets. Overall industry demand has grown steadily over time. Approximately 50% of Winroc's sales are estimated to be to commercial construction and remodelling and 50% to the residential construction and renovation markets. Commercial construction demand has historically lagged residential construction. Remodelling expenditures continue to steadily increase.

GEOGRAPHIC AND PRODUCT DIVERSIFICATION

In 2005, 63% of Winroc's sales were derived from Canada and 37% from the southern and mid-western United States. Winroc employs approximately 900 people and operates from 38 branches. Its 6,900 customers are diversified, both geographically and by product category, with the 10 largest customers representing approximately 14% of sales. Winroc's core business of drywall, steel-framing, insulation and ceiling products represent approximately 90% of sales. Other products include plaster products, tools, fasteners and exterior cladding products and coatings.

GROWTH POTENTIAL

Winroc's experienced management team has substantial operations, purchasing, and business integration skills. During 2005, Winroc further strengthened its team and core competencies. Customer, supplier and employee support remains firmly entrenched in our core values. We have the people, the commitment and the skills to further tap our growth potential and become a leading specialty building products distributor in North America over time.





Paul Vanderberg
President



James Empey
Vice-President, Finance



Wade Wilson
Vice-President, Operations, Western Canada



Peter Welly
Vice-President, Operations U.S. and Acoustical



Bob Hancock
Vice-President, Allroc Sales and Marketing



Colin Ramsden
Regional Operations Manager, BC

By delivering product to the right place and at the right time at the construction site, Winroc provides important productivity savings to its customers.



Jake Kooy
Regional Operations Manager, Prairies



Bob Jordan
Regional Operations Manager, Ontario

2005 Highlights

- Record high natural gas prices created a challenging fixed-price natural gas market environment, particularly in the commercial segment.
- Strategic transition with increased focus on residential customers.
- Expanded contracted customer base.
- Strengthened leadership and support systems in anticipation of continued growth and profitability.

In 2005, Superior Energy Management (SEM) contributed operating distributable cash flow of $5.3 million to Superior Plus, a decrease of $2.4 million from the prior year. Since its start-up in June 2002, SEM has contributed $17.4 million of operating distributable cash flow with minimal capital investment. Superior's brand recognition, established credit strength and supplier relationships are key components of SEM's continued success.

FIXED-PRICE NATURAL GAS BUSINESS

Headquartered in Mississauga, Ontario, SEM provides natural gas retailing services under fixed-price term contracts to mid-sized commercial, industrial and residential customers in Ontario. In spring 2004, following initial deregulation of Quebec's commercial and light industrial natural gas markets, SEM entered the market in the Gaz Metropolitain franchise region. Providing natural gas supply at a fixed price for a term of one to five years, removes short-term price volatility for customers, protecting against long-term commodity price increases. SEM has developed an experienced sales network in the residential and commercial markets. Residential agents market door-to-door, while commercial sales agents and experienced in-house staff work with customers to develop an energy management plan that fits their budget and business objectives.

In order to capture a fixed selling margin for the term of the customer contract, a fixed-price natural gas supply matching the volume and term of the customer obligation, is contracted with various producers and financial counterparties. Currently, SEM sources fixed-price natural gas obligations from 12 physical and financial suppliers to achieve supplier diversification and to effectively manage volume and counterparty risk. The local distribution companies (LDCs) such as Union Energy, Enbridge Gas and Gaz Metropolitan, are required to provide SEM with transportation, storage and distribution, as well as billing and collection services. As such, natural gas retailing is a stable, contract based, profitable business.

STRATEGIC TRANSITION TO POSITION FOR GROWTH

2005 was a year of strategic transition, as SEM increased the focus on growing its residential and small commercial customer base. A record high natural gas price environment during 2005 compressed demand and profitability from larger commercial/industrial accounts. Many of these consumers opted to meet their natural gas requirements on a short-term floating rate basis. Residential customers tend to prefer longer term, predominantly five-year agreements to manage their energy costs, particularly in a high and volatile natural gas pricing environment. In 2005, SEM added 28,000 residential customers, doubling its total customer base to 57,000. Natural gas volumes increased by 32% to 37 million gigajoules in 2005. The increase in residential customers has expanded the average remaining term of SEM's sales contracts at year-end from 32 months in 2005 to 45 months in 2006. The growth in residential sales fosters increased stability and profitability going forward.

During the third quarter of 2005, Greg McCamus became President of SEM and is focusing on enhancing SEM's sales channels, customer service systems and processes. We are well positioned to continue to profitably grow our fixed-price natural gas business in Ontario and Quebec and to expand that service capability to other North American gas markets over time. SEM continues to evaluate the merits of entering the deregulated electricity market in Ontario.



Providing natural gas supply at a fixed price for a term of up to five years removes short-term volatility and protects our customers against commodity price increases.



Greg L. McCamus
President



Gary F. Schein
Controller



Kris B. Plotzke
Portfolio Manager,
Natural Gas



Shiraz H. Ladha
Director,
Business Operations & Systems

Selected Historical Information

SUPERIOR PROPANE

(millions of dollars except litres of propane and per litre amounts)	Year Ended December 31 2005	2004	2003	2002	2001
Litres of propane sold (millions)	**1,468**	1,546	1,625	1,688	1,733
Propane sales margin (cents per litre)	**15.8**	15.7	15.5	14.8	15.0
Revenues	**856.2**	720.2	727.1	619.0	787.5
Cost of products sold	**571.8**	433.5	436.5	328.8	486.8
Gross profit [1]	**284.4**	286.7	290.6	290.2	300.7
Cash operating, administrative and tax costs	**187.4**	175.1	178.4	174.5	196.7
Cash generated from operations before changes in net working capital	**97.0**	111.6	112.2	115.7	104.0
Maintenance capital expenditures, net	**2.8**	5.6	3.5	3.0	4.1
Operating distributable cash flow	**94.2**	106.0	108.7	112.7	99.9

(1) Includes gross profit from other service revenues.

ERCO WORLDWIDE

(millions of dollars except thousands of metric tonnes ("MT") and per MT amounts)	Year Ended December 31 2005	2004	2003	2002 [1]	2001 [1]
Total chemical sales (MT)	**787**	649	574	544	538
Average chemical selling price (dollars per MT)	**519**	571	573	611	594
Revenues	**431.6**	396.0	356.3	361.9	351.8
Cost of products sold	**224.7**	202.8	183.3	181.4	172.2
Gross profit	**206.9**	193.2	173.0	180.5	179.6
Cash operating, administrative and tax costs	**105.7**	94.3	89.2	86.6	75.2
Cash generated from operations before changes in net working capital	**101.2**	98.9	83.8	94.0	104.4
Maintenance capital expenditures, net	**8.1**	7.6	6.4	12.7	11.1
Operating distributable cash flow	**93.1**	91.3	77.4	81.3	93.3

(1) ERCO Worldwide was acquired effective December 19, 2002. Prior year results are unaudited and provided for comparison purposes.

JW ALUMINUM

(millions of dollars except millions of pounds and per pound amounts)	Year Ended December 31 2005 [1]	2004 [1]	2003 [1]	2002 [1]	2001 [1]
Sales volumes (millions of pounds)	**332.6**	280.3	228.6	208.9	185.7
Gross profit (cents per pound)	**20.0**	17.7	18.5	20.8	16.2
Revenues	**546.1**	443.0	321.9	323.8	304.4
Cost of products sold	**479.2**	393.4	279.5	280.3	274.4
Gross profit	**66.9**	49.6	42.4	43.5	30.0
Cash operating, administrative and tax costs [2]	**10.5**	11.1	6.4	7.4	7.3
Cash generated from operations before changes in net working capital	**56.4**	38.5	36.9	36.1	22.7
Maintenance capital expenditures, net	**3.6**	5.1	8.1	9.0	2.6
Operating distributable cash flow	**52.8**	33.4	27.9	27.1	20.1

(1) JW Aluminum was acquired effective October 19, 2005. Prior year results are unaudited and provided for comparison purposes.

(2) Only tax costs associated with the period from October 19, 2005 to December 31, 2005 have been included.

WINROC

(millions of dollars)	2005	2004 [1]	2003 [1]	2002 [1]	2001 [1]
		Year Ended December 31			
Revenues	**486.6**	384.3	310.9	282.2	288.0
Cost of products sold	**368.8**	300.0	245.6	220.6	230.2
Gross profit	**117.8**	84.3	65.3	61.6	57.8
Cash operating, administrative and tax costs	**82.0**	56.4	47.4	44.6	43.5
Cash generated from operations before changes in net working capital	**35.8**	27.9	17.9	17.0	14.3
Maintenance capital expenditures, net	**5.6**	6.9	5.8	4.7	4.2
Operating distributable cash flow	**30.2**	21.0	12.1	12.3	10.1

(1) Winroc was acquired effective June 11, 2004. Prior year results are unaudited and provided for comparison purposes.

SUPERIOR ENERGY MANAGEMENT

(millions of dollars except per gigajoule ("GJ") and per GJ amounts)	2005	2004 [2]	2003 [2]	2002 [1][2]
		Year Ended December 31		
Natural gas sold (millions of GJs)	**37**	28	21	2
Natural gas sales margin (cents per GJ)	**39.2**	47.7	38.8	22.5
Revenues	**288.4**	211.3	152.2	11.4
Cost of products sold	**273.9**	197.9	144.1	10.9
Gross profit	**14.5**	13.4	8.1	0.5
Cash operating, administrative and selling costs	**9.2**	5.7	3.6	0.6
Operating distributable cash flow	**5.3**	7.7	4.5	(0.1)

(1) Superior Energy Management commenced business operations in June 2002.

(2) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

CONSOLIDATED FINANCIALS

(millions of dollars except average number of trust units and per trust unit amounts)	2005	2004	2003	2002	2001
		Year Ended December 31			
Revenues	**2,171.4**	1,552.8	1,234.3	640.9	787.5
Gross profit	**636.1**	542.8	471.7	295.8	300.7
Operating distributable cash flow [1]	**231.4**	219.4	190.6	115.7	99.9
Distributable cash flow [1]	**187.0**	184.4	146.5	90.7	78.3
Per trust unit [1]	**$ 2.35**	$ 2.54	$ 2.47	$ 1.93	$ 1.71
Average number of trust units outstanding (millions)	**79.7**	72.7	59.4	46.9	45.8
Growth capital	**525.3**	126.3	129.8	579.4	2.1
Total assets [1]	**2,327.8**	1,552.1	1,445.1	1,392.8	654.9
Current and long-term debt	**624.8**	446.2	317.8	443.4	101.0

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

Superior Plus



W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer



Derren J. Newell
Vice-President, Business Process and Compliance



Trevor G. Bell
Vice-President, Tax



Clint G. Warkentin
Vice-President and Treasurer



Theresia R. Reisch
Vice-President, Investor Relations and Corporate Secretary



Jay M. Bachman
Manager, Corporate Reporting

Superior Plus is committed to maintaining a strong financial position to support the execution of its business plans.

Management's Discussion and Analysis

As at March 8, 2005

Organization and Structure

The Superior Plus Income Fund (the "Fund") holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.469 billion of unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 12.4% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior has five operating businesses: a propane retailing business operating under the trade name "Superior Propane"; a specialty chemicals business operating under the trade name "ERCO Worldwide"; a manufacturer of specialty, flat-rolled aluminum products operating as "JW Aluminum"; a walls and ceilings construction product distribution business operating under the trade name "Winroc"; and a natural gas retailing business operating under the trade name "Superior Energy Management".

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after interest payments to holders of the convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions.

The Fund increased its monthly distribution by 2.5% to $0.205 per trust unit effective with the November 2005 monthly distribution, based on expected sustainable distributable cash flow including accretion from the acquisition of JW Aluminum ("JWA"). For 2005, distributions paid to Unitholders reached $2.41 per trust unit, an increase of 6% over 2004 distributions paid of $2.28 per trust unit, representing a payout ratio of 103% and 90% for 2005 and 2004 respectively. See "Distributions Paid to Unitholders" for further details. The payout ratio exceeded 100% in 2005 principally due to soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter. Steps are being taken to reposition certain of our businesses in response to the changing business environment and are expected to improve distributable cash flow per unit as these initiatives are implemented. However, in light of the negative impact that record warm temperatures across Canada in January and February are having on Superior Propane's 2006 results and continuing difficulties faced by North American pulp producers, it was considered prudent to reduce the monthly distribution rate to $0.185 per trust unit or $2.22 on an annualized basis to ensure our payout ratio is sustainable and our financial strength maintained, pending the improvement of results over time.

For income tax purposes, distributions paid in 2005 of $2.41 per trust unit are classified as other income of $1.676 per trust unit, a return of capital of $0.108 per trust unit and a dividend of $0.626 per trust unit. A summary of cash distributions since inception and related tax information is posted under the "Investor Information" section of Superior's website at www.superiorplus.com. For 2006, approximately $1.87 per trust unit is expected to be distributed in the form of other income, $0.09 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of its operating businesses.

Distributable cash flow increased modestly for the ninth consecutive year, reaching $187.0 million, an increase of $2.6 million (1%) over 2004 results. The full year contribution of record results from Winroc acquired in June 2004, and the initial inclusion of JWA results acquired on October 19, 2005, was substantially offset by softer performance from Superior Propane and higher borrowing costs due to higher interest rates and increased debt levels incurred to finance growth capital investments. Distributable cash flow per trust unit was $2.35 in 2005, down $0.19 (7%) from 2004 as a 10% increase in the average number of trust units outstanding outpaced the increase in distributable cash flow. The average number of trust units outstanding increased in 2005 as a result of trust units issued to partially finance the acquisition of JWA and the conversion of Debentures and warrants into trust units.

As outlined in the facing chart, the diversification of the Fund's earning base continued in 2005 with Superior Propane, ERCO Worldwide, JWA, Winroc and Superior Energy Management ("SEM") contributing 41%, 40%, 4%, 13% and 2% of operating distributable cash flow, respectively and is expected to diversify further in 2006 with a full year's contribution from JWA. After giving effect to the acquisition of JWA as if it were owned by Superior for all of 2005, Superior Propane, ERCO Worldwide, JWA, Winroc and SEM would have contributed 35%, 35%, 17%, 11% and 2% of operating distributable cash flow respectively.

Operating Distributable Cash Flow
(millions of dollars)


99.9
115.7
3.1
112.6
190.6
4.5
77.7
108.7
219.4
7.7
14.4
91.3
106.0
231.4
5.3
30.2
8.6
93.1
94.2
2001
2002
2003
2004
2005
Superior Propane
Erco Worldwide
Superior Energy Management
Winroc
JW Aluminum

2002 to 2004 restated to give effect to change in accounting for natural gas acquisition costs. (See Note 3(b) to the Consolidated Financial Statements).

Net earnings for 2005 were $106.1 million, compared to $112.4 million in 2004. Distributable cash flow increased relative to net earnings in 2005 compared to the prior year, due to increased non-cash amortization charges partially offset by higher non-cash recoveries of trust unit incentive plan compensation and future income taxes in Canada, and the commencement of payment of cash income taxes in the United States. The increase in amortization expense reflects ERCO Worldwide's announcement in August 2005 to close its Thunder Bay sodium chlorate plant in the first quarter of 2006, resulting in the accelerated amortization of the plant's $40 million net book value over its remaining expected period of operation, combined with the excess of JWA's amortization of capital equipment over cash maintenance capital expenses. The recovery of trust unit incentive plan compensation expense was driven by the decline in the Fund's trust unit market value during the second half of 2005. Net earnings for 2005 were reduced by management retention bonuses paid in the second quarter of $1.3 million (2004 – $2.6 million), which were in turn used to repay a portion of trust unit purchase loans advanced as part of the management internalization transaction in 2003. These costs have been excluded from the calculation of distributable cash flow, consistent with the previous accounting for management internalization costs.

Fourth Quarter Results

Fourth quarter distributable cash flow reached $60.0 million, an increase of $4.2 million (8%) over the prior year quarter. Operating distributable cash flow increased by $9.7 million (15%) as the initial contribution from JWA acquired on October 19, 2005 and improved results from Winroc were partially offset by softer performance from Superior Propane attributable to lower space heating demand and higher operating costs. Interest costs increased by $5.2 million due to increased debt levels incurred to finance growth capital investments made during 2005 as well as higher interest rates. Distributable cash flow per trust unit was $0.70 in the fourth quarter, down $0.04 (5%) from the prior year period as the 8% increase in distributable cash flow was more than offset by a 14% increase in the average number of trust units outstanding. Distributable cash flow increased relative to net earnings in the fourth quarter of 2005 compared to the prior year period for similar reasons impacting the year-over-year comparison. Further discussion of the 2005 fourth quarter results is provided in the Fund's Fourth Quarter and 2005 Earnings Release, dated March 8, 2006.

A more detailed discussion and analysis of the annual financial and operating results of Superior's businesses is provided on the following pages.

Superior Propane

Superior Propane generated operating distributable cash flow of $94.2 million in 2005, representing 35% of the Fund's total after giving effect to the ownership of JWA for all of 2005. Compared to 2004, Superior Propane's operating distributable cash flow decreased by $11.8 million (11%) due to lower propane sales volumes and increased operating costs, partially offset by increased other service gross profit contributed from the Superior Gas Liquids ("SGL") wholesale operations acquired in February 2005 and lower net maintenance capital expenditures. Condensed operating results for 2005 and 2004 are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per litre amounts)	2005		2004	
	$	¢/litre	$	¢/litre
Gross profit				
Propane sales	231.7	15.8	243.2	15.7
Other services	52.7	3.6	43.5	2.8
Total gross profit	284.4	19.4	286.7	18.5
Less: Cash operating, administration and tax costs	(187.4)	(12.8)	(175.1)	(11.3)
Cash generated from operations before changes in net working capital	97.0	6.6	111.6	7.2
Maintenance capital expenditures, net	(2.8)	(0.2)	(5.6)	(0.4)
Operating distributable cash flow	94.2	6.4	106.0	6.8
Propane retail volumes sold (millions of litres)	1,468		1,546	

Propane sales gross profit was $231.7 million, down $11.5 million (5%) from 2004 as sales volumes declined by 5% (78 million litres). Auto propane sales volumes declined by 30 million litres (15%) due to the continued structural decline in this end-use market, representing 40% of the overall decline in sales volumes. Residential and commercial sales volumes declined by 25 million litres (5%) as warmer weather, coupled with a 20% increase in average wholesale propane costs in 2005 compared to the prior year, encouraged customer conservation and reduced demand. Average temperatures in 2005 across Canada were 4% warmer than 2004 and the last five year average. As shown in the following chart, wholesale propane costs increases were driven by higher crude oil and natural gas prices experienced in the aftermath of the Gulf coast hurricanes in the third quarter of 2005. Industrial sales volumes increased by 4 million litres (1%) due to the addition of 16 million litres of refined fuel sales volumes acquired over the last year in southwestern Ontario. Agricultural sales volumes declined by 27 million litres (21%) as lower crop drying demand in the prairies resulted from unusually wet weather experienced in the second quarter which significantly reduced the size of the crop planted. Approximately 50% of Superior Propane's sales volumes are to heating related applications and 50% are related to economic activity levels.

Propane sales margins averaged 15.8 cents per litre in 2005, and were comparable to 2004 levels despite the volatile and rising wholesale propane costs experienced in the second half of 2005 as sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers. Conversely, sales margins typically increase when propane commodity prices decline.

Relative Change in WTI Crude Oil and Natural Gas vs. Sarnia Wholesale Propane Prices


Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas
200
150
100
50
(% change)
JAN 04
FEB 04
MAR 04
APR 04
MAY 04
JUN 04
JUL 04
AUG 04
SEP 04
OCT 04
NOV 04
DEC 04
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05
JUL 05
AUG 05
SEP 05
OCT 05
NOV 05
DEC 05

Gross profit from other services reached $52.7 million in 2005, an increase of $9.2 million (21%) over the prior year, due to contributions from SGL acquired in February 2005 and transportation surcharge fee income, partially offset by reduced profitability of fixed-price propane sales programs as hedging costs increased in the aftermath of the Gulf coast hurricanes in the third quarter.

Despite the challenging business conditions experienced in 2005, total gross profit was within 1% of 2004, reflecting Superior Propane's leading market share and considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 43 market operations, with the largest five markets representing approximately 27% of cash generated from operations. Superior Propane's customer base is well diversified geographically and across end-use applications as illustrated in the table below. Its largest customer contributed approximately 1% of gross profits in 2005.

Superior Propane Annual Sales Volumes and Gross Profit

By End-Use Application

	2005		2004	
Applications:	**Volume [1]**	**GP [2]**	Volume [1]	GP [2]
Residential	**183**	**59.9**	192	61.6
Commercial	**315**	**60.9**	331	63.3
Agricultural	**100**	**11.5**	127	14.2
Industrial	**696**	**78.8**	692	80.1
Automotive	**174**	**20.6**	204	24.0
Other Services	**–**	**52.7**	–	43.5
	1,468	**284.4**	1,546	286.7
Average margin [3]	**15.8**		15.7	

By Region

	2005		2004	
Regions:	**Volume [1]**	**GP [2]**	Volume [1]	GP [2]
Atlantic	**110**	**32.3**	115	32.6
Quebec	**257**	**49.9**	283	52.4
Ontario	**342**	**80.1**	350	78.4
Sask./Man.	**202**	**27.2**	226	28.6
AB/NWT/YK	**334**	**54.5**	345	55.2
BC	**223**	**40.4**	227	39.5
	1,468	**284.4**	1,546	286.7
Average margin [3]	**15.8**		15.7	

(1) **Volume:** Volume of retail propane sold (millions of litres)

(2) **GP:** Gross profit (millions of dollars)

(3) **Average margin:** Average propane retail sale margin (cents per litre)

Cash operating, administration and tax costs were $187.4 million, an increase of $12.3 million (7%) from 2004. Fuel costs increased by $2.5 million as a result of higher fuel prices and were substantially mitigated through the implementation of transportation fee surcharges during the year. Tank and equipment maintenance costs increased by $3.7 million in an effort to ready the business to support growth and service initiatives focused on the residential and commercial end-use markets. The SGL business added $1.6 million of incremental costs in 2005. Cash operating costs were 12.8 cents per litre, an increase of 1.5 cents per litre (13%) over 2004 due to the 7% increase in costs coupled with the 5% decrease in sales volumes. Unseasonably warm weather and high wholesale propane cost trends have continued into the first quarter of 2006 and are expected to dampen sales volume levels. In response to these changing business conditions, a review of Superior Propane's cost structure has been initiated towards improving its operational efficiencies and to position its product and service offerings for future growth. In January 2006, Mr. John Gleason took over leadership of Superior Propane as President. Mr. Gleason joined Superior in April 2005 as Senior Vice President Corporate Development and brings considerable experience in the areas of finance, business development and operations management gained over a 14-year period with MDS Inc., a global health and life science company.

Net maintenance capital expenditures were $2.8 million in 2005, a decrease of $2.8 million from 2004 levels. Gross expenditures were $7.4 million in 2005 and 2004 and were directed largely towards the renewal of the delivery fleet. Proceeds on disposals reached $4.6 million in 2005, an increase of $2.8 million over the prior year. Disposal proceeds realized in 2005 included the sale of Superior Propane's primary transportation fleet operations in eastern Canada to a national trucking company. In conjunction with the sale, a seven-year transportation service agreement was entered into with the purchaser which is anticipated to be cost neutral going forward.

Growth capital expenditures of $27.5 million (2004 – $4.2 million) included the $25.6 million acquisition of SGL in February 2005 and the acquisition of a southwestern Ontario refined fuels distribution business during the third quarter. SGL is a Calgary-based, natural gas liquids wholesale marketing business, servicing over 80 small and medium-sized propane retailers based mainly in the United States. Wholesale sales volumes were approximately 470 million litres in 2005, resourced from approximately 50 suppliers. SGL has subsequent to its acquisition, taken on the management of Superior Propane's supply and logistic requirements.

OUTLOOK

For 2006, Superior Propane's operating distributable cash flow is anticipated to be lower than 2005. Unseasonably warm weather and high wholesale propane cost trends have continued into the first quarter of 2006 and are expected to dampen sales volume levels. These business challenges are anticipated to be addressed in 2006 by taking steps to improve Superior Propane's operating efficiency while positioning its product and service offerings for future growth. The full year's ownership of SGL, combined with the outsourcing of its primary transportation fleet operations in eastern Canada, is expected to sharpen Superior Propane's operating focus and profitability.

BUSINESS RISKS

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. Barriers to entry are relatively low. Propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane prices are affected by crude oil and natural gas prices.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Increases in the cost of propane encourage customers to conserve fuel consumption and to invest in more energy efficient equipment, reducing demand. Automotive propane demand is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Reversal of this market trend will require increased support of governments and original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.8 billion litres of propane are produced in Canada of which about 3.6 billion litres are consumed domestically. The remainder is exported to the United States. Superior Propane's supply is currently purchased from 20 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta and accumulates propane storage positions during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product costs. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative gross margin fluctuations.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. Gains and losses from the customers' contract and the mitigating supply transaction are recorded simultaneously into income at the time of settlement. See Note 15(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2005, Superior Propane had 1,463 regular and 192 part-time employees. Approximately 411 or 28% of its employees are unionized through six provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec with expiry dates ranging from December 2005 to April 2008. Collective bargaining agreements are renegotiated in the normal course of business and are not expected to materially affect Superior Propane's business.

Environmental, Health and Safety Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $93.1 million in 2005, representing 35% of the Fund's total after giving effect to the ownership of JWA for all of 2005. Compared to 2004, operating distributable cash flow increased by $1.8 million (2%), as the Port Edwards chloralkali/potassium facility acquired in June 2005 contributed operating distributable cash flow of $14.9 million, outpacing lower contributions from sodium chlorate and technology operations.

Condensed operating results for 2005 and 2004 are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per metric tonne ("MT") amounts)	2005		2004	
		$/MT		$/MT
Revenue				
Chemicals	**408.2**	**519**	370.3	571
Technology	**23.4**	**30**	25.7	40
Cost of sales				
Chemicals	**(213.2)**	**(271)**	(191.2)	(295)
Technology	**(11.5)**	**(15)**	(11.6)	(18)
Gross profit	**206.9**	**263**	193.2	298
Less: cash operating, administration and tax costs	**(105.7)**	**(134)**	(94.3)	(145)
Cash generated from operations before changes in net working capital	**101.2**	**129**	98.9	153
Maintenance capital expenditures, net	**(8.1)**	**(10)**	(7.6)	(12)
Operating distributable cash flow	**93.1**	**119**	91.3	141
Chemical volumes sold (thousands of MT)	**787**		649	

Gross profit of $206.9 million, increased by $13.7 million (7%) over 2004 as increased chemical gross profits were partially offset by a $2.2 million reduction in technology gross profits due to normal course royalty license expirations. Chemical gross profits increased by $15.9 million (9%) as the addition of the Port Edwards business, coupled with a robust chloralkali pricing environment in the second half of 2005, more than offset an $8.1 million (10%) decline in gross profits from sodium chlorate operations. Sodium chlorate gross profit was impacted by a 1% (6,000 tonnes) decline in sales volumes reflecting softening bleached pulp market conditions in North America, a 1% decline in average selling prices due to the impact of the appreciation of the Canadian dollar on sales priced in United States dollars, and a 1% increase in production costs due to increased electricity costs. ERCO Worldwide's foreign exchange hedging program in 2005 generated realized gains of $15.3 million and substantially mitigated the impact of the 7% year over year average appreciation of the Canadian dollar against the United States dollar denominated sales. (See "Business Risks – Foreign Currency Rate Risk" for discussion of hedge positions). Total chemical sales reached 787,000 metric tonnes in 2005, an increase of 138,000 tonnes (21%) over 2004 of which 144,000 tonnes was generated by the Port Edwards facility. Sodium chlorate and chloralkali/potassium production capacity utilization averaged 96% (2004 – 96%) and 92% (2004 – 97%) respectively. Average chemical revenue and cost of sales per tonne statistics declined in 2005 from 2004 levels as a result of the addition of chloralkali/potassium product sales from Port Edwards which have lower average selling and production costs than ERCO Worldwide's existing product mix.

Cash operating, administration and tax costs were $105.7 million in 2005, an increase of $11.4 million over the prior year. Increased expenses in 2005 included the addition of Port Edwards operating costs of $11.4 million, $1.5 million of United States cash income taxes, and $1.1 million of severance and related costs with respect to the planned closure in the first quarter of 2006 of the 48,000 tonne capacity Thunder Bay sodium chlorate plant. This was partially offset by $2.1 million of non-recurring costs associated with exiting the calcium hypochlorite business in 2004.

Chloralkali/potassium sales contributed 29% of operating cash flow from chemical operations before maintenance capital expenditures, up from 12% in 2004, reflecting the increased diversification of ERCO Worldwide's product line. Sodium chlorate sales represent 71% of ERCO Worldwide's operating cash flow from chemical operations before maintenance capital expenditures and are principally sold to bleached pulp manufacturers. Sodium chlorate is required to generate chlorine dioxide that bleaches the pulp and represents approximately 5% of the variable cost to manufacture bleached pulp. As a result, sodium chlorate sales volumes and prices tend to be very stable over time despite the volatility of bleached pulp prices (see the following chart). ERCO Worldwide's top 10 customers comprised approximately 47% of its revenues in 2005, with its largest customer representing 7% of its revenues.

Pulp Prices Compared to Sodium Chlorate Prices and Sales Volumes


Sodium Chlorate
(Source Market Wire)
NBSK
(Source Paper Loop)
Sodium Chlorate Sales Volumes
(ERCO Worldwide)
(US$/tonne)
750
700
650
600
550
500
450
400
350
300
250
(000 Metric Tonnes)
600
550
500
450
400
350
300
250
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Maintenance capital costs of $8.1 million in 2005, increased by $0.5 million over 2004 due principally to the addition of the Port Edwards plant. For 2006, maintenance capital expenditures are expected to rise to the $8 million to $10 million range, reflecting a full year of ownership of the Port Edwards plant.

Growth capital expenditures aggregated $58.6 million in 2005, compared to $5.7 million in 2004 and were directed towards opportunities in the growing South American sodium chlorate market, increasing operational efficiencies, and expanding product lines. Construction of the 55,000 tonne sodium chlorate plant in Chile continues on time and on budget. The plant is scheduled to start up in mid-2006 with full production expected by the end of the third quarter, at a cost of $65 million and will provide CMPC Celulosa S.A. with a long-term contracted sodium chlorate supply to its three pulp mills. Expenditures of $27.5 million were incurred during 2005 ($28.9 million cumulatively). Remaining construction costs are anticipated to be funded from existing revolving term bank credit facilities. Work on the five-year sodium chlorate cell replacement program continued with $7.9 million spent in 2005 ($19.5 million cumulatively). The project is approximately two-thirds complete with expenditures of $11.5 million anticipated over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency, generating estimated annual energy savings of $1.5 million. The cell replacement program is considered to be growth capital in nature as the project will improve the production efficiency of the business. On June 5, 2005, the Port Edwards, Wisconsin chloralkali/potassium facility was acquired for $22.4 million on a debt-free basis, providing ERCO Worldwide with the opportunity to profitably leverage its existing chloralkali production and sales capability and diversifying its product line into potassium products.

OUTLOOK

ERCO Worldwide's results in 2006 are expected to moderate from 2005 levels. Ownership of the Port Edwards chloralkali/potassium plant for a full year in 2006, the start-up of the new sodium chlorate plant in Chile in mid-2006, and increased international sodium chlorate sales are expected to generate incremental profitability. This is expected to be outweighed by the impacts of softening sodium chlorate demand from North American bleached pulp producers, the appreciation of the strengthening Canadian dollar on U.S. dollar denominated sales, and increased electrical costs. The planned closure of the 48,000 tonne sodium chlorate plant in Thunder Bay during the first quarter of 2006 is expected to enable ERCO Worldwide to shift production to its remaining lower cost seven North American chlorate plants.

BUSINESS RISKS

Competition. ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, the Kemira Group ("Kemira") and the Canexus Income Fund ("Canexus") on a worldwide basis. The business also competes with a number of smaller regional producers. Key competitive factors include price, product quality, logistics capability, reliability of supply, and technical capability and service. Of the global producers, Kemira and Canexus do not provide chlorine dioxide generators or related technology. The business also competes with chloralkali producers, such as Dow Chemicals, and potassium producers such as Occidental Chemicals, Olin Corporation and Ashta Chemicals and PPG Industries.

In addition, the end-use markets for ERCO Worldwide's products are correlated to the general economic environment and the competitiveness of its customers which is outside of its control. North American bleached pulp producers are experiencing global competitive pressure as a result of increased fiber and energy costs and the impact of exchange rates which may result in reduced demand for sodium chlorate in North America.

Foreign Currency Rate Risk. Approximately 50% of ERCO Worldwide's production is manufactured in Canada and sold to customers in the United States and offshore and are denominated in US dollars. ERCO Worldwide manages its exposure to fluctuations between the US and Canadian dollar by entering into hedge contracts with external third parties and internally with other Superior Plus divisions. Approximately 93%, 55% and 10% of ERCO Worldwide's estimated US dollar revenue stream for 2006, 2007 and 2008, respectively, have been hedged. (See "Foreign Currency Hedging" and Note 15(iv) to the Consolidated Financial Statements).

Supply Arrangements. ERCO Worldwide uses four primary raw materials to produce its chemical products: electricity, salt, potash and water. Electricity comprises 70% to 90% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power supply and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid. In jurisdictions where electrical costs are deregulated, fixed-price term supply contracts are entered into in order to manage production costs. Approximately 36% of ERCO Worldwide's annual power requirements are located in deregulated electricity jurisdictions, of which approximately 45% of their annual requirements have been sourced through fixed-cost electrical contracts, for remaining terms up to twelve years with three investment grade counter-parties (See Note 15(iii) to the Consolidated Financial Statements). The ten-year power agreement at ERCO Worldwide's Valdosta facility expires in December 2006 at which time power costs are expected to increase.

ERCO Worldwide purchases salt from third-party suppliers at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution-mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals. ERCO Worldwide manages its environmental and safety risk in a manner consistent with Responsible Care® protocols and strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 12 years and has steadily reduced the number of safety and environmental incidents at all of its facilities.

Employee and Labour Relations. As at December 31, 2005, ERCO Worldwide had 509 employees of which approximately 126 (25%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements which expire from 2007 to 2009.

JW Aluminum

Superior acquired JWA on October 19, 2005 on a debt-free basis for cash consideration of $405.4 million. JWA is a manufacturer of specialty, flat-rolled aluminum products primarily serving the heating ventilation and air conditioning, building and construction and flexible packaging end-use markets in the United States. The acquisition of JWA provides Superior with further business diversification and an additional platform for value growth. JWA's strong competitive position, history of stable and growing profitability and experienced management team are consistent with Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 4 to the Consolidated Financial Statements.

JWA contributed $8.6 million of operating distributable cash flow to Superior's 2005 results during the 74-day period since its acquisition, consistent with expectations. Had JWA been owned by Superior for the full year in 2005, it would have represented approximately 17% of the Fund's total operating distributable cash flow. Condensed unaudited operating results for JWA for the years ended December 31, 2005 and 2004 are provided below for comparison purposes:

	October 19 – December 31		Years Ended December 31			
(millions of dollars except per pound amounts)	**2005**		**2005**		2004	
		¢/lb		**¢/lb**		¢//lb
Gross profit	**12.5**	**17.6**	**66.9**	**20.0**	49.6	17.7
Less: Cash operating, administration and tax costs	**(3.4)**	**(4.8)**	**(10.5)**	**(3.1)**	(11.1)	(4.0)
Cash generated from operations before changes in net working capital	**9.1**	**12.8**	**56.4**	**16.9**	38.5	13.7
Maintenance capital expenditures, net	**(0.5)**	**(0.7)**	**(3.6)**	**(1.1)**	(5.1)	(1.8)
Operating distributable cash flow	**8.6**	**12.1**	**52.8**	**15.8**	33.4	11.9
Aluminum sold (millions of pounds)	**71**		**333**		280	

	October 19 – December 31	Years Ended December 31	
Sales volumes by product	2005	2005	2004
Fin stock	43%	41%	35%
Building sheet	26%	25%	29%
Convertor foil	13%	16%	16%
Other products	18%	18%	20%
Total	100%	100%	100%

Operating distributable cash flow for 2005 reached $52.8 million, an increase of $19.4 million (58%) over the prior year due to improved sales volumes and conversion margins. Gross profit increased by 35% over 2004 to $66.9 million in 2005 as a result of a 19% increase in sales volumes and an 11% increase in conversion margins. Increased sales volumes in 2005 were supported by the completion of the Russellville 72 million pound annual capacity Phase 1 expansion during the third quarter. Increased sales volumes were directed principally to the growing fin stock market. Conversion margins were higher in all product categories compared to the prior year and more than offset the increase in energy costs experienced in 2005. Cash operating and administrative costs of $10.5 million in 2005 included cash income taxes of $1.3 million incurred during Superior's 74-day ownership period in 2005. Cash operating and administrative costs in 2004 included costs associated with the integration of the Russellville and St. Louis plants that were acquired in April 2004.

Growth capital expenditures of $1.9 million were incurred since JWA was acquired by Superior and were related to the completion of the Russellville Phase 1 expansion and initial expenditures on the US$15 million, 42 million pound Phase 2 expansion at Russellville that was announced in Superior's third quarter earnings news release.

OUTLOOK

For 2006, Superior's operating distributable cash flow is expected to benefit from a full year's ownership of JWA as well as from a full year's contribution from the Russellville Phase I expansion that was completed during the third quarter of 2005, and the initial contribution from the US$15 million Phase II expansion at Russellville which is expected to be completed by the end of the third quarter 2006. The Phase II expansion is expected to provide an 11% increase in JWA's annual capacity and will further increase manufacturing flexibility. Increased capacity will be directed principally towards the fin stock market which is growing due to increased aluminum content now required in the manufacture of air-conditioning equipment as a result of recent energy efficiency legislation implemented in the United States. Demand and conversion margins for JWA's other products are expected to be comparable to 2005 levels. JWA expects to be subject to cash income taxes in 2006, at a rate of 15% to 20% of cash generated from operations before changes in net working capital. Maintenance capital expenditures are expected to be in the $6 million to $7 million range.

BUSINESS RISKS

Competition. The market in which JWA operates is highly competitive. JWA competes primarily on the basis of price, product quality, ability to meet customer demands, product selection, efficiency, customer service and technical support. Some of JWA's competitors have greater capital resources, more efficient technologies, or may have lower raw material and energy costs and may be able to sustain longer periods of price competition.

In addition, the end-use markets for certain flat-rolled aluminum products are highly competitive. Aluminum may be substituted with other materials, such as steel, plastic, composite material and glass, for various applications, including in the automotive end-use markets. In the past, customers have demonstrated a willingness to substitute other materials for aluminum. The willingness of customers to accept substitutes for aluminum products could have a material adverse effect on JWA's financial results.

Demand. Certain end-use markets for aluminum rolled products, such as the construction and industrial and transportation markets, experience demand cycles that are correlated to the general economic environment which is outside of JWA's control. A recession or a slowing of the economy in any of the geographic segments in which JWA operates or a decrease in manufacturing activity in industries such as HVAC, automotive, construction and packaging and consumer goods, could have a material adverse effect on JWA's financial results. JWA cannot predict the timing, extent and duration of the economic cycles in the markets in which its customers operate.

Environmental. JWA is subject to a broad range of environmental, health and safety laws and regulations. Such laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination and working conditions for JWA's employees. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites and installation of pollution control facilities, can be significant. Changes in these laws and regulations could result in additional compliance costs which could be significant. In addition, these laws and regulations may also result in substantial environmental liabilities, including liabilities associated with past activities. JWA establishes reserves for potential environmental liabilities where it is appropriate to do so; however, predicting the existence or cost of potential environmental liabilities or remediation costs is difficult, and, as a result, any reserves established could ultimately be inadequate.

Availability of Raw Materials. Prices for the raw materials required by JWA are subject to continuous volatility and may increase from time to time. JWA's sales are made on the basis of a "margin over metal price" and JWA is therefore not directly exposed to fluctuations in primary aluminum prices. However, if primary aluminum prices increase significantly, JWA's working capital requirements would increase and demand for JWA's products could decline as some of JWA's customers could decide to substitute other materials for its products. Changes in availability and pricing of scrap aluminum relative to primary aluminum pricing could have an adverse impact on financial results. In addition, if costs of raw materials other than aluminum increase, JWA may not be able to pass on the entire cost of the increases to its customers or offset fully the effects of these higher raw material costs through productivity improvements. Any one of these factors could have an adverse effect on JWA's financial results.

Energy Supplies. JWA consumes substantial amounts of energy in its production processes. A number of factors could materially adversely affect its energy position including: increases in costs of natural gas; significant increases in costs of supplied electricity or fuel related to transportation; interruptions in energy supply due to equipment failure or other causes; and the inability to extend energy supply contracts upon expiration on economical terms. If energy costs were to rise, or if energy supplies or supply arrangements were disrupted, it could have an adverse effect on JWA's financial results.

Customer Concentration. JWA's ten largest customers accounted for approximately 42% of JWA's total sales and operating revenues in 2005, with the top customer representing approximately 7% of JWA's total sales and operating revenues in 2005. A significant downturn in the business or financial condition of JWA's significant customers could materially affect JWA's results of operations. In addition, if JWA's existing relationships with significant customers materially deteriorate or are terminated in the future and JWA is not successful in replacing business lost from such customers, its results of operations could be adversely affected. The contracts under which JWA supplies its customers are subject to renewal, renegotiation or re-pricing at periodic intervals. A failure to successfully renew, renegotiate or re-price such agreements could result in a reduction or loss in customer purchase volume or revenue, and if JWA is not successful in replacing business lost from such customers, its results of operations could be adversely affected.

Winroc

Winroc generated operating distributable cash flow of $30.2 million in 2005, representing 11% of the Fund's total after giving effect to the ownership of JW Aluminum for all of 2005. This performance represented an increase of $15.8 million (110%) from the $14.4 million of operating distributable cash flow generated in 2004 subsequent to Superior acquiring Winroc on June 11, 2004 for cash consideration of $104.2 million on a debt-free basis. Compared to full prior year period which are presented for comparative purposes, Winroc's operating distributable cash flow increased by 44% ($9.2 million), driven by the expansion of its distribution network into the Ontario market. Condensed operating results for the years 2005 and 2004 (unaudited) are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 19 of this Annual Report for selected historical information for the last five years.

	Years Ended December 31		June 11 – December 31
(millions of dollars)	**2005**	2004	2004
Distribution sales gross profit	**113.4**	79.9	46.9
Direct sales gross profit	**4.4**	4.4	2.6
Gross profit	**117.8**	84.3	49.5
Less: Cash operating, administration and tax costs	**(82.0)**	(56.4)	(32.5)
Cash generated from operations before changes in net working capital	**35.8**	27.9	17.0
Maintenance capital expenditures, net	**(5.6)**	(6.9)	(2.6)
Operating distributable cash flow	**30.2**	21.0	14.4

Distribution sales gross profit reached $113.4 million in 2005, an increase of 42% ($33.5 million) over 2004. Higher sales volumes contributed to improved gross profit as drywall sales, which are an indicator of overall sales volumes, increased by 27%. More than three-quarters of the increase in sales volumes was generated by the expansion into Ontario through the acquisitions of Leon's Insulation Inc. ("Leon's") in April 2005 and Interior Building Supplies ("IBS") in December 2004 with the remaining growth generated by Winroc's operations in the United States and from four new greenfield operations that were opened during the year. Gross margins improved with higher product prices, particularly from operations in the United States and improved purchasing performance from operations acquired in Ontario. Direct sales gross profit generated by Allroc, Winroc's wholesale business, was $4.4 million in 2005 and was comparable to 2004 performance. Cash operating, administration and tax costs were $82.0 million in 2005, an increase of 45% ($25.6 million) over 2004 due principally to the year over year increase in the number of distribution branches from 32 to 38, increased sales volumes, and higher corporate costs incurred to support growth in the business. Cash income taxes incurred in the United States were $2.6 million in 2005, an increase of $2.1 million over 2004 due to increased profitability and a full year of ownership in 2005. Maintenance capital expenditures of $5.6 million in 2005 were moderately lower than 2004 levels as higher expenditures were incurred in early 2004 to support anticipated distribution volume growth. Maintenance capital expenditures in 2006 are anticipated to be in the $6 to $7 million range.

Growth capital expenditures in 2005 were $31.9 million and were comprised principally of the Leon's acquisition. Pursuant to the Leon's acquisition agreement, Winroc may also be obligated to pay up to $5.0 million of additional consideration over the next five years based on Leon's profitability. Any additional consideration paid will be considered growth capital in the period in which the payment is made. Growth capital expenditures of $12.2 million were incurred in December 2004 to acquire IBS. These two acquisitions provide Winroc with five distribution branches and a leading market presence in Ontario, which is the largest regional market in Canada.

Winroc enjoys considerable geographic and customer diversification servicing over 6,900 customers across 38 distribution branches. (See "Distribution Revenues by Region" pie chart). Winroc's 10 largest customers represent approximately 14% of its annual distribution sales. Winroc enjoys a strong position in the distribution markets where it operates, supported by its complete walls and ceilings product line and procurement capabilities. (See "Distribution Revenues by Product" pie chart).

Distribution Revenues by Region - 2005


26% Western US
26% Ontario (IBS & Leon's)
22% Prairies
15% BC
11% Midwest US

Distribution Revenues by Product - 2005


52% Drywall & Components
13% Insulation
12% Steel Framing
11% Ceilings
7% Stucco & Plaster
5% Tools & Fasteners

Sales to commercial builders and contractors are comprised of Winroc's full product line whereas sales to residential builders and contractors are principally comprised of gypsum board and accessories, insulation and plaster products. Demand for walls and ceiling construction products is influenced by overall economic conditions with approximately 50% of sales from servicing residential new construction and remodelling activity and 50% of sales from servicing commercial new construction and remodelling activity. Overall demand has grown steadily over time as new commercial construction demand trends have historically lagged new residential construction, while remodelling expenditures have increased steadily. (See "End-Use Construction Demand Profile" chart).

End-Use Construction Demand Profile


US Non-Residential Construction Footage Put In Place (Millions Sq. Ft.)
US Residential Additions and Alterations (Billions of dollars)
US Housing Starts (Millions)
(% change)
200
175
150
125
100
75
50
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

OUTLOOK

For 2006, Winroc's operating distributable cash flow performance is anticipated to increase modestly as a result of the full year ownership of Leon's and new distribution branches opened during 2005. New residential construction demand is expected to moderate and be offset by increased new commercial construction activity and consistent remodelling demand. Winroc continues to explore opportunities to profitably expand its distribution operations through a combination of opening new greenfield locations and acquisitions.

BUSINESS RISKS

Competition. The North American walls and ceilings construction product business generates estimated annual sales revenues of more than $20 billion. Specialty distributors such as Winroc service the builder/contractor market representing 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards that service the "do-it-yourself" market as well as direct sales to modular home manufacturers. The specialty walls and ceilings distribution business is a local, relationship-based business in which distributors compete on a basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value-added "stock and scatter" job site service. Winroc's multi-location distribution network, strong market position and Allroc purchasing operation, provide it with purchasing scale, product line breadth and knowledge that assists its customers, providing it with a competitive advantage over smaller competitors. The specialty distribution sector is highly fragmented with the top seven competitors representing an estimated 35% of overall North American industry revenues.

Demand, Supply and Pricing. Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/ commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home resales and turnover of occupants in commercial building space. Winroc's sales are moderately seasonal, consistent with new construction and renovation market activity, with approximately 53% of annual revenues generated during the second and third quarters.

Winroc carries a comprehensive product line comprised of approximately 30,000 stock-keeping units. Its six principal product lines (See "Distribution Revenues by Product" pie chart), are sourced from over 100 suppliers. Winroc is not reliant on any one supplier to source product within its principal product lines. Winroc leverages its purchasing capability through its Allroc purchasing division, which provides third-party purchasing services to 12 independent distributors and retailers. Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchase contracts.

The walls and ceilings specialty distribution business is a "margin-based" business where the level of profitability is dependent on the difference earned between selling prices and wholesale product cost, management of operating expenses and working capital. Changes in product costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Employee and Labour Relations. As at December 31, 2005, Winroc had 892 employees of which approximately 67 (8%) are unionized at three locations. Collective bargaining agreements expire between 2007 and 2008, and are renegotiated in the normal course of business.

Health, Safety and Environment. Distribution of walls and ceilings construction products is a physically challenging job. Winroc maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Superior Energy Management ("SEM")

SEM generated operating distributable cash flow of $5.3 million in 2005, representing 2% of the Fund's total after giving effect to the ownership of JWA for all of 2005. Compared to 2004, SEM's operating distributable cash flow decreased by $2.4 million (31%) as the impact of lower margins and higher operating costs were only partially offset by increased natural gas sales volumes. Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied.

Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the years ended December 31, 2005 and 2004 by $4.6 million and $1.9 million respectively as detailed below. (See also Note 3(b) to the Consolidated Financial Statements).

	Years Ended December 31	
	2005	2004
Operating distributable cash flow, previous accounting policy	$ 0.7	$ 5.8
Capitalized customer acquisition costs	7.0	3.1
Amortization of capitalized costs	(2.4)	(1.2)
Operating distributable cash flow, new accounting policy	$ 5.3	$ 7.7

Condensed operating results are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 19 of this Annual Report for selected historical information for the last four years since its inception.

(millions of dollars except per gigajoule("GJ") amounts)	2005		2004	
		¢/GJ		¢/GJ
Gross profit	14.5	39.2	13.4	47.9
Less: Cash operating, administration and selling costs	(9.2)	(24.9)	(5.7)	(20.4)
Operating distributable cash flow	5.3	14.3	7.7	27.5
Natural gas sold (millions of GJs)	37		28	

SEM provides fixed price, term natural gas sales to commercial and light industrial consumers in Ontario and Quebec and to residential customers in Ontario. Gross profit reached $14.5 million, an increase of 8% from 2004. Sales volumes increased by 32% to 37 million GJs in 2005 as SEM's focus on growing its residential customer base resulted in the doubling of its customer base from 29,000 at the end of 2004 to 57,000 at the end of 2005. Sales margins decreased 18% to 39.2 cents/GJ in 2005. High natural gas prices, experienced since the fall of 2004, encouraged large volume, commercial/industrial fixed-price customers to purchase their gas on a lower margin, floating-rate basis. This effect, coupled with increased pipeline transportation costs, was only partially offset by increased margins received from the growth in higher margin residential customers. Cash operating, administration and selling costs were $9.2 million in 2005, an increase of $3.5 million (61%) over 2004. Increased customer administration costs and amortization of customer acquisition costs accounted for half of the increase in costs, and were driven by the year over year increase in customers serviced by SEM. The remainder of the expense increase related to costs incurred to strengthen SEM's management team and increased overhead to support SEM's expanded activity level.

SEM invested $7.0 million during 2005 (2004 – $3.1 million) to grow its customer base, resulting in a net increase of 28,500 customers (2004 – 18,000). SEM sells fixed-price natural gas for terms up to five years. At December 31, 2005, the average remaining term of SEM's contracts was 45 months, an increase of 41% over the prior year-end as the majority of SEM's customer contracts entered into during 2005 were for a five year term. SEM's largest customer represented 5% of 2005 gross profits (2004 – 6%). At December 31, 2004, SEM's largest fixed-price natural gas supplier represented 29% (2004 – 44%) of its supply portfolio. At December 31, 2005, approximately 15% SEM's sales volumes were to residential customers (2004 – 8%).

OUTLOOK

SEM plans to continue to grow its fixed-price natural gas business in 2006, with emphasis on growing its residential business in Ontario and commercial business in Quebec. This, combined with the growth in SEM's contracted customer base during 2005, is expected to result in increased operating distributable cash flow in 2006.

BUSINESS RISKS

Fixed Price Offerings. SEM resources its fixed-price term natural gas sales commitments by entering into various forward financial and physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost. SEM transacts with 12 financial and physical natural gas counterparties. The financial condition of each counterparty is evaluated and credit limits established to reduce SEM's exposure to credit risk of non-performance. See "Foreign Currency Hedging" and Note 15(ii) and 15(iv) to the Consolidated Financial Statements for fixed-price natural gas and foreign exchange purchase commitment amounts. A marginally long fixed-price natural gas position is maintained in order that SEM's sales force can market fixed-price offerings to potential customers with a known cost of gas. Unmatched forward natural gas and foreign exchange positions are monitored daily in compliance with SEM's risk management policy.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption of gas as determined by the local natural gas distribution utility ("LDC") that services a particular customer. Depending on several factors including weather and customer attrition, customer natural gas consumption may vary from the volume purchased by SEM. Consumption variances must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which could adversely impact SEM's profitability. To mitigate potential balancing risk, SEM accrues estimated balancing costs on an ongoing basis and actively monitors and manages its balancing positions.

Regulatory Environment. SEM operates in the highly regulated natural gas industry in the provinces of Ontario and Quebec. Changes to existing legislation could impact SEM's operations. As part of the ABC services (Agent, Billing & Collection services), LDCs are mandated to perform certain services on behalf of SEM including invoicing, collection and assuming specific bad debt risks associated with SEM's customers under these types of customer arrangements. In addition, the LDCs perform regulated services that include storage and distribution of the natural gas. If the rules mandating LDCs to provide ABC services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to resource these services directly, potentially adversely impacting its profitability and business risk.

Corporate

Cash corporate administrative costs were $8.7 million in 2005, an increase of $2.8 million over 2004. Approximately one-third of the increase was due to increased costs incurred to expand and strengthen our management capacities at the corporate office. The remainder of the increase was related to inter-divisional allocations of United States income taxes, and increased public company costs.

Cash income taxes of $5.8 million were incurred with respect to operations in the United States (2004 – nil) and have been charged to the business from which the taxable income was derived. In Canada, cash taxes were limited to federal and provincial capital taxes of $3.4 million (2004 – $3.5 million), similar to the prior year levels as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments operating in Canada based on net taxable capital deployed. For 2006, cash taxes in the United States are expected to increase as a result of a full year's ownership of JWA. Canadian cash taxes are anticipated to be consistent with 2005 levels.

Interest expense on Superior's revolving term bank credits and term loans was $22.8 million in 2005, an increase of $7.3 million over 2004, due to higher United States and Canadian dollar floating interest rates as well as increased average debt levels incurred principally to partially finance the acquisition of JWA.

Interest on the Fund's convertible unsecured subordinated debentures (the "Debentures") was $12.9 million in 2005, down $0.7 million from 2004, due to the conversion of $48.4 million 8% Debentures into 2.6 million trust units during 2005 as well as conversions throughout 2004. (See "Cash Flow and Financing Activity"). This was partially offset by interest associated with the issuance of $175.0 million 5.75% Debentures in June 2005 and $75.0 million 5.85% Debentures in October 2005.

Quarterly Financial and Operating Information

Quarterly financial and operating information for 2005 and 2004 are provided in the table below. Superior's overall operating cash flow and working capital funding requirements are modestly seasonal as approximately three-quarters of Superior Propane's operating cash flow is generated during the first and fourth quarters of each year as approximately 50% of its sales are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. The seasonality of Winroc's operating cash flow and working capital funding requirements are modestly complementary to Superior Propane's as new construction and remodelling activity typically peaks during the second and third quarter of each year. ERCO Worldwide, JWA and SEM's operating cash flow and net working capital requirements do not have significant seasonal fluctuations.

Quarterly Financial and Operating Information[1]

(millions of dollars except per trust unit amounts)	2005 Quarters				2004 Quarters			
	Fourth	**Third**	**Second**	**First**	Fourth	Third	Second	First
Propane sales volumes (millions of litres)	**420**	**277**	**286**	**485**	438	290	302	514
Chemical sales volumes (thousands of metric tonnes)	**225**	**224**	**175**	**164**	170	163	161	155
Aluminum sales volumes (millions of pounds)	**71.0**	**-**	**-**	**-**	-	-	-	-
Natural gas sales volumes (millions of GJs)	**9**	**9**	**9**	**9**	7	7	7	7
Gross profit	**185.5**	**149.6**	**137.2**	**163.8**	155.2	130.2	116.0	141.4
Net earnings	**21.7**	**24.0**	**18.9**	**41.5**	33.5	20.8	21.1	37.0
Per basic trust unit	**$ 0.25**	**$ 0.30**	**$ 0.24**	**$ 0.54**	$ 0.45	$ 0.28	$ 0.29	$ 0.53
Per diluted trust unit	**$ 0.25**	**$ 0.30**	**$ 0.24**	**$ 0.52**	$ 0.44	$ 0.27	$ 0.29	$ 0.49
Distributable cash flow	**60.0**	**33.4**	**29.9**	**63.7**	55.8	36.7	31.4	60.5
Per basic trust unit	**$ 0.70**	**$ 0.42**	**$ 0.38**	**$ 0.83**	$ 0.74	$ 0.50	$ 0.44	$ 0.86
Per diluted trust unit	**$ 0.67**	**$ 0.42**	**$ 0.38**	**$ 0.79**	$ 0.70	$ 0.49	$ 0.43	$ 0.77
Net working capital[2]	**249.2**	**96.4**	**64.3**	**54.9**	97.9	62.9	36.2	(3.8)

(1) Restated to give retroactive effect of change in accounting for natural gas customer acquisition costs. (See Note 3(b) to the Consolidated Financial Statements).

(2) Net working capital reflects amounts as at the quarter-end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Distributions Paid to Unitholders

As detailed in Note 1 to the Consolidated Financial Statements, distributable cash flow reached $187.0 million in 2005 or $2.35 per trust unit as compared to $184.4 million or $2.54 per trust unit in 2004. The Fund increased its regular monthly distribution by 2.5% to $0.205 per trust unit effective with the November 2005 monthly distribution, based on expected sustainable distributable cash flow including accretion from the acquisition of JW Aluminum. For 2005, distributions paid to Unitholders reached $2.41 per trust unit, an increase of 6% over 2004 distributions of $2.28 per trust unit. As detailed in the table on page 38, the Fund paid out 103% and 90% of its distributable cash flow in 2005 and 2004 respectively resulting in $5.0 million of excess distributions being funded from debt in 2005 as compared to undistributed distributable cash flow of $18.4 million in 2004 which was reinvested in the business. The payout ratio exceeded 100% in 2005 principally due to the soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter.

(millions of dollars except per trust unit amounts)	2005		2004	
		Trust Unit		Trust Unit
Distributions paid in the calendar year	**192.0**	**$ 2.41**	179.1	$ 2.465
Less: March "top-up" distribution paid with respect to prior year	**–**	**–**	(13.1)	(0.185)
Distributions paid with respect to current year's distributable cash flow	**192.0**	**$ 2.41**	166.0	$ 2.28
Distributable cash flow (funded from debt) reinvested	**(5.0)**	**(0.06)**	18.4	0.26
Distributable cash flow (Note 1 to the Consolidated Financial Statements)	**187.0**	**$ 2.35**	184.4	$ 2.54
Distribution payout ratio	**103%**		90%	

Capital Resources and Financing Activity

The Fund's distributions to Unitholders are sourced entirely from its equity and Shareholder Note investments in Superior. The Fund's investments are in turn financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $2.0 billion and $341 million, respectively, based on closing prices on December 31, 2005 on the Toronto Stock Exchange.

Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program. Maintenance capital requirements are funded from operating cash flow. Distributions are funded by operating cash flow after deducting amortization of natural gas customer acquisition costs, maintenance capital expenditures and other provisions as deemed appropriate. Capital required to finance Superior's growth is funded by a combination of equity capital, retained distributable cash flow, and debt as appropriate to maintain a strong and flexible financial position to support the efficient execution of its business plans. Superior and the Fund have financed their growth over time consistent with these financing policies as demonstrated by the following table:

(millions of dollars)	2001	2002	2003	2004	2005	Total	
Acquisitions & other capital expenditures							
Superior Propane	2.1	(5.1)	(0.3)	4.2	**27.5**	28.4	
ERCO Worldwide	–	584.5	130.1	5.7	**58.6**	778.9	
JWA	–	–	–	–	**407.3**	407.3	
Winroc	–	–	–	116.4	**31.9**	148.3	
	2.1	579.4	129.8	126.3	**525.3**	1,362.9	
Financed by:							
Total debt [1]	2.1	549.1	(295.3)	(18.3)	**314.0**	551.6	40%
Trust unit capital [2]	–	30.3	413.1	126.2	**216.3**	785.9	58%
Distributable cash flow reinvested (borrowed)	–	–	12.0	18.4	**(5.0)**	25.4	2%
	2.1	579.4	129.8	126.3	**525.3**	1,362.9	100%
Debt leverage:							
Senior Debt/EBITDA [3] [4] [5]	1.7	2.6	2.0	2.2	**2.4**		
Total Debt/EBITDA [1] [4] [5]	2.8	4.2	3.1	2.7	**3.5**		

(1) Total Debt financing includes changes in senior debt, proceeds from the trade accounts receivable sales program, and Debentures issued by the Fund, net of Debentures converted into trust unit capital and notes payable and deferred consideration issued to vendors of businesses acquired.

(2) Trust unit capital financing represents trust unit capital issued directly and through conversion of Debentures and Warrants into trust units.

(3) Senior Debt includes senior debt and proceeds from trade accounts receivable sales programs.

(4) EBITDA is a non-GAAP measure that represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

(5) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

Net working capital funding requirements, excluding acquisitions, increased by $58.7 million in 2005 over 2004 due mainly to the impact of higher wholesale propane costs at Superior Propane and the impact of higher aluminum costs at JWA since its acquisition. (See Note 17 to the Consolidated Financial Statements for comparative net working capital levels by division).

Growth capital expenditures amounted to $525.3 million in 2005 (2004 – $126.3 million) and were comprised of $485.1 million of acquisitions and $40.2 million of other capital expenditures. Details on growth capital expenditures by division are provided in the table on page 38 as well as in the reviews of operating results by division.

For 2005, financing requirements totaled $591.0 million, including increased net working capital requirements of $58.7 million, growth capital expenditures of $525.3 million and $7.0 million of capitalized natural gas customer acquisition costs which were funded by net proceeds received from the issuance of trust units and the exercise of warrants of $167.9 million, net proceeds received from issue of convertible debentures of $239.4 million, additional revolving term debt and term loan borrowings of $169.8 million and $13.9 million of notes payable and deferred consideration issued to vendors of businesses acquired in 2005.

Liquidity

	As at December 31, 2005			
(millions of dollars)	Total Amount	Borrowings	Letters of Credit Issued	Amount Available
Revolving term bank credit facilities	**425.0**	**248.8**	**22.3**	**153.9**
Accounts receivable sales program	**100.0**	**100.0**	**-**	**-**

Superior has revolving, three year term, bank credit facilities with nine banks aggregating $425.0 million, an increase of 20% over prior year end levels. The credit facilities are renewable annually. As at December 31, 2005, $153.9 million was available under the credit facilities and is considered to be sufficient to meet Superior's net working capital funding requirements and expected growth capital expenditures. Principal covenants are described in "Contractual Obligations and Other Commitments" on page 40.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2005, proceeds of $100.0 million (2004 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

Superior's secured long-term debt credit ratings are BBB (low) by the Dominion Bond Rating Service with a stable outlook and BBB- by Standard & Poor's (BB+ unsecured) with a stable outlook.

On March 3, 2006, Superior completed a 10 year, $200.0 million 5.50% senior secured debt issue in the Canadian public bond market. Proceed will be used to repay the JW Aluminum bank acquisition credit facility and other revolving bank debt.

Contractual Obligations and Other Commitments

			Payments Due In				
(millions of dollars)	Notes [1]	Total	2006	2007-2008	2009-2010	Thereafter
Revolving term bank credits & term loans	8	624.8	2.0	422.1	17.7	183.0
Convertible Debentures	9	318.1	–	68.2	–	249.9
Operating leases [2]	15 (i)	91.9	22.5	34.9	17.1	17.4
Natural gas, aluminum, propane & electricity purchase commitments	15 (ii)(iii)	1,183.5	347.9	422.5	286.8	126.3
Future employee benefits	10	22.7	4.8	9.6	8.3	–
Total contractual obligations		2,241.0	377.2	957.3	329.9	576.6

(1) Notes to the Consolidated Financial Statements.

(2) Operating lease commitments together with the accounts receivable sales program comprise Superior's off-balance sheet obligations.

Revolving term bank credits and term loans are secured by a general charge over the assets of Superior and certain of its subsidiaries. Debt covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's senior debt (including proceeds raised from the accounts receivable sales program) exceeds three times EBITDA (as previously defined) for the last 12 month period as adjusted for the pro forma impact of acquisitions. At December 31, 2005, this ratio was 2.4 to 1.0 (December 31, 2004 – 2.2 to 1.0).

Debentures are obligations of the Fund and consist of $8.9 million Series 1, 8% Debentures maturing July 31, 2007; $59.3 million Series 2, 8% Debentures due November 1, 2008; $174.9 million Series 1, 5.75% Debentures maturing December 31, 2012 and $75.0 million Series 1, 5.85% Debentures maturing October 31, 2015. The 8% Series 1, 8% Series 2, 5.75% Series 1 and 5.85% Series 1 Debentures are convertible at the option of the holder into trust units at $16.00, $20.00, $36.00 and $31.25 per trust unit, respectively. The Fund may elect to satisfy interest and principal Debenture obligations by the issuance of trust units. Superior has swapped $100 million principal amount of the fixed interest Debenture obligations into a floating interest rate obligation. Including the Fund's Debentures, Superior's total leverage ratio increased from 2.7 times at December 31, 2004 to 3.5 times at December 31, 2005.

After giving effect to the $200.0 million 10-year bond issue on March 3, 2006, approximately two-thirds of Superior's revolving term bank credits and term loans and Debenture obligations were not repayable for at least five years and approximately 50% of Superior's total debt obligations (including accounts receivable sales program) are subject to fixed interest rates.

Operating leases consist of rail cars, premises and other equipment. Rail car leases comprise 31% of total operating lease commitments and are used to transport ERCO Worldwide's finished product to its customer locations and by Superior Propane to transport propane from supply sources to its branch distribution locations.

Natural gas, propane and aluminum fixed-price supply commitments are used to resource similar volume and term fixed-price sales commitments to customers of SEM, Superior Propane and JWA. ERCO Worldwide has entered into fixed-price electricity contracts for a term of up to 12 years representing approximately 28% of its annual power requirements in deregulated jurisdictions.

Superior Propane's pension plans have an unrecorded accrued net benefit asset of $25.9 million (2004 – $27.6 million) and is not included with future employee benefit obligations shown above. (See Note 10 to the Consolidated Financial Statements).

Unitholders' Capital

The weighted average number of trust units outstanding in 2005 increased by 10% to 79.7 million trust units compared to the prior year. The increase resulted from Debenture conversions and the exercise of trust unit warrants in 2004 and 2005, as well as the issuance of 6.2 million trust units in October 2005 to partially finance the acquisition of JWA.

As at December 31, 2005 and 2004, the following trust units, and securities convertible into trust units, were outstanding:

(millions)	December 31, 2005 Convertible Securities	December 31, 2005 Trust Units	December 31, 2004 Convertible Securities	December 31, 2004 Trust Units
Trust units outstanding		**85.5**		75.9
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$ 8.9**	**0.6**	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$ 59.3**	**3.0**	$ 102.6	5.1
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	**$ 174.9**	**4.9**	–	–
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	**$ 75.0**	**2.4**	–	–
Warrants (exercisable @ $20 per trust unit)	**2.3**	**2.3**	3.1	3.1
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**98.7**		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $46.0 million source of future equity capital. In addition, as at December 31, 2005, there were 1,177,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $22.82 per trust unit (2004 -$20.71 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third-party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at December 31, 2005, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase obligations and ERCO Worldwide had hedged 93%, 55%, and 10% of its estimated US dollar revenue stream for 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 15(iv) to the Consolidated Financial Statements).

(US$ millions)	2006	2007	2008	2009	2010	2011	Total
SEM – US$ forward purchases	148.7	124.7	112.7	107.2	52.9	1.2	547.4
Superior Propane – US$ forward purchases	0.8	–	–	–	–	–	0.8
ERCO – US$ forward sales	(123.1)	(71.0)	(12.6)	–	–	–	(206.7)
Net US$ forward purchases	26.4	53.7	100.1	107.2	52.9	1.2	341.5
SEM – Average US$ forward purchase rate	1.26	1.23	1.22	1.21	1.17	1.14	1.23
Superior Propane – Average US$ forward purchase rate	1.25	–	–	–	–	–	1.25
ERCO – Average US$ forward sales rate	1.27	1.24	1.23	1.21	1.17	1.14	1.26
Net average external US$/Cdn$ exchange rate	1.25	1.23	1.22	1.21	1.17	1.14	1.22

Outlook

In 2006, we anticipate distributable cash flow per trust unit to be comparable to or lower than 2005. Increased distributable cash flow is expected from a full year's contribution from JWA and improved results at Winroc and SEM. Offsetting this are expected lower results at Superior Propane as a result of record warm weather experienced to date in the first quarter, lower results at ERCO Worldwide due to decreasing demand for sodium chlorate from North American bleached pulp producers, and increased borrowing costs. Distributable cash flow per trust unit is expected to improve over time with the return of normal weather and the repositioning of Superior Propane's cost structure, along with a full year's contribution from ERCO's Chile project and stability in North American pulp markets.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2005 to the following changes are provided in the following chart:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Superior Propane				
Change in sales margin	$0.005/litre	3%	$7.3 million	$0.09
Change in sales volume	50 million litres	3%	$6.3 million	$0.07
ERCO Worldwide				
Change in sales price	$10.00/tonne	2%	$7.0 million	$0.08
Change in sales volume	15,000 tonnes	2%	$4.2 million	$0.05
JW Aluminum				
Change in sales margin	$0.01	5%	$2.1 million	$0.03
Change in sales volumes	15 million pounds	4%	$1.9 million	$0.02
Winroc				
Change in sales margin	1% change in average gross margin	4%	$3.5 million	$0.04
Change in sales volume	4% of sales revenues	4%	$2.4 million	$0.03
Superior Energy Management				
Change in sales margin	$0.02/GJ	5%	$0.8 million	$0.01
Change in sales volume	2 million GJ	5%	$0.8 million	$0.01
Corporate				
Change in Cdn$/US$ exchange rate (1)	$0.01	1%	$0.5 million	$0.01
Corporate change in interest rates (2)	0.5%	15%	$2.1 million	$0.03

(1) After giving effect to US$ forward sales contracts. See "Foreign Currency Hedging".

(2) After giving effect to the March 3, 2006 $200.0 million bond issue.

Business Risks - Corporate

Interest Rates. Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. (See Notes 8 and 9 to the Consolidated Financial Statements). Demand levels for approximately 50% of Superior Propane's sales and substantially all of ERCO Worldwide's, JWA's and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis".

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to the inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively when necessary.

The Accounting Standards Board has issued new accounting standards related to the presentation and measurement of Financial Instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require:

- All financial instruments be recognized on the balance sheet at their fair value;
- Certain gains and losses on the translation of assets and liabilities will be recorded in other comprehensive income, a new line item on the balance sheet; and
- Certain gains and losses on items designated as hedges will now be recorded through either the statement of earnings or other comprehensive income, depending on the nature of the hedging relationship.

The Fund has not assessed the future impact of these proposals on the financial statements.

Selected Financial Information

	Years Ended December 31		
(millions of dollars except per trust unit amounts)	**2005**	2004 [(3)]	2003 [(1)(3)]
Total assets (as at December 31)	**2,327.8**	1,552.1	1,445.1
Total revenues	**2,171.4**	1,552.8	1,234.3
Gross profit	**636.1**	542.8	471.7
Net earnings (loss)	**106.1**	112.4	(18.9)
Per trust unit basic	**$ 1.33**	$ 1.55	$ (0.32)
Per trust unit diluted	**$ 1.32**	$ 1.53	$ (0.32)
Cash generated from operations before changes in working capital	**205.1**	198.8	15.4
Distributable cash flow	**187.0**	184.4	146.5
Per trust unit	**$ 2.35**	$ 2.54	$ 2.47
Cash distributions per trust unit [(2)]	**$ 2.41**	$ 2.465	$ 2.28
Current and long-term debt (as at December 31)	**624.8**	446.2	317.8

(1) 2003 results include a one-time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. (See Note 16(i) to the Consolidated Financial Statements).

(2) Cash distributions per trust unit paid in fiscal year.

(3) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs. (See Note 3(b) in the Consolidated Financial Statements).

Disclosure Controls and Procedures

Disclosure Controls and Procedures are designed and implemented by, or under the supervision of the issuer's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to ensure that material information relating to the issuer is communicated to them by others in the organizations as it becomes known and is appropriately disclosed as required under the continuous disclosure requirements of securities legislation. In essence, these types of controls are related to the quality and timeliness of financial and non-financial information in securities filings. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at December 31, 2005, by and under the supervision of Superior's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Forward-looking Statements

Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund or Superior. Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Additional information relating to the Fund and Superior, including the 2005 Annual Information Forms are available free of charge on our website at www.superiorplus.com and on the Canadian Securities Administrators' website at www.sedar.com.

Management's Report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"signed"
Geoffrey N. Mackey
President & Chief Executive Officer
Superior Plus Inc.
Calgary, Alberta
February 24, 2006

"signed"
W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer
Superior Plus Inc.

Auditors' Report

TO THE UNITHOLDERS OF SUPERIOR PLUS INCOME FUND:

We have audited the consolidated balance sheets of Superior Plus Income Fund as at December 31, 2005 and 2004 and the consolidated statements of net earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 24, 2006

"signed"
Deloitte & Touche LLP
Chartered Accountants

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Consolidated Balance Sheets

As at December 31

(millions of dollars)	2005	2004
ASSETS		(Restated)
CURRENT ASSETS		
Accounts receivable (Note 5)	336.1	165.0
Inventories (Note 6)	193.4	93.6
	529.5	258.6
Property, plant and equipment (Note 7)	1,167.6	741.0
Intangible assets (Note 7)	89.4	49.9
Goodwill (Note 7)	541.3	502.6
	2,327.8	1,552.1
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	280.3	160.7
Distributions and interest payable to Unitholders and Debentureholders	25.0	17.0
Current portion of term loans (Note 8)	2.0	-
	307.3	177.7
Revolving term bank credits and term loans (Note 8)	622.8	446.2
Convertible unsecured subordinated debentures (Note 9)	314.3	116.0
Future employee benefits (Note 10)	17.7	18.6
Future income tax liability (Note 11)	262.8	121.7
TOTAL LIABILITIES	1,524.9	880.2
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 12)	1,338.3	1,122.0
Retained earnings from operations	368.4	262.3
Accumulated distributions on trust unit equity	(903.1)	(711.1)
Deficit	(534.7)	(448.8)
Currency translation account	(0.7)	(1.3)
TOTAL UNITHOLDERS' EQUITY	802.9	671.9
	2,327.8	1,552.1

(See Notes to the Consolidated Financial Statements)

"signed"
David Smith
Director

"signed"
Peter Valentine
Director

Consolidated Statements of Net Earnings and Deficit

Years Ended December 31 (millions of dollars, except per trust unit amounts)	2005	2004
		(Restated)
REVENUES	2,171.4	1,552.8
Cost of products sold	1,535.3	1,010.0
Gross profit	636.1	542.8
EXPENSES		
Operating and administrative	382.6	313.2
Amortization of property, plant and equipment	115.3	78.2
Amortization of intangible assets	6.0	5.5
Interest on revolving term bank credits and term loans (Note 8)	22.8	15.5
Interest on convertible unsecured subordinated debentures	12.9	13.6
Amortization of convertible debenture issue costs	1.7	1.6
Management internalization costs (Note 16(i))	1.3	2.6
Income tax expense (recovery) of Superior (Note 11)	(12.6)	0.2
	530.0	430.4
NET EARNINGS	106.1	112.4
DEFICIT, BEGINNING OF YEAR	(448.8)	(382.1)
Net earnings	106.1	112.4
Distributions to Unitholders (Note 12)	(192.0)	(179.1)
DEFICIT, END OF YEAR	(534.7)	(448.8)
Net earnings per trust unit, basic (Note 13)	$ 1.33	$ 1.55
Net earnings per trust unit, diluted (Note 13)	$ 1.32	$ 1.53

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flows

Years Ended December 31 (millions of dollars)	2005	2004
		(Restated)
OPERATING ACTIVITIES		
Net earnings	106.1	112.4
Items not affecting cash		
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	123.0	85.3
Amortization of natural gas customer acquisition costs	2.4	1.2
Trust unit incentive plan compensation expense (recovery) (Note 14)	(4.6)	3.2
Future income tax expense of Superior (Note 11)	(21.8)	(3.3)
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	205.1	198.8
Natural gas customer acquisition costs capitalized	(7.0)	(3.1)
Increase in non-cash operating working capital items	(58.7)	(28.1)
Cash flows from operating activities	139.4	167.6
INVESTING ACTIVITIES		
Maintenance capital expenditures, net	(17.0)	(15.8)
Other capital expenditures, net	(40.2)	(6.2)
Acquisitions (Note 4)	(471.2)	(120.1)
Cash flows from investing activities	(528.4)	(142.1)
FINANCING ACTIVITIES		
Revolving term bank credits and term loans	1.6	142.9
Net proceeds from sale of accounts receivable (Note 5)	–	–
Distributions to Unitholders	(192.0)	(179.1)
Receipt of management internalization loans receivable (Note 16(i))	1.3	2.6
Proceeds from exercise of trust unit warrants (Note 12)	16.5	8.1
Net proceeds from issue of 5.75% Series 1 convertible unsecured subordinated debentures	167.6	–
Net proceeds from issue of trust units, to finance JW Aluminum Company ("JWA") acquisition	151.4	–
Net proceeds from issue of 5.85% Series 1 convertible unsecured subordinated debentures, to finance JWA acquisition	71.8	–
JWA acquisition credit facility	170.8	–
Cash flows from financing activities	389.0	(25.5)
Change in Cash	–	–
Cash at Beginning and End of Year	–	–

(See Notes to the Consolidated Financial Statements)

Notes to Consolidated Financial Statements

(Tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

Years Ended December 31	2005	2004
		(See Note 3(b))
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	205.1	198.8
Plus: Management internalization costs (Note 16(i))	1.3	2.6
Less: Maintenance capital expenditures, net	(17.0)	(15.8)
Amortization of natural gas customer acquisition costs	(2.4)	(1.2)
Distributable cash flow	187.0	184.4
Distributable cash flow per trust unit, basic (Note 13)	$ 2.35	$ 2.54
Distributable cash flow per trust unit, diluted (Note 13)	$ 2.27	$ 2.40

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1,469.2 million unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 12.4% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures"). (See Notes 9 and 12).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to GAAP applied on a consistent basis and include the accounts of the Fund, its wholly-owned subsidiary, Superior and Superior's subsidiaries. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004, except as noted below. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Change in Accounting Policy

Effective January 1, 2005, the Fund retroactively adopted a new accounting policy for Superior Energy Management's natural gas customer acquisition costs. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. Under the new policy, customer acquisition costs are capitalized and amortized on a straight-line basis over the term of the customer contract. This new policy provides improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract. The cumulative effect of the change in policy on the balance sheet as at December 31, 2004 was to increase intangible assets by $3.1 million, increase the future income tax liability by $1.1 million and increase retained earnings from operations by $2.0 million.

For the year ended December 31, 2004, the effect of the new policy on distributable cash flow resulted in an increase of $1.9 million. The effect on net earnings was to reduce operating and administrative costs by $1.9 million and increase future income taxes by $0.7 million, resulting in an increase in net earnings of $1.2 million. The effect on basic and diluted distributable cash flow per trust unit was an increase of $0.03 to $2.54 and $2.40 per trust unit respectively. The effect on basic and diluted net earnings per trust unit was an increase of $0.02 to $1.55 and $1.53 per trust unit respectively.

(c) Business Segments

Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 17).

(d) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of trade accounts receivable involved in the sales and have been included in interest on revolving term bank credits and term loans. The carrying amount is allocated between the assets sold and retained interests based on their relative fair value at the date of the sale which is calculated by discounting expected cash flows at prevailing money market rates.

(e) Inventories

SUPERIOR PROPANE

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

ERCO WORLDWIDE

Inventories are valued at the lesser of cost and net realizable value, the cost of chemical inventories are determined on a first-in, first-out basis. Stores and supply inventories are costed on an average basis. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

JW ALUMINUM

Aluminum inventories are valued at the lesser of cost and net realizable value. Cost is calculated on a first-in, first-out basis.

WINROC

Inventories of building products are valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

(f) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value due to the short-term nature of these instruments. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable and accrued liabilities, distributions and interest payable to Unitholders and Debentureholders approximates the fair value of these financial instruments due to their short-term maturity. The carrying value of revolving term bank credits approximate their fair values due to the floating interest rate nature and short rollover of these debt securities. The carrying value of term loans and Debentures differs from their fair values due to the fixed interest rate nature and long repayment term of these debt securities. (See Notes 8 and 9 for detailed descriptions of debt securities and mark-to-market disclosure).

(g) Property, Plant and Equipment

Property, plant, and equipment is recorded at cost less accumulated amortization. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations.

SUPERIOR PROPANE AND WINROC

Property, plant and equipment assets are amortized over their respective estimated useful lives using the straight-line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies, chassis and other Winroc distribution equipment	7 to 10 years

ERCO WORLDWIDE

Property, plant and equipment assets are amortized on a straight-line basis over estimated useful lives ranging from 3 to 25 years, with the predominant life of plant and equipment being 15 years.

JW ALUMINUM

Property, plant and equipment are amortized on a straight-line basis over estimated useful lives ranging from 5 to 25 years, with the predominant life of plant and equipment being 15 years.

(h) Intangible Assets

ERCO WORLDWIDE

The value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to 10 years. The costs of patents are amortized on a straight line basis over their estimated useful lives, which approximates 10 years.

JW ALUMINUM

The value of patented and unpatented technology is amortized over the estimated useful lives, being 10 years.

DEFERRED FINANCE CHARGES

Superior defers and amortizes the issue costs incurred in conjunction with its long-term credit facilities to interest expense over the term of the credit facility or debt instrument.

CONVERTIBLE DEBENTURE ISSUE COSTS

Superior defers and amortizes Debenture issue costs over the term of the Debentures adjusted for conversions.

(i) Goodwill

The excess of the Fund's cost of investment in Superior's Common Shares and Shareholder Notes over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long-term debt and future income taxes on the dates of acquisition, has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis. The net carrying value of goodwill would be written down if the value were permanently impaired.

(j) Revenue Recognition

SUPERIOR PROPANE

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

ERCO WORLDWIDE

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

JW ALUMINUM AND WINROC

Revenue is recognized when products are delivered to the customer. Revenue is stated net of discounts and rebates granted.

SUPERIOR ENERGY MANAGEMENT

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(k) Rebates – Winroc

Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

(l) Future Employee Benefits

Superior has a number of defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans. (See Note 10).

(m) Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. During 2005 and 2004, the Fund has allocated all of its taxable income to Unitholders, and accordingly, no provision for income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes. (See Note 11).

(n) Foreign Currency Translation

The accounts of the operations of ERCO, JWA and Winroc in the United States and ERCO's operations in Chile are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are converted using the current rate method.

(o) Stock-Based Compensation

Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 14. The TUIP is a Stock Appreciation Right as defined by the Canadian Institute of Chartered Accountants ("CICA"). Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(p) Net Earnings per Trust Unit

Basic net earnings per trust unit is calculated by dividing the net earnings by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the year is calculated using the number of trust units outstanding at the end of each month during the year. Diluted net earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of trust unit warrants. Superior uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options are used to repurchase trust units at the average market price during the period.

(q) Derivative Financial Instruments

Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging

Superior enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging

Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations. (See Note 15(iv)).

Superior has foreign currency denominated assets and liabilities which create an exposure to changes in exchange rates. Superior uses a combination of foreign currency derivatives and US dollar denominated debt to hedge this net exposure.

Electrical Hedging

ERCO uses fixed cost electrical contracts in deregulated electrical markets to help mitigate fluctuations in electricity costs which are the most significant variable productions costs. (See Note 15(iii)).

Commodity Price Hedging

SUPERIOR PROPANE

Superior Propane offers various fixed price propane sales programs to its customers. Customer fixed price volume commitments are resourced with a combination of physical inventory and forward purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

JW ALUMINUM

JWA fixes the price of metal input costs through a combination of physical inventory and forward purchase contracts upon request by its customers. JWA uses fixed price natural gas contracts to mitigate fluctuations in natural gas costs which are a significant variable production cost.

SUPERIOR ENERGY MANAGEMENT

SEM offers fixed price natural gas contracts to its natural gas customers for terms of up to five years. Fixed price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

4. Acquisitions

The following acquisitions were completed by Superior during 2005 and 2004:

On October 19, 2005, Superior acquired the shares of JW Aluminum Holding Company, a leading manufacturer of specialty flat rolled aluminum products in the United States, for consideration of $405.4 million (US $344.2 million).

On June 7, 2005, ERCO acquired a chloralkali/potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc., and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.7 million was paid in cash (net of $5.3 million in cash acquired). Notes payable of $3.0 million bears interest at the prime bank rate and is repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified annual targets. Future payments will be treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill.

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.7 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five-year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On December 7, 2004, Winroc acquired the assets of Interior Building Supplies Company Ltd. ("IBS"), for consideration of $12.2 million.

On June 11, 2004, Superior acquired all of the shares of the Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceiling construction products in North America, for consideration of $104.2 million.

During 2004, Superior Propane acquired the assets of one propane-related business and one fuel oil distribution business, for consideration of $3.7 million.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2005				
	Acquisition of JWA	**ERCO's Acquisition of Port Edwards**	**Winroc's Acquisition of Leon's**	**Superior Propane's Acquisition of SGL**	**Total**
Cash consideration paid	**403.6**	**21.6**	**28.2**	**14.6**	**468.0**
Transaction costs	**1.8**	**0.8**	**0.5**	**0.1**	**3.2**
Total cash consideration	**405.4**	**22.4**	**28.7**	**14.7**	**471.2**
Notes payable and deferred consideration [1]	**–**	**–**	**3.0**	**10.9**	**13.9**
Total consideration	**405.4**	**22.4**	**31.7**	**25.6**	**485.1**
Property, plant and equipment	**468.9**	**22.1**	**3.1**	**–**	**494.1**
Goodwill	**–**	**–**	**16.2**	**22.7**	**38.9**
Intangibles	**31.0**	**–**	**2.0**	**1.3**	**34.3**
Working capital, net	**71.1**	**3.2**	**10.4**	**1.6**	**86.3**
Future income tax liability	**(165.6)**	**–**	**–**	**–**	**(165.6)**
Other liabilities	**–**	**(2.9)**	**–**	**–**	**(2.9)**
	405.4	**22.4**	**31.7**	**25.6**	**485.1**

[1] Notes payable and deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Consolidated Balance Sheets.

	2004			
	Winroc's Acquisition of IBS	Acquisition of Winroc	Superior Propane Acquisitions	Total
Cash consideration paid	11.9	103.2	3.7	118.8
Transaction costs	0.3	1.0	–	1.3
Total cash consideration	12.2	104.2	3.7	120.1
Property, plant and equipment	0.9	18.2	1.4	20.5
Goodwill	6.0	52.5	1.0	59.5
Working capital, net	5.8	37.1	1.3	44.2
Other liabilities	(0.5)	(3.6)	–	(4.1)
	12.2	104.2	3.7	120.1

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sales in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2005, proceeds of $100.0 million (2004 – $100.0 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2005 was $12.9 million (2004 – $13.1 million) and was estimated by discounting expected cash flows at prevailing money market rates.

Cash flows related to this sales program were as follows:

	2005	2004
Net proceeds, beginning	**100.0**	100.0
Proceeds from collections re-invested in revolving period sales	**1,116.0**	1,164.2
Remittances of amounts collected on sales	**(1,116.0)**	(1,164.2)
Net proceeds from accounts receivable sales	**100.0**	100.0

6. Inventories

	2005	2004
Propane	**77.9**	31.2
Propane retailing materials, supplies, appliances and other	**13.2**	15.0
Chemical finished goods and raw materials	**8.9**	7.7
Chemical stores, supplies and other	**9.9**	8.7
Aluminum finished goods, raw materials and other	**47.2**	–
Walls and ceilings construction products	**36.3**	31.0
	193.4	93.6

7. Property, Plant and Equipment, Intangible Assets and Goodwill

	2005			2004		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**28.5**	**–**	**28.5**	26.3	–	26.3
Buildings	**115.5**	**28.5**	**87.0**	103.9	20.6	83.3
ERCO plant and equipment	**662.1**	**168.1**	**494.0**	600.8	87.6	513.2
Superior Propane retailing equipment	**388.1**	**298.0**	**90.1**	392.9	290.1	102.8
JWA plant and equipment	**453.8**	**7.1**	**446.7**	–	–	–
Winroc distribution equipment	**25.8**	**4.5**	**21.3**	17.6	2.2	15.4
Property, plant and equipment	**1,673.8**	**506.2**	**1,167.6**	1,141.5	400.5	741.0
ERCO royalty assets and patents	**49.0**	**14.9**	**34.1**	50.6	10.3	40.3
JWA technology assets	**30.7**	**0.6**	**30.1**	–	–	–
Winroc intangible assets	**2.1**	**0.2**	**1.9**	–	–	–
Superior Propane intangible assets	**2.8**	**1.8**	**1.0**	–	–	–
Natural gas customer acquisition costs	**11.7**	**4.0**	**7.7**	4.6	1.5	3.1
Deferred finance charges	**21.4**	**6.8**	**14.6**	11.3	4.8	6.5
Intangible assets	**117.7**	**28.3**	**89.4**	66.5	16.6	49.9
Goodwill	**633.4**	**92.1**	**541.3**	594.7	92.1	502.6
Total property, plant and equipment, Intangible assets and Goodwill	**2,424.9**	**626.6**	**1,798.3**	1,802.7	509.2	1,293.5

During the year, ERCO determined that it would shut down its chlorate manufacturing facility in Thunder Bay, Ontario during the first quarter of 2006, as a result of high electrical costs. As at December 31, 2005, the remaining net book value of the facility is $5.7 million and will be amortized prior to its closure. During 2005, amortization incurred with respect to this facility was $41.1 million.

In connection with the closure, ERCO has recorded $1.1 million in costs for the year ended December 31, 2005, related to severance. The remainder of the costs associated with the plant closure are expected to be approximately $3.9 million and will be recognized and recorded in the period in which they are incurred.

8. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates [4]	2005	2004
Revolving term bank credits [1]				
Bankers Acceptances ("BA")	2008	Floating BA rate plus applicable credit spread	**137.7**	176.8
LIBOR Loans (US$95.3 million; 2004 – US$58.3 million)	2008	Floating LIBOR rate plus applicable credit spread	**111.1**	70.1
			248.8	246.9
Other Debt				
Notes payable	2009, 2010	Prime	**8.0**	5.0
Deferred consideration	2010	Non-interest bearing	**11.3**	–
Mortgage payable (US$0.9 million; 2004 – US$1.4 million)	2011	7.53%	**1.1**	1.7
			20.4	6.7
Senior Secured Notes				
JWA acquisition credit facility (US$145.0 million) [2]	2007	Floating LIBOR rate plus applicable credit spread	**169.1**	–
Senior secured notes subject to floating interest rates (US$85.0 million; 2004 – US $85.0 million) [3]	2015	Floating LIBOR plus1.7%	**99.1**	102.3
Senior secured notes subject to fixed interest rates (US$75.0 million; 2004 – US $75.0 million) [3]	2013, 2015	6.65%	**87.4**	90.3
			355.6	192.6
Total revolving term bank credits and loans			**624.8**	446.2
Less current maturities			**2.0**	–
Revolving term bank credits and term loans			**622.8**	446.2

(1) During 2005, Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial ERCO (Chile) Limitada, renewed and expanded their secured revolving term bank credit facilities. Superior has revolving term credit capacity of $425.0 million, an increase of $70.0 million from December 31, 2004 levels. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US $145.0 million (Cdn$169.1 million at December 31, 2005) to partially finance the acquisition of JWA. The facility is secured by a general charge over the assets of Superior and certain of its subsidiaries.

(3) Senior Secured Notes (the "Notes") totaling US$160.0 million (Cdn$186.5 million at December 31, 2005) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. The estimated fair value of the Notes at December 31, 2005 was Cdn$183.5 million. In conjunction with the issue of the Notes, Superior swapped US$85.0 million (CDN $99.1 million at December 31, 2005) of the fixed rate obligation into a US dollar floating rate obligation. The estimated fair value of the US$85.0 million interest rate swap at December 31, 2005 was a gain of $0.2 million (2004 – $2.4 million gain).

(4) The fixed interest rate obligation on $100.0 million of the Fund's Debentures (see Note 9) was swapped into a floating-rate obligation. The estimated fair value of this swap agreement at December 31, 2005 was a gain of $2.6 million (2004 – $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	2.0
Due in 2007	171.1
Due in 2008	251.0
Due in 2009	12.6
Due in 2010	5.1
Subsequent to 2010	183.0
Total	624.8

Interest paid on revolving term bank credits and term loans during 2005 amounted to $22.8 million (2004 – $15.5 million) comprised of $26.1 million (2004 – $22.3 million) related to debt, net of payments received of $3.3 million (2004 – $6.8 million) under interest rate swap agreements.

9. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1 and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Fixed distribution rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2003	25.6	208.9			(1.5)	233.0
Conversion of Debentures and amortization of discount during 2004	(11.7)	(106.3)			1.0	(117.0)
Debentures outstanding December 31, 2004	13.9	102.6			(0.5)	116.0
Issuance of 5.75% Series 1 Debentures on June 14, 2005			175.0		(3.1)	171.9
Issuance of 5.85% Series 1 Debentures on October 19, 2005				75.0	(0.6)	74.4
Conversion of Debentures and amortization of discount during 2005	(5.0)	(43.3)	(0.1)	–	0.4	(48.0)
Debentures outstanding December 31, 2005	8.9	59.3	174.9	75.0	(3.8)	314.3
Quoted market value December 31, 2005	13.3	72.4	177.6	77.6		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debenture holders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

10. Future Employee Benefits

Superior Propane and ERCO Worldwide have defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under DB pension plans are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2005 and 2004 in aggregate, is as follows:

	Superior Propane Pension Benefit Plans [1]		ERCO Pension Benefit Plans		Total Other Benefit Plans	
	2005	2004	**2005**	2004	**2005**	2004
Accrued benefit obligation, beginning of year	**52.9**	53.3	**50.2**	44.8	**17.3**	18.9
Current service cost	**0.3**	0.3	**2.2**	2.1	**0.4**	0.2
Past service cost	**–**	–	**–**	–	**–**	–
Interest cost	**3.1**	3.2	**3.0**	3.0	**1.1**	1.0
Benefits paid	**(4.0)**	(3.9)	**(1.9)**	(0.8)	**(1.1)**	(1.1)
Actuarial loss (gain)	**3.7**	–	**3.4**	1.1	**8.2**	(1.7)
Accrued benefit obligation, end of year	**56.0**	52.9	**56.9**	50.2	**25.9**	17.3
Fair value of plan assets, beginning of year	**64.3**	65.5	**39.7**	30.2	**–**	–
Actual return on plan assets	**5.3**	5.3	**3.6**	2.6	**–**	–
Transfers to defined contribution plan	**(2.2)**	(2.6)	**–**	–	**–**	–
Employer contributions	**–**	–	**3.7**	7.7	**1.1**	1.1
Benefits paid	**(4.0)**	(3.9)	**(1.9)**	(0.8)	**(1.1)**	(1.1)
Fair value of plan assets, end of year	**63.4**	64.3	**45.1**	39.7	**–**	–
Funded status – plan surplus (deficit)	**7.4**	11.4	**(11.8)**	(10.5)	**(25.9)**	(17.3)
Unamortized net actuarial loss	**18.8**	16.9	**3.3**	0.7	**10.8**	2.8
Unamortized past service costs	**–**	–	**0.9**	1.2	**–**	–
Unamortized transitional asset	**(0.3)**	(0.7)	**–**	–	**–**	–
Accrued net benefit asset [1]	**25.9**	27.6				
Accrued net benefit obligation			**(7.6)**	(8.6)	**(15.1)**	(14.5)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			**(3.9)**	(3.4)	**(1.1)**	(1.1)
Long-term accrued net benefit obligation (2005: $17.7 million; 2004: $18.6 million)			**(3.7)**	(5.2)	**(14.0)**	(13.4)

(1) None of which is recorded on the balance sheet or income statement.

The accrued net benefit obligation related to the ERCO Worldwide pension benefit plan in 2005 was $7.6 million (2004 – $8.6 million) and an expense of $2.6 million (2004 – $2.7 million) which have been recorded in the consolidated financial statements.

The accrued net benefit obligation related to the total other benefit plans of Superior Propane and ERCO Worldwide in 2005 was $15.1 million (2004 – $14.5 million) and an expense of $1.7 million (2004 – $1.4 million) which have been recorded in the consolidated financial statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2005 was $2.2 million (2004 – $2.6 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. Superior Propane expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2005	2004	**2005**	2004
Discount rate	**5.25%**	6.00%	**5.25%**	6.00%
Expected long-term rate-of-return on plan assets [1]	**7.00%**	7.00%	**–**	–
Rate of compensation increase	**3.25%**	4.00%	**3.25%**	4.00%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued Other Benefit Plan Obligations is 10.0% initially, decreasing gradually to 5.0% in 2010 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $2.6 million and a change to the current service expense of $0.3 million.

The most recent funding valuation dates for Superior's defined benefits plans range from January 1, 2003 to December 31, 2005. The next funding valuation dates are scheduled between January 1, 2006 and December 31, 2008.

The fair value of defined benefit plan assets at December 31, 2005 are comprised of the following major investment categories: Cash and cash equivalents 1% (2004 – 2%); Bonds 46% (2004 – 41%); Equities 53% (2004 – 57%).

11. Income Taxes of Superior

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2005 and 2004, the Fund has allocated all of its taxable income to the Unitholders and accordingly no provision for income taxes was recorded at the Fund level. A provision for income taxes was recognized for the Fund's subsidiaries that are subject to tax, including large corporation tax, provincial capital taxes, United States income tax and United States non-resident withholding tax.

Total income taxes are different than the amount computed by applying the Canadian enacted statutory rate for 2005 of 33.6% (2004 – 33.9%). The reduction in statutory rates reflects previously enacted Federal and Alberta tax rate reductions. The reasons for these differences are as follows:

	2005	2004
		(See Note 3(b))
Net earnings	**106.1**	112.4
Income of the Fund taxed directly in the hands of the Unitholders	**(144.9)**	(121.9)
Income tax expense (recovery) of Superior	**(12.6)**	0.2
Loss of the Fund before taxes and after distribution of income to Unitholders	**(51.4)**	(9.3)
Computed income tax recovery	**(17.3)**	(3.1)
Higher effective foreign tax rates	**1.7**	–
Changes in future federal and provincial income tax rates	**(1.6)**	(0.4)
Federal and provincial capital taxes	**3.4**	3.5
Non-deductible costs and other	**1.2**	0.2
Income tax expense (recovery) of Superior	**(12.6)**	0.2

The components of the future income tax liability as at December 31, 2005 and 2004 are as follows:

	2005	2004
		(See Note 3(b))
Carrying value of tangible assets over tax values	**(284.1)**	(150.8)
Accounting reserves, deductible when paid	**15.8**	14.7
Benefit of tax loss carry forwards	**6.4**	14.0
Other	**(0.9)**	0.4
Future income tax liability	**(262.8)**	(121.7)

Taxes paid during 2005 totaled $9.2 million (2004 – $3.5 million) and were comprised solely of federal large corporation tax, provincial capital tax of $3.4 million (2004 – $3.5 million), United States income tax and United States non-resident withholding tax of $5.8 million (2004 – Nil).

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders' Equity
Unitholders' equity, December 31, 2003 [1]	69.4	611.7
Conversion of Debentures – (8% Series 1 – $11.7 million converted @ $16 per trust unit; and 8% Series 2 – $106.3 million converted @ $20 per unit) (Note 9)	6.0	114.4
Exercise of trust unit options (Note 14)	0.1	–
Exercise of trust unit warrants	0.4	8.1
Trust unit incentive plan compensation expense (Note 14)	–	3.2
Repayment of management internalization loans receivable (Note 16(i))	–	2.6
Currency translation adjustment	–	(1.4)
Net earnings [1]	–	112.4
Distribution to Unitholders	–	(179.1)
Unitholders' equity, December 31, 2004 [1]	75.9	671.9
Conversion of Debentures – (8% Series 1 – $5.0 million converted @ $16 per trust unit 8% Series 2 – $43.3 million converted @ $20 per trust unit, and 5.75% Series 1 – $0.1 million converted @ $36 per trust unit) (Note 9)	2.6	48.0
Exercise of trust unit warrants	0.8	16.5
Trust unit incentive plan compensation recovery (Note 14)	–	(4.6)
Repayment of management internalization loans receivable (Note 16(i))	–	1.3
Trust units issued to finance the JW Aluminum acquisition	6.2	151.4
Option value associated with the issue of 5.75% and 5.85% Series 1 debentures	–	3.7
Currency translation adjustment	–	0.6
Net earnings	–	106.1
Distributions to Unitholders	–	(192.0)
Unitholders' equity, December 31, 2005	**85.5**	**802.9**

[1] See Note 3(b).

Unitholders' capital and deficit as at December 31, 2005 and 2004 consists of the following components:

	2005	2004
		(See Note 3(b))
Unitholders' capital		
Trust unity equity	**1,332.3**	1,114.5
Conversion feature on warrants and convertible debentures	**4.8**	1.6
Contributed surplus	**1.2**	5.9
	1,338.3	1,122.0
Deficit		
Retained earnings from operations	**368.4**	262.3
Accumulated distributions on trust unit equity	**(903.1)**	(711.1)
	(534.7)	(448.8)

At December 31, 2005, the Fund had 2.3 million trust unit warrants outstanding (2004 – 3.1 million), exerciseable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

13. Net Earnings and Distributable Cash Flow per Trust Unit

	2005	2004
Net earnings per trust unit computation, basic		
Net earnings	106.1	112.4
Weighted average trust units outstanding	79.7	72.7
Net earnings per trust unit, basic	**$1.33**	$1.55
Distributable cash flow per trust unit computation, basic		
Distributable cash flow	187.0	184.4
Weighted average trust units outstanding	79.7	72.7
Distributable cash flow per trust unit, basic	**$2.35**	$2.54
Net earnings per trust unit computation, diluted		
Net earnings		
Dilutive effect of:	106.1	112.4
Debentures	0.8	1.7
Net earnings, assuming dilution	106.9	114.1
Net earnings, weighted average trust units outstanding	79.7	72.7
Dilutive effect of:		
Debentures	0.6	1.1
Trust unit options	0.1	0.2
Trust unit warrants	0.8	0.8
Weighted average trust units outstanding, assuming dilution	81.2	74.8
Net earnings per trust unit, diluted	**$1.32**	$1.53
Distributable cash flow per trust unit computation, diluted		
Distributable cash flow	187.0	184.4
Dilutive effect of:		
Debentures	13.1	14.0
Distributable cash flow, assuming dilution	200.1	198.4
Distributable cash flow, weighted average trust units outstanding	79.7	72.7
Dilutive effect of:		
Debentures	7.4	9.1
Trust unit options	0.1	0.2
Trust unit warrants	0.8	0.8
Weighted average trust units outstanding, assuming dilution	88.0	82.8
Distributable cash flow per trust unit, diluted	**$2.27**	$2.40

Trust unit options and Debentures that were anti-dilutive were excluded from this calculation.

14. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a four-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted subsequent to 2003 were granted for a five-year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2005, a nominal amount of trust units were issued under the TUIP (2004 – 0.1 million trust units).

A summary of the status of the Fund's TUIP as at December 31, 2005 and 2004 and changes during these years is summarized below:

	2005		2004	
	Options (000's)	**Weighted Average Exercise Price**	Options (000's)	Weighted Average Exercise Price
Options outstanding at beginning of year	**960**	**$ 20.71**	1,060	$ 19.60
Granted	**298**	**28.75**	118	26.26
Exercised	**(81)**	**19.56**	(193)	17.92
Forfeited	**–**	**–**	(25)	21.37
Options outstanding at end of year	**1,177**	**$ 22.82**	960	$ 20.71
Options exercisable at end of year	**563**	**$ 21.24**	403	$ 20.09

The following summarizes information about the trust unit options outstanding as at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000's) Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000's) Outstanding	Weighted Average Exercise Price
$17.46 – $21.00	756	2.4	$ 19.72	446	$ 19.65
$22.80 – $28.76	193	3.3	$ 25.14	71	$ 24.82
$29.29 – $32.19	228	4.4	$ 31.18	46	$ 31.18

15. Commitments

(i) Lease commitments for rail cars, premises and other equipment for the next five years and thereafter are as follows:

2006	22.5
2007	19.1
2008	15.8
2009	10.5
2010	6.6
2011 and thereafter	17.4

(ii) Purchase commitments under long-term natural gas, aluminum and propane contracts for the next five years and thereafter are as follows:

	Cdn$ Natural Gas	US$ Natural Gas	US$ Aluminum	US$ Propane
2006	63.3	155.6	44.4	12.6
2007	46.9	127.0	–	–
2008	41.7	116.7	–	–
2009	39.0	107.9	–	–
2010	21.0	52.9	–	–
2011 and thereafter	1.1	0.9	–	–

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

(iii) ERCO Worldwide has entered into fixed-price electricity purchase contracts for a portion of its Alberta power requirements, for up to twelve years at an average cost of $45.00 per megawatt hour. Commitments for the next five years and thereafter are as follows:

2006	22.0
2007	17.7
2008	17.7
2009	17.7
2010	17.7
2011 and thereafter	124.2

(iv) Superior has entered into long-term forward contracts to purchase US dollars in order to hedge US dollar out-flows of SEM net of in-flows of ERCO Worldwide as follows:

	Net US$ Purchases	Conversion Rate
2006	26.4	1.25
2007	53.7	1.23
2008	100.1	1.22
2009	107.2	1.21
2010	52.9	1.17
2011 and thereafter	1.2	1.14

As at December 31, 2005, the net mark-to-market loss on long-term foreign currency forward contracts was $16.3 million (2004 – $8.7 million).

(v) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to December 31, 2005 were $28.9 million (2004 – $1.4 million).

16. Related Party Transactions and Agreements

(i) Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. As part of the internalization transaction, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four-year period in the form of annual retention bonuses of which $1.3 million was repaid in 2005 (2004 – $2.6 million). As at December 31, 2005, the remaining loans receivable of $2.6 million (2004 – $3.9 million) have not been recorded as an asset by Superior, but have been deducted directly from Unitholders' equity, in recognition of the uncertainty of collection over the remaining two years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2005, the aggregate quoted market value of trust units owned under the MTUPP was $4.1 million (2004 – $3.0 million). The aggregate amount of participant loans from a chartered bank was $4.0 million (2004 – $1.9 million), which were supported by guarantees of Superior aggregating $2.6 million (2004 – $1.2 million).

17. Business Segments

Superior operates five distinct business segments: the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2005	Superior Propane	ERCO	JWA [1]	Winroc	SEM	Corporate	Total Consolidated
Revenues	856.2	431.6	112.2	486.6	288.4	(3.6)	2,171.4
Cost of products sold	571.8	224.7	99.7	368.8	273.9	(3.6)	1,535.3
Gross profit	284.4	206.9	12.5	117.8	14.5	–	636.1
Expenses							
Operating and administrative	186.6	101.9	2.2	78.6	9.2	4.1	382.6
Amortization of property, plant and equipment	17.9	87.4	7.3	2.7	–	–	115.3
Amortization of intangible assets	–	5.1	0.6	0.3	–	–	6.0
Interest on revolving term bank credits and term loans	–	–	–	–	–	22.8	22.8
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	12.9	12.9
Amortization of convertible debenture issue costs	–	–	–	–	–	1.7	1.7
Management internalization costs	–	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	28.8	5.1	(0.7)	14.1	1.9	(61.8)	(12.6)
	233.3	199.5	9.4	95.7	11.1	(19.0)	530.0
Net earnings	51.1	7.4	3.1	22.1	3.4	19.0	106.1
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	17.9	92.5	7.9	3.0	–	1.7	123.0
Future income tax expense (recovery)	28.0	1.3	(1.9)	10.7	1.9	(61.8)	(21.8)
Trust unit incentive plan recovery	–	–	–	–	–	(4.6)	(4.6)
Management internalization costs	–	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(2.8)	(8.1)	(0.5)	(5.6)	–	–	(17.0)
Distributable cash flow	94.2	93.1	8.6	30.2	5.3	(44.4)	187.0

(1) JWA was acquired October 19, 2005.

For the year ended December 31, 2004	Superior Propane	ERCO	JWA [1]	Winroc [2]	SEM [3]	Corporate	Total Consolidated
Revenues	720.2	396.0	–	229.0	211.3	(3.7)	1,552.8
Cost of products sold	433.5	202.8	–	179.5	197.9	(3.7)	1,010.0
Gross profit	286.7	193.2	–	49.5	13.4	–	542.8
Expenses							
Operating and administrative	173.9	92.2	–	31.3	5.7	10.1	313.2
Amortization of property, plant and equipment	22.1	53.4	–	2.7	–	–	78.2
Amortization of intangible assets	–	5.5	–	–	–	–	5.5
Interest on revolving term bank credits and term loans	–	–	–	–	–	15.5	15.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	13.6	13.6
Amortization of deferred convertible debenture issue costs	–	–	–	–	–	1.6	1.6
Management internalization costs	–	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	32.6	15.5	–	5.5	2.8	(56.2)	0.2
	228.6	166.6	–	39.5	8.5	(12.8)	430.4
Net earnings	58.1	26.6	–	10.0	4.9	12.8	112.4
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	22.1	58.9	–	2.7	–	1.6	85.3
Future income tax expense (recovery)	31.4	13.4	–	4.3	2.8	(55.2)	(3.3)
Trust unit incentive plan expense	–	–	–	–	–	3.2	3.2
Management internalization costs	–	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(5.6)	(7.6)	–	(2.6)	–	–	(15.8)
Distributable cash flow	106.0	91.3	–	14.4	7.7	(35.0)	184.4

(1) JWA was acquired October 19, 2005.

(2) Winroc was acquired June 11, 2004.

(3) See Note 3(b).

TOTAL ASSETS, NET WORKING CAPITAL, ACQUISITIONS AND OTHER CAPITAL EXPENDITURES

	Superior Propane	ERCO	JWA [1]	Winroc [2]	SEM [3]	Corporate	Total Consolidated
As at December 31, 2005							
Net working capital	101.8	(3.1)	84.9	64.1	(8.3)	9.8	249.2
Total assets	695.2	738.8	622.2	194.8	42.9	33.9	2,327.8
As at December 31, 2004							
Net working capital	61.3	(8.1)	–	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	–	152.9	28.6	12.4	1,552.1
For the year ended December 31, 2005							
Acquisitions	14.7	22.4	405.4	28.7	–	–	471.2
Other capital expenditures, net	1.9	36.2	1.9	0.2	–	–	40.2
For the year ended December 31, 2004							
Acquisitions	3.7	–	–	116.4	–	–	120.1
Other capital expenditures, net	0.5	5.7	–	–	–	–	6.2

(1) JWA was acquired October 19, 2005.

(2) Winroc was acquired June 11, 2004.

(3) See Note 3(b).

GEOGRAPHIC INFORMATION

	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2005	1,670.7	476.7	24.0	2,171.4
Property, plant and equipment as at December 31, 2005	591.8	551.7	24.1	1,167.6
Total assets as at December 31, 2005	1,475.8	814.4	37.6	2,327.8
Revenues for the year ended December 31, 2004	1,271.4	256.3	25.1	1,552.8
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004	1,402.6	149.5	–	1,552.1

18. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Corporate Information

Board of Directors

Superior Plus Inc.

Grant D. Billing
Executive Chairman
Calgary, Alberta

Robert J. Engbloom, Q.C. (2)
Calgary, Alberta

Norman R. Gish (3)
Calgary, Alberta

Peter A.W. Green (1) (2)
Lead Director
Campbellville, Ontario

Allan G. Lennox (3)
Calgary, Alberta

James S.A. MacDonald (2) (3)
Toronto, Ontario

Geoffrey N. Mackey
Calgary, Alberta

David P. Smith (1)
Toronto, Ontario

Peter Valentine (1)
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Governance and Nominating Committee
(3) Member of Compensation Committee

Officers

Superior Plus Inc.

Grant D. Billing
Executive Chairman

Geoffrey N. Mackey
President and Chief Executive Officer

W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer

Derren J. Newell
Vice-President, Business Process and Compliance

Clint G. Warkentin
Vice-President and Treasurer

Trevor G. Bell
Vice-President, Tax

Theresia R. Reisch
Vice-President, Investor Relations and Corporate Secretary

John D. Gleason
President, Superior Propane a division of Superior Plus Inc.

Paul S. Timmons
President, ERCO Worldwide a division of Superior Plus Inc.

Don E. Kassing
President, JW Aluminum a division of Superior Plus Inc.

Paul J. Vanderberg
President, Winroc a division of Superior Plus Inc.

Greg L. McCamus
President, Superior Energy Management a division of Superior Plus Inc.

Divisions of Superior Plus Inc.

Superior Propane
1111–49 Avenue NE
Calgary, Alberta T2E 8V2
Telephone: (403) 730-7500
Facsimile: (403) 730-7512
Toll Free: 1-877-341-7500
Website: www.superiorpropane.com

ERCO Worldwide
302 The East Mall, Suite 200
Toronto, Ontario M9B 6C7
Telephone: (416) 239-7111
Facsimile: (416) 239-0235
Website: www.ercoworldwide.com

JW Aluminum
435 Old Mt. Holly Road
Mt. Holly, South Carolina
USA 29445
Telephone: (843) 572-1100
Facsimile: (843) 572-1049
Website: www.jwaluminum.com

Winroc
4949–51 Street SE
Calgary, Alberta T2B 3S7
Telephone: (403) 236-5383
Facsimile: (403) 279-0372
Website: www.winroc.com

Superior Energy Management
6860 Century Avenue
East Tower, Suite 2001
Mississauga, Ontario L5N 2W5
Telephone: (866) 772-7727
Facsimile: (905) 542-7715
Website: www.superiorenergy.ca

Unitholder Information

Superior Plus Income Fund

Suite 2820, 605-5 Avenue SW
Calgary, Alberta T2P 3H5
Telephone: (403) 218-2970
Facsimile: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: info@superiorplus.com
Website: www.superiorplus.com

Auditors

Deloitte & Touche LLP
Chartered Accountants
3000 Scotia Centre
700-2 Street SW
Calgary, Alberta T2P 0S7

Trustee and Transfer Agent

Computershare Trust Company of Canada
Suite 710, 530-8 Avenue SW
Calgary, Alberta T2P 3S8
or:
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone: 1-888-564-6253
Facsimile: 1-888-453-0330
E-mail inquiries: careregistryinfo@computershare.com
Website: www.computershare.com

Annual General Meeting

The Annual Meeting of Unitholders of the Fund will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333-4 Avenue SW, Calgary, Alberta, on Wednesday, May 3, 2006 at 2:00 p.m. (MST).

Cash Distributions

The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The record date for each monthly distribution will be the last day of the month and the payment will be made on or before the fifteenth day of the following month. Commencing with the March 2006 distribution, the monthly cash distribution rate is $0.185 per trust unit or $2.22 on an annualized basis.

Toronto Stock Exchange (TSX) Listings:

SPF.un : Superior Plus Income Fund - trust units
SPF.db : 8% Convertible Debentures, Series 1 convertible at $16.00 per trust unit
SPF.db.a : 8% Convertible Debentures, Series 2 convertible at $20.00 per trust unit
SPF.db.b : 5.75% Convertible Debentures convertible at $36.00 per trust unit
SPF.db.c : 5.85% Convertible Debentures convertible at $31.25 per trust unit

SPF.un Unit Price and Volumes - TSX

Quarterly high, low, close and volumes for 2005 and 2004

The adjacent table sets forth the high and low prices, as well as the volumes, for the Fund's trust units as traded on the TSX, on a quarterly basis.

	2005			2004		
	High	Low	Volume	High	Low	Volume
First quarter	**$ 33.15**	**$ 28.45**	**9,849,804**	$ 28.80	$ 25.13	9,101,767
Second quarter	**$ 32.39**	**$ 29.25**	**7,500,262**	$ 28.17	$ 22.45	10,719,346
Third quarter	**$ 33.00**	**$ 24.30**	**15,637,193**	$ 28.10	$ 25.50	6,787,031
Fourth quarter	**$ 26.80**	**$ 19.66**	**22,993,008**	$ 30.23	$ 26.70	6,898,924
Year	**$ 33.15**	**$ 19.66**	**55,980,267**	$ 30.23	$ 22.45	33,507,068

Superior Plus
Income Fund

Suite 2820, 605-5 Avenue SW Calgary, Alberta T2P 3H5
Phone: (403) 218-2970 Facsimile: (403) 218-2973
www.superiorplus.com

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2006
WASH. D.C. 160 SECTION

RECEIVED
2005 APR -6 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Superior Plus


W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer


[illegible]


Trevor G. Ball
Vice-President, Tax


[illegible]
Vice-President and Treasurer


[illegible]


Jay M. [illegible]
Manager, Corporate Reporting

Superior Plus is committed to maintaining a strong financial position to support the execution of its business plans.

Management's Discussion and Analysis

As at March 8, 2005

Organization and Structure

The Superior Plus Income Fund (the "Fund") holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.469 billion of unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 12.4% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior has five operating businesses: a propane retailing business operating under the trade name "Superior Propane"; a specialty chemicals business operating under the trade name "ERCO Worldwide"; a manufacturer of specialty, flat-rolled aluminum products operating as "JW Aluminum"; a walls and ceilings construction product distribution business operating under the trade name "Winroc"; and a natural gas retailing business operating under the trade name "Superior Energy Management".

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after interest payments to holders of the convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions.

The Fund increased its monthly distribution by 2.5% to $0.205 per trust unit effective with the November 2005 monthly distribution, based on expected sustainable distributable cash flow including accretion from the acquisition of JW Aluminum ("JWA"). For 2005, distributions paid to Unitholders reached $2.41 per trust unit, an increase of 6% over 2004 distributions paid of $2.28 per trust unit, representing a payout ratio of 103% and 90% for 2005 and 2004 respectively. See "Distributions Paid to Unitholders" for further details. The payout ratio exceeded 100% in 2005 principally due to soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter. Steps are being taken to reposition certain of our businesses in response to the changing business environment and are expected to improve distributable cash flow per unit as these initiatives are implemented. However, in light of the negative impact that record warm temperatures across Canada in January and February are having on Superior Propane's 2006 results and continuing difficulties faced by North American pulp producers, it was considered prudent to reduce the monthly distribution rate to $0.185 per trust unit or $2.22 on an annualized basis to ensure our payout ratio is sustainable and our financial strength maintained, pending the improvement of results over time.

For income tax purposes, distributions paid in 2005 of $2.41 per trust unit are classified as other income of $1.676 per trust unit, a return of capital of $0.108 per trust unit and a dividend of $0.626 per trust unit. A summary of cash distributions since inception and related tax information is posted under the "Investor Information" section of Superior's website at www.superiorplus.com. For 2006, approximately $1.87 per trust unit is expected to be distributed in the form of other income, $0.09 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of its operating businesses.

Distributable cash flow increased modestly for the ninth consecutive year, reaching $187.0 million, an increase of $2.6 million (1%) over 2004 results. The full year contribution of record results from Winroc acquired in June 2004, and the initial inclusion of JWA results acquired on October 19, 2005, was substantially offset by softer performance from Superior Propane and higher borrowing costs due to higher interest rates and increased debt levels incurred to finance growth capital investments. Distributable cash flow per trust unit was $2.35 in 2005, down $0.19 (7%) from 2004 as a 10% increase in the average number of trust units outstanding outpaced the increase in distributable cash flow. The average number of trust units outstanding increased in 2005 as a result of trust units issued to partially finance the acquisition of JWA and the conversion of Debentures and warrants into trust units.

As outlined in the facing chart, the diversification of the Fund's earning base continued in 2005 with Superior Propane, ERCO Worldwide, JWA, Winroc and Superior Energy Management ("SEM") contributing 41%, 40%, 4%, 13% and 2% of operating distributable cash flow, respectively and is expected to diversify further in 2006 with a full year's contribution from JWA. After giving effect to the acquisition of JWA as if it were owned by Superior for all of 2005, Superior Propane, ERCO Worldwide, JWA, Winroc and SEM would have contributed 35%, 35%, 17%, 11% and 2% of operating distributable cash flow respectively.


Operating Distributable Cash Flow
(millions of dollars)
99.9
115.7
3.1
112.6
190.6
4.5
77.7
108.7
219.4
7.7
14.4
91.3
106.0
231.4
5.3
30.2
8.6
93.1
94.2
2001
2002
2003
2004
2005
Superior Propane
Erco Worldwide
Superior Energy Management
Winroc
JW Aluminum

2002 to 2004 restated to give effect to change in accounting for natural gas acquisition costs. (See Note 3(b) to the Consolidated Financial Statements).

Net earnings for 2005 were $106.1 million, compared to $112.4 million in 2004. Distributable cash flow increased relative to net earnings in 2005 compared to the prior year, due to increased non-cash amortization charges partially offset by higher non-cash recoveries of trust unit incentive plan compensation and future income taxes in Canada, and the commencement of payment of cash income taxes in the United States. The increase in amortization expense reflects ERCO Worldwide's announcement in August 2005 to close its Thunder Bay sodium chlorate plant in the first quarter of 2006, resulting in the accelerated amortization of the plant's $40 million net book value over its remaining expected period of operation, combined with the excess of JWA's amortization of capital equipment over cash maintenance capital expenses. The recovery of trust unit incentive plan compensation expense was driven by the decline in the Fund's trust unit market value during the second half of 2005. Net earnings for 2005 were reduced by management retention bonuses paid in the second quarter of $1.3 million (2004 – $2.6 million), which were in turn used to repay a portion of trust unit purchase loans advanced as part of the management internalization transaction in 2003. These costs have been excluded from the calculation of distributable cash flow, consistent with the previous accounting for management internalization costs.

Fourth Quarter Results

Fourth quarter distributable cash flow reached $60.0 million, an increase of $4.2 million (8%) over the prior year quarter. Operating distributable cash flow increased by $9.7 million (15%) as the initial contribution from JWA acquired on October 19, 2005 and improved results from Winroc were partially offset by softer performance from Superior Propane attributable to lower space heating demand and higher operating costs. Interest costs increased by $5.2 million due to increased debt levels incurred to finance growth capital investments made during 2005 as well as higher interest rates. Distributable cash flow per trust unit was $0.70 in the fourth quarter, down $0.04 (5%) from the prior year period as the 8% increase in distributable cash flow was more than offset by a 14% increase in the average number of trust units outstanding. Distributable cash flow increased relative to net earnings in the fourth quarter of 2005 compared to the prior year period for similar reasons impacting the year-over-year comparison. Further discussion of the 2005 fourth quarter results is provided in the Fund's Fourth Quarter and 2005 Earnings Release, dated March 8, 2006.

A more detailed discussion and analysis of the annual financial and operating results of Superior's businesses is provided on the following pages.

Superior Propane

Superior Propane generated operating distributable cash flow of $94.2 million in 2005, representing 35% of the Fund's total after giving effect to the ownership of JWA for all of 2005. Compared to 2004, Superior Propane's operating distributable cash flow decreased by $11.8 million (11%) due to lower propane sales volumes and increased operating costs, partially offset by increased other service gross profit contributed from the Superior Gas Liquids ("SGL") wholesale operations acquired in February 2005 and lower net maintenance capital expenditures. Condensed operating results for 2005 and 2004 are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per litre amounts)	2005		2004	
	$	¢/litre	$	¢/litre
Gross profit				
Propane sales	231.7	15.8	243.2	15.7
Other services	52.7	3.6	43.5	2.8
Total gross profit	284.4	19.4	286.7	18.5
Less: Cash operating, administration and tax costs	(187.4)	(12.8)	(175.1)	(11.3)
Cash generated from operations before changes in net working capital	97.0	6.6	111.6	7.2
Maintenance capital expenditures, net	(2.8)	(0.2)	(5.6)	(0.4)
Operating distributable cash flow	94.2	6.4	106.0	6.8
Propane retail volumes sold (millions of litres)	1,468		1,546	

Propane sales gross profit was $231.7 million, down $11.5 million (5%) from 2004 as sales volumes declined by 5% (78 million litres). Auto propane sales volumes declined by 30 million litres (15%) due to the continued structural decline in this end-use market, representing 40% of the overall decline in sales volumes. Residential and commercial sales volumes declined by 25 million litres (5%) as warmer weather, coupled with a 20% increase in average wholesale propane costs in 2005 compared to the prior year, encouraged customer conservation and reduced demand. Average temperatures in 2005 across Canada were 4% warmer than 2004 and the last five year average. As shown in the following chart, wholesale propane costs increases were driven by higher crude oil and natural gas prices experienced in the aftermath of the Gulf coast hurricanes in the third quarter of 2005. Industrial sales volumes increased by 4 million litres (1%) due to the addition of 16 million litres of refined fuel sales volumes acquired over the last year in southwestern Ontario. Agricultural sales volumes declined by 27 million litres (21%) as lower crop drying demand in the prairies resulted from unusually wet weather experienced in the second quarter which significantly reduced the size of the crop planted. Approximately 50% of Superior Propane's sales volumes are to heating related applications and 50% are related to economic activity levels.

Propane sales margins averaged 15.8 cents per litre in 2005, and were comparable to 2004 levels despite the volatile and rising wholesale propane costs experienced in the second half of 2005 as sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers. Conversely, sales margins typically increase when propane commodity prices decline.

Relative Change in WTI Crude Oil and Natural Gas vs. Sarnia Wholesale Propane Prices


200
150
100
50
(% change)
Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas
JAN 04
FEB 04
MAR 04
APR 04
MAY 04
JUN 04
JUL 04
AUG 04
SEP 04
OCT 04
NOV 04
DEC 04
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05
JUL 05
AUG 05
SEP 05
OCT 05
NOV 05
DEC 05

Gross profit from other services reached $52.7 million in 2005, an increase of $9.2 million (21%) over the prior year, due to contributions from SGL acquired in February 2005 and transportation surcharge fee income, partially offset by reduced profitability of fixed-price propane sales programs as hedging costs increased in the aftermath of the Gulf coast hurricanes in the third quarter.

Despite the challenging business conditions experienced in 2005, total gross profit was within 1% of 2004, reflecting Superior Propane's leading market share and considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 43 market operations, with the largest five markets representing approximately 27% of cash generated from operations. Superior Propane's customer base is well diversified geographically and across end-use applications as illustrated in the table below. Its largest customer contributed approximately 1% of gross profits in 2005.

Superior Propane Annual Sales Volumes and Gross Profit

By End-Use Application

	2005		2004	
Applications:	**Volume [1]**	**GP [2]**	Volume [1]	GP [2]
Residential	**183**	**59.9**	192	61.6
Commercial	**315**	**60.9**	331	63.3
Agricultural	**100**	**11.5**	127	14.2
Industrial	**696**	**78.8**	692	80.1
Automotive	**174**	**20.6**	204	24.0
Other Services	**–**	**52.7**	–	43.5
	1,468	**284.4**	1,546	286.7
Average margin [3]	**15.8**		15.7	

By Region

	2005		2004	
Regions:	**Volume [1]**	**GP [2]**	Volume [1]	GP [2]
Atlantic	**110**	**32.3**	115	32.6
Quebec	**257**	**49.9**	283	52.4
Ontario	**342**	**80.1**	350	78.4
Sask./Man.	**202**	**27.2**	226	28.6
AB/NWT/YK	**334**	**54.5**	345	55.2
BC	**223**	**40.4**	227	39.5
	1,468	**284.4**	1,546	286.7
Average margin [3]	**15.8**		15.7	

(1) **Volume:** Volume of retail propane sold (millions of litres)

(2) **GP:** Gross profit (millions of dollars)

(3) **Average margin:** Average propane retail sale margin (cents per litre)

Cash operating, administration and tax costs were $187.4 million, an increase of $12.3 million (7%) from 2004. Fuel costs increased by $2.5 million as a result of higher fuel prices and were substantially mitigated through the implementation of transportation fee surcharges during the year. Tank and equipment maintenance costs increased by $3.7 million in an effort to ready the business to support growth and service initiatives focused on the residential and commercial end-use markets. The SGL business added $1.6 million of incremental costs in 2005. Cash operating costs were 12.8 cents per litre, an increase of 1.5 cents per litre (13%) over 2004 due to the 7% increase in costs coupled with the 5% decrease in sales volumes. Unseasonably warm weather and high wholesale propane cost trends have continued into the first quarter of 2006 and are expected to dampen sales volume levels. In response to these changing business conditions, a review of Superior Propane's cost structure has been initiated towards improving its operational efficiencies and to position its product and service offerings for future growth. In January 2006, Mr. John Gleason took over leadership of Superior Propane as President. Mr. Gleason joined Superior in April 2005 as Senior Vice President Corporate Development and brings considerable experience in the areas of finance, business development and operations management gained over a 14-year period with MDS Inc., a global health and life science company.

Net maintenance capital expenditures were $2.8 million in 2005, a decrease of $2.8 million from 2004 levels. Gross expenditures were $7.4 million in 2005 and 2004 and were directed largely towards the renewal of the delivery fleet. Proceeds on disposals reached $4.6 million in 2005, an increase of $2.8 million over the prior year. Disposal proceeds realized in 2005 included the sale of Superior Propane's primary transportation fleet operations in eastern Canada to a national trucking company. In conjunction with the sale, a seven-year transportation service agreement was entered into with the purchaser which is anticipated to be cost neutral going forward.

Growth capital expenditures of $27.5 million (2004 – $4.2 million) included the $25.6 million acquisition of SGL in February 2005 and the acquisition of a southwestern Ontario refined fuels distribution business during the third quarter. SGL is a Calgary-based, natural gas liquids wholesale marketing business, servicing over 80 small and medium-sized propane retailers based mainly in the United States. Wholesale sales volumes were approximately 470 million litres in 2005, resourced from approximately 50 suppliers. SGL has subsequent to its acquisition, taken on the management of Superior Propane's supply and logistic requirements.

OUTLOOK

For 2006, Superior Propane's operating distributable cash flow is anticipated to be lower than 2005. Unseasonably warm weather and high wholesale propane cost trends have continued into the first quarter of 2006 and are expected to dampen sales volume levels. These business challenges are anticipated to be addressed in 2006 by taking steps to improve Superior Propane's operating efficiency while positioning its product and service offerings for future growth. The full year's ownership of SGL, combined with the outsourcing of its primary transportation fleet operations in eastern Canada, is expected to sharpen Superior Propane's operating focus and profitability.

BUSINESS RISKS

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. Barriers to entry are relatively low. Propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane prices are affected by crude oil and natural gas prices.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Increases in the cost of propane encourage customers to conserve fuel consumption and to invest in more energy efficient equipment, reducing demand. Automotive propane demand is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Reversal of this market trend will require increased support of governments and original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.8 billion litres of propane are produced in Canada of which about 3.6 billion litres are consumed domestically. The remainder is exported to the United States. Superior Propane's supply is currently purchased from 20 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta and accumulates propane storage positions during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product costs. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative gross margin fluctuations.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. Gains and losses from the customers' contract and the mitigating supply transaction are recorded simultaneously into income at the time of settlement. See Note 15(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2005, Superior Propane had 1,463 regular and 192 part-time employees. Approximately 411 or 28% of its employees are unionized through six provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec with expiry dates ranging from December 2005 to April 2008. Collective bargaining agreements are renegotiated in the normal course of business and are not expected to materially affect Superior Propane's business.

Environmental, Health and Safety Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $93.1 million in 2005, representing 35% of the Fund's total after giving effect to the ownership of JWA for all of 2005. Compared to 2004, operating distributable cash flow increased by $1.8 million (2%), as the Port Edwards chloralkali/potassium facility acquired in June 2005 contributed operating distributable cash flow of $14.9 million, outpacing lower contributions from sodium chlorate and technology operations.

Condensed operating results for 2005 and 2004 are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per metric tonne ("MT") amounts)	2005		2004	
		$/MT		$/MT
Revenue				
Chemicals	**408.2**	**519**	370.3	571
Technology	**23.4**	**30**	25.7	40
Cost of sales				
Chemicals	**(213.2)**	**(271)**	(191.2)	(295)
Technology	**(11.5)**	**(15)**	(11.6)	(18)
Gross profit	**206.9**	**263**	193.2	298
Less: cash operating, administration and tax costs	**(105.7)**	**(134)**	(94.3)	(145)
Cash generated from operations before changes in net working capital	**101.2**	**129**	98.9	153
Maintenance capital expenditures, net	**(8.1)**	**(10)**	(7.6)	(12)
Operating distributable cash flow	**93.1**	**119**	91.3	141
Chemical volumes sold (thousands of MT)	**787**		649	

Gross profit of $206.9 million, increased by $13.7 million (7%) over 2004 as increased chemical gross profits were partially offset by a $2.2 million reduction in technology gross profits due to normal course royalty license expirations. Chemical gross profits increased by $15.9 million (9%) as the addition of the Port Edwards business, coupled with a robust chloralkali pricing environment in the second half of 2005, more than offset an $8.1 million (10%) decline in gross profits from sodium chlorate operations. Sodium chlorate gross profit was impacted by a 1% (6,000 tonnes) decline in sales volumes reflecting softening bleached pulp market conditions in North America, a 1% decline in average selling prices due to the impact of the appreciation of the Canadian dollar on sales priced in United States dollars, and a 1% increase in production costs due to increased electricity costs. ERCO Worldwide's foreign exchange hedging program in 2005 generated realized gains of $15.3 million and substantially mitigated the impact of the 7% year over year average appreciation of the Canadian dollar against the United States dollar denominated sales. (See "Business Risks – Foreign Currency Rate Risk" for discussion of hedge positions). Total chemical sales reached 787,000 metric tonnes in 2005, an increase of 138,000 tonnes (21%) over 2004 of which 144,000 tonnes was generated by the Port Edwards facility. Sodium chlorate and chloralkali/potassium production capacity utilization averaged 96% (2004 – 96%) and 92% (2004 – 97%) respectively. Average chemical revenue and cost of sales per tonne statistics declined in 2005 from 2004 levels as a result of the addition of chloralkali/potassium product sales from Port Edwards which have lower average selling and production costs than ERCO Worldwide's existing product mix.

Cash operating, administration and tax costs were $105.7 million in 2005, an increase of $11.4 million over the prior year. Increased expenses in 2005 included the addition of Port Edwards operating costs of $11.4 million, $1.5 million of United States cash income taxes, and $1.1 million of severance and related costs with respect to the planned closure in the first quarter of 2006 of the 48,000 tonne capacity Thunder Bay sodium chlorate plant. This was partially offset by $2.1 million of non-recurring costs associated with exiting the calcium hypochlorite business in 2004.

Chloralkali/potassium sales contributed 29% of operating cash flow from chemical operations before maintenance capital expenditures, up from 12% in 2004, reflecting the increased diversification of ERCO Worldwide's product line. Sodium chlorate sales represent 71% of ERCO Worldwide's operating cash flow from chemical operations before maintenance capital expenditures and are principally sold to bleached pulp manufacturers. Sodium chlorate is required to generate chlorine dioxide that bleaches the pulp and represents approximately 5% of the variable cost to manufacture bleached pulp. As a result, sodium chlorate sales volumes and prices tend to be very stable over time despite the volatility of bleached pulp prices (see the following chart). ERCO Worldwide's top 10 customers comprised approximately 47% of its revenues in 2005, with its largest customer representing 7% of its revenues.

Pulp Prices Compared to Sodium Chlorate Prices and Sales Volumes


Sodium Chlorate
(Source Market Wire)
NBSK
(Source Paper Loop)
Sodium Chlorate Sales Volumes
(ERCO Worldwide)
(US$/tonne)
750
700
650
600
550
500
450
400
350
300
250
600
550
500
450
400
350
300
250
(000 Metric Tonnes)
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Maintenance capital costs of $8.1 million in 2005, increased by $0.5 million over 2004 due principally to the addition of the Port Edwards plant. For 2006, maintenance capital expenditures are expected to rise to the $8 million to $10 million range, reflecting a full year of ownership of the Port Edwards plant.

Growth capital expenditures aggregated $58.6 million in 2005, compared to $5.7 million in 2004 and were directed towards opportunities in the growing South American sodium chlorate market, increasing operational efficiencies, and expanding product lines. Construction of the 55,000 tonne sodium chlorate plant in Chile continues on time and on budget. The plant is scheduled to start up in mid-2006 with full production expected by the end of the third quarter, at a cost of $65 million and will provide CMPC Celulosa S.A. with a long-term contracted sodium chlorate supply to its three pulp mills. Expenditures of $27.5 million were incurred during 2005 ($28.9 million cumulatively). Remaining construction costs are anticipated to be funded from existing revolving term bank credit facilities. Work on the five-year sodium chlorate cell replacement program continued with $7.9 million spent in 2005 ($19.5 million cumulatively). The project is approximately two-thirds complete with expenditures of $11.5 million anticipated over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency, generating estimated annual energy savings of $1.5 million. The cell replacement program is considered to be growth capital in nature as the project will improve the production efficiency of the business. On June 5, 2005, the Port Edwards, Wisconsin chloralkali/potassium facility was acquired for $22.4 million on a debt-free basis, providing ERCO Worldwide with the opportunity to profitably leverage its existing chloralkali production and sales capability and diversifying its product line into potassium products.

OUTLOOK

ERCO Worldwide's results in 2006 are expected to moderate from 2005 levels. Ownership of the Port Edwards chloralkali/potassium plant for a full year in 2006, the start-up of the new sodium chlorate plant in Chile in mid-2006, and increased international sodium chlorate sales are expected to generate incremental profitability. This is expected to be outweighed by the impacts of softening sodium chlorate demand from North American bleached pulp producers, the appreciation of the strengthening Canadian dollar on U.S. dollar denominated sales, and increased electrical costs. The planned closure of the 48,000 tonne sodium chlorate plant in Thunder Bay during the first quarter of 2006 is expected to enable ERCO Worldwide to shift production to its remaining lower cost seven North American chlorate plants.

BUSINESS RISKS

Competition. ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, the Kemira Group ("Kemira") and the Canexus Income Fund ("Canexus") on a worldwide basis. The business also competes with a number of smaller regional producers. Key competitive factors include price, product quality, logistics capability, reliability of supply, and technical capability and service. Of the global producers, Kemira and Canexus do not provide chlorine dioxide generators or related technology. The business also competes with chloralkali producers, such as Dow Chemicals, and potassium producers such as Occidental Chemicals, Olin Corporation and Ashta Chemicals and PPG Industries.

In addition, the end-use markets for ERCO Worldwide's products are correlated to the general economic environment and the competitiveness of its customers which is outside of its control. North American bleached pulp producers are experiencing global competitive pressure as a result of increased fiber and energy costs and the impact of exchange rates which may result in reduced demand for sodium chlorate in North America.

Foreign Currency Rate Risk. Approximately 50% of ERCO Worldwide's production is manufactured in Canada and sold to customers in the United States and offshore and are denominated in US dollars. ERCO Worldwide manages its exposure to fluctuations between the US and Canadian dollar by entering into hedge contracts with external third parties and internally with other Superior Plus divisions. Approximately 93%, 55% and 10% of ERCO Worldwide's estimated US dollar revenue stream for 2006, 2007 and 2008, respectively, have been hedged. (See "Foreign Currency Hedging" and Note 15(iv) to the Consolidated Financial Statements).

Supply Arrangements. ERCO Worldwide uses four primary raw materials to produce its chemical products: electricity, salt, potash and water. Electricity comprises 70% to 90% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power supply and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid. In jurisdictions where electrical costs are deregulated, fixed-price term supply contracts are entered into in order to manage production costs. Approximately 36% of ERCO Worldwide's annual power requirements are located in deregulated electricity jurisdictions, of which approximately 45% of their annual requirements have been sourced through fixed-cost electrical contracts, for remaining terms up to twelve years with three investment grade counter-parties (See Note 15(iii) to the Consolidated Financial Statements). The ten-year power agreement at ERCO Worldwide's Valdosta facility expires in December 2006 at which time power costs are expected to increase.

ERCO Worldwide purchases salt from third-party suppliers at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution-mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals. ERCO Worldwide manages its environmental and safety risk in a manner consistent with Responsible Care® protocols and strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 12 years and has steadily reduced the number of safety and environmental incidents at all of its facilities.

Employee and Labour Relations. As at December 31, 2005, ERCO Worldwide had 509 employees of which approximately 126 (25%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements which expire from 2007 to 2009.

JW Aluminum

Superior acquired JWA on October 19, 2005 on a debt-free basis for cash consideration of $405.4 million. JWA is a manufacturer of specialty, flat-rolled aluminum products primarily serving the heating ventilation and air conditioning, building and construction and flexible packaging end-use markets in the United States. The acquisition of JWA provides Superior with further business diversification and an additional platform for value growth. JWA's strong competitive position, history of stable and growing profitability and experienced management team are consistent with Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 4 to the Consolidated Financial Statements.

JWA contributed $8.6 million of operating distributable cash flow to Superior's 2005 results during the 74-day period since its acquisition, consistent with expectations. Had JWA been owned by Superior for the full year in 2005, it would have represented approximately 17% of the Fund's total operating distributable cash flow. Condensed unaudited operating results for JWA for the years ended December 31, 2005 and 2004 are provided below for comparison purposes:

(millions of dollars except per pound amounts)	**October 19 – December 31 2005**		Years Ended December 31 2005		2004	
		¢/lb		**¢/lb**		¢//lb
Gross profit	**12.5**	**17.6**	**66.9**	**20.0**	49.6	17.7
Less: Cash operating, administration and tax costs	**(3.4)**	**(4.8)**	**(10.5)**	**(3.1)**	(11.1)	(4.0)
Cash generated from operations before changes in net working capital	**9.1**	**12.8**	**56.4**	**16.9**	38.5	13.7
Maintenance capital expenditures, net	**(0.5)**	**(0.7)**	**(3.6)**	**(1.1)**	(5.1)	(1.8)
Operating distributable cash flow	**8.6**	**12.1**	**52.8**	**15.8**	33.4	11.9
Aluminum sold (millions of pounds)	**71**		**333**		280	

	October 19 – December 31	Years Ended December 31	
Sales volumes by product	2005	2005	2004
Fin stock	43%	41%	35%
Building sheet	26%	25%	29%
Convertor foil	13%	16%	16%
Other products	18%	18%	20%
Total	100%	100%	100%

Operating distributable cash flow for 2005 reached $52.8 million, an increase of $19.4 million (58%) over the prior year due to improved sales volumes and conversion margins. Gross profit increased by 35% over 2004 to $66.9 million in 2005 as a result of a 19% increase in sales volumes and an 11% increase in conversion margins. Increased sales volumes in 2005 were supported by the completion of the Russellville 72 million pound annual capacity Phase 1 expansion during the third quarter. Increased sales volumes were directed principally to the growing fin stock market. Conversion margins were higher in all product categories compared to the prior year and more than offset the increase in energy costs experienced in 2005. Cash operating and administrative costs of $10.5 million in 2005 included cash income taxes of $1.3 million incurred during Superior's 74-day ownership period in 2005. Cash operating and administrative costs in 2004 included costs associated with the integration of the Russellville and St. Louis plants that were acquired in April 2004.

Growth capital expenditures of $1.9 million were incurred since JWA was acquired by Superior and were related to the completion of the Russellville Phase 1 expansion and initial expenditures on the US$15 million, 42 million pound Phase 2 expansion at Russellville that was announced in Superior's third quarter earnings news release.

OUTLOOK

For 2006, Superior's operating distributable cash flow is expected to benefit from a full year's ownership of JWA as well as from a full year's contribution from the Russellville Phase I expansion that was completed during the third quarter of 2005, and the initial contribution from the US$15 million Phase II expansion at Russellville which is expected to be completed by the end of the third quarter 2006. The Phase II expansion is expected to provide an 11% increase in JWA's annual capacity and will further increase manufacturing flexibility. Increased capacity will be directed principally towards the fin stock market which is growing due to increased aluminum content now required in the manufacture of air-conditioning equipment as a result of recent energy efficiency legislation implemented in the United States. Demand and conversion margins for JWA's other products are expected to be comparable to 2005 levels. JWA expects to be subject to cash income taxes in 2006, at a rate of 15% to 20% of cash generated from operations before changes in net working capital. Maintenance capital expenditures are expected to be in the $6 million to $7 million range.

BUSINESS RISKS

Competition. The market in which JWA operates is highly competitive. JWA competes primarily on the basis of price, product quality, ability to meet customer demands, product selection, efficiency, customer service and technical support. Some of JWA's competitors have greater capital resources, more efficient technologies, or may have lower raw material and energy costs and may be able to sustain longer periods of price competition.

In addition, the end-use markets for certain flat-rolled aluminum products are highly competitive. Aluminum may be substituted with other materials, such as steel, plastic, composite material and glass, for various applications, including in the automotive end-use markets. In the past, customers have demonstrated a willingness to substitute other materials for aluminum. The willingness of customers to accept substitutes for aluminum products could have a material adverse effect on JWA's financial results.

Demand. Certain end-use markets for aluminum rolled products, such as the construction and industrial and transportation markets, experience demand cycles that are correlated to the general economic environment which is outside of JWA's control. A recession or a slowing of the economy in any of the geographic segments in which JWA operates or a decrease in manufacturing activity in industries such as HVAC, automotive, construction and packaging and consumer goods, could have a material adverse effect on JWA's financial results. JWA cannot predict the timing, extent and duration of the economic cycles in the markets in which its customers operate.

Environmental. JWA is subject to a broad range of environmental, health and safety laws and regulations. Such laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination and working conditions for JWA's employees. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites and installation of pollution control facilities, can be significant. Changes in these laws and regulations could result in additional compliance costs which could be significant. In addition, these laws and regulations may also result in substantial environmental liabilities, including liabilities associated with past activities. JWA establishes reserves for potential environmental liabilities where it is appropriate to do so; however, predicting the existence or cost of potential environmental liabilities or remediation costs is difficult, and, as a result, any reserves established could ultimately be inadequate.

Availability of Raw Materials. Prices for the raw materials required by JWA are subject to continuous volatility and may increase from time to time. JWA's sales are made on the basis of a "margin over metal price" and JWA is therefore not directly exposed to fluctuations in primary aluminum prices. However, if primary aluminum prices increase significantly, JWA's working capital requirements would increase and demand for JWA's products could decline as some of JWA's customers could decide to substitute other materials for its products. Changes in availability and pricing of scrap aluminum relative to primary aluminum pricing could have an adverse impact on financial results. In addition, if costs of raw materials other than aluminum increase, JWA may not be able to pass on the entire cost of the increases to its customers or offset fully the effects of these higher raw material costs through productivity improvements. Any one of these factors could have an adverse effect on JWA's financial results.

Energy Supplies. JWA consumes substantial amounts of energy in its production processes. A number of factors could materially adversely affect its energy position including: increases in costs of natural gas; significant increases in costs of supplied electricity or fuel related to transportation; interruptions in energy supply due to equipment failure or other causes; and the inability to extend energy supply contracts upon expiration on economical terms. If energy costs were to rise, or if energy supplies or supply arrangements were disrupted, it could have an adverse effect on JWA's financial results.

Customer Concentration. JWA's ten largest customers accounted for approximately 42% of JWA's total sales and operating revenues in 2005, with the top customer representing approximately 7% of JWA's total sales and operating revenues in 2005. A significant downturn in the business or financial condition of JWA's significant customers could materially affect JWA's results of operations. In addition, if JWA's existing relationships with significant customers materially deteriorate or are terminated in the future and JWA is not successful in replacing business lost from such customers, its results of operations could be adversely affected. The contracts under which JWA supplies its customers are subject to renewal, renegotiation or re-pricing at periodic intervals. A failure to successfully renew, renegotiate or re-price such agreements could result in a reduction or loss in customer purchase volume or revenue, and if JWA is not successful in replacing business lost from such customers, its results of operations could be adversely affected.

Winroc

Winroc generated operating distributable cash flow of $30.2 million in 2005, representing 11% of the Fund's total after giving effect to the ownership of JW Aluminum for all of 2005. This performance represented an increase of $15.8 million (110%) from the $14.4 million of operating distributable cash flow generated in 2004 subsequent to Superior acquiring Winroc on June 11, 2004 for cash consideration of $104.2 million on a debt-free basis. Compared to full prior year period which are presented for comparative purposes, Winroc's operating distributable cash flow increased by 44% ($9.2 million), driven by the expansion of its distribution network into the Ontario market. Condensed operating results for the years 2005 and 2004 (unaudited) are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 19 of this Annual Report for selected historical information for the last five years.

	Years Ended December 31		June 11 – December 31
(millions of dollars)	**2005**	2004	2004
Distribution sales gross profit	**113.4**	79.9	46.9
Direct sales gross profit	**4.4**	4.4	2.6
Gross profit	**117.8**	84.3	49.5
Less: Cash operating, administration and tax costs	**(82.0)**	(56.4)	(32.5)
Cash generated from operations before changes in net working capital	**35.8**	27.9	17.0
Maintenance capital expenditures, net	**(5.6)**	(6.9)	(2.6)
Operating distributable cash flow	**30.2**	21.0	14.4

Distribution sales gross profit reached $113.4 million in 2005, an increase of 42% ($33.5 million) over 2004. Higher sales volumes contributed to improved gross profit as drywall sales, which are an indicator of overall sales volumes, increased by 27%. More than three-quarters of the increase in sales volumes was generated by the expansion into Ontario through the acquisitions of Leon's Insulation Inc. ("Leon's") in April 2005 and Interior Building Supplies ("IBS") in December 2004 with the remaining growth generated by Winroc's operations in the United States and from four new greenfield operations that were opened during the year. Gross margins improved with higher product prices, particularly from operations in the United States and improved purchasing performance from operations acquired in Ontario. Direct sales gross profit generated by Allroc, Winroc's wholesale business, was $4.4 million in 2005 and was comparable to 2004 performance. Cash operating, administration and tax costs were $82.0 million in 2005, an increase of 45% ($25.6 million) over 2004 due principally to the year over year increase in the number of distribution branches from 32 to 38, increased sales volumes, and higher corporate costs incurred to support growth in the business. Cash income taxes incurred in the United States were $2.6 million in 2005, an increase of $2.1 million over 2004 due to increased profitability and a full year of ownership in 2005. Maintenance capital expenditures of $5.6 million in 2005 were moderately lower than 2004 levels as higher expenditures were incurred in early 2004 to support anticipated distribution volume growth. Maintenance capital expenditures in 2006 are anticipated to be in the $6 to $7 million range.

Growth capital expenditures in 2005 were $31.9 million and were comprised principally of the Leon's acquisition. Pursuant to the Leon's acquisition agreement, Winroc may also be obligated to pay up to $5.0 million of additional consideration over the next five years based on Leon's profitability. Any additional consideration paid will be considered growth capital in the period in which the payment is made. Growth capital expenditures of $12.2 million were incurred in December 2004 to acquire IBS. These two acquisitions provide Winroc with five distribution branches and a leading market presence in Ontario, which is the largest regional market in Canada.

Winroc enjoys considerable geographic and customer diversification servicing over 6,900 customers across 38 distribution branches. (See "Distribution Revenues by Region" pie chart). Winroc's 10 largest customers represent approximately 14% of its annual distribution sales. Winroc enjoys a strong position in the distribution markets where it operates, supported by its complete walls and ceilings product line and procurement capabilities. (See "Distribution Revenues by Product" pie chart).

Distribution Revenues by Region – 2005


26% Western US
26% Ontario (IBS & Leon's)
22% Prairies
15% BC
11% Midwest US

Distribution Revenues by Product – 2005


52% Drywall & Components
13% Insulation
12% Steel Framing
11% Ceilings
7% Stucco & Plaster
5% Tools & Fasteners

Sales to commercial builders and contractors are comprised of Winroc's full product line whereas sales to residential builders and contractors are principally comprised of gypsum board and accessories, insulation and plaster products. Demand for walls and ceiling construction products is influenced by overall economic conditions with approximately 50% of sales from servicing residential new construction and remodelling activity and 50% of sales from servicing commercial new construction and remodelling activity. Overall demand has grown steadily over time as new commercial construction demand trends have historically lagged new residential construction, while remodelling expenditures have increased steadily. (See "End-Use Construction Demand Profile" chart).

End-Use Construction Demand Profile


US Non-Residential Construction Footage Put In Place (Millions Sq. Ft.)
US Residential Additions and Alterations (Billions of dollars)
US Housing Starts (Millions)
(% change)
200
175
150
125
100
75
50
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

OUTLOOK

For 2006, Winroc's operating distributable cash flow performance is anticipated to increase modestly as a result of the full year ownership of Leon's and new distribution branches opened during 2005. New residential construction demand is expected to moderate and be offset by increased new commercial construction activity and consistent remodelling demand. Winroc continues to explore opportunities to profitably expand its distribution operations through a combination of opening new greenfield locations and acquisitions.

BUSINESS RISKS

Competition. The North American walls and ceilings construction product business generates estimated annual sales revenues of more than $20 billion. Specialty distributors such as Winroc service the builder/contractor market representing 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards that service the "do-it-yourself" market as well as direct sales to modular home manufacturers. The specialty walls and ceilings distribution business is a local, relationship-based business in which distributors compete on a basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value-added "stock and scatter" job site service. Winroc's multi-location distribution network, strong market position and Allroc purchasing operation, provide it with purchasing scale, product line breadth and knowledge that assists its customers, providing it with a competitive advantage over smaller competitors. The specialty distribution sector is highly fragmented with the top seven competitors representing an estimated 35% of overall North American industry revenues.

Demand, Supply and Pricing. Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/ commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home resales and turnover of occupants in commercial building space. Winroc's sales are moderately seasonal, consistent with new construction and renovation market activity, with approximately 53% of annual revenues generated during the second and third quarters.

Winroc carries a comprehensive product line comprised of approximately 30,000 stock-keeping units. Its six principal product lines (See "Distribution Revenues by Product" pie chart), are sourced from over 100 suppliers. Winroc is not reliant on any one supplier to source product within its principal product lines. Winroc leverages its purchasing capability through its Allroc purchasing division, which provides third-party purchasing services to 12 independent distributors and retailers. Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchase contracts.

The walls and ceilings specialty distribution business is a "margin-based" business where the level of profitability is dependent on the difference earned between selling prices and wholesale product cost, management of operating expenses and working capital. Changes in product costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Employee and Labour Relations. As at December 31, 2005, Winroc had 892 employees of which approximately 67 (8%) are unionized at three locations. Collective bargaining agreements expire between 2007 and 2008, and are renegotiated in the normal course of business.

Health, Safety and Environment. Distribution of walls and ceilings construction products is a physically challenging job. Winroc maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Superior Energy Management ("SEM")

SEM generated operating distributable cash flow of $5.3 million in 2005, representing 2% of the Fund's total after giving effect to the ownership of JWA for all of 2005. Compared to 2004, SEM's operating distributable cash flow decreased by $2.4 million (31%) as the impact of lower margins and higher operating costs were only partially offset by increased natural gas sales volumes. Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied.

Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the years ended December 31, 2005 and 2004 by $4.6 million and $1.9 million respectively as detailed below. (See also Note 3(b) to the Consolidated Financial Statements).

	Years Ended December 31	
	2005	2004
Operating distributable cash flow, previous accounting policy	**$ 0.7**	$ 5.8
Capitalized customer acquisition costs	**7.0**	3.1
Amortization of capitalized costs	**(2.4)**	(1.2)
Operating distributable cash flow, new accounting policy	**$ 5.3**	$ 7.7

Condensed operating results are provided in the following table. See Note 17 to the Consolidated Financial Statements for detailed comparative business segment results and page 19 of this Annual Report for selected historical information for the last four years since its inception.

(millions of dollars except per gigajoule("GJ") amounts)	**2005**		2004	
		¢/GJ		¢/GJ
Gross profit	**14.5**	**39.2**	13.4	47.9
Less: Cash operating, administration and selling costs	**(9.2)**	**(24.9)**	(5.7)	(20.4)
Operating distributable cash flow	**5.3**	**14.3**	7.7	27.5
Natural gas sold (millions of GJs)	**37**		28	

SEM provides fixed price, term natural gas sales to commercial and light industrial consumers in Ontario and Quebec and to residential customers in Ontario. Gross profit reached $14.5 million, an increase of 8% from 2004. Sales volumes increased by 32% to 37 million GJs in 2005 as SEM's focus on growing its residential customer base resulted in the doubling of its customer base from 29,000 at the end of 2004 to 57,000 at the end of 2005. Sales margins decreased 18% to 39.2 cents/GJ in 2005. High natural gas prices, experienced since the fall of 2004, encouraged large volume, commercial/industrial fixed-price customers to purchase their gas on a lower margin, floating-rate basis. This effect, coupled with increased pipeline transportation costs, was only partially offset by increased margins received from the growth in higher margin residential customers. Cash operating, administration and selling costs were $9.2 million in 2005, an increase of $3.5 million (61%) over 2004. Increased customer administration costs and amortization of customer acquisition costs accounted for half of the increase in costs, and were driven by the year over year increase in customers serviced by SEM. The remainder of the expense increase related to costs incurred to strengthen SEM's management team and increased overhead to support SEM's expanded activity level.

SEM invested $7.0 million during 2005 (2004 – $3.1 million) to grow its customer base, resulting in a net increase of 28,500 customers (2004 – 18,000). SEM sells fixed-price natural gas for terms up to five years. At December 31, 2005, the average remaining term of SEM's contracts was 45 months, an increase of 41% over the prior year-end as the majority of SEM's customer contracts entered into during 2005 were for a five year term. SEM's largest customer represented 5% of 2005 gross profits (2004 – 6%). At December 31, 2004, SEM's largest fixed-price natural gas supplier represented 29% (2004 – 44%) of its supply portfolio. At December 31, 2005, approximately 15% SEM's sales volumes were to residential customers (2004 – 8%).

OUTLOOK

SEM plans to continue to grow its fixed-price natural gas business in 2006, with emphasis on growing its residential business in Ontario and commercial business in Quebec. This, combined with the growth in SEM's contracted customer base during 2005, is expected to result in increased operating distributable cash flow in 2006.

BUSINESS RISKS

Fixed Price Offerings. SEM resources its fixed-price term natural gas sales commitments by entering into various forward financial and physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost. SEM transacts with 12 financial and physical natural gas counterparties. The financial condition of each counterparty is evaluated and credit limits established to reduce SEM's exposure to credit risk of non-performance. See "Foreign Currency Hedging" and Note 15(ii) and 15(iv) to the Consolidated Financial Statements for fixed-price natural gas and foreign exchange purchase commitment amounts. A marginally long fixed-price natural gas position is maintained in order that SEM's sales force can market fixed-price offerings to potential customers with a known cost of gas. Unmatched forward natural gas and foreign exchange positions are monitored daily in compliance with SEM's risk management policy.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption of gas as determined by the local natural gas distribution utility ("LDC") that services a particular customer. Depending on several factors including weather and customer attrition, customer natural gas consumption may vary from the volume purchased by SEM. Consumption variances must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which could adversely impact SEM's profitability. To mitigate potential balancing risk, SEM accrues estimated balancing costs on an ongoing basis and actively monitors and manages its balancing positions.

Regulatory Environment. SEM operates in the highly regulated natural gas industry in the provinces of Ontario and Quebec. Changes to existing legislation could impact SEM's operations. As part of the ABC services (Agent, Billing & Collection services), LDCs are mandated to perform certain services on behalf of SEM including invoicing, collection and assuming specific bad debt risks associated with SEM's customers under these types of customer arrangements. In addition, the LDCs perform regulated services that include storage and distribution of the natural gas. If the rules mandating LDCs to provide ABC services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to resource these services directly, potentially adversely impacting its profitability and business risk.

Corporate

Cash corporate administrative costs were $8.7 million in 2005, an increase of $2.8 million over 2004. Approximately one-third of the increase was due to increased costs incurred to expand and strengthen our management capacities at the corporate office. The remainder of the increase was related to inter-divisional allocations of United States income taxes, and increased public company costs.

Cash income taxes of $5.8 million were incurred with respect to operations in the United States (2004 – nil) and have been charged to the business from which the taxable income was derived. In Canada, cash taxes were limited to federal and provincial capital taxes of $3.4 million (2004 – $3.5 million), similar to the prior year levels as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments operating in Canada based on net taxable capital deployed. For 2006, cash taxes in the United States are expected to increase as a result of a full year's ownership of JWA. Canadian cash taxes are anticipated to be consistent with 2005 levels.

Interest expense on Superior's revolving term bank credits and term loans was $22.8 million in 2005, an increase of $7.3 million over 2004, due to higher United States and Canadian dollar floating interest rates as well as increased average debt levels incurred principally to partially finance the acquisition of JWA.

Interest on the Fund's convertible unsecured subordinated debentures (the "Debentures") was $12.9 million in 2005, down $0.7 million from 2004, due to the conversion of $48.4 million 8% Debentures into 2.6 million trust units during 2005 as well as conversions throughout 2004. (See "Cash Flow and Financing Activity"). This was partially offset by interest associated with the issuance of $175.0 million 5.75% Debentures in June 2005 and $75.0 million 5.85% Debentures in October 2005.

Quarterly Financial and Operating Information

Quarterly financial and operating information for 2005 and 2004 are provided in the table below. Superior's overall operating cash flow and working capital funding requirements are modestly seasonal as approximately three-quarters of Superior Propane's operating cash flow is generated during the first and fourth quarters of each year as approximately 50% of its sales are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. The seasonality of Winroc's operating cash flow and working capital funding requirements are modestly complementary to Superior Propane's as new construction and remodelling activity typically peaks during the second and third quarter of each year. ERCO Worldwide, JWA and SEM's operating cash flow and net working capital requirements do not have significant seasonal fluctuations.

Quarterly Financial and Operating Information[1]

(millions of dollars except per trust unit amounts)	2005 Quarters				2004 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Propane sales volumes (millions of litres)	420	277	286	485	438	290	302	514
Chemical sales volumes (thousands of metric tonnes)	225	224	175	164	170	163	161	155
Aluminum sales volumes (millions of pounds)	71.0	–	–	–	–	–	–	–
Natural gas sales volumes (millions of GJs)	9	9	9	9	7	7	7	7
Gross profit	185.5	149.6	137.2	163.8	155.2	130.2	116.0	141.4
Net earnings	21.7	24.0	18.9	41.5	33.5	20.8	21.1	37.0
Per basic trust unit	$ 0.25	$ 0.30	$ 0.24	$ 0.54	$ 0.45	$ 0.28	$ 0.29	$ 0.53
Per diluted trust unit	$ 0.25	$ 0.30	$ 0.24	$ 0.52	$ 0.44	$ 0.27	$ 0.29	$ 0.49
Distributable cash flow	60.0	33.4	29.9	63.7	55.8	36.7	31.4	60.5
Per basic trust unit	$ 0.70	$ 0.42	$ 0.38	$ 0.83	$ 0.74	$ 0.50	$ 0.44	$ 0.86
Per diluted trust unit	$ 0.67	$ 0.42	$ 0.38	$ 0.79	$ 0.70	$ 0.49	$ 0.43	$ 0.77
Net working capital[2]	249.2	96.4	64.3	54.9	97.9	62.9	36.2	(3.8)

(1) Restated to give retroactive effect of change in accounting for natural gas customer acquisition costs. (See Note 3(b) to the Consolidated Financial Statements).

(2) Net working capital reflects amounts as at the quarter-end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Distributions Paid to Unitholders

As detailed in Note 1 to the Consolidated Financial Statements, distributable cash flow reached $187.0 million in 2005 or $2.35 per trust unit as compared to $184.4 million or $2.54 per trust unit in 2004. The Fund increased its regular monthly distribution by 2.5% to $0.205 per trust unit effective with the November 2005 monthly distribution, based on expected sustainable distributable cash flow including accretion from the acquisition of JW Aluminum. For 2005, distributions paid to Unitholders reached $2.41 per trust unit, an increase of 6% over 2004 distributions of $2.28 per trust unit. As detailed in the table on page 38, the Fund paid out 103% and 90% of its distributable cash flow in 2005 and 2004 respectively resulting in $5.0 million of excess distributions being funded from debt in 2005 as compared to undistributed distributable cash flow of $18.4 million in 2004 which was reinvested in the business. The payout ratio exceeded 100% in 2005 principally due to the soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter.

(millions of dollars except per trust unit amounts)	2005		2004	
		Trust Unit		Trust Unit
Distributions paid in the calendar year	**192.0**	**$ 2.41**	179.1	$ 2.465
Less: March "top-up" distribution paid with respect to prior year	**–**	**–**	(13.1)	(0.185)
Distributions paid with respect to current year's distributable cash flow	**192.0**	**$ 2.41**	166.0	$ 2.28
Distributable cash flow (funded from debt) reinvested	**(5.0)**	**(0.06)**	18.4	0.26
Distributable cash flow (Note 1 to the Consolidated Financial Statements)	**187.0**	**$ 2.35**	184.4	$ 2.54
Distribution payout ratio	**103%**		90%	

Capital Resources and Financing Activity

The Fund's distributions to Unitholders are sourced entirely from its equity and Shareholder Note investments in Superior. The Fund's investments are in turn financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $2.0 billion and $341 million, respectively, based on closing prices on December 31, 2005 on the Toronto Stock Exchange.

Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program. Maintenance capital requirements are funded from operating cash flow. Distributions are funded by operating cash flow after deducting amortization of natural gas customer acquisition costs, maintenance capital expenditures and other provisions as deemed appropriate. Capital required to finance Superior's growth is funded by a combination of equity capital, retained distributable cash flow, and debt as appropriate to maintain a strong and flexible financial position to support the efficient execution of its business plans. Superior and the Fund have financed their growth over time consistent with these financing policies as demonstrated by the following table:

(millions of dollars)	2001	2002	2003	2004	2005	Total	
Acquisitions & other capital expenditures							
Superior Propane	2.1	(5.1)	(0.3)	4.2	**27.5**	28.4	
ERCO Worldwide	–	584.5	130.1	5.7	**58.6**	778.9	
JWA	–	–	–	–	**407.3**	407.3	
Winroc	–	–	–	116.4	**31.9**	148.3	
	2.1	579.4	129.8	126.3	**525.3**	1,362.9	
Financed by:							
Total debt [1]	2.1	549.1	(295.3)	(18.3)	**314.0**	551.6	40%
Trust unit capital [2]	–	30.3	413.1	126.2	**216.3**	785.9	58%
Distributable cash flow reinvested (borrowed)	–	–	12.0	18.4	**(5.0)**	25.4	2%
	2.1	579.4	129.8	126.3	**525.3**	1,362.9	100%
Debt leverage:							
Senior Debt/EBITDA [3] [4] [5]	1.7	2.6	2.0	2.2	**2.4**		
Total Debt/EBITDA [1] [4] [5]	2.8	4.2	3.1	2.7	**3.5**		

(1) Total Debt financing includes changes in senior debt, proceeds from the trade accounts receivable sales program, and Debentures issued by the Fund, net of Debentures converted into trust unit capital and notes payable and deferred consideration issued to vendors of businesses acquired.

(2) Trust unit capital financing represents trust unit capital issued directly and through conversion of Debentures and Warrants into trust units.

(3) Senior Debt includes senior debt and proceeds from trade accounts receivable sales programs.

(4) EBITDA is a non-GAAP measure that represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

(5) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

Net working capital funding requirements, excluding acquisitions, increased by $58.7 million in 2005 over 2004 due mainly to the impact of higher wholesale propane costs at Superior Propane and the impact of higher aluminum costs at JWA since its acquisition. (See Note 17 to the Consolidated Financial Statements for comparative net working capital levels by division).

Growth capital expenditures amounted to $525.3 million in 2005 (2004 – $126.3 million) and were comprised of $485.1 million of acquisitions and $40.2 million of other capital expenditures. Details on growth capital expenditures by division are provided in the table on page 38 as well as in the reviews of operating results by division.

For 2005, financing requirements totaled $591.0 million, including increased net working capital requirements of $58.7 million, growth capital expenditures of $525.3 million and $7.0 million of capitalized natural gas customer acquisition costs which were funded by net proceeds received from the issuance of trust units and the exercise of warrants of $167.9 million, net proceeds received from issue of convertible debentures of $239.4 million, additional revolving term debt and term loan borrowings of $169.8 million and $13.9 million of notes payable and deferred consideration issued to vendors of businesses acquired in 2005.

Liquidity

	As at December 31, 2005			
(millions of dollars)	Total Amount	Borrowings	Letters of Credit Issued	Amount Available
Revolving term bank credit facilities	425.0	248.8	22.3	153.9
Accounts receivable sales program	100.0	100.0	-	-

Superior has revolving, three year term, bank credit facilities with nine banks aggregating $425.0 million, an increase of 20% over prior year end levels. The credit facilities are renewable annually. As at December 31, 2005, $153.9 million was available under the credit facilities and is considered to be sufficient to meet Superior's net working capital funding requirements and expected growth capital expenditures. Principal covenants are described in "Contractual Obligations and Other Commitments" on page 40.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2005, proceeds of $100.0 million (2004 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

Superior's secured long-term debt credit ratings are BBB (low) by the Dominion Bond Rating Service with a stable outlook and BBB- by Standard & Poor's (BB+ unsecured) with a stable outlook.

On March 3, 2006, Superior completed a 10 year, $200.0 million 5.50% senior secured debt issue in the Canadian public bond market. Proceed will be used to repay the JW Aluminum bank acquisition credit facility and other revolving bank debt.

Contractual Obligations and Other Commitments

			Payments Due In			
(millions of dollars)	Notes [1]	Total	2006	2007-2008	2009-2010	Thereafter
Revolving term bank credits & term loans	8	624.8	2.0	422.1	17.7	183.0
Convertible Debentures	9	318.1	–	68.2	–	249.9
Operating leases [2]	15 (i)	91.9	22.5	34.9	17.1	17.4
Natural gas, aluminum, propane & electricity purchase commitments	15 (ii)(iii)	1,183.5	347.9	422.5	286.8	126.3
Future employee benefits	10	22.7	4.8	9.6	8.3	–
Total contractual obligations		2,241.0	377.2	957.3	329.9	576.6

(1) Notes to the Consolidated Financial Statements.

(2) Operating lease commitments together with the accounts receivable sales program comprise Superior's off-balance sheet obligations.

Revolving term bank credits and term loans are secured by a general charge over the assets of Superior and certain of its subsidiaries. Debt covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's senior debt (including proceeds raised from the accounts receivable sales program) exceeds three times EBITDA (as previously defined) for the last 12 month period as adjusted for the pro forma impact of acquisitions. At December 31, 2005, this ratio was 2.4 to 1.0 (December 31, 2004 – 2.2 to 1.0).

Debentures are obligations of the Fund and consist of $8.9 million Series 1, 8% Debentures maturing July 31, 2007; $59.3 million Series 2, 8% Debentures due November 1, 2008; $174.9 million Series 1, 5.75% Debentures maturing December 31, 2012 and $75.0 million Series 1, 5.85% Debentures maturing October 31, 2015. The 8% Series 1, 8% Series 2, 5.75% Series 1 and 5.85% Series 1 Debentures are convertible at the option of the holder into trust units at $16.00, $20.00, $36.00 and $31.25 per trust unit, respectively. The Fund may elect to satisfy interest and principal Debenture obligations by the issuance of trust units. Superior has swapped $100 million principal amount of the fixed interest Debenture obligations into a floating interest rate obligation. Including the Fund's Debentures, Superior's total leverage ratio increased from 2.7 times at December 31, 2004 to 3.5 times at December 31, 2005.

After giving effect to the $200.0 million 10-year bond issue on March 3, 2006, approximately two-thirds of Superior's revolving term bank credits and term loans and Debenture obligations were not repayable for at least five years and approximately 50% of Superior's total debt obligations (including accounts receivable sales program) are subject to fixed interest rates.

Operating leases consist of rail cars, premises and other equipment. Rail car leases comprise 31% of total operating lease commitments and are used to transport ERCO Worldwide's finished product to its customer locations and by Superior Propane to transport propane from supply sources to its branch distribution locations.

Natural gas, propane and aluminum fixed-price supply commitments are used to resource similar volume and term fixed-price sales commitments to customers of SEM, Superior Propane and JWA. ERCO Worldwide has entered into fixed-price electricity contracts for a term of up to 12 years representing approximately 28% of its annual power requirements in deregulated jurisdictions.

Superior Propane's pension plans have an unrecorded accrued net benefit asset of $25.9 million (2004 – $27.6 million) and is not included with future employee benefit obligations shown above. (See Note 10 to the Consolidated Financial Statements).

Unitholders' Capital

The weighted average number of trust units outstanding in 2005 increased by 10% to 79.7 million trust units compared to the prior year. The increase resulted from Debenture conversions and the exercise of trust unit warrants in 2004 and 2005, as well as the issuance of 6.2 million trust units in October 2005 to partially finance the acquisition of JWA.

As at December 31, 2005 and 2004, the following trust units, and securities convertible into trust units, were outstanding:

	December 31, 2005		December 31, 2004	
(millions)	Convertible Securities	Trust Units	Convertible Securities	Trust Units
Trust units outstanding		85.5		75.9
Series 1, 8% Debentures (convertible at $16 per trust unit)	$ 8.9	0.6	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	$ 59.3	3.0	$ 102.6	5.1
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	$ 174.9	4.9	–	–
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	$ 75.0	2.4	–	–
Warrants (exercisable @ $20 per trust unit)	2.3	2.3	3.1	3.1
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		98.7		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $46.0 million source of future equity capital. In addition, as at December 31, 2005, there were 1,177,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $22.82 per trust unit (2004 -$20.71 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third-party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at December 31, 2005, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase obligations and ERCO Worldwide had hedged 93%, 55%, and 10% of its estimated US dollar revenue stream for 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 15(iv) to the Consolidated Financial Statements).

(US$ millions)	2006	2007	2008	2009	2010	2011	Total
SEM – US$ forward purchases	148.7	124.7	112.7	107.2	52.9	1.2	547.4
Superior Propane – US$ forward purchases	0.8	–	–	–	–	–	0.8
ERCO – US$ forward sales	(123.1)	(71.0)	(12.6)	–	–	–	(206.7)
Net US$ forward purchases	26.4	53.7	100.1	107.2	52.9	1.2	341.5
SEM – Average US$ forward purchase rate	1.26	1.23	1.22	1.21	1.17	1.14	1.23
Superior Propane – Average US$ forward purchase rate	1.25	–	–	–	–	–	1.25
ERCO – Average US$ forward sales rate	1.27	1.24	1.23	1.21	1.17	1.14	1.26
Net average external US$/Cdn$ exchange rate	1.25	1.23	1.22	1.21	1.17	1.14	1.22

Outlook

In 2006, we anticipate distributable cash flow per trust unit to be comparable to or lower than 2005. Increased distributable cash flow is expected from a full year's contribution from JWA and improved results at Winroc and SEM. Offsetting this are expected lower results at Superior Propane as a result of record warm weather experienced to date in the first quarter, lower results at ERCO Worldwide due to decreasing demand for sodium chlorate from North American bleached pulp producers, and increased borrowing costs. Distributable cash flow per trust unit is expected to improve over time with the return of normal weather and the repositioning of Superior Propane's cost structure, along with a full year's contribution from ERCO's Chile project and stability in North American pulp markets.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2005 to the following changes are provided in the following chart:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Superior Propane				
Change in sales margin	$0.005/litre	3%	$7.3 million	$0.09
Change in sales volume	50 million litres	3%	$6.3 million	$0.07
ERCO Worldwide				
Change in sales price	$10.00/tonne	2%	$7.0 million	$0.08
Change in sales volume	15,000 tonnes	2%	$4.2 million	$0.05
JW Aluminum				
Change in sales margin	$0.01	5%	$2.1 million	$0.03
Change in sales volumes	15 million pounds	4%	$1.9 million	$0.02
Winroc				
Change in sales margin	1% change in average gross margin	4%	$3.5 million	$0.04
Change in sales volume	4% of sales revenues	4%	$2.4 million	$0.03
Superior Energy Management				
Change in sales margin	$0.02/GJ	5%	$0.8 million	$0.01
Change in sales volume	2 million GJ	5%	$0.8 million	$0.01
Corporate				
Change in Cdn$/US$ exchange rate [1]	$0.01	1%	$0.5 million	$0.01
Corporate change in interest rates [2]	0.5%	15%	$2.1 million	$0.03

(1) After giving effect to US$ forward sales contracts. See "Foreign Currency Hedging".

(2) After giving effect to the March 3, 2006 $200.0 million bond issue.

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. (See Notes 8 and 9 to the Consolidated Financial Statements). Demand levels for approximately 50% of Superior Propane's sales and substantially all of ERCO Worldwide's, JWA's and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis".

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to the inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively when necessary.

The Accounting Standards Board has issued new accounting standards related to the presentation and measurement of Financial Instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require:

- All financial instruments be recognized on the balance sheet at their fair value;
- Certain gains and losses on the translation of assets and liabilities will be recorded in other comprehensive income, a new line item on the balance sheet; and
- Certain gains and losses on items designated as hedges will now be recorded through either the statement of earnings or other comprehensive income, depending on the nature of the hedging relationship.

The Fund has not assessed the future impact of these proposals on the financial statements.

Selected Financial Information

	Years Ended December 31		
(millions of dollars except per trust unit amounts)	**2005**	2004 [3]	2003 [1] [3]
Total assets (as at December 31)	**2,327.8**	1,552.1	1,445.1
Total revenues	**2,171.4**	1,552.8	1,234.3
Gross profit	**636.1**	542.8	471.7
Net earnings (loss)	**106.1**	112.4	(18.9)
Per trust unit basic	**$ 1.33**	$ 1.55	$ (0.32)
Per trust unit diluted	**$ 1.32**	$ 1.53	$ (0.32)
Cash generated from operations before changes in working capital	**205.1**	198.8	15.4
Distributable cash flow	**187.0**	184.4	146.5
Per trust unit	**$ 2.35**	$ 2.54	$ 2.47
Cash distributions per trust unit [2]	**$ 2.41**	$ 2.465	$ 2.28
Current and long-term debt (as at December 31)	**624.8**	446.2	317.8

(1) 2003 results include a one-time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. (See Note 16(i) to the Consolidated Financial Statements).

(2) Cash distributions per trust unit paid in fiscal year.

(3) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs. (See Note 3(b) in the Consolidated Financial Statements).

Disclosure Controls and Procedures

Disclosure Controls and Procedures are designed and implemented by, or under the supervision of the issuer's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to ensure that material information relating to the issuer is communicated to them by others in the organizations as it becomes known and is appropriately disclosed as required under the continuous disclosure requirements of securities legislation. In essence, these types of controls are related to the quality and timeliness of financial and non-financial information in securities filings. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at December 31, 2005, by and under the supervision of Superior's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Forward-looking Statements

Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund or Superior. Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Additional information relating to the Fund and Superior, including the 2005 Annual Information Forms are available free of charge on our website at www.superiorplus.com and on the Canadian Securities Administrators' website at www.sedar.com.

Management's Report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"signed"
Geoffrey N. Mackey
President & Chief Executive Officer
Superior Plus Inc.
Calgary, Alberta
February 24, 2006

"signed"
W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer
Superior Plus Inc.

Auditors' Report

TO THE UNITHOLDERS OF SUPERIOR PLUS INCOME FUND:

We have audited the consolidated balance sheets of Superior Plus Income Fund as at December 31, 2005 and 2004 and the consolidated statements of net earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 24, 2006

"signed"
Deloitte & Touche LLP
Chartered Accountants

Consolidated Balance Sheets

As at December 31

(millions of dollars)	2005	2004
ASSETS		(Restated)
CURRENT ASSETS		
Accounts receivable (Note 5)	**336.1**	165.0
Inventories (Note 6)	**193.4**	93.6
	529.5	258.6
Property, plant and equipment (Note 7)	**1,167.6**	741.0
Intangible assets (Note 7)	**89.4**	49.9
Goodwill (Note 7)	**541.3**	502.6
	2,327.8	1,552.1
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**280.3**	160.7
Distributions and interest payable to Unitholders and Debentureholders	**25.0**	17.0
Current portion of term loans (Note 8)	**2.0**	–
	307.3	177.7
Revolving term bank credits and term loans (Note 8)	**622.8**	446.2
Convertible unsecured subordinated debentures (Note 9)	**314.3**	116.0
Future employee benefits (Note 10)	**17.7**	18.6
Future income tax liability (Note 11)	**262.8**	121.7
TOTAL LIABILITIES	**1,524.9**	880.2
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 12)	**1,338.3**	1,122.0
Retained earnings from operations	**368.4**	262.3
Accumulated distributions on trust unit equity	**(903.1)**	(711.1)
Deficit	**(534.7)**	(448.8)
Currency translation account	**(0.7)**	(1.3)
TOTAL UNITHOLDERS' EQUITY	**802.9**	671.9
	2,327.8	1,552.1

(See Notes to the Consolidated Financial Statements)

"signed"
David Smith
Director

"signed"
Peter Valentine
Director

Consolidated Statements of Net Earnings and Deficit

Years Ended December 31 (millions of dollars, except per trust unit amounts)	2005	2004
		(Restated)
REVENUES	**2,171.4**	1,552.8
Cost of products sold	**1,535.3**	1,010.0
Gross profit	**636.1**	542.8
EXPENSES		
Operating and administrative	**382.6**	313.2
Amortization of property, plant and equipment	**115.3**	78.2
Amortization of intangible assets	**6.0**	5.5
Interest on revolving term bank credits and term loans (Note 8)	**22.8**	15.5
Interest on convertible unsecured subordinated debentures	**12.9**	13.6
Amortization of convertible debenture issue costs	**1.7**	1.6
Management internalization costs (Note 16(i))	**1.3**	2.6
Income tax expense (recovery) of Superior (Note 11)	**(12.6)**	0.2
	530.0	430.4
NET EARNINGS	**106.1**	112.4
DEFICIT, BEGINNING OF YEAR	**(448.8)**	(382.1)
Net earnings	**106.1**	112.4
Distributions to Unitholders (Note 12)	**(192.0)**	(179.1)
DEFICIT, END OF YEAR	**(534.7)**	(448.8)
Net earnings per trust unit, basic (Note 13)	**$ 1.33**	$ 1.55
Net earnings per trust unit, diluted (Note 13)	**$ 1.32**	$ 1.53

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flows

Years Ended December 31 (millions of dollars)	2005	2004
		(Restated)
OPERATING ACTIVITIES		
Net earnings	106.1	112.4
Items not affecting cash		
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	123.0	85.3
Amortization of natural gas customer acquisition costs	2.4	1.2
Trust unit incentive plan compensation expense (recovery) (Note 14)	(4.6)	3.2
Future income tax expense of Superior (Note 11)	(21.8)	(3.3)
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	205.1	198.8
Natural gas customer acquisition costs capitalized	(7.0)	(3.1)
Increase in non-cash operating working capital items	(58.7)	(28.1)
Cash flows from operating activities	139.4	167.6
INVESTING ACTIVITIES		
Maintenance capital expenditures, net	(17.0)	(15.8)
Other capital expenditures, net	(40.2)	(6.2)
Acquisitions (Note 4)	(471.2)	(120.1)
Cash flows from investing activities	(528.4)	(142.1)
FINANCING ACTIVITIES		
Revolving term bank credits and term loans	1.6	142.9
Net proceeds from sale of accounts receivable (Note 5)	–	–
Distributions to Unitholders	(192.0)	(179.1)
Receipt of management internalization loans receivable (Note 16(i))	1.3	2.6
Proceeds from exercise of trust unit warrants (Note 12)	16.5	8.1
Net proceeds from issue of 5.75% Series 1 convertible unsecured subordinated debentures	167.6	–
Net proceeds from issue of trust units, to finance JW Aluminum Company ("JWA") acquisition	151.4	–
Net proceeds from issue of 5.85% Series 1 convertible unsecured subordinated debentures, to finance JWA acquisition	71.8	–
JWA acquisition credit facility	170.8	–
Cash flows from financing activities	389.0	(25.5)
Change in Cash	–	–
Cash at Beginning and End of Year	–	–

(See Notes to the Consolidated Financial Statements)

Notes to Consolidated Financial Statements

(Tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

Years Ended December 31	2005	2004
		(See Note 3(b))
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**205.1**	198.8
Plus: Management internalization costs (Note 16(i))	**1.3**	2.6
Less: Maintenance capital expenditures, net	**(17.0)**	(15.8)
Amortization of natural gas customer acquisition costs	**(2.4)**	(1.2)
Distributable cash flow	**187.0**	184.4
Distributable cash flow per trust unit, basic (Note 13)	**$ 2.35**	$ 2.54
Distributable cash flow per trust unit, diluted (Note 13)	**$ 2.27**	$ 2.40

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1,469.2 million unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 12.4% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures"). (See Notes 9 and 12).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to GAAP applied on a consistent basis and include the accounts of the Fund, its wholly-owned subsidiary, Superior and Superior's subsidiaries. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004, except as noted below. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Change in Accounting Policy

Effective January 1, 2005, the Fund retroactively adopted a new accounting policy for Superior Energy Management's natural gas customer acquisition costs. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. Under the new policy, customer acquisition costs are capitalized and amortized on a straight-line basis over the term of the customer contract. This new policy provides improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract. The cumulative effect of the change in policy on the balance sheet as at December 31, 2004 was to increase intangible assets by $3.1 million, increase the future income tax liability by $1.1 million and increase retained earnings from operations by $2.0 million.

For the year ended December 31, 2004, the effect of the new policy on distributable cash flow resulted in an increase of $1.9 million. The effect on net earnings was to reduce operating and administrative costs by $1.9 million and increase future income taxes by $0.7 million, resulting in an increase in net earnings of $1.2 million. The effect on basic and diluted distributable cash flow per trust unit was an increase of $0.03 to $2.54 and $2.40 per trust unit respectively. The effect on basic and diluted net earnings per trust unit was an increase of $0.02 to $1.55 and $1.53 per trust unit respectively.

(c) Business Segments

Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 17).

(d) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of trade accounts receivable involved in the sales and have been included in interest on revolving term bank credits and term loans. The carrying amount is allocated between the assets sold and retained interests based on their relative fair value at the date of the sale which is calculated by discounting expected cash flows at prevailing money market rates.

(e) Inventories

SUPERIOR PROPANE

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

ERCO WORLDWIDE

Inventories are valued at the lesser of cost and net realizable value, the cost of chemical inventories are determined on a first-in, first-out basis. Stores and supply inventories are costed on an average basis. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

JW ALUMINUM

Aluminum inventories are valued at the lesser of cost and net realizable value. Cost is calculated on a first-in, first-out basis.

WINROC

Inventories of building products are valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

(f) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value due to the short-term nature of these instruments. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable and accrued liabilities, distributions and interest payable to Unitholders and Debentureholders approximates the fair value of these financial instruments due to their short-term maturity. The carrying value of revolving term bank credits approximate their fair values due to the floating interest rate nature and short rollover of these debt securities. The carrying value of term loans and Debentures differs from their fair values due to the fixed interest rate nature and long repayment term of these debt securities. (See Notes 8 and 9 for detailed descriptions of debt securities and mark-to-market disclosure).

(g) Property, Plant and Equipment

Property, plant, and equipment is recorded at cost less accumulated amortization. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations.

SUPERIOR PROPANE AND WINROC

Property, plant and equipment assets are amortized over their respective estimated useful lives using the straight-line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies, chassis and other Winroc distribution equipment	7 to 10 years

ERCO WORLDWIDE

Property, plant and equipment assets are amortized on a straight-line basis over estimated useful lives ranging from 3 to 25 years, with the predominant life of plant and equipment being 15 years.

JW ALUMINUM

Property, plant and equipment are amortized on a straight-line basis over estimated useful lives ranging from 5 to 25 years, with the predominant life of plant and equipment being 15 years.

(h) Intangible Assets

ERCO WORLDWIDE

The value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to 10 years. The costs of patents are amortized on a straight line basis over their estimated useful lives, which approximates 10 years.

JW ALUMINUM

The value of patented and unpatented technology is amortized over the estimated useful lives, being 10 years.

DEFERRED FINANCE CHARGES

Superior defers and amortizes the issue costs incurred in conjunction with its long-term credit facilities to interest expense over the term of the credit facility or debt instrument.

CONVERTIBLE DEBENTURE ISSUE COSTS

Superior defers and amortizes Debenture issue costs over the term of the Debentures adjusted for conversions.

(i) Goodwill

The excess of the Fund's cost of investment in Superior's Common Shares and Shareholder Notes over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long-term debt and future income taxes on the dates of acquisition, has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis. The net carrying value of goodwill would be written down if the value were permanently impaired.

(j) Revenue Recognition

SUPERIOR PROPANE

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

ERCO WORLDWIDE

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

JW ALUMINUM AND WINROC

Revenue is recognized when products are delivered to the customer. Revenue is stated net of discounts and rebates granted.

SUPERIOR ENERGY MANAGEMENT

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(k) Rebates – Winroc

Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

(l) Future Employee Benefits

Superior has a number of defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans. (See Note 10).

(m) Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. During 2005 and 2004, the Fund has allocated all of its taxable income to Unitholders, and accordingly, no provision for income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes. (See Note 11).

(n) Foreign Currency Translation

The accounts of the operations of ERCO, JWA and Winroc in the United States and ERCO's operations in Chile are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are converted using the current rate method.

(o) Stock-Based Compensation

Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 14. The TUIP is a Stock Appreciation Right as defined by the Canadian Institute of Chartered Accountants ("CICA"). Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(p) Net Earnings per Trust Unit

Basic net earnings per trust unit is calculated by dividing the net earnings by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the year is calculated using the number of trust units outstanding at the end of each month during the year. Diluted net earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of trust unit warrants. Superior uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options are used to repurchase trust units at the average market price during the period.

(q) Derivative Financial Instruments

Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging

Superior enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging

Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations. (See Note 15(iv)).

Superior has foreign currency denominated assets and liabilities which create an exposure to changes in exchange rates. Superior uses a combination of foreign currency derivatives and US dollar denominated debt to hedge this net exposure.

Electrical Hedging

ERCO uses fixed cost electrical contracts in deregulated electrical markets to help mitigate fluctuations in electricity costs which are the most significant variable productions costs. (See Note 15(iii)).

Commodity Price Hedging

SUPERIOR PROPANE

Superior Propane offers various fixed price propane sales programs to its customers. Customer fixed price volume commitments are resourced with a combination of physical inventory and forward purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

JW ALUMINUM

JWA fixes the price of metal input costs through a combination of physical inventory and forward purchase contracts upon request by its customers. JWA uses fixed price natural gas contracts to mitigate fluctuations in natural gas costs which are a significant variable production cost.

SUPERIOR ENERGY MANAGEMENT

SEM offers fixed price natural gas contracts to its natural gas customers for terms of up to five years. Fixed price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

4. Acquisitions

The following acquisitions were completed by Superior during 2005 and 2004:

On October 19, 2005, Superior acquired the shares of JW Aluminum Holding Company, a leading manufacturer of specialty flat rolled aluminum products in the United States, for consideration of $405.4 million (US $344.2 million).

On June 7, 2005, ERCO acquired a chloralkali/potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc., and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.7 million was paid in cash (net of $5.3 million in cash acquired). Notes payable of $3.0 million bears interest at the prime bank rate and is repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified annual targets. Future payments will be treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill.

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.7 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five-year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On December 7, 2004, Winroc acquired the assets of Interior Building Supplies Company Ltd. ("IBS"), for consideration of $12.2 million.

On June 11, 2004, Superior acquired all of the shares of the Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceiling construction products in North America, for consideration of $104.2 million.

During 2004, Superior Propane acquired the assets of one propane-related business and one fuel oil distribution business, for consideration of $3.7 million.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2005				
	Acquisition of JWA	ERCO's Acquisition of Port Edwards	Winroc's Acquisition of Leon's	Superior Propane's Acquisition of SGL	Total
Cash consideration paid	403.6	21.6	28.2	14.6	468.0
Transaction costs	1.8	0.8	0.5	0.1	3.2
Total cash consideration	405.4	22.4	28.7	14.7	471.2
Notes payable and deferred consideration [1]	–	–	3.0	10.9	13.9
Total consideration	405.4	22.4	31.7	25.6	485.1
Property, plant and equipment	468.9	22.1	3.1	–	494.1
Goodwill	–	–	16.2	22.7	38.9
Intangibles	31.0	–	2.0	1.3	34.3
Working capital, net	71.1	3.2	10.4	1.6	86.3
Future income tax liability	(165.6)	–	–	–	(165.6)
Other liabilities	–	(2.9)	–	–	(2.9)
	405.4	22.4	31.7	25.6	485.1

(1) Notes payable and deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Consolidated Balance Sheets.

	2004			
	Winroc's Acquisition of IBS	Acquisition of Winroc	Superior Propane Acquisitions	Total
Cash consideration paid	11.9	103.2	3.7	118.8
Transaction costs	0.3	1.0	–	1.3
Total cash consideration	12.2	104.2	3.7	120.1
Property, plant and equipment	0.9	18.2	1.4	20.5
Goodwill	6.0	52.5	1.0	59.5
Working capital, net	5.8	37.1	1.3	44.2
Other liabilities	(0.5)	(3.6)	–	(4.1)
	12.2	104.2	3.7	120.1

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sales in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2005, proceeds of $100.0 million (2004 – $100.0 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2005 was $12.9 million (2004 – $13.1 million) and was estimated by discounting expected cash flows at prevailing money market rates.

Cash flows related to this sales program were as follows:

	2005	2004
Net proceeds, beginning	**100.0**	100.0
Proceeds from collections re-invested in revolving period sales	**1,116.0**	1,164.2
Remittances of amounts collected on sales	**(1,116.0)**	(1,164.2)
Net proceeds from accounts receivable sales	**100.0**	100.0

6. Inventories

	2005	2004
Propane	**77.9**	31.2
Propane retailing materials, supplies, appliances and other	**13.2**	15.0
Chemical finished goods and raw materials	**8.9**	7.7
Chemical stores, supplies and other	**9.9**	8.7
Aluminum finished goods, raw materials and other	**47.2**	–
Walls and ceilings construction products	**36.3**	31.0
	193.4	93.6

7. Property, Plant and Equipment, Intangible Assets and Goodwill

	2005			2004		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**28.5**	**–**	**28.5**	26.3	–	26.3
Buildings	**115.5**	**28.5**	**87.0**	103.9	20.6	83.3
ERCO plant and equipment	**662.1**	**168.1**	**494.0**	600.8	87.6	513.2
Superior Propane retailing equipment	**388.1**	**298.0**	**90.1**	392.9	290.1	102.8
JWA plant and equipment	**453.8**	**7.1**	**446.7**	–	–	–
Winroc distribution equipment	**25.8**	**4.5**	**21.3**	17.6	2.2	15.4
Property, plant and equipment	**1,673.8**	**506.2**	**1,167.6**	1,141.5	400.5	741.0
ERCO royalty assets and patents	**49.0**	**14.9**	**34.1**	50.6	10.3	40.3
JWA technology assets	**30.7**	**0.6**	**30.1**	–	–	–
Winroc intangible assets	**2.1**	**0.2**	**1.9**	–	–	–
Superior Propane intangible assets	**2.8**	**1.8**	**1.0**	–	–	–
Natural gas customer acquisition costs	**11.7**	**4.0**	**7.7**	4.6	1.5	3.1
Deferred finance charges	**21.4**	**6.8**	**14.6**	11.3	4.8	6.5
Intangible assets	**117.7**	**28.3**	**89.4**	66.5	16.6	49.9
Goodwill	**633.4**	**92.1**	**541.3**	594.7	92.1	502.6
Total property, plant and equipment, Intangible assets and Goodwill	**2,424.9**	**626.6**	**1,798.3**	1,802.7	509.2	1,293.5

During the year, ERCO determined that it would shut down its chlorate manufacturing facility in Thunder Bay, Ontario during the first quarter of 2006, as a result of high electrical costs. As at December 31, 2005, the remaining net book value of the facility is $5.7 million and will be amortized prior to its closure. During 2005, amortization incurred with respect to this facility was $41.1 million.

In connection with the closure, ERCO has recorded $1.1 million in costs for the year ended December 31, 2005, related to severance. The remainder of the costs associated with the plant closure are expected to be approximately $3.9 million and will be recognized and recorded in the period in which they are incurred.

8. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates [4]	2005	2004
Revolving term bank credits [1]				
Bankers Acceptances ("BA")	2008	Floating BA rate plus applicable credit spread	**137.7**	176.8
LIBOR Loans (US$95.3 million; 2004 – US$58.3 million)	2008	Floating LIBOR rate plus applicable credit spread	**111.1**	70.1
			248.8	246.9
Other Debt				
Notes payable	2009, 2010	Prime	**8.0**	5.0
Deferred consideration	2010	Non-interest bearing	**11.3**	–
Mortgage payable (US$0.9 million; 2004 – US$1.4 million)	2011	7.53%	**1.1**	1.7
			20.4	6.7
Senior Secured Notes				
JWA acquisition credit facility (US$145.0 million) [2]	2007	Floating LIBOR rate plus applicable credit spread	**169.1**	–
Senior secured notes subject to floating interest rates (US$85.0 million; 2004 – US $85.0 million) [3]	2015	Floating LIBOR plus1.7%	**99.1**	102.3
Senior secured notes subject to fixed interest rates (US$75.0 million; 2004 – US $75.0 million) [3]	2013, 2015	6.65%	**87.4**	90.3
			355.6	192.6
Total revolving term bank credits and loans			**624.8**	446.2
Less current maturities			**2.0**	–
Revolving term bank credits and term loans			**622.8**	446.2

(1) During 2005, Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial ERCO (Chile) Limitada, renewed and expanded their secured revolving term bank credit facilities. Superior has revolving term credit capacity of $425.0 million, an increase of $70.0 million from December 31, 2004 levels. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US $145.0 million (Cdn$169.1 million at December 31, 2005) to partially finance the acquisition of JWA. The facility is secured by a general charge over the assets of Superior and certain of its subsidiaries.

(3) Senior Secured Notes (the "Notes") totaling US$160.0 million (Cdn$186.5 million at December 31, 2005) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. The estimated fair value of the Notes at December 31, 2005 was Cdn$183.5 million. In conjunction with the issue of the Notes, Superior swapped US$85.0 million (CDN $99.1 million at December 31, 2005) of the fixed rate obligation into a US dollar floating rate obligation. The estimated fair value of the US$85.0 million interest rate swap at December 31, 2005 was a gain of $0.2 million (2004 – $2.4 million gain).

(4) The fixed interest rate obligation on $100.0 million of the Fund's Debentures (see Note 9) was swapped into a floating-rate obligation. The estimated fair value of this swap agreement at December 31, 2005 was a gain of $2.6 million (2004 – $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	2.0
Due in 2007	171.1
Due in 2008	251.0
Due in 2009	12.6
Due in 2010	5.1
Subsequent to 2010	183.0
Total	624.8

Interest paid on revolving term bank credits and term loans during 2005 amounted to $22.8 million (2004 – $15.5 million) comprised of $26.1 million (2004 – $22.3 million) related to debt, net of payments received of $3.3 million (2004 – $6.8 million) under interest rate swap agreements.

9. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1 and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Fixed distribution rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2003	25.6	208.9			(1.5)	233.0
Conversion of Debentures and amortization of discount during 2004	(11.7)	(106.3)			1.0	(117.0)
Debentures outstanding December 31, 2004	13.9	102.6			(0.5)	116.0
Issuance of 5.75% Series 1 Debentures on June 14, 2005			175.0		(3.1)	171.9
Issuance of 5.85% Series 1 Debentures on October 19, 2005				75.0	(0.6)	74.4
Conversion of Debentures and amortization of discount during 2005	(5.0)	(43.3)	(0.1)	–	0.4	(48.0)
Debentures outstanding December 31, 2005	8.9	59.3	174.9	75.0	(3.8)	314.3
Quoted market value December 31, 2005	13.3	72.4	177.6	77.6		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debenture holders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

10. Future Employee Benefits

Superior Propane and ERCO Worldwide have defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under DB pension plans are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2005 and 2004 in aggregate, is as follows:

	Superior Propane Pension Benefit Plans [1]		ERCO Pension Benefit Plans		Total Other Benefit Plans	
	2005	2004	**2005**	2004	**2005**	2004
Accrued benefit obligation, beginning of year	**52.9**	53.3	**50.2**	44.8	**17.3**	18.9
Current service cost	**0.3**	0.3	**2.2**	2.1	**0.4**	0.2
Past service cost	**–**	–	**–**	–	**–**	–
Interest cost	**3.1**	3.2	**3.0**	3.0	**1.1**	1.0
Benefits paid	**(4.0)**	(3.9)	**(1.9)**	(0.8)	**(1.1)**	(1.1)
Actuarial loss (gain)	**3.7**	–	**3.4**	1.1	**8.2**	(1.7)
Accrued benefit obligation, end of year	**56.0**	52.9	**56.9**	50.2	**25.9**	17.3
Fair value of plan assets, beginning of year	**64.3**	65.5	**39.7**	30.2	**–**	–
Actual return on plan assets	**5.3**	5.3	**3.6**	2.6	**–**	–
Transfers to defined contribution plan	**(2.2)**	(2.6)	**–**	–	**–**	–
Employer contributions	**–**	–	**3.7**	7.7	**1.1**	1.1
Benefits paid	**(4.0)**	(3.9)	**(1.9)**	(0.8)	**(1.1)**	(1.1)
Fair value of plan assets, end of year	**63.4**	64.3	**45.1**	39.7	**–**	–
Funded status – plan surplus (deficit)	**7.4**	11.4	**(11.8)**	(10.5)	**(25.9)**	(17.3)
Unamortized net actuarial loss	**18.8**	16.9	**3.3**	0.7	**10.8**	2.8
Unamortized past service costs	**–**	–	**0.9**	1.2	**–**	–
Unamortized transitional asset	**(0.3)**	(0.7)	**–**	–	**–**	–
Accrued net benefit asset [1]	**25.9**	27.6				
Accrued net benefit obligation			**(7.6)**	(8.6)	**(15.1)**	(14.5)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			**(3.9)**	(3.4)	**(1.1)**	(1.1)
Long-term accrued net benefit obligation (2005: $17.7 million; 2004: $18.6 million)			**(3.7)**	(5.2)	**(14.0)**	(13.4)

(1) None of which is recorded on the balance sheet or income statement.

The accrued net benefit obligation related to the ERCO Worldwide pension benefit plan in 2005 was $7.6 million (2004 – $8.6 million) and an expense of $2.6 million (2004 – $2.7 million) which have been recorded in the consolidated financial statements.

The accrued net benefit obligation related to the total other benefit plans of Superior Propane and ERCO Worldwide in 2005 was $15.1 million (2004 – $14.5 million) and an expense of $1.7 million (2004 – $1.4 million) which have been recorded in the consolidated financial statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2005 was $2.2 million (2004 – $2.6 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. Superior Propane expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2005	2004	**2005**	2004
Discount rate	**5.25%**	6.00%	**5.25%**	6.00%
Expected long-term rate-of-return on plan assets [1]	**7.00%**	7.00%	**–**	–
Rate of compensation increase	**3.25%**	4.00%	**3.25%**	4.00%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued Other Benefit Plan Obligations is 10.0% initially, decreasing gradually to 5.0% in 2010 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $2.6 million and a change to the current service expense of $0.3 million.

The most recent funding valuation dates for Superior's defined benefits plans range from January 1, 2003 to December 31, 2005. The next funding valuation dates are scheduled between January 1, 2006 and December 31, 2008.

The fair value of defined benefit plan assets at December 31, 2005 are comprised of the following major investment categories: Cash and cash equivalents 1% (2004 – 2%); Bonds 46% (2004 – 41%); Equities 53% (2004 – 57%).

11. Income Taxes of Superior

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2005 and 2004, the Fund has allocated all of its taxable income to the Unitholders and accordingly no provision for income taxes was recorded at the Fund level. A provision for income taxes was recognized for the Fund's subsidiaries that are subject to tax, including large corporation tax, provincial capital taxes, United States income tax and United States non-resident withholding tax.

Total income taxes are different than the amount computed by applying the Canadian enacted statutory rate for 2005 of 33.6% (2004 – 33.9%). The reduction in statutory rates reflects previously enacted Federal and Alberta tax rate reductions. The reasons for these differences are as follows:

	2005	2004
		(See Note 3(b))
Net earnings	**106.1**	112.4
Income of the Fund taxed directly in the hands of the Unitholders	**(144.9)**	(121.9)
Income tax expense (recovery) of Superior	**(12.6)**	0.2
Loss of the Fund before taxes and after distribution of income to Unitholders	**(51.4)**	(9.3)
Computed income tax recovery	**(17.3)**	(3.1)
Higher effective foreign tax rates	**1.7**	–
Changes in future federal and provincial income tax rates	**(1.6)**	(0.4)
Federal and provincial capital taxes	**3.4**	3.5
Non-deductible costs and other	**1.2**	0.2
Income tax expense (recovery) of Superior	**(12.6)**	0.2

The components of the future income tax liability as at December 31, 2005 and 2004 are as follows:

	2005	2004
		(See Note 3(b))
Carrying value of tangible assets over tax values	**(284.1)**	(150.8)
Accounting reserves, deductible when paid	**15.8**	14.7
Benefit of tax loss carry forwards	**6.4**	14.0
Other	**(0.9)**	0.4
Future income tax liability	**(262.8)**	(121.7)

Taxes paid during 2005 totaled $9.2 million (2004 – $3.5 million) and were comprised solely of federal large corporation tax, provincial capital tax of $3.4 million (2004 – $3.5 million), United States income tax and United States non-resident withholding tax of $5.8 million (2004 – Nil).

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders' Equity
Unitholders' equity, December 31, 2003 [1]	69.4	611.7
Conversion of Debentures – (8% Series 1 – $11.7 million converted @ $16 per trust unit; and 8% Series 2 – $106.3 million converted @ $20 per unit) (Note 9)	6.0	114.4
Exercise of trust unit options (Note 14)	0.1	–
Exercise of trust unit warrants	0.4	8.1
Trust unit incentive plan compensation expense (Note 14)	–	3.2
Repayment of management internalization loans receivable (Note 16(i))	–	2.6
Currency translation adjustment	–	(1.4)
Net earnings [1]	–	112.4
Distribution to Unitholders	–	(179.1)
Unitholders' equity, December 31, 2004 [1]	75.9	671.9
Conversion of Debentures – (8% Series 1 – $5.0 million converted @ $16 per trust unit 8% Series 2 – $43.3 million converted @ $20 per trust unit, and 5.75% Series 1 – $0.1 million converted @ $36 per trust unit) (Note 9)	2.6	48.0
Exercise of trust unit warrants	0.8	16.5
Trust unit incentive plan compensation recovery (Note 14)	–	(4.6)
Repayment of management internalization loans receivable (Note 16(i))	–	1.3
Trust units issued to finance the JW Aluminum acquisition	6.2	151.4
Option value associated with the issue of 5.75% and 5.85% Series 1 debentures	–	3.7
Currency translation adjustment	–	0.6
Net earnings	–	106.1
Distributions to Unitholders	–	(192.0)
Unitholders' equity, December 31, 2005	**85.5**	**802.9**

(1) See Note 3(b).

Unitholders' capital and deficit as at December 31, 2005 and 2004 consists of the following components:

	2005	2004
		(See Note 3(b))
Unitholders' capital		
Trust unity equity	**1,332.3**	1,114.5
Conversion feature on warrants and convertible debentures	**4.8**	1.6
Contributed surplus	**1.2**	5.9
	1,338.3	1,122.0
Deficit		
Retained earnings from operations	**368.4**	262.3
Accumulated distributions on trust unit equity	**(903.1)**	(711.1)
	(534.7)	(448.8)

At December 31, 2005, the Fund had 2.3 million trust unit warrants outstanding (2004 – 3.1 million), exerciseable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

13. Net Earnings and Distributable Cash Flow per Trust Unit

	2005	2004
Net earnings per trust unit computation, basic		
Net earnings	**106.1**	112.4
Weighted average trust units outstanding	**79.7**	72.7
Net earnings per trust unit, basic	**$1.33**	$1.55
Distributable cash flow per trust unit computation, basic		
Distributable cash flow	**187.0**	184.4
Weighted average trust units outstanding	**79.7**	72.7
Distributable cash flow per trust unit, basic	**$2.35**	$2.54
Net earnings per trust unit computation, diluted		
Net earnings		
Dilutive effect of:	**106.1**	112.4
Debentures	**0.8**	1.7
Net earnings, assuming dilution	**106.9**	114.1
Net earnings, weighted average trust units outstanding	**79.7**	72.7
Dilutive effect of:		
Debentures	**0.6**	1.1
Trust unit options	**0.1**	0.2
Trust unit warrants	**0.8**	0.8
Weighted average trust units outstanding, assuming dilution	**81.2**	74.8
Net earnings per trust unit, diluted	**$1.32**	$1.53
Distributable cash flow per trust unit computation, diluted		
Distributable cash flow	**187.0**	184.4
Dilutive effect of:		
Debentures	**13.1**	14.0
Distributable cash flow, assuming dilution	**200.1**	198.4
Distributable cash flow, weighted average trust units outstanding	**79.7**	72.7
Dilutive effect of:		
Debentures	**7.4**	9.1
Trust unit options	**0.1**	0.2
Trust unit warrants	**0.8**	0.8
Weighted average trust units outstanding, assuming dilution	**88.0**	82.8
Distributable cash flow per trust unit, diluted	**$2.27**	$2.40

Trust unit options and Debentures that were anti-dilutive were excluded from this calculation.

14. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a four-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted subsequent to 2003 were granted for a five-year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2005, a nominal amount of trust units were issued under the TUIP (2004 – 0.1 million trust units).

A summary of the status of the Fund's TUIP as at December 31, 2005 and 2004 and changes during these years is summarized below:

	2005		2004	
	Options (000's)	**Weighted Average Exercise Price**	Options (000's)	Weighted Average Exercise Price
Options outstanding at beginning of year	**960**	**$ 20.71**	1,060	$ 19.60
Granted	**298**	**28.75**	118	26.26
Exercised	**(81)**	**19.56**	(193)	17.92
Forfeited	**–**	**–**	(25)	21.37
Options outstanding at end of year	**1,177**	**$ 22.82**	960	$ 20.71
Options exercisable at end of year	**563**	**$ 21.24**	403	$ 20.09

The following summarizes information about the trust unit options outstanding as at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000's) Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000's) Outstanding	Weighted Average Exercise Price
$17.46 – $21.00	756	2.4	$ 19.72	446	$ 19.65
$22.80 – $28.76	193	3.3	$ 25.14	71	$ 24.82
$29.29 – $32.19	228	4.4	$ 31.18	46	$ 31.18

15. Commitments

(i) Lease commitments for rail cars, premises and other equipment for the next five years and thereafter are as follows:

2006	22.5
2007	19.1
2008	15.8
2009	10.5
2010	6.6
2011 and thereafter	17.4

(ii) Purchase commitments under long-term natural gas, aluminum and propane contracts for the next five years and thereafter are as follows:

	Cdn$ Natural Gas	US$ Natural Gas	US$ Aluminum	US$ Propane
2006	63.3	155.6	44.4	12.6
2007	46.9	127.0	–	–
2008	41.7	116.7	–	–
2009	39.0	107.9	–	–
2010	21.0	52.9	–	–
2011 and thereafter	1.1	0.9	–	–

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

(iii) ERCO Worldwide has entered into fixed-price electricity purchase contracts for a portion of its Alberta power requirements, for up to twelve years at an average cost of $45.00 per megawatt hour. Commitments for the next five years and thereafter are as follows:

2006	22.0
2007	17.7
2008	17.7
2009	17.7
2010	17.7
2011 and thereafter	124.2

(iv) Superior has entered into long-term forward contracts to purchase US dollars in order to hedge US dollar out-flows of SEM net of in-flows of ERCO Worldwide as follows:

	Net US$ Purchases	Conversion Rate
2006	26.4	1.25
2007	53.7	1.23
2008	100.1	1.22
2009	107.2	1.21
2010	52.9	1.17
2011 and thereafter	1.2	1.14

As at December 31, 2005, the net mark-to-market loss on long-term foreign currency forward contracts was $16.3 million (2004 – $8.7 million).

(v) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to December 31, 2005 were $28.9 million (2004 – $1.4 million).

16. Related Party Transactions and Agreements

(i) Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. As part of the internalization transaction, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four-year period in the form of annual retention bonuses of which $1.3 million was repaid in 2005 (2004 – $2.6 million). As at December 31, 2005, the remaining loans receivable of $2.6 million (2004 – $3.9 million) have not been recorded as an asset by Superior, but have been deducted directly from Unitholders' equity, in recognition of the uncertainty of collection over the remaining two years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2005, the aggregate quoted market value of trust units owned under the MTUPP was $4.1 million (2004 – $3.0 million). The aggregate amount of participant loans from a chartered bank was $4.0 million (2004 – $1.9 million), which were supported by guarantees of Superior aggregating $2.6 million (2004 – $1.2 million).

17. Business Segments

Superior operates five distinct business segments: the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2005	Superior Propane	ERCO	JWA [1]	Winroc	SEM	Corporate	Total Consolidated
Revenues	856.2	431.6	112.2	486.6	288.4	(3.6)	2,171.4
Cost of products sold	571.8	224.7	99.7	368.8	273.9	(3.6)	1,535.3
Gross profit	284.4	206.9	12.5	117.8	14.5	–	636.1
Expenses							
Operating and administrative	186.6	101.9	2.2	78.6	9.2	4.1	382.6
Amortization of property, plant and equipment	17.9	87.4	7.3	2.7	–	–	115.3
Amortization of intangible assets	–	5.1	0.6	0.3	–	–	6.0
Interest on revolving term bank credits and term loans	–	–	–	–	–	22.8	22.8
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	12.9	12.9
Amortization of convertible debenture issue costs	–	–	–	–	–	1.7	1.7
Management internalization costs	–	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	28.8	5.1	(0.7)	14.1	1.9	(61.8)	(12.6)
	233.3	199.5	9.4	95.7	11.1	(19.0)	530.0
Net earnings	51.1	7.4	3.1	22.1	3.4	19.0	106.1
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	17.9	92.5	7.9	3.0	–	1.7	123.0
Future income tax expense (recovery)	28.0	1.3	(1.9)	10.7	1.9	(61.8)	(21.8)
Trust unit incentive plan recovery	–	–	–	–	–	(4.6)	(4.6)
Management internalization costs	–	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(2.8)	(8.1)	(0.5)	(5.6)	–	–	(17.0)
Distributable cash flow	94.2	93.1	8.6	30.2	5.3	(44.4)	187.0

(1) JWA was acquired October 19, 2005.

For the year ended December 31, 2004	Superior Propane	ERCO	JWA [1]	Winroc [2]	SEM [3]	Corporate	Total Consolidated
Revenues	720.2	396.0	–	229.0	211.3	(3.7)	1,552.8
Cost of products sold	433.5	202.8	–	179.5	197.9	(3.7)	1,010.0
Gross profit	286.7	193.2	–	49.5	13.4	–	542.8
Expenses							
Operating and administrative	173.9	92.2	–	31.3	5.7	10.1	313.2
Amortization of property, plant and equipment	22.1	53.4	–	2.7	–	–	78.2
Amortization of intangible assets	–	5.5	–	–	–	–	5.5
Interest on revolving term bank credits and term loans	–	–	–	–	–	15.5	15.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	13.6	13.6
Amortization of deferred convertible debenture issue costs	–	–	–	–	–	1.6	1.6
Management internalization costs	–	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	32.6	15.5	–	5.5	2.8	(56.2)	0.2
	228.6	166.6	–	39.5	8.5	(12.8)	430.4
Net earnings	58.1	26.6	–	10.0	4.9	12.8	112.4
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	22.1	58.9	–	2.7	–	1.6	85.3
Future income tax expense (recovery)	31.4	13.4	–	4.3	2.8	(55.2)	(3.3)
Trust unit incentive plan expense	–	–	–	–	–	3.2	3.2
Management internalization costs	–	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(5.6)	(7.6)	–	(2.6)	–	–	(15.8)
Distributable cash flow	106.0	91.3	–	14.4	7.7	(35.0)	184.4

(1) JWA was acquired October 19, 2005.

(2) Winroc was acquired June 11, 2004.

(3) See Note 3(b).

TOTAL ASSETS, NET WORKING CAPITAL, ACQUISITIONS AND OTHER CAPITAL EXPENDITURES

	Superior Propane	ERCO	JWA [1]	Winroc [2]	SEM [3]	Corporate	Total Consolidated
As at December 31, 2005							
Net working capital	101.8	(3.1)	84.9	64.1	(8.3)	9.8	249.2
Total assets	695.2	738.8	622.2	194.8	42.9	33.9	2,327.8
As at December 31, 2004							
Net working capital	61.3	(8.1)	–	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	–	152.9	28.6	12.4	1,552.1
For the year ended December 31, 2005							
Acquisitions	14.7	22.4	405.4	28.7	–	–	471.2
Other capital expenditures, net	1.9	36.2	1.9	0.2	–	–	40.2
For the year ended December 31, 2004							
Acquisitions	3.7	–	–	116.4	–	–	120.1
Other capital expenditures, net	0.5	5.7	–	–	–	–	6.2

(1) JWA was acquired October 19, 2005.

(2) Winroc was acquired June 11, 2004.

(3) See Note 3(b).

GEOGRAPHIC INFORMATION

	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2005	1,670.7	476.7	24.0	2,171.4
Property, plant and equipment as at December 31, 2005	591.8	551.7	24.1	1,167.6
Total assets as at December 31, 2005	1,475.8	814.4	37.6	2,327.8
Revenues for the year ended December 31, 2004	1,271.4	256.3	25.1	1,552.8
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004	1,402.6	149.5	–	1,552.1

18. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus

Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

March 17, 2006

To: The Securities Commissions or similar Regulatory Authorities
in each Province and Territory of Canada

Multilateral Instrument 52-109
Form 52-109F1 - Certification of Annual Filings

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing)* of Superior Plus Income Fund, (the issuer) for the annual period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated: March 17, 2006

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF-CEO-Annual.doc

Superior Plus

W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

March 17, 2006

To: The Securities Commissions or similar Regulatory Authorities
in each Province and Territory of Canada

Multilateral Instrument 52-109
Form 52-109F1 - Certification of Annual Filings

I, W. Mark Schweitzer, Executive Vice-President and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing)* of Superior Plus Income Fund, (the issuer) for the annual period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated: March 17, 2006

"W. Mark Schweitzer"
Executive Vice-President and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF-CEO-Annual.doc

CODE OF BUSINESS CONDUCT AND ETHICS

SUPERIOR PLUS INCOME FUND

- and -

SUPERIOR PLUS INC.

Superior Plus Income Fund (the "Fund") and Superior Plus Inc. (the "Corporation") and their divisions and subsidiaries, including their pension governance bodies (collectively the Fund, the Corporation and their divisions and affiliates are referred to as "Superior Plus") will each adhere to the highest ethical standards in all of their business activities, and all of the Corporation's directors and officers and the employees and consultants of Superior Plus are expected to maintain these standards.

Superior Plus is committed to a culture of honesty, integrity and accountability to the continued success of our businesses and in achieving long-term value and profitable growth for the benefit of all stakeholders of Superior Plus.

Superior Plus and its directors, officers, employees and consultants shall comply with the letter and spirit of all laws, rules and regulations applicable to the activities of Superior Plus. A concern for what is right must underlie all business decisions.

Ignorance of the law is not, in general, a defence should a law be contravened. Moreover, agreements or arrangements need not necessarily be in writing to be contrary to the law since it is possible for a contravention to be inferred from the conduct of the parties. Accordingly, directors, officers, employees and consultants must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of laws governing the affairs of Superior Plus in any jurisdiction where it carries on business.

In view of the ever-increasing complexity of the law affecting business activity, whenever a director, officer, employee or consultant is in doubt about the application or interpretation of any legal requirement, the director, officer, employee or consultant should seek the advice of the President and Chief Executive Officer of the Corporation or, in the case of directors, the Executive Chair of the Board or the Lead Director of the Corporation or in either case if that is not satisfactory, Superior Plus' legal counsel, Macleod Dixon LLP.

1. Superior Plus believes in dealing openly and honestly with its security holders, customers, suppliers, contractors and industry partners.

2. No business operation is considered effective or complete without proper attention to safety, health and the environment.

3. Superior Plus believes that its directors, officers, employees and consultants are a valuable asset to be treated fairly without discrimination by reason of race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status or physical handicap.

4. Directors, officers, employees and consultants shall not use their status with Superior Plus to obtain personal gain from those doing or seeking to do business with Superior Plus.

5. Directors, officers, employees and consultants shall not furnish, on behalf of Superior Plus, material gifts or provide extravagant entertainment to other persons. A gift is considered material if it is of such value that it would appear to be an enrichment for the recipient or that it could be a factor in influencing that person's behaviour. Entertainment will be considered extravagant if it would appear excessive to an objective observer. At times, Superior Plus' suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, you may accept nominal gifts on behalf of Superior Plus. Acceptable gifts or entertainment are limited to entertainment and sporting event tickets, dinners with clients, customers or suppliers. Entertainment or gifts must be moderate and intended only to advance business goals. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult a senior officer of the Corporation for advice in this regard or if you are a director, consult the Executive Chair of the Board.

6. The direct or indirect use of Superior Plus funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires approval of the Chief Executive Officer of the Corporation.

7. All dealings between directors, officers, employees and consultants of Superior Plus and public officials are to be conducted in a manner that will not compromise the integrity or harm the reputation of any public official or Superior Plus.

8. Directors, officers, employees and consultants who become involved in a situation in which their personal interests conflict or might conflict with their duties to Superior Plus must immediately report the situation to their manager or a senior executive officer or, in the case of directors and officers, to the Executive Chairman of the Board, of the Corporation.

9. Directors, officers, employees and consultants have an obligation to promote the best interests of Superior Plus at all times. They should avoid any action which may involve a conflict of interest with Superior Plus. Directors, officers, employees and consultants should not have any undisclosed, unapproved financial or other direct or indirect business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of Superior Plus. Conflicts of interest would also arise if a director, officer, employee or consultant, or a member of his or her family, receives improper personal benefits as a result of his or her position with Superior Plus.

10. Where conflicts of interest arise, directors, officers, employees and consultants must provide full disclosure of the circumstances and not be involved in any related decision making process.

11. Directors, officers, employees and consultants must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of Superior Plus.

12. All directors, officers, employees and consultants are responsible for protecting the assets of Superior Plus and managers are specifically responsible for establishing and maintaining appropriate internal controls to safeguard Superior Plus' assets against loss from unauthorized use or disposition.

13. The books and records of Superior Plus must reflect in reasonable detail all of its business transactions in a timely, fair and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles. All assets and liabilities of Superior Plus must be recorded as necessary to maintain

accountability for them. All business transactions must be properly authorized and transactions must be supported by accurate documentation in reasonable detail and recorded properly.

14. No information may be concealed from the external auditors of Superior Plus, the board of directors of the Corporation or the Audit Committee of the board of directors of the Corporation. In addition, it is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing the financial statements of Superior Plus.

15. Certain of Superior Plus' records, reports, papers, devices, processes, plans, methods and apparatus are considered by Superior Plus to be confidential information, and directors, officers, employees and consultants are prohibited from revealing such matters except as may be allowed under the terms of the Communication and Disclosure Policy and Practices of Superior Plus (the "Disclosure Policy"). Confidential information includes, but is not limited to, technical information, results, observations, analyses, compilations, evaluations, assessments, business or commercial data or plans and investor related data. The term "confidential information" relates to the underlying nature of the information, covering both oral and written information, and is independent of the medium on which the information is stored. It thus covers information stored on paper, various magnetic media, computer, microfiche or any other medium.

16. During the course of employment in the case of employees, the term of the consulting contract with Superior Plus in the case of consultants and during their term as directors or officers in the case of directors and officers of the Corporation and for a period of one year thereafter, directors, officers, employees and consultants shall not use for their own financial gain or disclose for the use of others, confidential information, obtained as a result of their position with Superior Plus.

17. Directors, officers, employees and consultants must strictly adhere to the terms outlined in Superior Plus' Insider Trading Policy to ensure compliance with applicable Canadian securities laws governing trading in securities of Superior Plus while in possession of material non-public information concerning Superior Plus, and tipping or disclosing material non-public information to outsiders and to avoid embarrassment by preventing the appearance of improper trading or tipping.

18. As a publicly traded entity, the Fund has an obligation to comply with the rules relating to disclosure of material and price sensitive information under the relevant Canadian securities legislation and the rules and guidance of the Toronto Stock Exchange.

19. In accordance with Superior Plus' disclosure obligations, all financial communications and reports must contain full, fair, accurate, timely and understandable disclosure and will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence. All directors, officers, employees and consultants who are responsible for the preparation of Superior Plus' public disclosure, or who provide information as part of the process, have a responsibility to ensure that such disclosure is prepared and information is provided honestly, accurately and in compliance with the various Superior Plus disclosure controls and procedures.

20. In accordance with the Disclosure Policy, any director, officer, employee or consultant in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that Superior Plus complies with its timely disclosure obligations.

21. Speculation in business, shares and other securities, land or other ventures of any kind on the basis of confidential information obtained in the course of a director's, officer's, employee's or consultant's duties with Superior Plus is prohibited. This includes but is not limited to shares or securities of any

company which Superior Plus is evaluating or is studying as a possible acquisition or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and Superior Plus.

22. It is the responsibility of every director, officer, employee and consultant to bring to the attention of Superior Plus knowledge of any situation which might adversely affect the reputation of Superior Plus. All directors, officers, employees and consultants are encouraged to report, verbally, or in writing any evidence of improper practice of which they are aware. As used here, the term "improper practice" means any illegal, fraudulent, dishonest, unsafe, negligent or otherwise unethical action by a director, officer, employee or consultant.

23. Superior Plus and the Corporation's directors and officers and the employees of Superior Plus and consultants shall comply with copyright law and any other laws applicable to the use of computer software, hardware and related materials of the Corporation, as well as with any and all contracts entered into by Superior Plus with suppliers or licensers of computer software, hardware and related materials.

24. Any waiver of this Code of Business Conduct and Ethics (the "Code") for directors, officers, employees or consultants may be made only by the board of directors and will be promptly disclosed if required by law, regulation or stock exchange requirement. Any amendment of this Code will be disclosed as required by law.

All directors, officers, employees and consultants are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. All directors, officers, employees and consultants shall report violations of this Code in accordance with the procedures described in Superior Plus' Whistleblower Policy. Violations of this Code will result in Superior Plus taking effective remedial action commensurate with the severity of the violation. This action may include disciplinary measures up to and including termination in the case of a director, employee or officer or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings. If determined appropriate, a matter may be referred to the appropriate authorities.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus
Income Fund

Annual Information Form

(for the fiscal year ended December 31, 2005)

March 8, 2006

TABLE OF CONTENTS

In this Annual Information Form, all dollar figures are in Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Forward-Looking Statements

Certain information included or incorporated by reference herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior"). Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking statements in this Annual Information Form ("AIF") include, but are not limited to, capital expenditures, business strategy and objectives. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In addition to other assumptions identified in this AIF, assumptions have been made regarding, among other things:

- *the ability of Superior to obtain products, raw materials, equipment, services and supplies in a timely manner to carry out its activities;*
- *the ability of Superior to market its products and services successfully to existing and new customers;*
- *the timing and costs of new facility construction and expansion and the ability to secure adequate product transportation;*
- *the timely receipt of required regulatory approvals;*
- *the ability of Superior to obtain financing on acceptable terms; and*
- *currency, exchange and interest rates.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include but are not limited to the risks identified in this AIF under the heading "Risk Factors" and in the Fund's most recent Annual Management's Discussion and Analysis. Any forward-looking statements are made as of the date hereof and, except as required by law, neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures

***Distributable cash flow** of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.*

***Operating distributable cash flow** is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.*

CORPORATE STRUCTURE

Superior Plus Income Fund

Superior Plus Income Fund (the "Fund") is a limited purpose, unincorporated trust established under the laws of the Province of Alberta by a Declaration of Trust made as of August 2, 1996, as amended and restated on October 7, 2003 (the "Declaration of Trust"). On February 26, 2003, the name of the Fund was changed from Superior Propane Income Fund to its current name. On October 7, 2003, the Declaration of Trust was amended and restated in connection with the governance reorganization (the "Governance Reorganization") of the Fund, which included the elimination of individual trustees and the appointment of Computershare Trust Company of Canada as trustee of the Fund ("Computershare" or the "Trustee"). See "General Development of the Company and the Fund".

The head and registered office of the Fund is located at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5.

The Fund's investments in Superior Plus Inc. ("Superior" or the "Company") are comprised of all of the outstanding Class A and B Common Shares ("Common Shares") and unsecured subordinated notes due October 1, 2026 (the "Shareholder Notes") issued pursuant to an amended and restated note indenture between Superior and CIBC Mellon Trust Company of Canada dated October 7, 2003 (the "Note Indenture"). The Fund's investments in Superior are financed by trust unit equity and 8% convertible unsecured subordinated debentures due July 31, 2007 and convertible at $16.00 per trust unit ("Series 1 Debentures"), 8% convertible unsecured subordinated debentures due November 1, 2008 and convertible at $20.00 per trust unit ("Series 2 Debentures"), 5.75% convertible unsecured subordinated debentures due December 31, 2012 and convertible at $36.00 per trust unit (the "5.75% Debentures"), and 5.85% convertible unsecured subordinated debentures due October 31, 2015 and convertible at $31.25 per trust unit (the "5.85% Debentures") collectively, (the "Debentures"). The Fund distributes to holders of trust units of the Fund ("Unitholders"), dividends and/or returns of capital received from its Common Share investment and interest received from its Shareholder Note investment, after payment of Fund expenses and interest payments to the holders of Debentures of the Fund ("Debentureholders").

The Fund does not conduct active business operations, but rather, it distributes to Unitholders the income it receives from Superior, net of expenses and interest payable on the Debentures. Pursuant to the Declaration of Trust, the Fund is generally restricted to owning, investing in and transferring securities of Superior and any other entities, including without limitation, bodies corporate, partnerships or trusts, temporarily holding cash and short-term investments, disposing of the assets of the Fund, including without limitation, any securities of Superior, issuing securities of the Fund, borrowing funds and incurring indebtedness, making distributions and paying costs, fees and expenses of the Fund.

Subject to certain limitations which require the approval of Unitholders or the board of directors of Superior (the "Board"), the Declaration of Trust provides the Trustee with full, absolute and exclusive power, control and authority over the assets and affairs of the Fund and authorizes the Trustee to do all such acts and things as in its sole judgement and discretion are necessary or incidental to carrying out the purposes of the Fund. See "Capital Structure – Trust Units and Declaration of Trust". However, as part of the Governance Reorganization, the Trustee entered into an Amended and Restated Administration Agreement dated October 7, 2003 with Superior, delegating broad power and authority to Superior to effect the actual administration of the duties of the Trustee (the

"Administration Agreement"). The Administration Agreement delegates to Superior, and by implication, its Board, the exclusive authority to manage the operations and affairs of the Fund. In addition, the Administration Agreement provides Superior with a power of attorney to sign documents on behalf of the Fund. As a result, Superior and its Board are responsible for managing the affairs and operations of the Fund pursuant to the Administration Agreement.

Superior

Superior was incorporated under the provisions of *Part I of The Companies Act, 1934* by letters patent dated July 24, 1951, as Superior Propane Limited and was continued under the *Canada Business Corporations Act* on June 30, 1978. The head and registered office of the Company is located at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5.

Superior's articles of incorporation have been amended from time to time since 1951. The most recent material amendments were the name change to "Superior Plus Inc." effective February 26, 2003, to reflect its expanded business operations, the amalgamation of Superior and Albchem Holdings Ltd. ("Albchem") and related entities, effective October 1, 2003, the amendment to increase the number of directors from a minimum of three and maximum of seven to a minimum of seven and a maximum of fifteen to accommodate the appointment of the former trustees of the Fund to Superior's Board in connection with the Governance Reorganization, the amalgamation of Superior and The Winroc Corporation and related entities, effective July 1, 2004 and the amalgamation of Superior and Leon's Insulation Inc., effective July 1, 2005.

Inter-Corporate Relationships

The operations of Superior are comprised of five businesses:

- the propane retailing business operating under the trade name "Superior Propane";
- the specialty chemicals business, operating under the trade name "ERCO Worldwide";
- the specialty flat-rolled aluminum manufacturing business, operating as the JW Aluminum Company ("JW Aluminum" or "JWA");
- the specialty walls and ceilings construction products business, operating under the trade name "Winroc"; and
- the fixed-price natural gas retailing business, operating under the trade name "Superior Energy Management".

The following is a list of the principal and other selected subsidiaries of Superior as of December 31, 2005:

Company	Jurisdiction	Percentage of Voting and Non-Voting Shares Owned, Controlled or Directed by Superior
Superior Plus US Holdings Inc.(1)	Delaware	100%
JW Aluminum Company (2)	Delaware	100%

Notes:
(1) Holds wholly owned subsidiaries through which ERCO Worldwide, JW Aluminum and Winroc conduct operations in the United States.
(2) A wholly owned subsidiary of Superior Plus US Holdings Inc. through which JW Aluminum conducts operations in the United States.

The following diagram presents the simplified structure of the Fund.


Unitholders
Debentureholders
Superior Plus Income Fund
100% Shareholder Notes
100% Common Shares
Superior Plus Inc.
100%
Superior Plus US Holdings Inc.

GENERAL DEVELOPMENT OF THE COMPANY AND THE FUND

Three Year History

The Company's strategy includes adding value to Unitholders by developing and executing sound business strategies in each of its businesses while further expanding and diversifying its business operations over time.

Until 2002, Superior's operations consisted of the distribution of propane and related products and services Canada-wide. See "Superior's Operations – Superior Propane". During 2002, Superior expanded its operations outside the propane retailing business and divisionalized its operations. In 2002, Superior entered the natural gas retailing business through Superior Energy Management and the specialty chemicals business through the acquisition of the business of ERCO Worldwide. See "Superior's Operations – Superior Energy Management" and "Superior's Operations – ERCO Worldwide".

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003, regarding the Superior merger with ICG Propane Inc. ("ICG"), bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger were greater than and offset the effects of the potential lessening of competition.

On May 8, 2003, Superior completed the internalization of its management (the "Internalization"). Previously, the management and administration of Superior and the Fund was conducted by Superior Capital Management Inc. (the "Manager") pursuant to a management agreement and administration and advisory agreement. The Manager made a substantial investment in 1998, when it acquired the rights under these agreements and provided extensive services to Superior pursuant to the terms of these agreements over the five year period leading up to the Internalization. Cash paid to the Manager in consideration for the termination by the Manager of its rights under these agreements, was immediately re-invested for the issuance of 7.0 million trust units and 3.5 million trust unit purchase warrants exercisable at a price of $20.00 per trust unit until May 8, 2008, representing a total value of approximately $138.8 million. In addition, Superior entered into employment agreements with each of the three senior executives formerly employed by the Manager that included long-term retention incentives. In doing so, Superior and the Fund eliminated all further management and administrative fees effective January 1, 2003 and secured the ability to internally manage its business and affairs going forward.

On June 11, 2003, the Fund issued from treasury 4.5 million trust units at $20.90 per trust unit, for net proceeds of $88.9 million. The proceeds of the public offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide.

On August 11, 2003, Superior's ERCO Worldwide business agreed to purchase of all of the outstanding shares of Albchem for an aggregate purchase price of $122.8 million, on a debt free basis. Albchem was the owner and operator of two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as the Far East. The acquisition of Albchem closed on October 1, 2003 and increased ERCO Worldwide's annual sodium chlorate production capacity in North America from 460,000 to 580,000 MT, raising its share of estimated North American production capacity from 23% to 29%.

On August 28, 2003, the Fund issued from treasury 4.85 million trust units at $21.85 per trust unit for net proceeds of $100.2 million. The proceeds of the public offering were used to fund a portion of the Albchem acquisition.

On October 7, 2003, Superior completed the Governance Reorganization, improving the governance structure of the Fund and Superior. The Internalization, by removing the position of the Manager and the rights associated therewith, resulted in certain structural changes to the Fund and Superior. The Governance Reorganization was designed to further modify and improve the governance structure of Superior and the Fund. The main elements of the Governance Reorganization were: i) consolidating the trustees of the Fund into the Board of Superior and appointing Computershare as trustee of the Fund; ii) providing Unitholders with the right to elect all members of the Board of Superior; and iii) delegating a broad range of responsibilities previously performed by the Manager and the trustees of the Fund to Superior and its Board. In addition, certain changes were made to the governing documents of the Fund and Superior to reflect industry developments and legislative changes since the inception of the Fund in 1996.

On October 29, 2003, Superior closed a private placement offering of US $160.0 million senior secured notes, of which US $10 million mature October 29, 2013 (the "Series A Notes") and the remainder on October 29, 2015 (the "Series B Notes"). The Series A Notes have an 8-year average life with equal annual principal repayments commencing October 29, 2009. The Series B Notes have a 10-year average life with equal annual principal repayments commencing October 29, 2011. The Series A and Series B Notes have coupon rates of 6.13% and 6.62%, respectively. The net proceeds of this offering were used to repay the then remaining portion of the bank indebtedness associated with the acquisitions of ERCO Worldwide and Albchem.

On June 11, 2004, Superior purchased all of the outstanding shares of The Winroc Corporation, Winroc Supplies Ltd., Allroc Building Products Ltd. and associated entities ("Winroc") for an aggregate purchase price of $104.2 million, on a debt free basis, further diversifying its operations into the specialty walls and ceilings construction products industry. See " Superior's Operations – Winroc".

On June 14, 2005, the Fund issued $175.0 million aggregate principal amount of 5.75% Debentures for net proceeds of $167.6 million. The proceeds of the public offering were used to reduce indebtedness under Superior's credit facilities, which indebtedness was incurred in connection with four recent business acquisitions and the construction of a sodium chlorate manufacturing plant in Chile.

On October 19, 2005, Superior Plus US Holdings Inc. ("Superior USA"), a wholly owned subsidiary of Superior, completed the acquisition of all of the issued and outstanding shares of JW Aluminum, on a debt free basis, for a purchase price of $405.4 million pursuant to the terms of a stock purchase agreement dated September 29, 2005 (the "Stock Purchase Agreement"). The Stock Purchase Agreement contained customary terms, conditions, representations, warranties and covenants for a transaction of this nature and was subject to receipt of all other necessary approvals which were subsequently obtained or waived. This acquisition further diversified Superior's operations into the specialty flat-rolled aluminum industry. See "Superior's Operations – JW Aluminum". In order to partially finance this acquisition, the Fund issued approximately 6.2 million trust units and $75.0 million aggregate principal amount of 5.85% Debentures on October 19, 2005 for net proceeds of approximately $223.2 million. For further information relating to the acquisition of JW Aluminum see the Business Acquisition Report of Superior dated December 21, 2005 which is incorporated by reference herein and is available on SEDAR at *www.sedar.com*.

On March 3, 2006, Superior completed a 10-year, $200.0 million 5.50% senior secured debt issue in the Canadian public bond market. Proceeds will be used to repay the JW Aluminum bank acquisition credit facility and other revolving bank debt.

CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the securities of the Fund and Superior, including the trust units, special voting rights, Debentures, warrants, Common Shares, preferred shares and Shareholder Notes.

Trust Units and Declaration of Trust

The authorized capital of the Fund includes an unlimited number of trust units which may be issued pursuant to the Declaration of Trust. As at the date hereof, 85,528,700 million trust units are issued and outstanding. The holders of trust units are entitled to vote at all meetings of Unitholders on the basis of one vote per trust unit. Holders of trust units are entitled to elect the directors of Superior and appoint the auditors of the Fund at each annual meeting of the Fund. Each trust unit is transferable and represents an equal fractional undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its Unitholders. All trust units are of the same class with equal rights and privileges. Trust units are not subject to future calls or assessments. The Fund may create and issue additional trust units, rights, warrants, options or other securities to purchase, convert into or exchange into trust units, including without limitation, installment receipts or similar securities, debentures, notes or other evidences of indebtedness from time to time on terms and conditions acceptable to the Board of Superior.

Trust units are redeemable at any time at the option of the holder upon delivery to the Fund of the certificate or certificates representing such trust units accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request, the holder is entitled to receive a price per trust unit (the "Redemption Price") equal to the lesser of: i) 90% of the "market price" of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and ii) the "closing market price" on the principal market on which the trust units are quoted for trading on the date the trust units are surrendered for redemption. For the purposes of the Declaration of Trust "market price" generally means the amount equal to the simple average of closing prices of the trust units on the Toronto Stock Exchange for each of the trading days on which there was a closing price and "closing market price" generally means the closing price of the trust units on the Toronto Stock Exchange if there was a trade on that date.

The aggregate redemption price payable by the Fund in respect of any trust units surrendered for redemption in any calendar month shall be satisfied by way of cash payment on the last day of the following month. Holders of trust units are not entitled to cash on redemption if the total amount payable in the month by the Fund pursuant to redemptions exceeds $100,000, provided that Superior may waive such limitation in respect of a particular month. If the value of redemptions exceeds $100,000 the Fund shall satisfy its obligation to pay the Redemption Price by issuing promissory notes to the Holders which have terms substantially similar to the Shareholder Notes. See "Capital Structure – Shareholder Notes".

Although the redemption right described above is available to Unitholders, the primary mechanism for Unitholders to dispose of their investment in the Fund is the sale of trust units. The promissory notes which may be distributed to Unitholders in connection with a redemption will not be listed on any stock exchange and such promissory notes may be subject to resale restrictions under applicable securities law.

The Declaration of Trust restricts the Trustee from implementing any of the following fundamental changes without first obtaining approval of 66 2/3% of the Unitholders that vote on a resolution approving such action: i) a sale of all or substantially all of the assets of the Fund or Superior (other than an internal reorganization), ii) an amalgamation or arrangement involving Superior (other than an internal reorganization), iii) material amendments to the Shareholder Notes or note indentures or other documents governing the Shareholder Notes, iv) material amendments to the articles of Superior to change the authorized share capital or amend the rights of any class of Superior's shares which may be prejudicial to the Fund, v) authorizing the trustee under the Note Indenture to take any steps or actions with respect to an event of default under any Shareholder Notes, or vi) terminating the Administration Agreement prior to its expiry. In addition, the Trustee cannot appoint, elect or remove, as the case may be, the directors or auditors of Superior without the approval of a majority of Unitholders that vote on a resolution approving such action. Finally, the Trustee cannot, without the approval of the Board of Superior: i) sell or transfer securities of the Fund, including Common Shares and Shareholder Notes; ii) amend or alter the Shareholder Notes or the Note Indentures governing the

Shareholder Notes; iii) issue any securities of the Fund; iv) acquire or invest in securities of other entities, including bodies corporate, partnerships or trusts; v) borrow funds or incur other indebtedness; vi) amend the articles of Superior; or vii) dispose of any of the assets of the Fund.

The Declaration of Trust provides that at no time may more than one half of the outstanding trust units be held by non-residents of Canada ("non-residents") within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") nor shall the Fund be maintained primarily for the benefit of non-residents. The Fund takes certain steps annually to estimate its level of foreign ownership. The Fund's current foreign ownership levels are estimated to be significantly lower than 49%. Should Superior become aware that the beneficial owners of 49% or more of the trust units are non-residents or that such a situation is imminent and the Board determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, or that it is otherwise in the interest of the Fund, Superior may require the Trustee to refuse to accept a subscription for trust units or register a transfer of trust units unless the person to receive such trust units provides a declaration that they are not a non-resident or take such other action as the Board determines is appropriate in the circumstances. If Superior determines that a majority of trust units are beneficially owned by non-residents and the Board determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a mutual fund trust under the Tax Act, or that it is otherwise in the interest of the Fund, Superior may require the Trustee to send a notice to registered holders of trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration (or in such other manner as Superior may consider equitable and practicable), requiring them to sell their trust units or a portion thereof within a period of not less than 60 days. If such Unitholders do not sell the indicated trust units the Company may require the Trustee, on behalf of such registered holder(s) to sell such trust units, and in the interim, suspend the voting and distribution rights attached to such trust units. Non-residents are not entitled to vote on any resolution to amend this section of the Declaration of Trust.

The Declaration of Trust also provides that if an offer is made for trust units which is a take-over bid for trust units within the meaning of the *Securities Act* (Alberta) and not less than 90% of the trust units (other than trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the trust units held by the holders of trust units who did not accept the offer on the terms offered by the offeror.

The Declaration of Trust also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the Trustee of the Fund and the form of trust unit certificates. The Declaration of Trust provides that no Unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

Debentures

The Fund has four separate series of Debentures issued pursuant to a trust indenture between the Fund and Computershare, as trustee (the "Debenture Trustee") dated March 7, 2001, which was amended by a supplemental indenture dated December 17, 2002 (collectively, the "First Indenture") and pursuant to a trust indenture between the Fund and the Debenture Trustee dated June 14, 2005 which was amended by a supplemental indenture dated October 19, 2005 (collectively, the "Second Indenture"). The Series 1 Debentures and Series 2 Debentures were issued pursuant to the First

Indenture and the 5.75% Debentures and the 5.85% Debentures were issued pursuant to the Second Indenture. The First Indenture and the Second Indenture are collectively referred to herein as the "Indentures". The Fund can issue additional Debentures under the Indentures from time to time.

Series 1 Debentures

Currently there are approximately $8.1 million aggregate principal amount of Series 1 Debentures issued and outstanding. The Series 1 Debentures are fully registered, issuable in denominations of $1,000 principal amount and bear interest at a rate of 8% per annum, which is payable semi-annually in arrears on January 31 and July 31 in each year. The Series 1 Debentures mature on July 31, 2007. The Series 1 Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on July 31, 2007 and the business day immediately prior to a date specified by the Fund for redemption of the Series 1 Debentures at a conversion price of $16.00 per trust unit.

After February 1, 2006, the Series 1 Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

Series 2 Debentures

Currently there are approximately $59.0 million aggregate principal amount of Series 2 Debentures issued and outstanding. The Series 2 Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 8% per annum, which is payable semi-annually in arrears on May 1 and November 1 in each year. The Series 2 Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on November 1, 2008 and the business day immediately prior to a date specified by the Fund for redemption of the Series 2 Debentures at a conversion price of $20.00 per trust unit.

The Series 2 Debentures are redeemable prior to February 1, 2007 in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after November 1, 2007, the Series 2 Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

5.75% Debentures

Currently there are approximately $174.9 million aggregate principal amount of 5.75% Debentures issued and outstanding. The 5.75% Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 5.75% per annum, which is payable semi-annually in arrears on June 30 and December 31 of each year. The 5.75% Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on December 31, 2012 and the business day immediately prior to a date specified by the Fund for redemption of the 5.75% Debentures at a conversion price of $36.00 per trust unit.

The 5.75% Debentures are not redeemable by the Fund before July 1, 2008. On or after July 1, 2008 and prior to July 1, 2010, the 5.75% Debentures are redeemable in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after July 1,

2010, the 5.75% Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

5.85% Debentures

Currently there are approximately $75.0 million aggregate principal amount of 5.85% Debentures issued and outstanding. The 5.85% Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 5.85% per annum, which is payable semi-annually in arrears on April 30 and October 31 of each year. The 5.85% Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on October 31, 2015 and the business day immediately prior to a date specified by the Fund for redemption of the 5.85% Debentures at a conversion price of $31.25 per trust unit.

The 5.85% Debentures are not redeemable by the Fund on or before October 31, 2008. On or after November 1, 2008 and on or before October 31, 2010, the 5.85% Debentures are redeemable in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after November 1, 2010, the 5.85% Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

General Terms

Each series of Debentures has the following general terms:

The Fund will, on redemption or maturity of the Debentures, repay the indebtedness represented by the Debentures by paying the Debenture Trustee an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Fund has the option, on not more than 60 and not less than 30 days prior notice and subject to regulatory approval, to satisfy its obligation to repay the principal amount and/or accrued interest thereon of the Debentures which are to be redeemed or have matured, by issuing trust units to holders thereof. The number of trust units to be issued will be determined by dividing the aggregate principal amount to be redeemed or which have matured by 95% of the current market price of the particular series of Debentures on the date fixed for redemption or maturity, as the case may be.

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Fund. "Senior Indebtedness" in this context generally means the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Fund, other than indebtedness evidenced by the Debentures and all other existing or future indebtedness or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to the Debentures.

The Indentures provide that an event of default ("Event of Default") in respect of Debentures issued under a particular Indenture, will occur if any one or more of the following described events has occurred and is continuing with respect to such Debentures: (i) failure for 15 days to pay interest on such Debentures when due; (ii) failure to pay principal or premium, if any, on such Debentures, whether at maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon request of holders of not less than 25% in principal amount of such Debentures, declare the principal of and interest on all outstanding Debentures issued under that Indenture, to be immediately due and payable.

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66 2/3% or more of the trust units of the Fund (a "Change of Control"), each Debentureholder may require the Fund to purchase, on the date which is 30 days following the giving of notice of the Change of Control (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date. If 90% or more in aggregate principal amount of the Debentures issued and outstanding under a particular Indenture on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Fund will have the right to redeem all the remaining Debentures issued under such Indenture on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee, to the holders of the Debentures not tendered for purchase.

The Indentures provide that if an offer is made for Debentures issued under a particular Indenture, which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of such Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire such Debentures held by the holders of such Debentures who did not accept the offer on the terms offered by the offeror.

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indentures may be modified in accordance with the terms of the Indentures. For that purpose, among others, the Indentures contain certain provisions which make binding on all Debentureholders resolutions passed at meetings of holders of Debentures issued under a particular Indenture by the holders of not less than 66 2/3% of the principal amount of the Debentures issued under such Indenture which are voted at the meeting, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures issued under that Indenture. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series issued under that Indenture.

The First Indenture provides that if the Debenture Trustee becomes aware that the beneficial owners of 49% of the trust units then outstanding are or may be non-residents, it can make a public announcement thereof and shall not register a transfer of Debentures issued under the First Indenture to a person unless the person provides a declaration that they are not a non-resident. If the Debenture Trustee determines that a majority of the trust units are held by non-residents, the Debenture Trustee may send a notice to non-resident Debentureholders chosen in inverse order to the order of acquisition or registration or in such other manner the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days and if such Debentureholders do not comply within the specified time period, the Debenture Trustee may sell such Debentures and in the interim shall suspend the rights attached to such Debentures.

The Second Indenture provides that if Superior becomes aware that the beneficial owners of 49% of the Debentures issued under that Indenture then outstanding are or may be non-residents and the Board determines that such steps are required in order for the Fund to maintain its status as a mutual fund trust under the Trust Act, or is otherwise in the interest of the Fund, Superior may require the Debenture Trustee to refuse to: i) issue or register a transfer of Debentures issued under the Second Indenture to a person unless the person provides a declaration that the Debentures to be issued or transferred are not beneficially owned by a non-resident; and ii) send a notice to registered holders of Debentures issued under the Second Indenture which are beneficially owned by non-residents chosen in inverse order to the order of acquisition or registration or in such other manner Superior may consider equitable and practicable, requiring them to sell such Debentures or a portion thereof within a specified period of not less than 60 days. If such Debentureholders do not comply within the specified time period, Superior may require the Debenture Trustee to sell such Debentures and in the interim suspend the rights attached to such Debentures.

Special Voting Rights

The Declaration of Trust provides that the Fund is authorized to issue an unlimited number of special voting rights ("Special Voting Rights") in connection with or in relation to an issuance of securities that carry a right to convert or exchange into trust units of the Fund for no additional consideration ("Exchangeable Securities"). The Special Voting Rights shall not be entitled to any interest or share in the distributions or net assets of the Fund. Special Voting Rights may be issued in series and shall only be issued in connection with Exchangeable Securities on such terms as may be determined by the Board of Superior. Each Special Voting Right entitles the holder thereof to the number of votes at meetings of Unitholders equal to the number of trust units into which the associated Exchangeable Securities are exchangeable or convertible. Holders of Special Voting Rights are not entitled to distributions of the Fund and do not have any beneficial interest in the assets of the Fund on termination or winding up of the Fund. There are no Special Voting Rights outstanding.

Warrants

The Fund entered into a warrant indenture with CIBC Mellon Trust Company dated May 8, 2003 (the "Warrant Indenture") in connection with the Internalization. Pursuant to the terms of the Warrant Indenture, the Fund issued 3.5 million trust unit purchase warrants (the "Warrants") and, as of the date hereof, there are 2.3 million Warrants issued and outstanding. Each Warrant entitles the holder thereof to acquire one trust unit upon exercise thereof and payment of $20.00 (the "Exercise Price"), subject to adjustment as contemplated below, for a period of five years from the date of issuance. The Warrants are not listed on any stock exchange. Holders of Warrants do not have any rights as Unitholders of the Fund, including the right to vote at meetings of Unitholders of the Fund or receive distributions of the Fund. The Warrant Indenture contains customary anti-dilution provisions which will provide adjustments to the number of trust units issuable upon exercise of the Warrants and the Exercise Price in certain circumstances, including where the Fund has made certain changes to its issued capital.

Common Shares and Preferred Shares of Superior

Superior is authorized to issue an unlimited number of Class A Common Shares and Class B Common Shares and an unlimited number of preferred shares. Currently there are 22.9 million Class

A Shares and 22.9 million Class B Shares issued and outstanding, which are all held by the Fund. There are no preferred shares outstanding.

The holders of Common Shares are entitled to vote at meetings of shareholders of Superior on the basis of one vote per Common Share and are entitled to such dividends as the directors of Superior in their sole discretion may determine from time to time. In addition, the holders of Common Shares are entitled to receive the remaining property of Superior on liquidation or winding up on a pro rata basis.

Shareholder Notes

Superior is also authorized to issue an unlimited amount of Shareholder Notes pursuant to the Note Indenture. Currently there is approximately $1.469 billion aggregate principal amount of Shareholder Notes issued and outstanding, all registered in the name of the Fund. The Shareholder Notes bear interest at a weighted average rate of 12.4% and mature on October 1, 2026. Each holder of Shareholder Notes is entitled to one vote with respect to each $25 principal amount of Shareholder Notes held by them at meetings of holders of Shareholder Notes. The Shareholder Notes may be resold, distributed or transferred by the holder at any time prior to maturity date, subject to the approval of the Board. Depending on certain conditions and assuming Superior is not in default under the Note Indenture, Superior may elect to satisfy its obligation to repay the principal amount of the Shareholder Notes on maturity by the issue and delivery of Common Shares having a fair market value (as reasonably determined by the Board) equal to the aggregate outstanding principal amount of the Shareholder Notes. Payment of the principal of and interest on the Shareholder Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on and all other amounts owing in respect of all senior indebtedness of Superior. Senior indebtedness in this context means all indebtedness and liabilities of Superior which, by the terms of the instrument creating or evidencing the same, are expressed to rank in right of payment in priority to the indebtedness evidenced by the Shareholder Notes.

Ratings

Credit Ratings

Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold securities. Disruptions in the banking and capital markets not specifically related to Superior may affect Superior's ability to access these funding sources or cause an increase in the return required by investors. Credit rating agencies consider quantitative and qualitative factors when assigning a rating to an individual company. Credit ratings should be evaluated independently and are subject to revision or withdrawal at any time by the assigning rating agency. Superior's credit ratings at the date hereof were as follows:

	Dominion Bond Rating Service Limited ("DBRS")	Standard & Poor's
Senior secured credit rating	BBB (low) \ Stable outlook	BBB – \ Stable outlook
Senior unsecured credit rating	N/A	BB+ \ Stable outlook

Stability Rating

The stability rating on the Fund's trust units assigned by DBRS is currently STA-3 (middle). DBRS's stability ratings are designed to measure the volatility and sustainability of distributions per trust unit, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest possible. Each rating category is refined into further subcategories of high, middle, and low. Stability ratings are not directly related to debt ratings, as stability and sustainability are only two factors in a debt rating. DBRS's stability rating encompasses seven main factors: operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance and growth. DBRS stability ratings do not take such factors as pricing or stock market risk into consideration. A stability rating is not a recommendation to buy, sell or hold trust units and may be subject to revision or withdrawal at any time by the rating organization.

DIVIDENDS/CASH DISTRIBUTIONS

Dividend Policy of Superior

The Board adopted a policy to distribute monthly, by way of dividends or a return of capital on its Common Shares, substantially all of Superior's sustainable cash remaining after interest obligations on the Shareholder Notes and other expense obligations, subject to applicable law and to Superior retaining such reasonable working capital and capital expenditure reserves as may be considered appropriate by the Board.

Cash Distributions of the Fund

The Fund distributes to Unitholders on a monthly basis, the amount of cash equal to the total interest income earned on the Shareholder Notes and dividends or returns of capital received on the Common Shares of Superior less interest payments on the Debentures and any expenses or liabilities incurred by the Fund or amounts which may be paid in connection with any cash redemption of trust units. The Fund's policy is to distribute substantially all of its sustainable distributable cash flow to Unitholders.

Superior's senior secured debt covenants include a restriction which would prohibit all distributions to the Fund if Superior's senior indebtedness (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last twelve month period as adjusted for the pro forma effect of acquisitions and divestitures. As at December 31, 2005, this ratio was 2.4 to 1.0.

On March 8, 2006, the Fund announced that its cash distribution for the month of March 2006, payable on April 13, 2006, would be reduced to $0.185 per trust unit or $2.22 on an annualized basis.

The following table sets forth the amount of cash distributions the Fund has paid on the trust units for the three most recently completed financial years.

Record Date	Payment Date	Distribution Per Trust Unit	Annual Distribution Tax Year
Dec 31, 2005	Jan 13, 2006	0.205	**2005: $2.41**
Nov 30, 2005	Dec 15, 2005	0.205	
Oct 31, 2005	Nov 15, 2005	0.20	
Sep 30, 2005	Oct 14, 2005	0.20	
Aug 31, 2005	Sep 15, 2005	0.20	
Jul 31, 2005	Aug 15, 2005	0.20	
Jun 30, 2005	Jul 15, 2005	0.20	
May 31, 2005	Jun 15, 2005	0.20	
Apr 30, 2005	May 13, 2005	0.20	
Mar 31, 2005	Apr 15, 2005	0.20	
Feb 28, 2005	Mar 15, 2005	0.20	
Jan 31, 2005	Feb 15, 2005	0.20	

Dec 31, 2004	Jan 14, 2005	0.20	**2004: $2.465**
Nov 30, 2004	Dec 15, 2004	0.20	
Oct 31, 2004	Nov 15, 2004	0.20	
Sep 30, 2004	Oct 15, 2004	0.20	
Aug 31, 2004	Sep 15, 2004	0.20	
Jul 31, 2004	Aug 13, 2004	0.19	
Jun 30, 2004	Jul 15, 2004	0.185	
May 31, 2004	Jun 15, 2004	0.185	
Apr 30, 2004	May 14, 2004	0.185	
Mar 31, 2004	Apr 15, 2004	0.37	
Feb 29, 2004	Mar 15, 2004	0.175	
Jan 31, 2004	Feb 13, 2004	0.175	
Dec 31, 2003	Jan 15, 2004	0.175	**2003: $2.28**
Nov 30, 2003	Dec 15, 2003	0.175	
Oct 31, 2003	Nov 14, 2003	0.175	
Sep 30, 2003	Oct 15, 2003	0.175	
Aug 31, 2003	Sep 15, 2003	0.175	
Jul 31, 2003	Aug 15, 2003	0.175	
Jun 30, 2003	Jul 15, 2003	0.175	
May 31, 2003	Jun 13, 2003	0.175	
Apr 30, 2003	May 15, 2003	0.16	
Mar 31, 2003	Apr 15, 2003	0.40	
Feb 28, 2003	Mar 14, 2003	0.16	
Jan 31, 2003	Feb 14, 2003	0.16	

Taxation

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to Unitholders.

SUPERIOR'S OPERATIONS

Superior strives to generate stable distributable cash flow, growing over time. To achieve this result, Superior has pursued a strategy of diversifying across businesses that have the following characteristics:

- Mature business
- Strong competitive position
- Low operating risk profile
- Stable cash flow
- Predictable and low maintenance capital requirements
- Experienced management capabilities
- Visible value growth potential

Superior, through its businesses, is engaged in the distribution and retail marketing of propane and propane consuming equipment and related services; the production and sale of specialty chemicals and related technology; the manufacture of specialty flat-rolled aluminum products; the distribution of specialty building products to the walls and ceilings construction industry; and the retail marketing of natural gas.

Superior's corporate office provides strategic management, management of the overall financial position, governance of the company and oversight of its businesses. Business oversight includes strategic planning, development of business plans and related performance management, including leadership team succession. The corporate office is comprised of 14 employees including executive management, corporate development, treasury, tax, financial reporting, business compliance and oversight, investor relations and corporate secretarial functions.

The corporate office provides a consistent approach to overall strategy and performance measurement across Superior's businesses. Since operational management is key, there is an experienced and strong management team in place at each business. Management at this level is compensated to maintain and grow the distributable cash flow generated by their business over time.

Superior's operations are composed of five different businesses. The graph below details the composition of the Fund's operating distributable cash flow by business for the 12 month period ended December 31, 2005 after giving effect to the acquisition of JW Aluminum as if it had been acquired on January 1, 2005:


11%
2%
35%
17%
35%

35% Superior Propane:
a propane retailer

35% ERCO Worldwide:
a provider of specialty chemicals and related technology

17% JW Aluminum:
a manufacturer of specialty flat-rolled aluminum products

11% Winroc:
a distributor of specialty construction products to the walls and ceilings construction industry

2% Superior Energy Management:
a natural gas retailer

Superior Propane

Superior Propane, head-quartered in Calgary, Alberta, began operations in 1951. It is engaged primarily in the distribution and retail sales of propane, refined fuels, propane consuming appliances and related services in Canada. In addition, it provides value-added natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada.

Product

Propane is extracted from natural gas during production and processing and from crude oil during the refining process. Propane is colourless and odourless; therefore, an odorant is added to facilitate its detection.

Propane, like natural gas, is a non-toxic clean burning and efficient energy source but unlike natural gas can be compressed at low pressures into liquid form. As a liquid, propane is easily transported by truck or rail and can be stored in propane tanks and cylinders. When the pressure is reduced, the liquid propane becomes a gas which is ignited and burned to create energy for many different uses.

Competitive Conditions

Superior Propane through its 1,655 employees and 209 operating locations, serves customers from coast to coast across Canada. Superior Propane is Canada's largest national retailer with an estimated 50% of the total estimated propane retail market. Superior Propane competes in a highly fragmented industry with approximately 200 local and regional propane retailers across Canada. Propane distribution is a local, relationship based business in which Superior Propane competes for market share based on price and level of service.

The retail propane industry in Canada is mature, representing less than 2% of Canada's total energy consumption. Propane competes with other energy sources such as natural gas, fuel oil, electricity and wood for traditional uses, and gasoline and other alternative fuels for transportation uses. In Canada, the cheapest source of heating fuel is predominately natural gas. Where natural gas is available, propane can be used as a portable fuel and a standby fuel for peak period requirements in industrial applications. In areas where natural gas is not available, propane is an alternative due to its portability. Propane is generally less expensive than electricity but more expensive than fuel oil on a heat content basis depending upon regional market conditions. However, the cleanliness, versatility and operating efficiencies of propane make it competitive with fuel oil for heating purposes.

Business Operations

Superior Propane operates in seven geographical market regions, which are managed by general managers. The general managers have direct responsibility for several market and satellite operations, customers, administration and the overall profitability of their geographic business units. Superior Propane's 43 larger market centres, are typically located in a rural, industrial or commercial setting on two to five acre parcels of land with propane storage tanks, a cylinder dock, surplus land to store a working supply of customer tanks and cylinders, truck parking, warehouse space for rental equipment, appliance, materials and supplies inventories, an office and an appliance show room. These market locations are supplemented by 166 satellite and storage yards.

These satellite and storage yards are strategically located close to customers to minimize distribution costs and enhance security of supply, particularly during peak winter demand periods when road conditions may be poor and can interrupt efficient distribution. The operating area is generally limited to a radius of 80 to 150 kilometres around branch or satellite locations, depending on the nature of the customer base and local road infrastructure. Under Superior Propane's business structure, each market maintains a local presence through a market office. Teams are responsible for managing their local business and pursuing local opportunities. The market centres are supported by two call centres in Dartmouth, Nova Scotia and Laval, Quebec, which operate 24 hours a day, 7 days a week. The call centres are equipped to assist customers with general inquiries, fuel orders, billing inquiries, service requests and credit and collection issues. The market centres are further supported by services provided by Superior Propane's corporate office including, propane supply and transportation, invoicing, credit and collections, business systems and marketing. Superior Propane operates from and stores product at 134 owned and 80 locations that are leased from third parties under normal course operating leases. See Note 15(i) to the 2005 Annual Consolidated Financial Statements of the Fund.

Distribution of Refined Fuel Products

Superior PetroFuels offer a variety of fuels and lubricants to commercial, industrial, agricultural and residential customers throughout Southwestern Ontario. This business allows Superior Propane to apply its rural energy presence and 50 years experience in propane distribution to the fuels and lubricants market.

In July 2005, Smith Fuels & Lubricants Inc., located in Brantford, Ontario, was acquired by Superior Propane and is being integrated into Superior PetroFuels.

Natural Gas Liquids Wholesale Marketing

On February 2, 2005, Superior Propane purchased the assets of Foster Energy Corporation, a wholesale marketer of natural gas liquids based in Calgary, Alberta, now operated as a business unit of Superior Propane under the trade name Superior Gas Liquids. Superior Gas Liquids offers value-added natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada. It provides transportation, storage, risk management, supply and logistics services with annual sales volumes of approximately 470 million litres to over 80 customers resourced from approximately 50 suppliers.

In addition to enhancing propane supply and logistics for Superior Propane, the acquisition allowed Superior Gas Liquids to achieve greater purchasing scale and improved its operational competitiveness. It also provides Superior Propane with increased exposure to the U.S. retail propane market.

Sales and Marketing

End-use Applications

Superior Propane primarily sells propane and related products and services to the residential, commercial, agricultural, industrial and automotive customer markets. Approximately 50% of Superior Propane's sales volumes are to heating related applications and 50% are related to economic activity levels. However, approximately 75% of Superior Propane's annual cash flows are typically generated in the October to March winter heating season. A detailed analysis of sales volumes and gross profit is provided in the Superior Propane section of the Annual Management's Discussion and Analysis contained in the Fund's 2005 Annual Report.

Residential/Commercial: In these markets, propane is consumed primarily in areas where natural gas is not readily available. It is used for space heating, water and pool heating, cooking, refrigeration, laundry and off grid electrical generation. Consumption in these markets is sensitive to winter weather conditions. In addition, residential consumption is dependent on product costs, while commercial consumption varies with economic activity levels.

Agricultural: In the agricultural market, propane is used for space heating, for brooding and greenhouse operations, grain drying, and tobacco curing and weed control. The agricultural business is extremely competitive, particularly as natural gas availability expands in rural markets. Propane demand for crop drying depends on weather conditions and crop values.

Industrial: Industrial usage includes forklift truck, welding, resale agent, construction and roofing markets, process heating and heat treatment for manufacturing, forestry, mining and fuel for internal combustion engines that drive oil pumpjacks in Western Canada. Industrial demand is generally tied to economic activity levels.

Automotive: In the automotive market, propane is used as a transportation fuel, particularly for public and private fleets and other large volume users. Engine technology has outpaced propane conversion technology, limiting the ability to convert new vehicles to propane. Propane vehicle emissions are low in greenhouse gas emissions and other pollutants that contribute to ground level ozone and respiratory health problems. Auto propane has the potential to make a significant contribution to Canada's greenhouse gas emission performance. However, the demand is expected to continue to decline in the medium term at an estimated rate of 15 to 20 percent per year, although original equipment vehicle manufacturers have re-introduced limited propane vehicle offerings.

Propane Pricing

Pricing to customers is primarily based on a margin above product and transportation costs. There are minor delays that affect retail margins as price changes from producers may not be immediately passed through to customers. When the wholesale price of propane increases, the retail gross margins tend to erode in the short-term as it takes more time to pass on all of the price increases to the customers. Conversely, when wholesale prices decrease, retail gross margins and profitability tend to increase.

Increases or decreases in retail prices can have an immediate and direct impact on competitors and customer demand. Propane margins vary between end-use applications and geographic segments. Customer pricing is managed at the corporate, regional and local market level and reflects local marketplace and alternate fuel cost conditions. Factors contributing to the consumer's buying decision include: reliability of supply, long-term availability, price, fuel quality, convenience, portability, storage requirements, available space, capital cost, equipment efficiency and the supplier's local presence and service reputation in the community.

Supply and Storage

An estimated 11.8 billion litres of propane are produced in Canada annually of which about 3.6 billion litres are consumed domestically in the energy and petro-chemical feedstock markets and the balance is exported to the United States. Approximately 82% of the propane produced in Canada is extracted from natural gas during gas processing operations at field plants or at large straddle plants located on the major natural gas trunk line systems. Extraction from crude oil occurring during the refining process accounts for the remaining 18% of propane produced. Superior's retail propane supply is currently purchased from 20 propane producers across Canada. Propane is purchased mainly under annual contracts, negotiated and administered by Superior Gas Liquids, with pricing arrangements based on industry posted prices at the time of delivery. Superior Propane arranges propane supply to be provided at multiple supply points in order to match supply to where the customer demand is located. Some of Superior Propane's supply contracts provide it with the ongoing option to increase or decrease its monthly volume of supply and thereby provide flexibility to meet fluctuating demand requirements. Propane supply from Superior Propane's various suppliers has, historically, been readily available because of the substantial surplus of propane in Canada and the relationship Superior Propane typically enjoys with its principal suppliers.

Superior Propane's supply contract year ends March 31, 2006. The estimated percentage of Superior Propane's annual propane requirement supplied by its major suppliers are as follows:

Name of Supplier:	% of Annual Propane Requirement for Contract Year Ended March 31, 2006
BP Canada Energy Resources Company ("BP Canada") (1)	25%
Conoco Canada Limited	18%
Shell Canada Limited	14%
Keyera Energy Partnership	12%
	69%
Other producer/suppliers (2)	31%
	100%

Notes:
(1) BP Canada is the single largest propane producer in Canada and has supplied Superior Propane for over ten years.
(2) No single other producer/supplier accounts for over 10%. These contracts are renewed annually.

Superior Propane leases 140 million litres of combined underground propane storage capacity in Marysville, Michigan and in Fort Saskatchewan, Alberta, enhancing its security of supply and distribution capacity in periods of supply disruption and high demand in the winter season. All storage lease agreements, including the agreement for Marysville, expire on March 31, 2006. Superior Propane intends to lease annual storage capacity at Fort Saskatchewan, Regina, Sarnia, Marysville, Conway and Belvieu to cover its growing regional demands and will only enter into long term storage contracts if it is economically advantageous to do so. Superior Gas Liquids utilizes approximately 50 propane suppliers as well as numerous short-term storage positions to service its wholesale customers in North America.

Propane Transportation

Primary Distribution

Primary transportation is the delivery of propane from product supply points to Superior Propane's market and satellite locations or storage yards and to certain large volume customers. Road cargo liners and pressurized railcars are the two primary transportation modes. The capacities of the cargo liners vary from 35,000 to 65,000 litres per trailer. Railcars carry approximately 115,000 litres per car.

In 2005, Superior Propane's cargo liner requirements were provided by Energy Transportation ("ET"), a division of Superior Propane and by third party carriers. On December 1, 2005, Energy Transportation was sold to Trimac Transportation Services Limited Partnership ("Trimac"). In conjunction with the sale of ET, Superior Propane entered into a contract with Trimac whereby Trimac undertook to provide the primary transportation services previously provided by ET for a seven year period. The fees payable to Trimac under this contract are expected to be cost neutral.

Approximately 25% of Superior's supply is transported by rail. Superior Propane leases 115 railcars to provide approximately 40% of its rail transportation requirements. Railcar lease agreements typically have a three year term. The remainder is transported in railcars provided by propane suppliers in conjunction with their annual propane supply contract obligations to Superior Propane.

Secondary Distribution

Secondary distribution is the delivery of propane and refined fuels and lubricants from Superior Propane's markets to its customers. Superior Propane operates a fleet of owned and leased trucks to transport the propane, refined fuels and lubricants it sells. Propane is delivered in bulk and in pressurized cylinders. Refined fuels and lubricants are also transported and sold in bulk volumes.

Superior Propane employs full-time, part-time and seasonal drivers who assist with deliveries during the peak winter demand periods. It operates 359 pressurized bulk delivery trucks that vary in load capacity from 13,000 litres to 32,000 litres, 9 refined fuel and lubricant bulk delivery trucks with load capacities of 10,000 to 25,000 litres and 98 cylinder trucks with boxes that vary in length from 12 feet to 26 feet. It also operates 35 tractors and 35 pressurized trailers, which have capacities ranging from 25,000 litres to 54,000 litres for secondary distribution use. Additionally, it operates 56 crane trucks and 291 service vehicles.

Employee and Labour Relations

As at December 31, 2005, Superior Propane had 1,463 regular and 192 part-time employees. Approximately 411 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are six union agreements, with expiry dates ranging from December 31, 2005 to April 30, 2008. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

Superior Propane through its health and safety and environment management system, ensure safety practices and regulatory compliance are an important part of its business. The storage and transfer of propane has limited impact on the environment as there is limited impact to soil or water when propane is released, because it disperses into the atmosphere.

Superior Propane has customer, technical, occupational health and safety and fleet support representatives operating nationally which support its regional and local operations. They are responsible for providing market area personnel with emergency response support services, inspections, advice and training in an effort to ensure that facilities and equipment are maintained and operated safely and in compliance with corporate and regulatory standards. They also provide support to the field operations in the design, construction and inspection of large scale customer installations.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Superior Propane" ("Superieur" in French) trade name, related design and other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Superior Propane or to marketing activities of Superior Propane. Superior Propane's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

For selected historical financial information for the past five years, see "Selected Historical Information – Superior Propane".

Capital Expenditures

Capital expenditures for Superior Propane for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2005**	**2004**	**2003**	**2002**	**2001**
Maintenance capital	**7.4**	7.4	6.5	5.4	5.4
Proceeds on dispositions	**(4.6)**	(1.8)	(3.0)	(2.4)	(1.3)
Maintenance capital expenditures, net	**2.8**	5.6	3.5	3.0	4.1
Other capital expenditures	**27.5**	4.2	0.7	1.6	4.7
Other capital proceeds	**–**	–	(1.0)	(6.7)	(2.6)
Other capital expenditures, net	**30.3**	4.2	(0.3)	(5.1)	2.1
	32.7	9.8	3.2	(2.1)	6.2

ERCO Worldwide
A division of Superior Plus Inc.

ERCO Worldwide is a leading provider of specialty chemicals and related technology. The business, which is headquartered in Toronto, Ontario, has been operating since the 1940's.

ERCO Worldwide owns and operates nine production facilities across North America with an additional facility in Chile under construction. ERCO Worldwide manufacturers sodium chlorate, sodium chlorite, chlorine, caustic soda, hydrochloric acid, potassium hydroxide, potassium carbonate and produces hydrogen as a by-product to the electrolysis processes. In addition, it provides chlorine dioxide generators and related technology to pulp and paper customers worldwide. Chlorine dioxide generators use sodium chlorate as the primary feedstock in the production of chlorine dioxide, an environmentally preferred bleaching agent used in the production of bleached pulp for paper.

Competitive Conditions

Key competitive factors across its business include price, product quality, logistical capability, reliability of supply, technical expertise and service.

ERCO Worldwide is the leading North American producer of sodium chlorate with 28% of estimated North American production capacity, and is second in the world with 19% of estimated worldwide production capacity. The four largest producers of sodium chlorate in North America comprise approximately 87% of estimated capacity in North America and approximately 78% of estimated global capacity. The percentages above reflect the announced closure of ERCO's Thunder Bay capacity in early 2006.

ERCO Worldwide's patented chlorine dioxide generators and related technology are installed in the majority of pulp and paper mills worldwide. Chlorine dioxide is the basis for elemental chlorine free ("ECF") bleaching. ECF bleaching is considered to be the best available technology for the production of bleached pulp for paper around the world.

In the sodium chlorate business, ERCO Worldwide competes primarily with three other companies on a worldwide basis, Eka Chemicals, the Kemira Group and the Canexus Income Fund. Only ERCO Worldwide and Eka Chemicals also provide related chlorine dioxide generators. By providing generator technology and services in addition to chemicals, ERCO Worldwide is able to establish strong, long-term relationships with customers and gains an in-depth forward view on market developments.

On June 7, 2005 ERCO Worldwide acquired the Port Edwards, Wisconsin chloralkali/potassium facility for $22.4 million on a debt free basis. The Port Edwards facility is the third largest producer of potassium products in North America and has a strong competitive position and track record of stable cash flow. In the potassium hydroxide (caustic potash) business, ERCO Worldwide (11%) competes with three other companies in North America based on production capacity, ASHTA Chemicals Inc (9%), Occidental Chemical Corporation (57%) and Olin Corporation (23%).

At Port Edwards, potassium hydroxide is also converted to potassium carbonate. ERCO Worldwide has an estimated 17% of the North American potassium carbonate production capacity. It competes with two other companies, Armand Products Company (66%) and ASHTA Chemicals Inc. (17%).

The five companies that account for approximately 79% of total North American chloralkali production are the Dow Chemical Company (32%), Occidental Chemical Corporation (21%), PPG Industries (12%), Olin Corporation (8%) and Formsa Plastics Corporation (6%). Chlorine production by Dow Chemical Corporation and Formosa Plastics Corporation is fully integrated into their chlorine derivatives production, and chlorine production from Occidental Chemical Corporation, PPG Industries and Olin Corporation is partially integrated, with all three participating in significant merchant market sales. Most caustic soda production in North America is sold into the merchant domestic and export markets.

ERCO Worldwide is a regional competitor in the chloralkali business in western Canada and the U.S. Midwest. Its total production capacity represents less than 1% of North American chloralkali production capacity. The Port Edwards acquisition is complementary to existing regional Canadian chloralkali operations in Saskatoon, Saskatchewan.

The following chart provides a detailed overview of ERCO Worldwide's business operations:

Product Line	% of 2005 Sales	Market Structure	Product Fundamentals	Technology Capability	Revenue Diversification	Operating Efficiency
Sodium Chlorate, related chlorine dioxide technology and Sodium Chlorite	80%	Leader in its market	• Mature in North America • Growing globally • Industry operates in excess of 90% capacity utilization	• Leading global installer of chlorine dioxide generators • ERCO "SMARTS" technology enables optimization of customer chlorine dioxide generator process • 241 patents	• 69% North America Chlorate • 4% Int'l Chlorate • 5% Technology • 2% Chlorite • More than 50 customers • Largest customer represents 7% of total ERCO Sales	• 2nd lowest cost position in North America • 8 plants and ability to ramp production up or down quickly enables centralized production management and industry leading operational flexibility

Chloralkali: Sodium Products Caustic Soda Chlorine Hydrochloric acid	10%	Leader in regional western Canada and US Midwest markets	• Stable regional demand supported by robust North American pricing environment	• Premium membrane quality caustic soda capability	• More than 100 customers • Largest customer is less than 2% of total ERCO Sales	• Average cost structure, supported by transportation cost advantage in regional markets • Port Edwards product flexibility facilitates profit optimization
Chloralkali: Potassium Products Potassium hydroxide Potassium Carbonate	10%	3rd largest producer in its market	• Diversified end-use demand growing 1% to 2% per annum	• Premium quality product capability	• More than 60 customers • Largest customer is less than 2% of total ERCO Sales	• Better than average cost structure and operating flexibility

Business Operations

For the year ended December 31, 2005, global sodium chlorate, sodium chlorite and technology related sales represented 80% of ERCO's revenue. Chloralkali products in total represented 20% of revenue with potassium products representing 10% of total chloralkali revenue. The percentage of revenue derived from the chloralkali business is expected to increase in 2006 with a full year's inclusion of Port Edwards facility. Geographically, 45% of revenue is derived from customers in Canada, 50% in the United States and 5% from outside North America.

Summary of Production Facilities

ERCO Worldwide owns and operates nine manufacturing facilities in North America with an additional sodium chlorate plant under construction in Chile. The facility is scheduled to start-up in June of 2006, with full production rates expected by September 2006.

Total annual sodium chlorate capacity will increase 7,000 metric tonnes ("MT") to 592,000 MT after adjusting for the Thunder Bay plant closure and the start-up of the new plant in Chile. Annual sodium chlorite capacity is 8,600 MT. Total annual chloralkali capacity as stated in electrochemical units is 106,000 MT. The chart below details the production capacity and products produced at each of ERCO's existing and planned facilities.

Facility	Products	Annual Practical Capacity
Valdosta , Georgia	Sodium Chlorate	100,000 MT
Buckingham, Quebec	Sodium Chlorate Sodium Chlorite	125,000 MT 3,600 MT
North Vancouver, British Columbia	Sodium Chlorate	92,000 MT
Bruderheim, Alberta	Sodium Chlorate	80,000 MT
Grande Prairie, Alberta	Sodium Chlorate	50,000 MT
Thunder Bay, Ontario, City Road (1)	Sodium Chlorate	48,000 MT
Hargrave, Manitoba	Sodium Chlorate	40,000 MT
Thunder Bay, Ontario, Broadway	Sodium Chlorite	5,000 MT
Mininco, IX Region, Chile (2)	Sodium Chlorate	55,000 MT

Saskatoon, Saskatchewan	Sodium Chlorate	50,000 MT
	Chlorine	33,000 MT
	Caustic Soda	37,000 dry MT
	Hydrochloric acid	22,000 dry MT
Port Edwards, Wisconsin	Chlorine	73,000 MT
	Caustic Soda	82,000 dry MT
	Hydrochloric Acid	33,000 dry MT
	Potassium Hydroxide	75,000 dry MT
	Potassium Carbonate	19,000 MT

Notes:
(1) As previously announced, the plant is scheduled to close April 2006.
(2) The facility is scheduled to start-up in June of 2006, with full production rates expected by September 2006.

Products

Sodium Chlorate

Sodium chlorate is an inorganic chemical manufactured through the electrolysis of brine. Sodium chlorate is primarily used to produce chlorine dioxide, an environmental preferred bleaching agent used in the production of bleached pulp for paper. ERCO Worldwide is one of two suppliers in the world to offer patented chlorine dioxide generator technology to the pulp and paper industry as well as the primary raw material (sodium chlorate). The pulp and paper industry generally consumes more than 95% of the sodium chlorate produced in North America. Sodium chlorate is an essential ingredient in pulp bleaching and accounts for approximately 5% or less of the cash cost to manufacture bleached pulp. A minor amount of sodium chlorate is also used in the production of agriculture herbicides and defoliants and other industrial applications.

Electrical energy costs generally represent 70% - 90% of the variable costs of manufacturing sodium chlorate. ERCO Worldwide is able to manage its North American customer demand with production from its seven geographically diverse sodium chlorate plants, facilitating efficient and cost effective supply to our customer base.

An electrochemical process using salt, water and electricity as the primary raw materials produces sodium chlorate. Salt is dissolved in water and separates into sodium and chlorine ions. The solution, known as saturated brine, is fed through a series of electrolytic cells used to conduct direct electrical current. The chlorine ions in the brine form chlorine gas. The chlorine gas mixes and reacts further with the brine to form sodium chlorate in solution. The hydrogen atoms separate from the water molecules and form hydrogen gas.

A co-product, hydrogen gas, is produced in the electrolytic cells and is purified. Some of the hydrogen gas is then fed to boilers where it is burned as fuel to produce steam for process heating. The hydrogen gas that is not required for fuel can be vented, sold or used as fuel for other applications.


Hydrogen
Treatment
Chemicals
Heat
Scrubbers
Water
Hydrogen
Salt
Brine
Preparation
Electrolysis
Crystallization
Process
Water
Waste
Electrical
Energy
Railcars
Transport Truck

The sodium chlorate solution produced is treated and filtered to remove impurities and crystallized by removing excess water. Once cooled, the final product resembles a white crystal that is transported to customers by rail car, truck, pipeline or is bagged and shipped to international customers. ERCO Worldwide exports sodium chlorate from its Vancouver, British Columbia and Bruderheim, Alberta production facilities. This bagging capability allows ERCO to participate in the rapidly expanding sodium chlorate demand from pulp and paper capacity growth outside of North America. Additionally, ERCO Worldwide is currently constructing a 55,000 MT facility in Chile to exclusively supply three existing mills owned by CMPC Celulosa S.A. over a long-term arrangement.

Thunder Bay Plant Closure

ERCO Worldwide announced on August 30, 2005 that it would be closing its sodium chlorate plant, located in Thunder Bay, Ontario (City Road site) in April 2006. The plant has an annual capacity of 48,000 MT but has recently been operating at reduced levels, due to high electrical costs in Ontario and reduced sodium chlorate demand from regional pulp industry customers. Cash costs associated with the closure, including severance costs of $1.1 million, were recognized in 2005. Demolition costs, net of material recovery, should be partially offset by the reduction in maintenance capital due to the redeployment of salvaged equipment from the plant.

Customers supplied from the Thunder Bay plant will be supplied from other ERCO Worldwide sodium chlorate locations.

Sodium Chlorite

Sodium chlorite is used as a feedstock in the production of chlorine dioxide in smaller scale operations, a disinfectant for municipal water treatment, industrial process and waste- water treatment and as a biocide/disinfectant for food processing and sanitization applications. The primary feedstock for sodium chlorite is sodium chlorate. ERCO Worldwide currently produces sodium chlorite at its plants located in Buckingham, Quebec and Thunder Bay, Ontario (Broadway site).

Chlorine Dioxide Generators

ERCO Worldwide is the largest worldwide supplier of modern chlorine dioxide generators, which convert sodium chlorate into chlorine dioxide. Chlorine dioxide bleaching is recognized worldwide as the best available technology in the production of bleached pulp for paper. These generators, which are sold under the ERCO™ brand name, are designed and engineered for pulp mills to meet their specific needs for size, technology, pulping conditions, desired whiteness and strength of the final bleached product. ERCO Worldwide provides engineering, design, equipment specification, equipment procurement, on-site technical assistance and operator training and plant start-up services. The business, which licenses its technology to its customers, also provides ongoing technical support services and spare parts. Each mill that uses chlorine dioxide as a bleaching agent requires at least one chlorine dioxide generator. Revenues from the sale of chlorine dioxide generators are received as the generators are constructed at customer sites. In addition, technology royalty payments are generally received upon start up of the generator or over a ten-year period relating to chlorine dioxide produced by the generator.

The ERCO Smarts™ product provides customers with an advanced automation software package that optimizes the operating efficiency of the chlorine dioxide generator. Five customers currently use this program, and four other customers are implementing the ERCO Smarts™ package.

Chloralkali Products

ERCO Worldwide's chloralkali operations are located at Saskatoon, Saskatchewan and Port Edwards, Wisconsin. Both of these locations produce caustic soda, chlorine and hydrochloric acid. In addition, Port Edwards produces potassium hydroxide and potassium carbonate.

The main method to produce chlorine, caustic soda and potassium hydroxide is the electrolysis of brine. Chlorine and caustic soda are co-products, produced using sodium chloride as the brine source. Chlorine and potassium hydroxide are co-products, produced using potassium chloride as the brine source. The Port Edwards facility is able to convert electrolysis cells to produce either caustic soda or caustic potash as market demand changes.

Chlorine is used in a variety of chemical processes including the production of polyvinyl chloride "PVC", the water treatment disinfection and other chemical businesses. Chlorine is used directly or in bleach form to eliminate water-borne diseases in drinking water. Chlorine is also used to produce hydrochloric acid, which is used in a variety of industrial applications, including application in the oil and gas industry.

Caustic soda is used primarily in the pulp and paper, soaps and detergents, alumina, textile and petroleum industries as a chemical intermediate.

Potassium hydroxide is used primarily in the production of potassium carbonate, potassium phosphates, potassium soaps and other potassium chemicals such as potassium acetate. Generally, potassium hydroxide is used in applications where higher purity and increased solubility is of value, such as water treatment applications. Potassium acetate is gaining popularity as a deicing agent for airport runways due to environmental pressures to reduce use of glycol or urea based deicers.

An electrochemical process using salt, water and electricity as the primary raw materials produces chlorine, caustic soda and caustic potash. Salt is dissolved in water and separates into sodium and chlorine ions. The chlorine ions in the brine forms chlorine gas. The chlorine gas is prevented from mixing with the brine and therefore prevents a further chemical reaction. The chlorine gas is captured, purified and liquefied. Liquid chlorine is transported by rail car or the chlorine gas is used internally and converted in the production of hydrochloric acid.

The sodium ions in the brine in the electrolytic cells are attracted to the cathodes, where they react with water in the brine to form caustic soda in solution. The potassium hydroxide process is the same except the potassium ions in the brine in the electrolytic cells are attracted to the cathodes, where they react with water in the brine to form caustic potash in solution.

A co-product, hydrogen gas is produced in the electrolytic cells and is purified. Some of the hydrogen gas is then fed to boilers where it is burned as fuel to produce steam for process heating. The hydrogen gas that is not required for fuel can be vented, sold or used as fuel for other applications.

Sales and Marketing

ERCO Worldwide's sales are conducted by its business managers who also have technical expertise related to chlorine dioxide generation and pulp bleaching applications. They develop long-term relationships with clients through the provision of technical service and support. ERCO Worldwide sells sodium chlorate directly to pulp and paper mills typically under 1 to 5 year supply arrangements, most of which provide for a significant percentage of total mill requirements at market-based prices. Due to the highly technical nature of ERCO's chlorine dioxide generator operations, a coordinated selling approach between its product sales and marketing team and its technical service and engineering groups is employed.

Increasing portions of ERCO's sodium chlorate sales are to the growing South American and Asia/Pacific markets. These markets are now following the North American practice of using chlorine dioxide to bleach pulp. Additionally, these regions are expanding bleached pulp production to meet the rapidly growing demand for paper and paper products. North American sodium chlorate demand is estimated at approximately 1.8 million metric tonnes, while worldwide demand is estimated at approximately 3.1 million metric tonnes. ERCO services the export market from its Vancouver and Bruderheim facilities.

In addition, ERCO Worldwide has entered into a long-term sodium chlorate supply agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A., one of the world's leading producers of bleached pulp. As part of this agreement, ERCO Worldwide is constructing a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill and will supply CMPC's three pulp mills located in Chile. This 55,000 MT plant is estimated to cost $65 million and is scheduled to start up in June 2006, with full production expected by September 2006. Construction costs to December 31, 2005 were $28.9 million.

Chloralkali products are sold through a combination of dedicated sales people and distributors. Approximately 77% of the volume is contracted principally under 1 to 3 year supply agreements. The remainder is sold on a spot basis to customers that have long-term relationships. All of ERCO's chlorine, hydrochloric acid, potassium hydroxide and potassium carbonate production, and approximately 30% of its caustic soda production are sold to end markets not related to the pulp and paper industry.

ERCO Worldwide's top ten customers account for approximately 47% of its revenues with its largest customer comprising approximately 7% of its revenues.

Supply Arrangements

ERCO Worldwide uses four primary raw materials to produce its chemical products: electrical energy, sodium chloride, potassium chloride and water. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located with the exception of the plants in Grande Prairie and Bruderheim, Alberta where electricity is publicly traded. In Alberta, approximately 50% of its power requirements are hedged through to 2017 and an additional 30% of its power requirements are hedged with shorter-term positions expiring in April 2006. See Note 15(iii) to the 2005 Annual Consolidated Financial Statements of the Fund. ERCO Worldwide's 10-year power agreement for the Valdosta, Georgia plant expires in December 2006, at which time power costs are expected to increase. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. ERCO Worldwide can quickly reduce its power consumption at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases sodium and potassium salts from five third party suppliers to fulfill the requirements at seven of its ten plants. The salt contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. The Bruderheim, Hargrave and Saskatoon facilities are self-supplied, through solution mining at the plant site.

Transportation

Approximately 69% of ERCO Worldwide's product transportation requirements are provided by railcar, 21% by transport truck and the remaining 10% by pipeline and ocean vessel. ERCO Worldwide utilizes third party carriers to transport all of its products. Rail transportation requirements are provided by 1,240 railcars, of which 177 of the railcars are owned and 1,063 are leased with staggered expiration terms through to 2012. ERCO Worldwide generally extends leases in advance of the expiration date.

All of the plants are located close to major rail terminals and customer sites to facilitate delivery of ERCO Worldwide products to the relevant markets.

Employee and Labour Relations

As at December 31, 2005, ERCO Worldwide had 509 employees of which approximately 126 were unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements that expire between 2007 and 2009. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and that are extensively regulated by environmental, health, safety and transportation laws and regulations. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association and the American Chemistry Council associations that promote the safe and environmentally sound management of chemicals. ERCO has been verified as complying with the Responsible Care® guidelines and ethics for a third time, which represents over 10 years of external compliance. ERCO Worldwide continually strives to achieve an environmental and safety record that is "best-in-class" in the chemical industry. It has not had a material environmental or safety incident for over 11 years and has received many awards for its safety and environmental record.

Trademarks, Trade Names and Service Marks

ERCO Worldwide owns all the right, title and interest in the "ERCO Worldwide" ("ERCO Mondial" in French) trade name in Canada, the "ERCO" trademark and related design and certain other trademarks and patents registered or acquired at various times over the years relating to specific technology, products or services that it provides. ERCO Worldwide is also in the process of registering the "ERCO Worldwide" trademark in various other countries. ERCO Worldwide's trademarks are significant as they provide it with ownership of the names, designs and logos associated with its business and technology and are well recognized internationally in the pulp and paper and the water treatment industries. The duration of each of the trademarks is between 10 and 15 years from the date of the first registration, subject to renewals for further 10 to 15 year periods, depending on the country of registration.

ERCO Worldwide currently has over 240 patents and patent applications worldwide protecting its proprietary chlorine dioxide, sodium chlorate and sodium chlorite technologies. The duration of each patent is between 15 and 20 years from the date the patent was first registered, depending on the country of registration.

Financial Information

For selected historical financial information for ERCO Worldwide for the last five years, see "Selected Historical Information – ERCO Worldwide".

Capital Expenditures

ERCO Worldwide has low and predictable maintenance capital expenditure requirements, averaging $9.2 million annually representing an average 2% of its average revenue over the past five fiscal years.

Capital expenditures for ERCO Worldwide for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2005**	**2004**	**2003**	**2002**(1)	**2001**(1)
Maintenance capital expenditures	**8.1**	7.6	6.4	12.7	11.1
Growth capital expenditures	**58.6**	5.7	7.3	4.0	–
	66.7	13.3	13.7	16.6	11.1

Note:
(1) ERCO Worldwide was acquired effective December 19, 2002. Prior year results are unaudited and provided for comparison purposes.

Growth capital expenditures in 2005 totaling $58.6 million were comprised of $27.5 million for the facility in Chile, $22.4 million to acquire the Port Edwards facility, $7.9 million for the cell replacement program and $0.8 million for a hydrogen utilization project at the Grande Prairie facility.

The sodium chlorate anode replacement program, which began in 2002, continued with $7.9 million expended during 2005. The program has been expanded to include cell replacements due to design modifications that will result in improved conversion of electrical energy into sodium chlorate. The total approved cost of the anode replacement and new cell improvement program has been increased to $31.0 million, of which $19.5 million has been expended. The program is expected to be completed in 2008. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency. The cell replacement program is considered to be growth capital in nature, as the project is expected to improve the production efficiency of the business.

The Grande Prairie hydrogen utilization project includes the capturing and compression of hydrogen for sale to an adjacent pulp and paper mill.

JW Aluminum

JW Aluminum (JWA), which is headquartered in Mount Holly, South Carolina, began operations in 1980. JWA is a manufacturer of specialty flat-rolled aluminum, primarily serving the heating, ventilation and air-conditioning ("HVAC"), building and construction and flexible packaging end-use markets. Superior, through a wholly owned US subsidiary, purchased JWA effective October 19, 2005 for $405.4 million on a debt free basis. The acquisition of JWA provides Superior with further business diversification and an additional platform for value growth.

Competitive Conditions

JWA is a leader in its specialty markets and focuses on products in which its size and operating flexibility provide clear advantages over both larger integrated producers and smaller single product competitors. The following chart provides a detailed overview of JWA's business operations:

Product Line	% of 2005 Annual Sales[1]	Market Structure	Major Competitors	Product Fundamentals	Revenue Diversification
Fin Stock	41%	2nd largest producer at estimated 30% market share	Norandal, Novelis	Growing demand driven 70% by replacement and 30% by new construction. Increased aluminum content in HVAC systems resulting from SEER 13 requirements.	Diversified customer base including all six of the largest HVAC manufacturers in North America.
Building Sheet	25%	6th largest producer at estimated 8% market share	Aleris, Nichols, Alcoa, Novelis, Jupiter	Growing demand driven 60% by increasing repair & remodelling market and 40% by new construction.	Broadly diversified customer base, including national and regional building products manufacturers.
Converter Foil	16%	2nd largest producer at estimated 22% market share	Norandal, Norsk Hydro (VAW)	Stable and growing non-cyclical consumer packaging market.	Diversified customer base, including supplying much of Alcoa and Alcan's converter foil requirements.

Notes:

(1) The remaining 18% of sales is from a combination of Auto Sheet (6%), Cable Wrap (5%), Litho Sheet (3%) and other products (4%).

(2) JWA has more than 300 customers with no single customer accounting for more than 7% of total sales. The top 10 customers make up approximately 42% of 2005 sales.

Business Operations

JWA, which has a total annual production capacity of 372 million pounds ("lbs"), operates from three facilities located in Mt. Holly, South Carolina, Russellville, Arkansas and St. Louis, Missouri. Each of these facilities is located on property owned by JWA. The table below illustrates the facility breakdown of JWA's annual production capacity.

Facility	Metal Input	Products	Annual Capacity
Mt. Holly, SC	Prime & Scrap	Fin Stock, Building Sheet, Converter Foil and Other	240 million lbs
Russellville, AR	Prime & Scrap	Fin Stock and Converter Foil	72 million lbs
St. Louis, MO	Prime	Fin Stock and Converter Foil	60 million lbs

JWA's facilities have experienced very high utilization rates averaging in excess of 90% over the past three years, as there has been both an increase in demand for specialty flat-rolled aluminum over the past few years and an overall reduction in industry production capacity since 2000. In addition, JWA is able to alter its production mix in response to changes in demand for each product in order to maximize plant utilization.

Products

JWA sources primary aluminum from domestic and international vendors and scrap aluminum from local yards, brokers, industrial locations and, in certain circumstances, its customers. JWA uses energy and emissions efficient furnaces to melt the raw material into molten aluminum. After the aluminum is melted, the molten aluminum is passed between roll casters under pressure to solidify the metal into a continuous sheet.

After the aluminum is cast into a continuous sheet, it is processed in JWA's rolling mills which reduce the thickness of the sheet by approximately 50% per pass. After the aluminum has been work hardened at the rolling mills, it is softened by annealing furnaces which improve the metallurgical properties of the coils.

After the aluminum rolls have been processed they can be slit into the sizes required, separated and coated with hydrophilic, decorative or corrosion-resistant coatings in virtually any color. The finishing operations of JWA provide a wide range of finish product capabilities and help to ensure the flexibility necessary to meet customer demand.

The flow-diagram below illustrates these stages of JWA's production process.


3rd Party Brokers/
Customer Arrangements
Scrap
Melting
Furnace
Purchased
Aluminum
Continuous
Caster
Cold
Rolling
Slitting
Coating
End-use
Fabricators
End
Customer
Coil
Cooling

The products JWA fabricates can be grouped into four main categories; fin stock, building sheet, converter foil and other products.

Fin Stock

JWA produces aluminum sheet and foil, which in turn is used by its customers to manufacture aluminum fins, referred to as fin stock, for use in air conditioning and heat transfer equipment, mainly for residential and commercial HVAC equipment manufacturers. Fin stock is the main heat transfer mechanism in HVAC applications.

Building Sheet

JWA's building sheet products are used by its customers to manufacture such end-use products as trim coil, roofing, doors and windows, soffit, fascia and gutters. This market is driven primarily by residential repair, remodelling spending, new home construction and commercial construction.

Converter Foil

Converter foil is thin aluminum foil produced by JWA, which is typically laminated by JWA's customers on plastic or paper to form an internal seal for a variety of packaging applications. Converter foil is used in applications from consumer product packaging (i.e. juice boxes, pharmaceuticals and food pouches) to industrial applications such as aluminum backed tape.

Other Products

JWA also manufactures other products which include automotive sheet, cable wrap and lithographic sheet. JWA's automotive sheet is used by its customers to meet stringent auto industry requirements for heat dissipation and shielding designed to ensure that vehicle passenger compartments are effectively insulated from engine heat and other heat sources. In addition, JWA produces high quality cable wrap for a variety of telecommunications applications. JWA also manufactures lithographic sheet products for use in the printing industry.

Sales and Marketing

JWA charges its customers the cost of primary aluminum plus a conversion fee, which covers fabrication, transportation and profit, thereby eliminating any direct aluminum commodity price risk and providing an opportunity to increase margins by utilizing less expensive scrap aluminum in its fabrication processes. JWA's customer contracts are typically one year in length and are typically renewed on an annual basis, providing a degree of demand predictability.

JWA currently serves in excess of 300 customers in the United States including all of the leading HVAC producers such as Carrier, Lennox and Trane, key packaging producers such as Alcoa and Alcan and key building products manufacturers such as Napco and Spectra. JWA has a diverse product range and end-use customer base and has developed long standing relationships with its customers, many of whom have been purchasing JWA's products for over a decade. This customer diversity is illustrated by the fact that no single customer accounted for more than 7% of JWA's sales in 2005.

Supply Arrangements

Raw materials are sourced according to market conditions with primary aluminum usually purchased on an annual or quarterly contract basis and scrap or recycled aluminum purchased on an annual, monthly or spot contract basis. JWA purchases primary aluminum from over 7 major primary producers, large international primary traders and smaller domestic traders. Scrap aluminum historically has been sourced at a discount to the cost of primary aluminum. JWA purchases scrap aluminum from over 70 local and regional scrap yards, several scrap brokers, a handful of industrial accounts and certain of its customers.

Transportation

Common Carrier trucks are used for majority of the transportation of goods delivered to JWA and finished product shipped from JWA.

Employee and Labour Relations

As at December 31, 2005, JWA had 774 employees, of which 172 were salaried and 602 were hourly employees. Approximately 185 of JWA's employees are unionized with a collective bargaining agreement that expires in June 2010. Collective bargaining agreements are renegotiated in the normal course of business.

Environment, Safety and Regulatory

JWA management works to ensure compliance with all applicable Occupational Safety and Health Administration requirements and is continuously developing workplace injury prevention programs. Safety procedures are incorporated into a quality manual that defines correct operating procedures for each production task. A safety coordinator is on staff to provide guidance for ongoing programs, train employees in plant safety and assist all levels of management in the loss control effort.

Trademarks, Trade Names and Service Marks

JWA owns all the right, title and interest in the "JW Aluminum" trade name, related design and other trademarks, registered or acquired at various times over the years and relating to specific products, services or programs provided by JWA.

JWA currently has 5 patents protecting its proprietary hydrophilic fins for heat exchanger applications and its apparatus and method for reclaiming scrap aluminum.

Financial Information

For selected historical financial information for the past five years see "Selected Financial Information – JW Aluminum".

Capital Expenditures

Capital expenditures for JWA for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2005**[1]	**2004**[1]	**2003**[1]	**2002**[1]	**2001**[1]
Maintenance capital expenditures	**3.6**	5.1	8.1	9.0	2.6
Growth capital expenditures	**22.1**[3]	39.2[2][3]	4.6	0.6	–
	25.7	44.3	12.8	9.6	2.6

Notes:

(1) JWA was acquired effective October 19, 2005. Prior year results are unaudited and provided for comparison purposes.

(2) Growth capital spending included the purchase in April 2004 of Alumax Foils, Inc., a manufacturer of aluminum foil and sheet products, specializing in lighter gauge foil products with two facilities located in St Louis, Missouri and Russellville, Arkansas.

(3) The Russellville facility was expanded in 2004 and 2005 increasing its finished product capacity to 72 million pounds annually at a cost of US$26 million. A US$15 million Phase II expansion, which is expected to increase finished product capacity by an additional 42 million pounds annually, is expected to be completed in late 2006. $0.8 million has been incurred in 2005.

WINROC
A division of
Superior Plus Inc.

Winroc, a distributor of specialty construction products to the walls and ceilings industry in North America, headquartered in Calgary, Alberta, began operations in 1971. In April, 2005, Winroc expanded its distribution operation into Ontario by acquiring the business of Leon's Insulation Inc. ("Leon's Insulation") with operations located in Burlington and Stouffville, Ontario for $31.7 million on a debt free basis.

Products

Winroc distributes many different products used in the walls and ceiling construction industry. Sales can generally be grouped into the following product categories:

Product category	% of 2005 sales[(1)]
Drywall and components	52%
Insulation	13%
Steel framing	12%
Celings	11%
Stucco and plaster	7%
Tools and fasteners	5%

Note:
(1) Pro forma 2005 reflecting the acquisition of Leon's Insulation as if it had been acquired on January 1, 2005.

Competitive Conditions

Winroc enjoys considerable geographic and customer diversification servicing over 6,900 customers from 38 distribution branches with 30 locations in Canada and 8 in the Western and Midwestern United States. Winroc's 10 largest customers represent approximately 14% of its annual distribution sales. Annual sales revenues for the North American walls and ceilings industry exceed $20 billion. Winroc is estimated to be the largest specialty distributor in Canada and seventh largest in North America, with an estimated 2% market share. Specialty distributors, such as Winroc, service the builder/renovation contractor market, representing an estimated 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards who service the builder/contractor market as well as the do-it-yourself market. The specialty distribution sector is highly fragmented with the top seven competitors representing an estimated 35% of overall North American industry revenues. The walls and ceilings specialty distribution business is a local, relationship based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value added "stock and scatter" job site service. Winroc's multi-location distribution network, strong local market position and Allroc purchasing operation provide it with purchasing scale, product line breadth and knowledge to support its customers, providing it with an advantage over smaller competitors.

Business Operations

In April 2005, Winroc expanded its Ontario operations by acquiring the business of Leon's Insulation Inc., with operations in Burlington and Stouffville, Ontario. The Leon's Insulation locations complement the IBS locations in Windsor, London & Cambridge, Ontario acquired in December 2004. Winroc operates 38 distribution branches, which are managed by branch general managers. The general managers have direct responsibility for branch operations, including responsibility for customer relationships, delivery and service, pricing, administration and the overall profitability of their geographic business units. Winroc's branches are typically located in an industrial or commercial setting. The branches range from smaller warehouse locations to operations on up to five acres of land, complete with office and showroom areas, covered and uncovered storage areas for the product, as well as receiving and shipping space. The operating area is usually limited to a radius of 100 kilometers around branch locations, depending on the nature of the customer base and local road infrastructure. Under Winroc's business structure, its market presence is through a market office with teams responsible for managing their local business and pursuing local opportunities.

Of Winroc's 38 operating locations, two are owned and the remaining 36 are leased from third parties under normal course operating leases. See Note 15(i) to the 2005 Annual Consolidated Financial Statements of the Fund.

Sales and Marketing

A detailed analysis of sales volumes and gross profit is provided in the Annual Management's Discussion and Analysis contained in the Fund's 2005 Annual Report.

Demand Profile

Demand for walls and ceilings building materials is affected by changes in general and local economic factors, including demographic trends, interest rates, employment levels, consumer confidence and overall economic growth. These factors impact the level of existing housing sales, new home construction, new non-residential construction and office/commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home re-sales and turnover of occupants in commercial building space. Approximately 50% of Winroc's sales are estimated to be to the new commercial construction and commercial renovation segments and 50% of sales are estimated to be to new residential construction and renovation segments. Winroc sells its full product line to commercial customers. Gypsum board and accessories, insulation and plaster products are the primary products sold to residential construction customers.

Winroc's sales are modestly seasonal, with approximately 53% of revenues typically generated during the second and third quarters.

Product Pricing

Pricing to customers is primarily based on a margin above product and delivery costs. There are delays from time to time that affect margins when price changes from manufacturers cannot be immediately passed through to customers. Under certain market conditions, when the wholesale price of products increases, gross margins tend to erode in the short term as it takes more time to pass the price increases through to the customers. Conversely, when wholesale prices decrease, gross margins and profitability tend to increase in the short-term.

Product gross margins vary between products and geographic areas. Customer pricing is managed at both the regional and local market level and reflects local marketplace supply and demand conditions.

Supply Arrangements

Product purchasing is a critical component of Winroc's business, as the cost of products, product knowledge and the ability to source products in periods of tight supply are key to Winroc's service position, profitability and ability to differentiate its service to its customers. Winroc's purchasing operations are conducted centrally through its Allroc division. Allroc also provides third party purchasing services for 12 other independent companies, allowing Winroc to further leverage its purchasing power. Winroc purchases products from over 100 different suppliers, of which the top ten provide 73% of Winroc's total supply requirements. Winroc is not reliant on any one supplier to source product within its principal product lines.

Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchasing contracts.

Transportation

Winroc's suppliers are typically responsible for arranging transportation of products from the manufacturing facility to Winroc's operating locations. Deliveries are primarily made through either common road carrier or by rail.

Winroc owns and operates a fleet of trucks and forklifts to transport the products it sells from its operating locations to customer job sites. Winroc employs full-time, part-time and seasonal drivers and stockers who deliver products. As at December 31, 2005, Winroc owned 262 trucks that vary in load capacity from 2,000 to 43,000 kg and 112 trailers that are all used as the primary delivery vehicles. In addition, Winroc operates 191 forklifts, which are used at its warehouse locations and customer job sites to load and unload product from delivery vehicles.

Employee and Labour Relations

As at December 31, 2005, Winroc had 892 employees, of which 305 were salaried and 587 were hourly employees. Approximately 67 of its employees are unionized through collective bargaining agreements at three of its operating locations, with expiry dates ranging from March 2007 to May 2008. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

Distribution of walls and ceilings construction products is a physically challenging job. Winroc is committed to a safe workplace, and maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Winroc", "Allroc", "Interior Building Supplies" ("IBS") and "Leon's Insulation" trade names, related design and certain other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Winroc.

Winroc's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business, which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

For selected historical financial information for the past five years see "Selected Financial Information – Winroc".

__Capital Expenditures__

Capital expenditures for Winroc for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2005**	**2004**[(1)]	**2003**[(1)]	**2002**[(1)]	**2001**[(1)]
Maintenance capital	**5.7**	7.1	6.1	4.9	4.6
Proceeds on dispositions	**(0.1)**	(0.2)	(0.3)	(0.2)	(0.4)
Maintenance capital expenditures, net	**5.6**	6.9	5.8	4.7	4.2
Other capital expenditures	**31.7**[(3)]	12.2[(2)]	–	–	–
Other capital proceeds	**0.2**	–	(1.1)	–	–
Other capital expenditures, net	**31.9**	12.2	(1.1)	–	–
	37.5	19.1	4.7	4.7	4.2

Notes:
(1) Winroc was acquired effective June 11, 2004. Prior years results are unaudited and provided for comparison purposes.
(2) Acquisition of IBS on December 7, 2004.
(3) Acquisition of Leon's Insulation and four Greenfield branch expansion.

Superior Energy Management
Division of Superior Plus Inc.

Superior Energy Management ("SEM"), headquartered in Mississauga, Ontario, began operations in June of 2002. SEM provides natural gas retailing services under fixed-price, term contracts, predominantly to mid-sized commercial, industrial and residential customers in Ontario. SEM also services the commercial and light industrial market in the Gaz Metropolitain franchise region in Quebec.

__Competitive Conditions__

The natural gas market in Ontario has been deregulated since 1986 and since January 2004 in Quebec for commercial and light industrial customers who consume greater than 280 gigajoules per year. Consumers are able to choose their natural gas supplier and can elect between various prices and terms. The market of supplying gas to customers is competitive, with a number of companies supplying different market sectors. The residential sector in Ontario has approximately eight suppliers, while commercial and industrial consumers have approximately 17 suppliers in Ontario and 7 in Quebec. Each competitor offers different options relating to price, term and related services. Under deregulation, consumers also have the option of having their gas supply provided by their utility company at a variable price that is adjusted on a quarterly basis and is subject to retroactive adjustments. Approximately 60% of natural gas consumers in Ontario and 95% in Quebec are still supplied by utilities, providing SEM with opportunities for customer growth.

Natural gas competes favourably with other fuel sources, such as oil, electricity and propane. Natural gas enjoys both environmental and price advantages over other fuel options. However, since gas is delivered through pipeline systems, its availability is constrained by distribution system infrastructure.

Business Operations

SEM provides fixed-price natural gas solutions for contract terms up to 5 years. In order to capture a fixed selling margin for the term of the customer contract, a fixed-price natural gas supply matching the volume and term of the customer obligation is contracted with various producers and financial counterparties. The local distribution companies (the "LDC's") are required to provide SEM with transportation, storage and distribution services to SEM's customers as well as billing and collection services.

Sales and Marketing

A detailed analysis of sales volumes and gross profit is provided in the Management's Discussion and Analysis contained in the Fund's 2005 Annual Report.

For the year-ended December 31, 2005, SEM supplied approximately 37 million Gigajoules of natural gas to 57,000 end-use customers under term, fixed-price contracts, the largest of which represented 5% of SEM's 2005 gross profit. SEM markets its gas supply service to consumers throughout Ontario and Quebec through an internal sales force and through independent sales agents. Customer contracts are registered with and administered by the LDC and, as a result, are protected from competitive sales initiatives for the term of the customer contract. The gas supply contracts have terms typically ranging from one to five years and are at a fixed price. At December 31, 2005, the weighted average remaining customer contract life was 45 months, an increase of 41% over the previous year.

Supply and Transportation

SEM currently has 12 financial and physical natural gas suppliers and contracts for gas for fixed term and price to match contractual customer requirements. SEM uses each of these suppliers to achieve diversification of its gas portfolio and to manage its volume and counter party exposure. SEM's largest supplier represented 29% of its supply commitments at December 31, 2005. SEM's supply commitments for the next five years as at December 31, 2005, are detailed in Note 15(ii) of the Fund's 2005 Annual Consolidated Financial Statements. The financial condition of each counter party is evaluated and credit limits are established to reduce SEM's exposure to the credit risk of non-performance. SEM continues to work to expand its natural gas supply counterparties.

Although customers purchase their gas supply through SEM, LDC's such as Union Energy, Enbridge Consumers Gas and Gaz Metropolitan are required on a regulated basis to distribute the gas to SEM's customers. LDC's are also required to assign SEM pipeline transportation and storage capability sufficient to service its customers under contract.

Employee and Labour Relations

As at December 31, 2005, SEM had 29 full time and 2 part-time employees. SEM also uses independent contract sales agents.

Environmental, Safety and Regulatory

SEM supplies natural gas to end-use customers. The natural gas is transported through pipeline systems by pipeline and utility companies. These pipeline and utility companies are regulated by the

National Energy Board, the Ontario Energy Board, and the Régie du Batiment and are required to maintain environmental and safety standards.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Superior Energy Management" trade name and related design. Superior's trademarks are significant as they provide SEM with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

For selected historical financial information since the commencement of SEM's operations in October 2002, see "Selected Financial Information – Superior Energy Management".

SELECTED HISTORICAL INFORMATION

SUPERIOR PROPANE

	Year Ended December 31				
(millions of dollars except litres of propane and per litre amounts)	**2005**	2004	2003	2002	2001
Litres of propane sold (millions)	**1,468**	1,546	1,625	1,688	1,733
Propane sales margin (cents per litre)	**15.8**	15.7	15.5	14.8	15.0
Revenues	**856.2**	720.2	727.1	619.0	787.5
Cost of products sold	**571.8**	433.5	436.5	328.8	486.8
Gross profit [(1)]	**284.4**	286.7	290.6	290.2	300.7
Cash operating, administrative and tax costs	**187.4**	175.1	178.4	174.5	196.7
Cash generated from operations before changes in net working capital	**97.0**	111.6	112.2	115.7	104.0
Maintenance capital expenditures, net	**2.8**	5.6	3.5	3.0	4.1
Operating distributable cash flow	**94.2**	106.0	108.7	112.7	99.9

[(1)] Includes gross profit from other service revenues.

ERCO WORLDWIDE

	Year Ended December 31				
(millions of dollars except thousands of metric tonnes ("MT") and per MT amounts)	**2005**	2004	2003	2002 [(1)]	2001 [(1)]
Total chemical sales (MT)	**787**	649	574	544	538
Average chemical selling price (dollars per MT)	**519**	571	573	611	594
Revenues	**431.6**	396.0	356.3	361.9	351.8
Cost of products sold	**224.7**	202.8	183.3	181.4	172.2
Gross profit	**206.9**	193.2	173.0	180.5	179.6
Cash operating, administrative and tax costs	**105.7**	94.3	89.2	86.6	75.2
Cash generated from operations before changes in net working capital	**101.2**	98.9	83.8	94.0	104.4
Maintenance capital expenditures, net	**8.1**	7.6	6.4	12.7	11.1
Operating distributable cash flow	**93.1**	91.3	77.4	81.3	93.3

[(1)] ERCO Worldwide was acquired effective December 19, 2002. Prior year results are unauditied and provided for comparison purposes.

JW ALUMINUM

	Year Ended December 31				
(millions of dollars except millions of pounds and per pound amounts)	**2005** [(1)]	2004 [(1)]	2003 [(1)]	2002 [(1)]	2001 [(1)]
Sales volumes (millions of pounds)	**332.6**	280.3	228.6	208.9	185.7
Gross profit (cents per pound)	**20.0**	17.7	18.5	20.8	16.2
Revenues	**546.1**	443.0	321.9	323.8	304.4
Cost of products sold	**479.2**	393.4	279.5	280.3	274.4
Gross profit	**66.9**	49.6	42.4	43.5	30.0
Cash operating, administrative and tax costs[(2)]	**10.5**	11.1	6.4	7.4	7.3
Cash generated from operations before changes in net working capital	**56.4**	38.5	36.9	36.1	22.7
Maintenance capital expenditures, net	**3.6**	5.1	8.1	9.0	2.6
Operating distributable cash flow	**52.8**	33.4	27.9	27.1	20.1

[(1)] JW Aluminum was acquired effective October 19, 2005. Prior year results are unaudited and provided for comparison purposes.

[(2)] Only tax costs associated with the period from October 19, 2005 to December 31, 2005 have been included.

WINROC

(millions of dollars)	2005	2004 [1]	2003 [1]	2002 [1]	2001 [1]
			Year Ended December 31		
Revenues	**486.6**	384.3	310.9	282.2	288.0
Cost of products sold	**368.8**	300.0	245.6	220.6	230.2
Gross profit	**117.8**	84.3	65.3	61.6	57.8
Cash operating, administrative and tax costs	**82.0**	56.4	47.4	44.6	43.5
Cash generated from operations before changes in net working capital	**35.8**	27.9	17.9	17.0	14.3
Maintenance capital expenditures, net	**5.6**	6.9	5.8	4.7	4.2
Operating distributable cash flow	**30.2**	21.0	12.1	12.3	10.1

(1) Winroc was acquired effective June 11, 2004. Prior year results are unauditied and provided for comparison purposes.

SUPERIOR ENERGY MANAGEMENT

(millions of dollars except per gigajoule ("GJ") and per GJ amounts)	2005	2004 [2]	2003 [2]	2002 [1] [2]
			Year Ended December 31	
Natural gas sold (millions of GJs)	**37**	28	21	2
Natural gas sales margin (cents per GJ)	**39.2**	47.7	38.8	22.5
Revenues	**288.4**	211.3	152.2	11.4
Cost of products sold	**273.9**	197.9	144.1	10.9
Gross profit	**14.5**	13.4	8.1	0.5
Cash operating, administrative and selling costs	**9.2**	5.7	3.6	0.6
Operating distributable cash flow	**5.3**	7.7	4.5	(0.1)

(1) Superior Energy Management commenced business operations in June 2002.

(2) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

CONSOLIDATED FINANCIALS

(millions of dollars except average number of trust units and per trust unit amounts)	2005	2004	2003	2002	2001
			Year Ended December 31		
Revenues	**2,171.4**	1,552.8	1,234.3	640.9	787.5
Gross profit	**636.1**	542.8	471.7	295.8	300.7
Operating distributable cash flow[1]	**231.4**	219.4	190.6	115.7	99.9
Distributable cash flow[1]	**187.0**	184.4	146.5	90.7	78.3
Per trust unit[1]	**$2.35**	$2.54	$2.47	$1.93	$1.71
Average number of trust units outstanding (millions)	**79.7**	72.7	59.4	46.9	45.8
Growth capital	**525.3**	126.3	129.8	579.4	2.1
Total assets[1]	**2,327.8**	1,552.1	1,445.1	1,392.8	654.9
Current and long-term debt	**624.8**	446.2	317.8	443.4	101.0

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs.

MARKET FOR SECURITIES

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security
SPF.un	Trust Units
SPF.db	8% Debentures, Series 1
SPF.db.a	8% Debentures, Series 2
SPF.db.b	5.75% Debentures
SPF.db.c	5.85% Debentures

The following table summarizes the trading activities of the Fund's securities on the TSX for the year ended December 31, 2005:

Trust units : SPF.un	High	Low	Volume
January	31.35	28.45	2,518,327
February	33.15	29.40	3,872,558
March	32.42	28.51	3,458,919
April	30.60	29.25	2,272,316
May	32.00	29.75	2,452,768
June	32.39	30.08	2,775,178
July	33.00	31.17	1,771,385
August	32.65	26.56	6,825,397
September	29.35	24.30	7,040,411
October	26.80	21.01	6,673,391
November	25.50	19.66	10,192,009
December	25.25	23.00	6,127,608
2005	**33.15**	**19.66**	**55,980,267**

Debentures, Series 1: SPF.db	High	Low	Volume
January	190.00	179.25	4,820
February	204.09	180.01	4,000
March	202.00	175.01	5,090
April	189.01	160.00	8,140
May	193.00	184.75	5,250
June	200.00	180.26	3,290
July	201.00	194.00	2,060
August	198.50	172.50	4,330
September	177.50	160.10	540
October	161.50	122.00	27,900
November	146.50	122.00	4,680
December	148.00	140.82	1,200
2005	**204.09**	**122.00**	**71,300**

Debentures, Series 2: SPF.db.a	High	Low	Volume
January	155.00	141.00	28,124
February	163.25	145.01	51,925
March	160.00	145.00	58,730
April	152.00	140.00	33,150
May	158.60	145.00	46,376
June	160.00	149.62	32,463
July	162.50	150.01	11,490

August	162.00	134.80	27,504
September	144.74	126.44	25,075
October	132.50	106.00	54,970
November	121.00	106.60	85,525
December	124.49	116.00	19,960
2005	**163.25**	**106.00**	**475,292**

5.75% Debentures:

SPF.db.b	High	Low	Volume
June	105.45	101.00	220,780
July	105.40	103.00	54,121
August	108.00	103.00	40,280
September	108.00	100.50	56,200
October	104.00	99.00	42,220
November	102.00	97.01	38,310
December	104.50	99.25	22,760
2005	**108.00**	**97.01**	**474,671**

5.85% Debentures:

SPF.db.c	High	Low	Volume
October	100.00	98.00	95,660
November	100.50	95.50	71,350
December	104.00	99.70	31,700
2005	**104.00**	**95.50**	**198,710**

ESCROWED SECURITIES

The number of securities of each class of the Fund held, to the best of the Fund's knowledge, in escrow, and the percentage that number represents of the outstanding securities of that class, are as follows:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Trust Units	472,984[(1)]	0.6%

Notes:

(1) The trust units in escrow were distributed to three senior executives of Superior pursuant to the Internalization on May 8, 2003. The escrow agent under the related escrow agreements is CIBC Mellon Trust Company of Canada. The escrow agreements are for a term of four years and provide that the trust units will be released from escrow at a rate of 25% of the original amount per year on the anniversary date of the Internalization.

DIRECTORS AND OFFICERS

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors and officers of the Company and the year each director first became a director are shown below. Each current director serves until the next annual meeting of the Fund or until a successor is elected or appointed. Unless otherwise indicated, each director and officer has been engaged for the past five years in the specified present principal occupations or in other executive capacities with the Company or firms referred to, or with affiliates, subsidiaries or predecessors thereof. In addition, unless otherwise indicated, each director listed below has been a director of the Company continuously since his initial appointment.

As at March 8, 2006, the directors and officers as a group owned, directly or indirectly 2,713,022 trust units of the Fund, representing approximately 3.2% of the Fund's outstanding trust units. The number of trust units of the Fund that each director beneficially owns, directly or indirectly, or exercises control or direction over, as at March 8, 2006, is included in the following table. The information as to the ownership or control or direction of trust units, not being within the knowledge of Superior, has been furnished by the directors individually.

Name, Province and Country of Residence	Director Since	Number of Trust Units	Principal Occupation
Grant D. Billing Alberta, Canada	1994	1,293,264 (5)(11)	Executive Chairman of Superior.
Robert J. Engbloom, Q.C. (2) Alberta, Canada	1996	17,010	Partner, Macleod Dixon LLP (law firm).
Norman R. Gish (3) Alberta, Canada	2003 (9)	22,162 (10)	President of Gish Consulting Inc. (energy industry consulting firm).
Peter A.W. Green (1)(2)(6) Ontario, Canada	1996	3,284	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company).
Allan G. Lennox (3) Alberta, Canada	1996	18,736	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald (2)(3) Ontario, Canada	2000 (7) (also, May 28/98 - Dec 11/98)	72,757 (4)(5)	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment management company).
Geoffrey N. Mackey Alberta, Canada	2000 (7) (also, Oct 8/96 - Dec 8/98)	486,235 (4)(5)	President and Chief Executive Officer of Superior.
David P. Smith (1) Ontario, Canada	1998	29,502 (4)(5)	Managing Partner of ECMI.
Peter Valentine (1) Alberta, Canada	2004	Nil	Senior Advisor to the C.E.O., Calgary Health Region (health care organization) and Senior Advisor to the Dean of Medicine, University of Calgary (educational institution)

Notes:

(1) Member of Audit Committee.

(2) Member of Governance and Nominating Committee.

(3) Member of the Compensation Committee

(4) Messrs. MacDonald, Mackey and Smith also own 54,382, 146,929 and 3,298 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.

(5) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 951,659 trust units of the Fund. Messrs. Billing and Mackey also own approximately 37% of the outstanding units of the Superior Investment Trust.

(6) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.

(7) Director of ICG Propane Inc. ("ICG") for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.

(8) The directors of Superior hold an aggregate of 765,834 options to acquire trust units.

(9) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG from December 1998 to September 2000.

(10) Mr. Gish also owns $33,000 principal amount of the Series 2 Convertible, $50,000 principal amount of 5.85% and $10,000 principal amount of 5.75% Debentures of the Fund.

(11) Mr. Billing also owns $1,000,000 principal amount of 5.85% convertible Debentures of the Fund.

(12) The Corporation does not have an Executive Committee.

Officers who are not Directors

Name and Municipality of Residence	Principal Occupation
W. Mark Schweitzer Calgary, Canada	Executive Vice-President and Chief Financial Officer.
Derren J. Newell Calgary, Canada	Vice-President, Business Process and Compliance.
Trevor G. Bell Calgary, Canada	Vice-President, Tax since August 2005 and prior thereto, Director, Corporate Tax of TransAlta Corporation, Calgary, Alberta (a power generation and wholesale marketing company).
Clint G. Warkentin Calgary, Canada	Vice-President and Treasurer since May 2005 and prior thereto, Vice-President, Credit Origination of TD Securities (a financial institution).
Theresia R. Reisch Calgary, Canada	Vice-President, Investor Relations and Corporate Secretary.
John D. Gleason Calgary, Canada	President, Superior Propane, a division of the Company since January 2006 and from April 2005 to January 2006, Senior Vice-President, Corporate Development of the Company, and prior thereto Senior Vice-President, Business Development of MDS Inc. (a global health and life sciences company).
Paul S. Timmons (1) Mississauga, Canada	President, ERCO Worldwide, a division of the Company.
Don E. Kassing Summerville, South Carolina, U.S.A.	President, JW Aluminum, a division of the Company since the acquisition of the JW Aluminum by the Company in October, 2005. Since January 2002, he has served as President and Chief Executive Officer of JW Aluminum and predecessor companies and prior thereto he served in a number of financial and operating positions with Dura Automotive and Allied Signal (Honeywell company).
Paul J. Vanderberg Calgary, Canada	President, Winroc, a division of the Company.
Gregory L. McCamus Oakville, Canada	President, Superior Energy Management, a division of the Company since September 2005 and prior thereto President, Sprint Canada Business Solutions of Sprint Canada (a telecommunications company).

Note:
(1) Mr. Timmons was an executive officer of affiliated entities of Sterling Chemicals Holdings, Inc. a Delaware Corporation that, along with such affiliated entities, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code on July 16, 2001.

AUDIT COMMITTEE

Information with respect to the Audit Committee, including its terms of reference, composition, education and experience of its members and the external auditor service fees are disclosed in the Information Circular of the Fund dated March 8, 2006, at pages 19 to 20 and pages C-1 to C-3, which information is incorporated by reference herein.

RISK FACTORS

Additional Financing

To the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments under its term credit facilities may be impaired.

Mutual Fund Trust Status

It is intended that the Fund continue to qualify as a "Mutual Fund Trust" for the purposes of the Tax Act. The Fund may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Fund as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Fund and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- By virtue of its status as a mutual fund trust, the trust units are qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans as well as registered education savings plans ("RESPs") (collectively, "Exempt Plans").
- Where at the end of any month an Exempt Plan holds trust units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the trust units at the time such trust units were acquired by the Exempt Plan. An RRSP or RRIF holding trust units that are not qualified investments would become taxable on income attributable to the trust units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold trust units that are not qualified investments may have their registration revoked by the Canada Revenue Agency.
- The Fund would be taxed on certain types of income distributed to Unitholders, including income generated from the interest on the Shareholder Notes and dividends on the Common Shares held by the Fund. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.
- Trust units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of trust units held by them.

In addition, Superior may take certain steps under the Declaration of Trust to preserve its status as a mutual fund trust, which steps may be adverse to certain holders of trust units.

Nature of Units

The trust units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The trust units represent a fractional interest in the Fund. The trust units do not represent a direct investment in Superior's business. Holders of trust units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Operating Risks and Insurance Coverage

Superior's operations are subject to the risks associated with the operations of each of its divisions. Superior is and will continue to be involved in various legal proceedings and litigation that arises in the normal course of its business. Superior maintains insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect Superior from all material expenses related to potential future claims related to the operations of its divisions or that such levels of insurance will be available in the future at economical prices.

Superior Propane

Propane Supply and Pricing
Propane is a commodity and for reasons of supply and demand the cost to Superior Propane of propane from suppliers can fluctuate significantly. Changes in propane supply costs are substantially passed through to customers but the pass through may lag in time. This results in both positive and negative fluctuations in margins.

Competition From Other Energy Sources
Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, some of which are less costly on an energy equivalent basis. While propane is usually more cost effective than electricity, electricity is a major competitor in most areas. Fuel oil is also used as a residential, commercial and industrial source of heat and in general is less costly on an equivalent energy basis, although operating efficiencies and environmental and air quality factors help make propane competitive with fuel oil. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas already exists. Other alternative energy sources such as compressed natural gas, methanol and ethanol are available or could be further developed and could have an impact on the propane industry and Superior Propane in the future. The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior Propane's sales. Demand for automotive uses is presently declining at a rate of approximately 15% to 20% per year due to the development of more fuel efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Propane commodity prices are affected by crude oil and natural gas commodity prices. Crude oil and natural gas commodity prices have recently been volatile and at historically high levels. In turn, propane commodity prices have followed similar trends. As a result, the competitiveness of propane relative to certain other energy sources may have been reduced.

Volume Variability Due to Weather Conditions
Historically, overall demand for propane has been stable. However, weather conditions and general economic conditions do affect propane market volumes. Weather influences the demand for propane primarily for heating uses. A warmer than usual winter could negatively impact Superior's Propane's profitability. In particular, temperatures during the fourth quarter of 2005 were on average across Canada, 7% warmer than the comparable prior year period and 5% warmer than the 5 year comparable period average. Warmer than normal weather trends have continued in 2006 resulting in lower than expected heating demand.

Operational Matters
Superior Propane's operations are subject to the risks associated with handling, storing and transporting propane in bulk. The potential exists for accidents to occur or equipment to fail which could result in the release of propane and any such release could result in a fire or explosion causing damage to facilities, death or injury and liabilities to third parties.

Retail Propane Industry
In addition to competition from other energy sources, Superior Propane competes with approximately 200 other retail marketers. The industry is mature, with limited growth potential. Superior Propane's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Employee Relations
Certain of Superior Propane's operations are unionized. Strikes or lockouts could restrict Superior Propane's ability to service its customers in the affected regions thereby negatively affecting the results of this division.

ERCO Worldwide

Electricity Supply
The cost of electricity is far greater than all other costs of production combined for ERCO Worldwide. Therefore, supply of electricity at reasonable prices and on acceptable terms is critical. If ERCO Worldwide is unable to obtain electricity at reasonable prices and on acceptable terms, it will have a negative impact on its results of operations. The electricity that ERCO Worldwide uses is supplied by others and may be subject to wide price fluctuations for a variety of reasons beyond ERCO Worldwide's control. The current trend towards deregulation of electric power makes short-term future costs for electric power uncertain in certain jurisdictions in which this division operates. There is no assurance that ERCO Worldwide will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Environment
ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of substances classified as hazardous or toxic and which are regulated by federal, provincial and international environmental legislation, protocols and treaties that restrict or prohibit the release of substances into the environment in accumulations that may cause an adverse effect on the environment, human health or property. In addition, provincial legislation requires that when facility sites are decommissioned, they must be reclaimed to the satisfaction of landowners and regulatory authorities. Facility operations that do not meet regulatory standards or operate contrary to legislative provisions may result in the imposition of fines, penalties and suspension of operations. Some environmental permits required for operations of ERCO Worldwide are subject to periodic renewal

and can be revoked or modified for cause or when new or revised environmental requirements are implemented.

An environmental risk associated with ERCO Worldwide's chemicals production facilities relates to permitted emissions limits. If in the future it is determined that emissions do not meet required standards, regulatory requirements may be imposed to reduce emissions to acceptable levels which may require capital investment.

Regulatory
ERCO Worldwide's operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect ERCO Worldwide.

Operational Matters
The operations of ERCO Worldwide are subject to the risks normally incident to the handling, production, transportation and disposal of chemical products. ERCO Worldwide's facilities produce large volumes of chemicals, using equipment with fine tolerances. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

Competition
ERCO Worldwide, one of four global sodium chlorate producers, competes with three other large chemical producers on a worldwide basis. This division also competes with a number of smaller regional producers. Key competitive factors include, price, product quality, logistics capability, reliability of supply and technical capability and service. This competition may have an adverse effect on the results of this division.

Foreign Currency Exchange
Some of the revenue of ERCO Worldwide is generated from contracts denominated in U.S. dollars and the majority of ERCO Worldwide's expenses and capital costs are incurred in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollar will therefore give rise to foreign currency exposure and may have a negative impact on ERCO Worldwide. ERCO Worldwide manages such risk in part by entering into hedge contracts with external third parties and internally with other divisions.

Employee Relations
Approximately half of ERCO Worldwide's employees are unionized. Strikes or lockouts could restrict ERCO Worldwide's ability to produce sodium chlorate and its other products thereby negatively affecting the results of the division.

JW Aluminum

Competition
The market in which JWA operates is highly competitive. JWA competes primarily on the basis of price, product quality, ability to meet customer demands, product selection, efficiency, customer service and technical support. Some of JWA's competitors have greater capital resources, more

efficient technologies, or may have lower raw material and energy costs and may be able to sustain longer periods of price competition.

Increased competition could cause a reduction in JWA's shipment volumes and profitability or increase its expenditures, any one of which could have a material adverse effect on its financial results.

In addition, the end-use markets for certain flat-rolled aluminum products are highly competitive. Aluminum may be substituted with other materials, such as steel, plastic, composite material and glass, among others, for various applications, including in the automotive end-use markets. In the past, customers have demonstrated a willingness to substitute other materials for aluminum. The willingness of customers to accept substitutes for aluminum products could have a material adverse effect on JWA's financial results.

Economy
Certain end-use markets for aluminum rolled products, such as the construction and industrial and transportation markets, experience demand cycles that are correlated to the general economic environment which is outside of JWA's control. A recession or a slowing of the economy in any of the geographic segments in which JWA operates or a decrease in manufacturing activity in industries such as HVAC, automotive, construction and packaging and consumer goods, could have a material adverse effect on JWA's financial results. JWA cannot predict the timing, extent and duration of the economic cycles in the markets in which its customers operate.

Seasonal
The construction industry is seasonal and, as a result, demand for flat-rolled aluminum products in the construction industry is seasonal. JWA's quarterly financial results could fluctuate as a result of climate changes, and prolonged periods of cold weather in the areas in which JWA's customers conduct their business could have a material adverse effect on JWA's financial results.

Environmental
JWA is subject to a broad range of environmental, health and safety laws and regulations. Such laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination and working conditions for JWA's employees. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites and installation of pollution control facilities, can be significant. Changes in these laws and regulations could result in additional compliance costs which could be significant. In addition, these laws and regulations may also result in substantial environmental liabilities, including liabilities associated with past activities. JWA establishes reserves for potential environmental liabilities where it is appropriate to do so, however, predicting the existence or cost of potential environmental liabilities or remediation costs is difficult, and, as a result, any reserves established could ultimately be inadequate.

Some of JWA's current and potential operations are located or could be located in or near communities that may regard such operations as having a detrimental effect on their social and economic circumstances. Should this occur, the consequences of such a development may have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such developments may adversely affect JWA's ability to expand or enter into new operations in such locations or elsewhere.

JWA uses a variety of hazardous materials and chemicals in its production processes. In the event that any of these substances or related residues proves to be toxic, JWA may be liable for certain costs, including, among others, costs for health-related claims or removal or retreatment of such substances.

Availability of Raw Materials

Prices for the raw materials required by JWA are subject to continuous volatility and may increase from time to time. Although JWA's sales are made on the basis of a "margin over metal price", and JWA is therefore not directly exposed to fluctuations in primary aluminum prices, if primary aluminum prices increase significantly, JWA's working capital requirements would increase and demand for JWA's products could decline as some of JWA's customers could decide to substitute other materials for its products. Changes in availability and pricing of scrap aluminum relative to primary aluminum pricing could have an adverse impact on financial results. In addition, if costs of raw materials other than aluminum increase, JWA may not be able to pass on the entire cost of the increases to its customers or offset fully the effects of these higher raw material costs through productivity improvements. Any one of these factors could have an adverse effect on JWA's financial results.

Energy Supplies

JWA consumes substantial amounts of energy in its production processes. A number of factors could materially adversely affect its energy position including: increases in costs of natural gas; significant increases in costs of supplied electricity or fuel oil related to transportation; interruptions in energy supply due to equipment failure or other causes; and the inability to extend energy supply contracts upon expiration on economical terms. If energy costs were to rise, or if energy supplies or supply arrangements were disrupted, it could have an adverse effect on JWA's financial results.

Disruption of Operations

Breakdown of equipment or other events, including catastrophic events such as war or natural disasters, leading to production interruptions in JWA's facilities could have a material adverse effect on its financial results. Further, since many of its customers are dependent on planned deliveries from its facilities, customers that have to reschedule their own production due to JWA's missed deliveries could pursue financial claims against it. JWA may incur costs to correct any of these problems or to defend these claims and could also lose customers or suffer damage to its reputation among actual and potential customers, potentially resulting in a loss of business. While JWA maintains insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of its losses and it could incur uninsured losses and liabilities arising from such events, including damage to its reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on its financial results.

Customer Concentration

JWA's ten largest customers accounted for approximately 42% of JWA's total sales in 2005, with no single customer accounting for more than 7% of JWA's total sales. A significant downturn in the business or financial condition of JWA's significant customers could materially adversely affect JWA's results of operations. In addition, if JWA's existing relationships with significant customers materially deteriorate or are terminated in the future and JWA is not successful in replacing business lost from such customers, its results of operations could be adversely affected. The contracts under which JWA supplies its customers are subject to renewal, renegotiation or re-pricing at periodic intervals. A failure to successfully renew, renegotiate or re-price such agreements could result in a reduction or loss in customer purchase volume or revenue, and if JWA is not successful in replacing business lost from such customers, its results of operations could be adversely affected. The markets in which JWA operates are competitive and customers may seek to consolidate supplier relationships or change suppliers to accrue cost savings and other benefits.

Employee Relations
Approximately 185 of JWA's employees are unionized with a collective bargaining agreement that expires in June 2010. Although no disruptions are currently anticipated, labour disruptions could restrict JWA's ability to service its customers thereby negatively affecting the results of its business.

Winroc

Competition
The speciality walls and ceilings distribution business is a local, relationship based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Competition may have an adverse effect on the results of this division.

Supply and Pricing
Demand for walls and ceilings buildings materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction and office/commercial space turnover. Winroc's sales are moderately seasonal, consistent with new construction and renovation market activity with approximately 53% of revenues generated in the second and third quarters. Winroc has minimal control over the wholesale product cost in its industry but changes in product costs are substantially passed through to customers but the pass through lags, in time, the change in supply cost and therefore may not reflect the full change. This results in both positive and negative fluctuations in margins.

Health and Safety
Distribution of walls and ceilings construction products is a physically challenging job. As a result, Winroc is exposed to risks associated with workplace injuries and accidents. Winroc manages this risk by attempting to maintain safe working practices through proper procedures and direction.

Employee Relations
Approximately 8% of Winroc's employees are unionized. Strikes or lockouts could affect Winroc's ability to service its customers in the affected regions thereby negatively affecting the results of the division.

Superior Energy Management

Supply and Third Party Credit
Superior Energy Management resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. Superior Energy Management transacts with 12 financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of its obligations to Superior Energy Management. However, the financial condition of each counterparty is evaluated and credit

limits are established to minimize Superior Energy Management's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched, however, this is monitored daily in compliance with Superior Energy Management's risk management policy.

Balancing

Superior Energy Management purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas of its customers. Depending on a number of factors, including weather and customer attrition, customer natural gas consumption may vary from the volume purchased. This variance which must be reconciled and settled at least annually and may require Superior Energy Management to purchase or sell natural gas at market prices which may have an adverse impact on the results of this division. To mitigate potential balancing risk, Superior Energy Management accrues estimated balancing costs on an ongoing basis.

Regulatory

Superior Energy Management operates in the highly regulated natural gas industry in the provinces of Ontario and Quebec. Changes to existing legislation could impact this division's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of Superior Energy Management, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or change to these rules could have a significant adverse effect on the results of this division.

Competition

The gas distribution business is competitive and many of Superior Energy Management's competitors have greater financial and other resources than Superior Energy Management. Such competition may have an adverse effect on the results of this division.

Additional Business Risks

In addition, the business risks contained in the Fund's most recent Management's Discussion and Analysis are hereby incorporated by reference herein.

TRANSFER AGENT AND REGISTRAR

The Fund's transfer agent and registrar for all its publicly traded securities is Computershare Trust Company of Canada with offices in Calgary and Toronto.

EXPERTS

Deloitte & Touche LLP is the auditor of the Fund and the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

MATERIAL CONTRACTS

The material contracts of the Fund that were entered into during the most recently completed financial year or contracts entered into prior thereto which are still material and in effect, other than contracts entered into in the ordinary course of business, are the Declaration of Trust, the Administration Agreement, the Note Indenture and the Stock Purchase Agreement. Particulars of each of these contracts are disclosed elsewhere in this Annual Information Form. See "Corporate Structure -

Superior Plus Income Fund", "General Development of the Company and the Fund - Three Year History", and "Capital Structure - Trust Units and Declaration of Trust and Shareholder Notes".

DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by reference in the Annual Information Form can be found on SEDAR under the Fund's profile at *www.sedar.com.*

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions and audit committee information, where applicable, is contained in the Information Circular of the Fund dated March 8, 2006. Also, additional financial information is included in the Consolidated Financial Statements and MD&A of the Fund for the year ended December 31, 2005, which are included in the Fund's 2005 Annual Report as filed with the applicable Canadian regulatory authorities. These documents are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta, T2P 3H5. Additional information relating to the Company can also be found on SEDAR.

The Fund will provide to any person, upon request to the Secretary of Superior at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta, T2P 3H5:

(a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

  (i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

  (ii) one copy of Consolidated Financial Statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

  (iii) one copy of the Fund's Information Circular for its most recent annual meeting of Unitholders that involved the election of directors; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a) (i), (ii) and (iii) above, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Superior Plus Income Fund

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4 Avenue SW, Calgary, Alberta, Canada on Wednesday, May 3, 2006, at 2:00 p.m. (Calgary time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2005, and the auditors' report thereon;

(2) to elect nine (9) directors of Superior Plus Inc.;

(3) to appoint auditors of the Fund; and

(4) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 8th day of March, 2006.

By order of the Board of Directors
of Superior Plus Inc.

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 2:00 p.m. (Calgary time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

SUPERIOR PLUS INCOME FUND
FORM OF PROXY
for the May 3, 2006 Annual Meeting of Unitholders

This proxy is solicited by Superior Plus Inc.

The undersigned Unitholder of Superior Plus Income Fund (the "Fund") hereby appoints Grant D. Billing or, failing him, Theresia R. Reisch or, instead of any of them____ as proxy holder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Annual Meeting of Unitholders of the Fund (the "Meeting") to be held on May 3, 2006, and at any adjournment thereof (notice of which Meeting, with the accompanying Information Circular of the Fund dated March 8, 2006 (the "Information Circular"), has been received by the undersigned), in the same manner, to the same extent and with the same powers as if the undersigned were there present and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

(1) To elect as a director:

Grant D. Billing	☐ **FOR**	☐ **WITHHOLD VOTE**
Robert J. Engbloom, Q.C.	☐ **FOR**	☐ **WITHHOLD VOTE**
Norman R. Gish	☐ **FOR**	☐ **WITHHOLD VOTE**
Peter A.W. Green	☐ **FOR**	☐ **WITHHOLD VOTE**
Allan G. Lennox	☐ **FOR**	☐ **WITHHOLD VOTE**
James S.A. MacDonald	☐ **FOR**	☐ **WITHHOLD VOTE**
Geoffrey N. Mackey	☐ **FOR**	☐ **WITHHOLD VOTE**
David P. Smith	☐ **FOR**	☐ **WITHHOLD VOTE**
Peter Valentine	☐ **FOR**	☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such election.

(2) On the appointment of Deloitte & Touche LLP as auditor of the Fund:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such appointment.

(3) In the proxy holder's discretion, to vote on any amendments or variations to the matters identified in the Notice of the Meeting and accompanying Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the proxy holder may see fit. The undersigned hereby agrees to ratify and confirm all that such proxy holder may do by virtue hereof.

On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in this form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification made in this proxy.

The undersigned hereby revokes any form of proxy previously given.

Please mark, sign, date and return the proxy promptly using the enclosed envelope. See Notes on the reverse side.

Signature: ____________________________

Name of Unitholder: ____________________________
(please print)

Date: ____________________________

NOTES:

(1) This form of proxy must be signed and dated. If not dated by the Unitholder, the form of proxy will be deemed to bear the date on which it was mailed to the Unitholder.

(2) The Unitholder should sign his name in the form in which his trust units are registered. The form of proxy must be executed by the Unitholder or the Unitholders' attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. A copy of any such authorization should accompany the form of proxy. Persons signing as executors, administrators, trustees, etc., should so indicate.

(3) **A Unitholder has the right to appoint a person, who need not be a Unitholder, other than any of the persons designated in this form of proxy to attend and act on his behalf at the Meeting. This right may be exercised by inserting such other person's name in the blank space provided for that purpose herein or by completing another form of proxy. Such Unitholder should notify the nominee of this appointment, obtain his consent to act as proxy holder and instruct him on how the Unitholder's trust units are to be voted.**

(4) Unitholders who do not expect to attend the meeting in person are requested to send a duly completed form of proxy to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, for receipt not later than 2:00 p.m. (Calgary time) on the business day immediately preceding the date of the Meeting or any adjournment thereof to be valid for use at the Meeting or any such adjournment.

(5) Your name and address are recorded as indicated. Please report any change.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus
Income Fund

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4 Avenue SW, Calgary, Alberta, Canada on Wednesday, May 3, 2006, at 2:00 p.m. (Calgary time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2005, and the auditors' report thereon;

(2) to elect nine (9) directors of Superior Plus Inc.;

(3) to appoint auditors of the Fund; and

(4) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 8th day of March, 2006.

By order of the Board of Directors
of Superior Plus Inc.

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 2:00 p.m. (Calgary time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

Information Circular Table of Contents

Non-GAAP Measures

The terms "distributable cash flow" and "operating distributable cash flow" are used in this information circular. Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the 2005 Annual Consolidated Financial Statements of Superior Plus Income Fund for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Superior Plus Income Fund

2820, 605 – 5th Avenue SW
Calgary, Alberta T2P 3H5

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by Superior Plus Inc. ("Superior") for use at the annual meeting (the "Meeting") of unitholders ("Unitholders") of Superior Plus Income Fund (the "Fund") called for May 3, 2006. This Information Circular and a form of proxy will be mailed on or about March 28, 2006, to the Unitholders of record on March 15, 2006. Information contained herein is given as of March 8, 2006, unless otherwise specifically stated.

PROXIES

It is expected that the solicitation of proxies from the Unitholders for use at the Meeting will be primarily by mail, but proxies may also be solicited personally by the directors and officers of Superior. The cost of this solicitation will be borne by Superior.

Each of the persons named in the enclosed form of proxy to represent Unitholders at the Meeting is a director or officer of Superior. **Each Unitholder has the right to appoint some other person to represent him/her at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a Unitholder at the Meeting need not be a Unitholder.

In order to be valid for use at the Meeting or any adjournment thereof, a duly completed proxy must be received by Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 2:00 p.m. (Calgary time) on the business day immediately preceding the day of the Meeting or any such adjournment. A Unitholder who has given a proxy may revoke it by depositing a form of revocation of proxy, signed by the Unitholder or by the Unitholder's attorney authorized in writing, at the registered office of the Fund at the address shown above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Alternatively, the Unitholder may revoke the proxy and may vote in person, as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy, by depositing such form of revocation of proxy with the Chairman of the Meeting at the Meeting or any adjournment thereof, or the Unitholder may revoke the proxy in any other manner permitted by law.

On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specifications made in the proxy. **If a specification is not made with respect to any matter, the trust units will be voted FOR the election of nine directors as specified in this Information Circular and FOR the appointment of Deloitte & Touche LLP as auditor of the Fund as set forth in this Information Circular.**

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the notice of the Meeting and with respect to any other matters which may properly come before the Meeting. Management of Superior knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold trust units in their own name. Unitholders who do not hold their trust units in their own name (referred to herein as "beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of trust units can be recognized and acted upon at the Meeting. If trust units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those trust units will not be registered in the Unitholder's name on the records of the Fund. Such trust units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting trust units for their clients. The Fund does not know for whose benefit the trust units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Unitholders in order to ensure that their trust units are voted at the Meeting. Often, the form of proxy supplied to a beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scanable Voting Instruction Form in lieu of the form of proxy. The beneficial Unitholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the beneficial Unitholder can follow specific telephone or other voting procedures to vote the trust units held by the beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of trust units to be represented at the Meeting. A beneficial Unitholder receiving a Voting Instruction Form from ADP cannot use that Voting Instruction Form to vote trust units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP, or the alternate voting procedures must be completed, well in advance of the Meeting in order to have the trust units voted.

Although a beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting trust units registered in the name of his or her broker (or agent of the broker), a beneficial Unitholder may attend at the Meeting as proxyholder for the registered Unitholder and vote the trust units in that capacity. Beneficial Unitholders who wish to attend at the Meeting and indirectly vote their trust units as proxyholder for the registered Unitholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

Only persons who are holders of record of trust units of the Fund on March 15, 2006 shall be entitled to attend the Meeting and to vote thereat. On March 8, 2006, the Fund had 85,528,700 trust units outstanding. Holders of trust units are entitled to one vote for each trust unit held at all meetings of

Unitholders of the Fund. A quorum at the Meeting will consist of at least two Unitholders present in person or represented by proxy and representing not less than 10 percent of the trust units entitled to be voted at the Meeting.

To the best of the knowledge of the directors and officers of Superior, no person beneficially owns, directly or indirectly, or exercises control or direction over trust units carrying more than 10 percent of all the votes attached to the outstanding trust units of the Fund.

ELECTION OF DIRECTORS

Pursuant to the terms of the Amended and Restated Administration Agreement dated October 7, 2003, the Fund delegated to Superior the exclusive authority to manage the operations and affairs of the Fund. As a result, the board of directors of Superior (the "Board of Directors" or the "Board") is responsible for the administration of the affairs of the Fund and for managing the business and affairs of Superior. The Board currently consists of nine members each of which, in accordance with the governing documents of the Fund, shall be elected by the Unitholders of the Fund.

At the Meeting, the Unitholders will be asked to elect the persons listed in the following table as directors of Superior. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution. Each of the proposed nominees has consented to be named in this Information Circular and to serve as a director of Superior if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a director, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors of Superior, (if such information has not been previously disclosed in an information circular of the Fund) and the year each current director first became a director, are shown below. Each current director was appointed to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise indicated, each director listed below has been a director of Superior continuously since his or her initial appointment.

As of March 8, 2006, the directors as a group owned, directly or indirectly, 1,942,950 trust units of the Fund, representing approximately 2.3% of the outstanding trust units. The number of trust units of the Fund that each director beneficially owns, directly or indirectly, or exercises control or direction over, as of March 8, 2006 is included in the table below. The information as to the ownership or control or direction of trust units, not being within the knowledge of Superior, has been furnished by the directors and nominees individually.

Name, Province and Country of Residence	Director Since	Number of Trust Units	Principal Occupation
Grant D. Billing Alberta, Canada	1994	1,293,264 (5)(11)	Executive Chairman of Superior.
Robert J. Engbloom, Q.C. (2) Alberta, Canada	1996	17,010	Partner, Macleod Dixon LLP (law firm).

Name, Province and Country of Residence	Director Since	Number of Trust Units	Principal Occupation
Norman R. Gish [3] Alberta, Canada	2003 [9]	22,162 [10]	President of Gish Consulting Inc. (energy industry consulting firm).
Peter A.W. Green [1][2][6] Ontario, Canada	1996	3,284	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company).
Allan G. Lennox [3] Alberta, Canada	1996	18,736	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald [2][3] Ontario, Canada	2000 [7] (also, May 28/98 - Dec 11/98)	72,757 [4][5]	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment management company).
Geoffrey N. Mackey Alberta, Canada	2000 [7] (also, Oct 8/96 - Dec 8/98)	486,235 [4][5]	President and Chief Executive Officer of Superior.
David P. Smith [1] Ontario, Canada	1998	29,502 [4][5]	Managing Partner of ECMI.
Peter Valentine [1] Alberta, Canada	2004	Nil	Senior Advisor to the C.E.O., Calgary Health Region (health care organization) and Senior Advisor to the Dean of Medicine, University of Calgary (educational institution).

Notes:

(1) Member of Audit Committee.
(2) Member of Governance and Nominating Committee.
(3) Member of the Compensation Committee
(4) Messrs. MacDonald, Mackey and Smith also own 54,382, 146,929 and 3,298 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.
(5) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 951,659 trust units of the Fund. Messrs. Billing and Mackey also own approximately 37% of the outstanding units of the Superior Investment Trust.
(6) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.
(7) Director of ICG Propane Inc. ("ICG") for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.
(8) The directors of Superior hold an aggregate of 765,834 options to acquire trust units.
(9) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG from December 1998 to September 2000.
(10) Mr. Gish also owns $33,000 principal amount of the Series 2 Convertible, $50,000 principal amount of 5.85% and $10,000 principal amount of 5.75% Debentures of the Fund.
(11) Mr. Billing also owns $1,000,000 principal amount of 5.85% Convertible Debentures of the Fund.
(12) The Corporation does not have an Executive Committee.

Independence of Board and Committee Members

Director independence was determined by the Board based on the definition of independence in NI 51-110 – Audit Committees, as amended effective June 30, 2005 (the "Audit Committee Rule"), which is incorporated by reference in NI 58-101 – Disclosure of Corporate Governance Practices (the "Corporate Governance Rule") and NP 58-201 – Corporate Governance Guideline (the "Corporate Governance Policy").

Of the nine Board members, seven are independent. Messrs. Billing, Executive Chairman and Mackey, President and Chief Executive Officer, are inside directors. Mr. Green serves as Lead Director to ensure greater independence of the Board from management.

All members of the Audit Committee, Governance and Nominating Committee, and the Compensation Committee are independent. All members of the Audit Committee are independent under additional regulatory requirements for audit committee members.

Director	Independent		Audit Committee	Governance and Nominating Committee	Compensation Committee
	Yes	No			
Grant D. Billing Executive Chairman		✓			
Robert J. Engbloom, Q.C.[1]	✓			✓	
Norman R. Gish	✓				Chair
Peter A.W. Green Lead Director	✓		✓	Chair	
Allan G. Lennox	✓				✓
James S.A. MacDonald	✓			✓	✓
Geoffrey N. Mackey		✓			
David P. Smith	✓		Chair		
Peter Valentine	✓		✓		

Note:
(1) The Board has considered the circumstances of Mr. Engbloom, a partner in a law firm that provides legal services to Superior and the Fund and determined that he meets the independence requirements of the Corporate Governance Rule, other than for purposes of membership on the Audit Committee.

Other Public Company Directorships/Committee Appointments

Director	Other Public Company Directorships	Committee Appointments
Grant D. Billing	Provident Energy Ltd.	Member of Governance and HR Committee
	Capitol Energy Resources Ltd.	Member of Audit Committee Member of Governance and HR Committee
Robert J. Engbloom, Q.C.[1]	None	None
Norman R. Gish	Falconbridge Limited	Member of Corporate Governance Committee
	Provident Energy Ltd.	Member of Corporate Governance Committee
	Railpower Technologies Corp.	Chairman of the Board Member of Governance and Human Resources Committee
Peter A.W. Green	Patheon Inc.	Chairman of the Board
	Gore Mutual Insurance Company[2]	Chair of Audit Committee
Allan G. Lennox	None	None

Director	Other Public Company Directorships	Committee Appointments
James S.A. MacDonald	VFC Inc.	Chairman of the Board Member of Audit Committee Chair of Compensation Committee Member of Corporate Governance Committee
	Rogers Sugar Income Fund	Trustee Chair of Audit Committee Member of Human Resources and Compensation Committee
	Capitol Energy Resources Ltd.	Member of Audit Committee Chair of Governance Committee
	MDS Inc.	Member of Audit Committee
Geoffrey N. Mackey	None	None
David P. Smith	Jannock Properties Limited	Member of Audit Committee
	Creststreet Kettles Hill Windpower General Partner Limited	
Peter Valentine	Fording Canadian Coal Trust	Trustee Member of Audit Committee Member of Governance Committee
	Livingston International Income Fund	Trustee Chair of Audit Committee
	PrimeWest Energy Trust	Trustee Chair of Audit Committee
	ResMor Trust Company[(2)]	Chair of Audit Committee

Notes:

(1) Bob Engbloom acts as Secretary to Bow Valley Energy Ltd., CE Franklin Ltd., and subsidiaries of Cyries Energy Inc.

(2) Regulated by the Office of the Superintendent of Financial Institutions; not a public issuer.

Compensation of Directors and Trustee

The compensation payable to the directors of Superior (with the exception of Mr. Mackey who does not receive compensation for his role as director) is as follows:

Directors:	Annual retainer	$20,000
	Lead Director retainer[(1)]	35,000
	Attendance per meeting	1,500
	Teleconference fee	750
Committees:	Annual retainer	$3,000
	Committee Chair retainer[(1)]	5,000
	Attendance per meeting – Chair	2,000
	Attendance per meeting – non-Chair	1,500
	Teleconference fee	750

Note: (1) In addition to annual retainer.

Outside directors are eligible to participate in the Trust Unit Incentive Plan (the "TUIP") and received 10,000 options each in 2005 (10,000 each in 2004) under the terms of the TUIP. The directors do not participate in the Management Trust Unit Purchase Plan. Each director of Superior is compensated for all reasonable out-of-pocket expenses incurred incidental to attending Board/committee meetings. For the 2005 fiscal year, $61,393 was reimbursed to the directors for such out-of-pocket expenses.

The following table sets out the aggregate retainer and attendance fees paid to each director during 2005.

Name and Board Position	Board Retainer	Committee Chair/ Committee Retainer	Board Attendance	Committee Attendance	Total
Grant D. Billing Executive Chairman	$20,000	$ –	$11,250	$ –	$31,250
Robert J. Engbloom, Q.C.	20,000	3,000	11,250	6,000	40,250
Norman R. Gish Chair, Compensation Committee	20,000	4,250	11,250	6,500	42,000
Peter A.W. Green Lead Director Chair, Governance & Nominating Committee	55,000	8,000	10,500	9,500	83,000
Allan G. Lennox	20,000	3,000	11,250	6,000	40,250
James S.A. MacDonald	20,000	3,750	11,250	7,500	42,500
David P. Smith, Chair, Audit Committee	20,000	8,000	11,250	8,000	47,250
Peter Valentine	20,000	3,000	11,250	6,000	40,250
Total Fees paid for 2005:					**$366,750**

Computershare Trust Company of Canada ("Computershare") was appointed the trustee of the Fund on October 7, 2003. For 2005, Computershare received an annual fee of $12,000 for its services as trustee of the Fund.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Superior maintains directors' and officers' liability insurance for the directors and officers of Superior as well as for the trustee of the Fund. Under this insurance, the insurer pays, on behalf of Superior or the Fund, for losses for which each of these entities indemnifies its directors, officers or trustees and, on behalf of such persons, for losses which are suffered during the performance of their duties, which are not indemnified by Superior or the Fund.

The premium for this insurance for the period of November 1, 2004 to November 1, 2005 was US$149,400, which premium was paid by Superior. The aggregate annual insurance coverage during this period was limited to US$35,000,000 with a corporate deductible of US$2,000,000 on each loss and no individual deductible. For the November 1, 2005 to November 1, 2006 renewal period, Superior renewed its coverage on the same terms at a cost of US$175,000.

APPOINTMENT OF AUDITOR

At the Meeting, the Unitholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Fund. Deloitte & Touche was first appointed auditor of the Fund effective August 2, 1996. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution.

PERFORMANCE GRAPH

The following graph illustrates changes from December 31, 2001 to December 31, 2005, in cumulative return to Unitholders of an investment in the trust units of the Fund compared to the cumulative total return on the Standard & Poors/TSX Composite Total Return Index ("TSX") and the cumulative total return of the Income Trust Index designed by Scotia Capital ("SCM.IU"), assuming the reinvestment of cash distributions.


400
300
200
100
0
SPF.UN
TSX
SCM.IU
31-Dec-00
31-Dec-01
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05

	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05
SPF.UN	100	120	157	226	290	247
TSX	100	87	77	97	111	138
SCM.IU	100	124	140	194	249	322

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

Prior to November 2, 2005, the Governance and Human Resources Committee had oversight responsibilities for monitoring and assessing Superior's human resources policies and procedures, including its compensation and incentive programs. The Committee consisted of four independent directors, namely Messrs. Green (Chair), Engbloom, Lennox and MacDonald. At its strategy session on August 9, 2005, the Board reviewed its governance processes and altered its mandates and, effective November 2, 2005, the structure and membership of its committees, to further enhance its governance framework and processes. As a result, the Compensation Committee now has oversight responsibility in relation to human resources, compensation and pension matters of Superior. The Compensation Committee consists of three independent directors, namely Messrs. Gish (Chair), Lennox and MacDonald. The role of the Committee includes making recommendations to the Board with respect to key compensation and human resources policies and executive compensation, as well as executive management succession and development. The Committee also evaluates the performance of the CEO and recommends his compensation for approval by the independent directors of the Board. The mandate of the Compensation Committee is posted on the Fund's website at www.superiorplus.com, under "Company Information".

Report on Executive Compensation

Superior's executive compensation programs focus on rewarding performance and contributions to the achievement of corporate and divisional goals and objectives. The programs reflect a total compensation philosophy for all employees. The guiding principle is to align the employees' and executives' interests with those of the Unitholders of the Fund. To this end, base salaries and benefit programs are competitive and market-based within the industries from which Superior recruits, and are targeted at the median. Incentive programs act as the lever that enables executives and employees to be compensated above that level. The incentive programs are designed to reward performance at the corporate level and at the divisional level of Superior's businesses depending on the executives position within the organization. Sustained strong performance is rewarded through the short and long-term incentive plans with compensation that can, in these circumstances, exceed the executive's annual base salary. The compensation of Grant D. Billing, Executive Chairman, Geoffrey N. Mackey, President and Chief Executive Officer, W. Mark Schweitzer, Executive Vice-President and Chief Financial Officer, Paul S. Timmons, President of ERCO Worldwide, and Paul J. Vanderberg, President of Winroc, (collectively, the "Named Executive Officers" or "NEO's") is determined by the Compensation Committee, which reviews each NEO's performance and compensation on an annual basis. The compensation package for officers and senior employees, including the NEO's, has three components: (a) base salary and benefits; (b) annual bonus program; and (c) long-term incentive and retention programs.

Base Salary

In determining base salaries, Superior and its divisions review confidential competitive data obtained from third-party consultants in order to compare the compensation programs with other companies whose operations, general business activities and number of employees are similar. The base pay for each employee, including that of each NEO is targeted at the median or middle of the market place and is compared to other employees and executive officers to ensure internal equity.

Benefit plans provided by Superior and its divisions in the form of group life, health and medical, pension/savings plan and other benefits are available to all salaried and to a majority of hourly employees. These are competitive and targeted at the median.

Annual Bonus Program

The annual bonus program rewards senior employees for their contribution to the overall performance of Superior and in the case of the divisional employees to the performance of their respective division. The principle performance measure for employees at Superior's corporate office is based on targets that award the increase in distributable cash flow per trust unit over the previous year. The actual annual bonus for corporate employees is based on the level within the organization and ranges between 0% and 100% of base salary. The divisional bonus plans for Superior Propane, ERCO Worldwide, JW Aluminum and Winroc, which are similar in concept, are designed to award the achievement of certain operating distributable cash flow targets. If such targets are met, payout levels range from 0% to 100% of base salary, depending on the employee's position within the division. Employees of Superior Energy Management receive a bonus based on a percentage of the division's operating distributable cash flow. The Compensation Committee and the Board of Directors, at their discretion, may further adjust the amount of the incentive bonus. The 2005 annual bonus for each NEO was based on these performance measures.

Long-term Incentive and Retention Programs

To align the interests of senior officers and employees of Superior with the interests of Unitholders, and to focus on long-term value creation and growth, Superior maintains the following programs (a) Trust Unit Incentive Program ("TUIP") for outside directors, officers and senior employees at the corporate level, (b) Phantom Option Plan ("POP") for officers and senior employees of ERCO Worldwide, JW Aluminum, Superior Propane, and Winroc, (c) Management Trust Unit Purchase Plan ("MTUPP") for officers and senior employees at the corporate and all divisional levels, and (d) Senior Executive Retention Program ("SERP").

The TUIP was established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options are granted annually and have an exercise price equal to the market price at the time of grant. Currently, options have a five-year term and 20% of the options vest immediately and an additional 20% vest annually over the next four years. Eligibility is currently restricted to directors, senior corporate officers and employees. The eligibility and number of options such persons are entitled to receive under the TUIP are considered periodically by the Board. Of the NEO's, only Mr. Mackey received a grant of options during 2005.

The POP was established effective January 1, 2003 with respect to senior employees of Superior Propane and ERCO, on June 11, 2004 for senior employees of Winroc, and on March 8, 2006 for senior employees of JW Aluminum, to encourage and reward officers and senior employees of Superior's divisions for long-term, sustainable value creation within their divisions. The POP has features similar to those of the TUIP, except that a phantom unit simulates the market value of the respective division, which is determined and approved by the Board on a quarterly basis. POP grants have a four-year term and 33.3% of the phantom options vest on each of the first, second and third anniversaries of the date of grant. Upon exercise of phantom options, holders are entitled to receive a cash payment equal to the increase in the value of the notional units of the division from the date of the grant, if any, multiplied by the number of phantom options exercised. Of the NEO's, Messrs. Timmons and Vanderberg participated in the POP during 2005.

The MTUPP was first established in January of 1999 to further improve management's alignment with Unitholders. Participation in the MTUPP is strictly voluntary. Under the terms of the MTUPP, participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the Trust Unit purchases. Superior guarantees up to 66% of the loan amount with the trust units pledged as security for such indebtedness. During 2005, the loan amounts were limited to $125,000 annually to a maximum exposure of $375,000, with the exception of loan amounts for the corporate senior vice-president level of $500,000 initially, $250,000 annually to a maximum exposure of $1,000,000. During 2005, none of the NEO's participated with an additional loan amount. Messrs. Billing, Mackey and Schweitzer are not eligible to participate in the MTUPP.

The SERP was established as part of Superior's internalization transaction (the "Internalization") on May 8, 2003 to promote the long-term retention of Messrs. Billing, Mackey and Schweitzer as management of Superior. Pursuant to the terms of the employment agreements between each of these senior executives and Superior and the Fund, Superior advanced Messrs. Billing, Mackey and Schweitzer, $2,500,000, $2,500,000 and $1,500,000, respectively, by way of non-interest bearing limited recourse loans which the executives used to purchase an aggregate of 325,000 trust units of the Fund. The loans must be repaid in installments of 40% on the first anniversary of the employment agreements and 20% on each subsequent anniversary. The executives receive a bonus payment equal to the repayment obligation on each anniversary date of the employment agreements if such executive is still employed by Superior. If an executive voluntarily resigns from Superior or is terminated for cause, his loan advance becomes immediately due and such executive has no further entitlement to any further retention bonuses. The trust units issued in respect of the retention bonuses have been pledged to Superior to secure the loan advances. On May 8, 2004, Messrs. Billing, Mackey and Schweitzer received payments under the SERP of $1,000,000, $1,000,000, and $600,000, respectively, and an additional $500,000, $500,000 and $300,000, respectively, on May 9, 2005. These executives repaid an equal amount of the outstanding principal under such loans on such dates. Accordingly, the amounts owing under the loans as at December 31, 2005, were $1,000,000, $1,000,000, and $600,000, respectively.

President & CEO Compensation

On May 8, 2003, Mr. Mackey entered into an employment agreement with Superior in connection with the Internalization. Mercer Human Resource Consulting LLC was retained as executive compensation advisor to ensure that Mr. Mackey's compensation package reflected Superior's size, its business structure and that it is focused on Superior's performance. On November 16, 2005 Mr. Mackey's employment agreement was extended and amended. The terms of the agreement are described under

"Termination of Employment, Change in Responsibilities and Employment Contracts" on page 15 of this Information Circular. Mr. Mackey's compensation, including his base salary, is determined on the same basis as that of the other NEO's. See "Report on Executive Compensation" above. The Compensation Committee is satisfied that Mr. Mackey's compensation package is consistent with current practice and competitive in the market place. For the year ended December 31, 2005, Mr. Mackey did not receive a bonus payment as distributable cash flow targets of the Fund were not met.

Submitted by the Compensation Committee of Superior: Norman R. Gish (Chair), Allan G. Lennox and James S.A. MacDonald.

Summary Compensation Table

The following table sets out a summary of executive compensation for the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, and each of the three highest compensated executive officers other than the Chief Executive Officer and Chief Financial Officer of Superior (collectively, the "Named Executive Officers") for the three years ended December 31, 2005.

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position with Superior	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Trust Units Under Options/SARs Granted (#)	LTIP Payouts ($)	All Other Compensation(3) ($)
Grant D. Billing(4)	2005	381,250	–	35,260	–	500,000(2)	28,000
Executive Chairman	2004	286,693	257,700	51,967	–	1,000,000(2)	20,615
	2003	181,158	181,158	55,000	250,000	–	14,493
Geoffrey N. Mackey	2005	500,000	–	35,260	62,500	500,000(2)	40,000
President & Chief	2004	407,694	407,694	51,967	–	1,000,000(2)	32,615
Executive Officer	2003	331,150	331,150	55,000	250,000	–	26,492
W. Mark Schweitzer	2005	280,000	–	21,156	–	300,000(2)	22,401
Executive Vice-President	2004	260,000	182,000	31,180	–	600,000(2)	20,800
& Chief Financial Officer	2003	254,350	178,043	33,000	150,000	–	20,350
Paul S. Timmons	2005	295,000	100,000	–	–	120,625(6)	10,325
President,	2004	268,300	138,900	–	–	–	9,392
ERCO Worldwide	2003	260,000	115,000	–	–	–	8,972
Paul J. Vanderberg	2005	275,000	220,000	–	–	–	5,498
President, Winroc	2004(5)	146,000	123,667	–	–	–	2,920

Notes:

(1) Represents the value of the interest benefits of the loans received by these Named Executive Officers under the SERP. See Note (2) below.

(2) Represents payouts under the SERP. See "Report on Executive Compensation – Long-term Incentive and Retention Programs".

(3) The benefit provisions under Superior's pension and savings plan provide employees with a defined contribution benefit pension/savings plan option. Superior matches an employee's contribution under this plan up to 8% of base salary. The plan is available to employees generally, except for the ERCO Worldwide and Winroc employees. ERCO Worldwide has a similar plan matching up to 3.5% of base salary. Winroc has a Group Registered Retirement Savings Plan, matching up to 2% of base salary.

(4) Mr. Billing's salary numbers include his annual director's fees of $31,250 for 2005, $29,000 for 2004 and $26,500 for 2003. Mr. Billing performs his duties on a part-time basis.

(5) Mr. Vanderberg became an employee of Superior when Superior purchased Winroc on June 11, 2004.

(6) Represents payout under the POP as a result of the exercise of 62,500 phantom options in November 2005. See "Report on Executive Compensation – Long-term Incentive and Retention Programs".

Long-Term Incentive Plan ("LTIP") Awards

Divisional Phantom Option Plan – the POP

On July 29, 2003, Superior created the POP effective retroactively to January 1, 2003 for divisional management of Superior Propane and ERCO Worldwide, on June 11, 2004 for Winroc and on

March 8, 2006 for JW Aluminum. The POP is designed to reward participants on a long-term basis for growing the value of their division. The POP is also designed to expose participants to fluctuations in the value of their divisions.

The POP ascribes a value to notional units of each division of Superior. The value of the units for each division simulates the market value of the respective division. This value is determined and approved on a quarterly basis at each quarterly Board meeting of Superior. Participants are granted phantom options under the POP on an annual basis at an exercise price equal to the value of the division's units (as determined by the Board) on such date. The options have a 4 year term and vest as to one-third of the original amount on the first, second and third anniversaries of the original grant date. The options are exercisable only within the 14 days immediately following a quarterly Board meeting at which the value of the notional units of each division is determined. The options expire 14 days after the fourth anniversary of the quarterly Board meeting in which such options were granted. Upon exercise, holders of phantom options are entitled to receive a cash payment equal to the increase in value of the notional units of the division from the date of grant of the option, if any, multiplied by the number of phantom options exercised.

The table below describes the phantom option awards under the POP made to the Named Executive Officers during the year ended December 31, 2005.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans		
Name	Securities, Units or Other Rights (#)	Performance or other period until Maturation or payout	Threshold ($)	Target ($)	Maximum ($)
Paul S. Timmons	62,500	4 years	–	–	–
Paul J. Vanderberg	100,000	4 years	–	–	–

Notes:

(1) No securities of the Fund are issued pursuant to the POP plan. As described above, these executives are entitled to a cash payment on exercise of the phantom options equal to the increase in the value of the notional units of the division from the date the phantom options are granted to the date they are exercised, if any, multiplied by the number of phantom options exercised.

(2) The annual number of phantom options granted to an individual is set forth in the POP based on the position of the individual in the division and must also be approved by Superior's Board at the time of grant.

Options – The TUIP

The TUIP was established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options are granted annually and have an exercise price not less than the closing market price of the trust units on the TSX on the day prior to the date of the grant. The term of options granted and the vesting may be decided by the Board at the time of grant and must comply with applicable law and the rules of the TSX. Currently, options granted under the TUIP typically have a five-year term with 20% of the options vesting immediately and an additional 20% vesting annually over the next four years. However, the options granted to Mr. Mackey in 2005 have different vesting conditions with 25% vesting immediately and an additional 25% vesting on each anniversary of the date of grant. The terms of the TUIP provide that directors, senior officers, employees and trustees, if any, of Superior and the Fund are eligible to participate in such plan. Currently, the Board has restricted eligibility to directors, senior corporate officers and corporate employees of Superior.

Since the creation of the TUIP in 1996, 400,603 trust units have been issued under the plan and the total number of trust units reserved for future issuance under the plan is 1,884,266, representing 0.5% and 2.2% of the issued and outstanding trust units, respectively. As at December 31, 2005, there are 707,932 trust units available for issuance pursuant to outstanding trust unit options, representing 0.8% of the issued and outstanding trust units.

The total number of trust units subject to options granted to any one person shall not exceed 5% of the issued and outstanding trust units at the date of grant of the option. The number of trust units which may be issued to any one insider or their associates under the TUIP and any other compensation arrangement involving the issuance or potential issuance of trust units within a one-year period shall not exceed 5% of the total number of trust units issued and outstanding at the time of the issuance. Trust units reserved for issuance pursuant to the TUIP and in respect of which options are not exercised shall be available for the granting of future options.

The terms of the TUIP allow for either a grant of an option that entitles the holder thereof to a fixed number of trust units upon exercise and payment of the exercise price or an option that entitles the holder to the in-the-money portion of the option to be issued in trust units of the Fund. Currently, the latter type of option is issued under the TUIP. The terms of these options provide that upon exercise, the holder receives such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such trust units and the exercise price, by (b) the fair market value of such trust units where "fair market value" means the average of the daily high and low board lot trading price of such trust units on the TSX for the five trading days immediately preceding the date of exercise of the option.

Options granted under the TUIP are not assignable. The TUIP provides that upon the death of an optionee or in the event an optionee ceases to be a director, senior officer or employee of Superior (on "termination"), outstanding options of such optionee expire on the earlier of the expiry date of such options and a date to be determined by the Board which shall be no longer than twelve months in the event of a death and six months in the event of a termination, which dates are currently set at 12 months and 90 days, respectively. In such events, the number of options that may be exercised are those that vested in accordance with the option agreement on or before the date of death or termination. The Fund may amend or discontinue the TUIP at any time (subject to the prior approval of TSX which may require Unitholder approval be obtained), provided that no such amendment shall, without the consent of the optionee, alter or impair any option previously granted under the TUIP.

The following table sets out all option and stock appreciation rights ("SAR") grants made to the Named Executive Officers during the fiscal year ended December 31, 2005.

Name	# of trust units Under Options/SAR Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Geoffrey N. Mackey	62,500	21%	$20.60	$20.60	November 17, 2010

Notes:

(1) The options entitle the holder thereof to acquire trust units. The options included in the table were granted under the TUIP. These options have a five-year term and are exercisable as to 25% immediately and an additional 25% on each anniversary of the date of grant. Pursuant to the terms of the TUIP, the exercise price for each option may not be lower than the closing price of the trust units on the Toronto Stock Exchange (the "TSX") on the last day on which the trust units traded prior to the date on which the option is granted. The options provide that upon exercise the holder receives, without giving further consideration, such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such Trust Unit and the exercise price, by (b) the fair market value of such Trust Unit, where "fair market value" means the average of the daily high and low board lot trading price of such units on the TSX for the five trading days immediately preceding the date of exercise of the options.

(2) The employment agreement of Mr. Mackey provides that he is entitled, upon exercise or forfeiture of these options, to a cash payment equal to the aggregate amount of cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date if the closing market price of the trust units on such date exceeds the exercise price of the options. If the closing market price of the trust units is lower than the exercise price of the option, Mr. Mackey is entitled to a cash payment equal to the aggregate

amount of the cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date less the difference between the exercise price and the closing market price of the trust units (on a per Trust Unit basis).

(3) The above options were granted to Mr. Mackey in connection with the extension and amendment of his employment agreement.

Financial Year-End Options/SAR Values

The following table sets out the information with respect the 2005 financial year-end value of unexercised options on an aggregated basis for the Named Executive Officers.

Name	Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised in-the-Money Options/SARs at Fiscal Year End ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Grant D. Billing	150,000	100,000	577,500	385,000
Geoffrey N. Mackey	162,500	150,000	613,750	530,000
W. Mark Schweitzer	90,000	60,000	346,500	231,000

Notes:

(1) Based on the closing market price of the trust units on the TSX on December 31, 2005 of $23.50 per Trust Unit.

(2) All options entitle the holder thereof to acquire trust units. The options included in the table were granted under the TUIP. See "Options - The TUIP".

(3) The employment agreements of each of these Named Executive Officers provides that such officers are entitled, upon exercise or forfeiture of these options, to a cash payment equal to the aggregate amount of cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date if the closing market price of the trust units on such date exceeds the exercise price of the options. If the closing market price of the trust units is lower than the exercise price of the option, the officers are entitled to a cash payment equal to the aggregate amount of the cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date less the difference between the exercise price and the closing market price of the trust units (on a per trust unit basis).

(4) All of the above options were granted to these Named Executive Officers in connection with the Internalization and, in the case of Mr. Mackey under his Employment Agreement, as extended and amended on November 16, 2005.

Defined Benefit or Actuarial Plan Disclosure

Mr. Timmons is the only Named Executive Officer who participates in the defined benefit pension plan. The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the supplemental pension benefit agreement at age 60, the earliest age at which an unreduced pension benefit is available.

Remuneration	Years of Service				
	20	25	30	35	40
$240,000	$84,938	$106,172	$127,406	$148,641	$169,875
$260,000	$92,438	$115,547	$138,656	$161,766	$184,875
$280,000	$99,938	$124,922	$149,906	$174,891	$199,875
$300,000	$107,438	$134,297	$161,156	$188,016	$214,875
$320,000	$114,938	$143,672	$172,406	$201,141	$229,875
$340,000	$122,438	$153,047	$183,656	$214,266	$244,875
$360,000	$129,938	$162,422	$194,906	$227,391	$259,875

The annual retirement benefit is equal to the sum of: (i) 1.25% of the best average earnings up to and including the final three-year average yearly maximum pension earnings ("YMPE") (currently $40,500 in 2005); and, (ii) 1.875% of the best average earnings in excess of the three-year average YMPE, multiplied by the number of years and completed months of credited service. Earnings or remuneration for defined benefit pension purposes consist of base salary. At an estimated 24.5 years of service as at December 31, 2005, the estimated annual payments under the pension plan, based on Mr. Timmons' best average earnings as of December 31, 2005 would be $119,309, payable at age 65. There is no maximum applied to credited services, nor is there any offset or reduction at age 65 due to Canada Pension or Old Age Security.

The pension benefit is payable from the registered pension plan up to the maximum allowed under the *Income Tax Act*, and the balance is payable from the supplemental pension benefit agreement. The entire pension amount is eligible for the retirement options available under the registered plan, including life guaranteed and spousal joint and survivor options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Messrs. Billing, Mackey, Schweitzer and Vanderberg have employment agreements with Superior. Should any of the other Named Executive Officers be removed from their current positions at Superior for reasons other than for cause, it is anticipated that they would receive, in keeping with general industry practice, a minimum of one to two times their annual salary.

Messrs. Billing, Mackey and Schweitzer are parties to employment agreements dated May 8, 2003 (the "Employment Agreements") with the Fund and Superior. Under these employment agreements, executives receive an annual salary, are entitled to receive an annual bonus (provided they meet the required performance criteria) and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior officers and executives. For the amount of each of such executive's salary and the bonus paid for the 2005 fiscal year, please refer to the "Summary Compensation Table".

The employment agreements of Messrs. Billing and Mackey provide that each of these officers is entitled to receive an annual bonus of between 0% and 100% of their annual salary, based on whether, and to what extent, Superior achieves certain predetermined performance objectives. Mr. Schweitzer's employment agreement provides that he is entitled to receive an annual bonus of between 0% and 80% of his annual salary based on whether, and to what extent, Superior achieves certain predetermined performance objectives. In addition, Messrs. Billing, Mackey and Schweitzer were also provided with trust unit options on the signing of their employment agreements. See "Options – The TUIP". Messrs. Billing, Mackey and Schweitzer were, on signing their employment agreements, also provided with non-interest bearing loans to purchase trust units of the Fund and retention bonuses to match the loan repayment amounts under the Senior Executive Retention Program. See "Report on Executive Compensation – Long-term Incentive and Retention Programs", "Indebtedness of Directors and Senior Officers", and "Summary Compensation Table".

In the event of a change of control or termination of employment for any reason other than cause, each of Messrs. Mackey, Schweitzer and Billing are entitled to receive i) two times the aggregate of his then current salary and benefits and the bonus paid to him in respect of the most recently completed financial year, and ii) an amount equal to any unpaid retention bonuses.

On November 17, 2005, Superior and Mr. Mackey agreed to amend the employment agreement of Mr. Mackey to extend the term until January 1, 2009 (which agreement would continue automatically thereafter unless otherwise terminated) and to increase Mr. Mackey's salary effective January 1, 2006 to an amount to be determined by the Board but not to be less than $530,000 per annum. In addition, on each of November 17, 2005, January 1, 2007, January 1, 2008, Superior agreed to grant Mr. Mackey options to purchase 62,500 trust units of the Fund at the market price of the trust units applicable as at such date. The options, which will have a five year term, will vest as to 25% immediately and 25% on each anniversary of the date of grant until all options are fully vested.

Mr. Vanderberg's employment agreement provides that he receives an annual salary, is entitled to receive an annual bonus (provided he meets the required performance criteria) and is entitled to participate in all other incentive compensation plans and to receive any and all fringe benefit plans, coverages and other perquisites made available from to time to time to Superior's senior executives. For the amount of salary and bonus paid to Mr. Vanderberg for the 2005 fiscal year, please refer to the "Summary Compensation Table".

Mr. Vanderberg's employment agreement provides that he is entitled to receive an annual bonus of between 0% and 80% of his annual salary, based on whether, and to what extent, Winroc, a division of Superior achieves certain predetermined performance objectives.

In the event Superior terminates Mr. Vanderberg's employment without cause or in certain events where Mr. Vanderberg terminates his employment with Superior with good reason, Mr. Vanderberg is entitled to receive his base salary plus an additional amount designed to approximate the value of his employment benefits for a period of eighteen months.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of trust units to be issued upon exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of trust units remaining available for future issuance under equity compensation plans of the Fund as at December 31, 2005.

Plan Category (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (2)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	34,038	$22.82	707,932

Notes:

(1) All of these securities are trust units reserved for issuance pursuant to Trust Unit Options granted under the Fund's Trust Unit Incentive Program. All equity compensation plans have been approved by the Unitholders of the Fund.

(2) The terms of the Trust Unit Option Plan provide that upon exercise, the holder receives such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such Trust Unit and the exercise price, by (b) the fair market value of such trust units where "fair market value" means the average of the daily high and low board lot trading price of such trust units on the TSX for the five trading days immediately preceding the date of exercise of the option. As at December 31, 2005, the fair market value of the trust units was $23.50 and the number of options outstanding was 1,176,334 at a weighted average exercise price of $22.82.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The following table sets out the aggregate indebtedness of the officers, directors, employees and former officers, directors and employees of the Fund or Superior, to the Fund or Superior or to another entity, but guaranteed or supported by the Fund or Superior, as at February 8, 2006.

	AGGREGATE INDEBTEDNESS	
Purpose	To the Company or its Subsidiaries	To Another Entity
Trust Unit Purchases	$2,600,000 (1)	$2,113,135 (2)

Notes:

(1) Indebtedness associated with the purchase of trust units of the Fund by the executives of Superior involved in the Internalization. See Note 2 to "Summary Compensation Table" and "Report on Executive Compensation – Long-term Incentive and Retention Programs".

(2) Indebtedness of the individual officers and employees of Superior associated with the purchase of trust units of the Fund pursuant to the Fund's management trust unit purchase plan, which indebtedness Superior guarantees up to a maximum of 66%. See "Indebtedness of Directors and Officers".

The following table sets forth particulars of the indebtedness incurred in connection with Superior's management trust unit purchase plan. The MTUPP was established to advance the interests of Superior and the Fund by encouraging and enabling the acquisition of a trust unit interest in the Fund by certain executive officers and senior employees. Under the terms of the MTUPP, participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. Trust units are pledged by the participants as security for the loans. The loan terms vary depending on the participant but typically bear interest at the applicable bank's prime lending rate and have a term between one and four years.

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS			
Name and Principal Position	**Largest Amount Outstanding during 2005 ($)**	**Amount Outstanding as at February 8, 2006 ($)**	**Financially Assisted Securities Purchases During 2005 (#)**
Derren Newell Vice-President, Business Process and Compliance	222,569	221,271	3,529
Theresia Reisch Vice-President, Investor Relations and Corporate Secretary	195,486	193,890	3,529
Clint Warkentin Vice-President and Treasurer	75,000	74,061	2,365
Frank Burdzy Vice-President, Business Operations, Superior Propane	75,000	74,610	3,363
David Eastin Past President, Superior Propane	245,119	243,055	5,747
Terrence Gill Vice-President, Human Resources, Superior Propane	222,151	215,425	3,363
John Gleason President, Superior Propane	500,000	492,963	15,772
Desmond Moult Vice-President, Finance, Superior Propane	75,000	73,747	2,446
Gregory Stewart Vice-President, Business Services, Superior Propane	220,378	215,002	3,512
Carl Strub III Vice-President, Transportation and Operations Services, Superior Propane	75,000	74,731	3,460
Ed Bechberger Vice-President and General Manager, International Business, ERCO Worldwide	216,000	139,723	3,628
Jamie Betts Technical Advisor and Business Development Support, ERCO Worldwide	147,199	140,321	Nil
Sheila Burke Vice-President, Regulatory Affairs & External Relations, ERCO Worldwide	147,199	140,090	Nil
John Clarke Vice-President and General Manager, North America Chlorate Business, ERCO Worldwide	75,000	75,000	3,149
Dan Corbett Vice-President, Human Resources, ERCO Worldwide	75,000	74,549	Nil
John Engelen Vice-President, Finance & Systems, ERCO Worldwide	216,435	2,439	3,631
John Kamler Vice-President Business Development, ERCO Worldwide	216,489	4,719	3,582

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS			
Name and Principal Position	Largest Amount Outstanding during 2005 ($)	Amount Outstanding as at February 8, 2006 ($)	Financially Assisted Securities Purchases During 2005 (#)
Roger Thomey Director, Offshore Manufacturing, ERCO Worldwide	147,912	147,058	3,760
Robert Jordan Director, Business Development, Winroc	149,995	147,851	5,073
Colin Ramsden Operations Manager, BC Region, Winroc	149,700	144,893	2,636
Peter Welly Vice-President, Operations US and Acoustical, Winroc	149,696	147,851	5,057
Jeff Borg Past Senior Vice-President, Superior Energy Management	147,383	142,664	2,503
Gerald M. Haggarty Past President, Superior Energy Management	125,000	120,732	Nil
Gregory McCamus President, Superior Energy Management	100,000	100,000	4,175

Note:

(1) For each of the above grants under the MTUPP, Superior is the guarantor of up to 66% of the loan and the security for the loan is a pledge of the associated trust units. No indebtedness under these loans was forgiven during 2005.

CORPORATE GOVERNANCE PRACTICES

On October 7, 2003, the Fund's governance structure was simplified and streamlined. Computershare became corporate trustee and transfer agent of the Fund and the individual trustees became members of the Board. As a result, Board members are directly elected by Unitholders. The Board is responsible for overseeing the business of Superior and the affairs of the Fund and for providing effective stewardship to support long-term growth and value creation. Management of Superior and the Board consider good corporate governance to be central to the effective and efficient operation of the Fund and are committed to reviewing and adapting the governance system from time to time so that it meets Superior's and the Fund's changing needs and as the regulatory framework continues to evolve.

On April 15, 2005, the Canadian Securities Administrators published in its final form the Corporate Governance Policy and the Corporate Governance Rule, including Form 58-101F1 (collectively, the "Disclosure Instrument"). The Disclosure Instrument came into force on June 30, 2005.

Based on its commitment to strong, effective and responsible governance practices and in light of the Disclosure Instrument, the Audit Committee rule, and MI52-109–Certification of Disclosure in Issuer's Annual and Interim Filings related to Chief Executive Officer/Chief Financial Officer certification and financial disclosure standards and requirements, as amended on June 6, 2005 ("CSOX"), the Board has carefully considered its structure, membership and processes, including the Superior's policies and procedures during 2005. Key changes made, compared to the previous year include:

- The adoption by the Board of a written mandate, replacing existing Board Guidelines;
- The expansion of the committees of the Board from two to three standing committees: Audit, Governance and Nominating and Compensation; and
- The introduction of a written Code of Business Conduct and Ethics to supplement its existing principles designed to promote honesty and integrity throughout the organization.

A summary of Superior's approach to certain aspects of corporate governance is stated below. A description of the Fund's corporate governance practices relative to the Disclosure Instrument is set out in Schedule "A".

Mandate and Composition of the Board

The Board is responsible for the stewardship of Superior and the Fund. Its role is to provide effective leadership and oversight. Superior has officers and employees responsible for the day to day management and conduct of the businesses of Superior and the implementation of the strategic plan approved by the Board. Fundamentally, the Board seeks to insure that Superior and the Fund conduct their business with honesty and integrity, with a view to creating sustainable and long-term value and profitable growth. Supported by its committees, the Board's processes are designed to achieve an appropriate degree of independence from management; to oversee succession planning; to consider, approve and monitor Superior's strategic, operating, capital and financial plans; and to monitor its risk management framework, including the integrity of internal financial and management systems. The duties and responsibilities of the Board are set out in the written mandate of the Board, a copy of which is attached as Schedule "B".

The Board is composed of nine members with extensive business and board experience and high standards of ethics. Of the nine members, seven are independent and two are management directors. All independent members currently participate in at least one standing committee. For more information on independence, see "Independence of Board and Committee Members" on page 4. The Board has an Executive Chair and appointed a Lead Director in 2003 to provide greater independence of the Board from management. Currently, the Lead Director also serves as Chair of the Governance and Nominating Committee. Position description of the Executive Chair and the Lead Director delineate their roles and responsibilities. Position descriptions of the Executive Chair, the Lead Director and the President and CEO are available on the Fund's website. Key duties of the Lead Director include acting as liaison between management and the Board, reviewing conflict of interest issues that may arise and chairing in camera meetings of the Board, without management present, at each Board meeting. Under the guidance of the Governance and Nominating Committee, the Lead Director guides the annual Board effectiveness and assessment evaluation. During the last evaluation in August of 2005, it was determined that the Board has the appropriate size and competencies to efficiently discharge its duties and responsibilities.

Committees of the Board

The Board has an Audit Committee. Effective November 2, 2005, the Board expanded its committee structure by dividing and expanding the responsibilities of the Governance and Human Resources Committee to form the standing Governance and Nominating Committee and the Compensation Committee. The composition of each committee is reviewed on an annual basis. At all committee meetings, the members hold an in-camera session without management present. The mandates of Superior's committees can be found on the Fund's website at *www.superiorplus.com*. Brief summaries are provided below.

Audit Committee

Composition and Qualifications

The Audit Committee consists of three directors, Messrs. Smith (Chair), Green and Valentine, all of whom are "financially literate", and "independent" within the meaning of the Audit Committee Rule. In considering criteria for the determination of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a statement of cash flow of a public entity. Mr. Smith is a chartered financial analyst with over 15 years experience in the investment banking industry where he served in director and vice-president roles. His experience includes investment research, mergers and acquisitions, project finance, privatization and corporate finance. Mr. Smith currently is a managing director and founding partner of Enterprise Capital Management Inc. Mr. Green is a chartered accountant and international business advisor with over 30 years of experience in senior executive roles, including 25 years as Chief Executive Officer or Chief Operating Officer of international companies. Currently, Mr. Green serves as Chairman of Patheon Inc., a global pharmaceutical company. Mr. Valentine is a chartered accountant, served as Auditor General of Alberta from 1995 to 2002 and held various senior accounting, audit and advisory positions with KPMG over a 38-year period. He currently serves as senior advisor to the CEO, Calgary Health Region and as senior advisor to the Dean of Medicine, University of Calgary.

Responsibilities and Terms of Reference

The Audit Committee reviews with management and the external auditors, and recommends to the Board for approval, the annual and interim financial statements of Superior, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and financial press releases. The Audit Committee reviews and oversees, in conjunction with the external auditors and management, audit plans and procedures and meets with the auditors independent of management, at each quarterly meeting. It is responsible for reviewing auditor independence, approving all non-audit services, reviewing and making recommendations to the Board on internal control procedures and management information systems. In addition, the committee is responsible for assessing and reporting to the Board on financial risk management positions and monitoring the processes and compliance with respect to CSOX requirements. The mandate of the Audit Committee is set forth in Schedule "C".

Auditor Service Fees

Deloitte & Touche LLP has served as the auditors of the Fund since inception in 1996. Fees payable to Deloitte & Touche for the years ended December 31, 2005 and December 31, 2004 are detailed in the following table:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit fees	$407,136	$216,950
Audit-related fees	338,927	144,066
Tax fees	–	67,929
All other fees	–	–
	$746,063	**$428,945**

Audit fees were paid for professional services rendered by the auditors for the audit of the Fund's and Superior's annual financial statements or services provided in connection with statutory and regulatory filings. Audit-related fees were paid for review of quarterly financial statements of Superior and the Fund, attendance at quarterly audit meetings, pension plan audits, regulatory reviews, and for services provided in connection with financings, accounts receivable securitization program requirements, including French translation services provided in connection therewith. Tax fees were paid for tax advice and assistance with tax audits, including GST and property tax reviews.

All permissible categories of non-audit services require approval from the Audit Committee.

Governance and Nominating Committee

The Governance and Nominating Committee consists of three independent directors: Messrs. Green (Chair), Engbloom, and MacDonald. The Governance and Nominating Committee has the overall responsibility for reviewing the corporate governance practices and assessing the functioning and effectiveness of the Board, its committees and individual members. It is also responsible for recommending suitable director candidates to the Board and for maintaining plans for orderly succession of directors to keep the Board balanced in terms of skills and experience. In addition, the Committee oversees continuous education programs for Board members and effective orientation and education programs for new directors. In fulfilling its mandate, the Committee has developed and conducts an annual effectiveness survey designed to assess the effectiveness of the Board, its committees and individual directors. It also monitors developments in corporate governance issues and best practices among major Canadian companies and other business organizations to be satisfied that Superior continues to carry out high standards of corporate governance.

Compensation Committee

The Compensation Committee consists of three independent directors: Messrs. Gish (Chair), Lennox and MacDonald. The Compensation Committee has the overall responsibility for Superior's human resources policies and procedures, including its compensation and incentive programs and its pension policies and practices. It reviews the adequacy and form of compensation for directors and senior management and assesses senior management's performance and succession plans.

Meetings of the Board and Committees

Regular Board and committee meetings are set at least one year in advance and the Board meets in person at least four times annually with special meetings scheduled either in person or by way of telephone conference call, as required from time to time. In addition, the Board holds a strategy session with management each year. During 2005, the Board held eight meetings, five in person and three by way of telephone conference call. The members of the Board achieved a 100% attendance record, except for Mr. Green (88%) who was unable to attend an unscheduled Board meeting held by way of telephone conference. The attendance record for the Committee meetings held during 2005 was 100%.

The table below provides a summary of Board and committee meetings held and of attendance for Board and Committee members during 2005.

Summary of Board and Committee Meetings for the financial year ended December 31, 2005		Director	Meetings Attended Board	Committee
Board of Directors	8	Grant D. Billing	8 of 8	n/a
Strategy Session	1	Robert J. Engbloom, QC	8 of 8	4 of 4
Audit Committee	4	Norman R. Gish	8 of 8	4 of 4
Governance and Human Resources Committee	3	Peter A.W. Green	7 of 8	5 of 5
Governance and Nominating Committee	1	Allan G. Lennox	8 of 8	4 of 4
Compensation Committee	1	James S.A. MacDonald	8 of 8	5 of 5
		Geoffrey N. Mackey	8 of 8	n/a
		David P. Smith	8 of 8	4 of 4
		Peter Valentine	8 of 8	4 of 4

In addition, the strategy session of the Board held during 2005 was attended by all members of the Board, except for Mr. MacDonald who was unable to attend the first day of the two day session.

Business Conduct and Ethics

On August 9, 2005, Superior adopted a written Code of Business Conduct and Ethics (the "Code"), supplementing its existing principles and value statements designed to promote honesty and integrity across its five operating divisions. The Code addresses the following issues (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest; (b) protection and proper use of corporate assets and opportunities; (c) confidentiality of corporate information; (d) fair dealing with the Fund's Unitholders and Superior's customers, suppliers, competitors and employees; (e) compliance with laws, rules and regulations; and (f) reporting of any illegal or unethical behaviour. The Code applies to all directors, officers, employees and consultants of Superior. Superior is currently working with each of its business units to implement processes by which employees certify on an annual basis their familiarity with and adherence to the principles of the Code and to any other of Superior's policies, including the Communication and Disclosure Policy and Practices, Insider Trading and Whistleblower policies. Results of the implementation, annual certifications and any incidents of non-compliance are reported through the respective committees to the Board. The Code encourages employees to seek advice or report concerns without fear of retribution through the Whistleblower Policy, which most recently has been outsourced for greater anonymity. A waiver of the Code for directors, officers, employees and consultants may be granted only by the Board and must promptly be disclosed, as required by applicable rules and regulations. For 2005, no waiver of the Code has been granted. The Code is available on the SEDAR website at www.sedar.com and on the Fund's website.

Communication with the Board

Unitholders who would like to communicate directly with the Board should direct their communication to: Grant D. Billing, Executive Chair or Peter A.W. Green, Lead Director, Superior Plus, c/o Corporate Secretary, 605 – 5th Avenue SW, Suite 2820, Calgary, Alberta, T2P 3H5.

ADDITIONAL INFORMATION

Copies of this Information Circular, the Fund's Annual Report which contains the financial statements, management discussion and analysis and the auditor's report thereon for the Fund's most recently completed financial year, any interim financial statements of the Fund subsequent to those statements contained in the Annual Report, and the Fund's Annual Information Form for the fiscal year ended December 31, 2005, as filed with the applicable Canadian regulatory authorities, are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior at 2820, 605 – 5th Avenue SW, Calgary, Alberta T2P 3H5.

BOARD APPROVAL

The Board of Directors of Superior have approved the contents of this Information Circular and the sending of this Information Circular to the Unitholders of the Fund.

Dated at Calgary, Alberta this 8th day of March, 2006.

SUPERIOR PLUS INCOME FUND by
SUPERIOR PLUS INC.

Geoffrey N. Mackey
President and Chief Executive Officer

Theresia R. Reisch
Vice President, Investor Relations
and Corporate Secretary

SCHEDULE "A"
FORM 58-101F1 - CORPORATE GOVERNANCE DISCLOSURE

Compliance	Governance Disclosure Requirement and Comments
	1. Board of Directors
✓	*(a) Disclose the identity of directors who are independent.* Seven of the nine directors are independent. The identity of the directors who are independent and the determinations with respect to independence made by the Board are set out in the table on page 5.
✓	*(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.* Two of the nine directors are not independent. The identity of the directors who are not independent and the determinations with respect to independence made by the Board are set out in the table on page 5.
✓	*(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.* A majority or 77.8% (representing seven of nine) of the members of the Board are independent.
✓	*(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.* All directorships with other public entities for each of the Board members are set out in the table on page 5.
✓	*(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.* Following each meeting, the Board and its committees conduct in camera sessions, at which non-independent directors or management are not in attendance.
✓	*(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.* The Board has an Executive Chair who is not independent. On August 11, 2003, Mr. Green was appointed and continues to act as Lead Director to provide greater independence of the Board from management. Mr. Green also acts as Chair of the Governance and Nomination Committee. His duties as Lead Director include acting as liaison between management and the Board, reviewing conflict of interest issues that may arise, and chairing in camera meetings of the Board, at every Board meeting. Position descriptions of the Executive Chair and the Lead Director delineate their roles and responsibilities. These position descriptions are available on the Fund's website.

Compliance	Governance Disclosure Requirement and Comments
✓	(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.* The attendance record of each director for all Board and committee meetings held during 2005 is disclosed under "Corporate Governance Practices – Meetings of the Board and Committees" on page 21.
✓	**2. Board Mandate** – *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.* The Board has developed a written mandate. A summary of the mandate is disclosed under "Corporate Governance Practices – Mandate and Composition of the Board" on page 19. The full text of the mandate of the Board is attached as Schedule "B".
	3. Position Descriptions
✓	(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.* The Board has developed written position descriptions for the Executive Chair, the Lead Director, and for the Chair of each committee of the Board, specifically the Audit Committee, the Governance and Nominating Committee and the Compensation Committee. These position descriptions are available on the Fund's website.
✓	(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.* The Board has developed a written position description for the President & CEO.
	4. Orientation and Continuing Education
✓	(a) *Briefly describe what measures the board takes to orient new directors regarding* *(i) the role of the board, its committees and its directors, and* *(ii) the nature and operation of the issuer's business.* The Executive Chair and the Lead Director discuss with new directors the role of the Board, its committees, governance, integrity and corporate values, and the contribution individual directors are expected to make. Senior management provide orientation and education on operations, the strategic plan, the financial position, risks and risk management processes and current issues facing the Fund and Superior's businesses. Superior has developed an information binder for new directors, containing the Fund's and Superior's constating documents, public disclosure documents, policies and guidelines, Board information, including Board and committee mandates, meeting dates, remuneration and indemnification, and relevant business and operational information. The information binder is updated, as required.

Compliance	Governance Disclosure Requirement and Comments
✓	*(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.* Management makes regular presentations to the Board on the main areas of Superior's businesses and Board meetings are conducted from different locations to allow directors to tour Superior's plants and facilities. In addition, presentations are made from time to time to educate and keep the Board informed on changes in regulatory and industry requirements and standards. The Governance and Nominating Committee ensures that directors are aware of educational opportunities. During 2005, Superior offered membership in the Institute of Corporate Directors ("ICD") to all members of the Board. Messrs. Mackey and Valentine completed the Directors Education Program through the ICD Corporate Governance College in partnership with the University of Calgary, Haskayne School of Business and the J.L. Rotman School of Management, University of Toronto and hold the ICD designation.
	5. Ethical Business Conduct
✓	*(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:* *(i) disclose how a person or company may obtain a copy of the code;* *(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and* *(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.* The Board adopted the Code on August 9, 2005. A summary of the Code, including the compliance monitoring mechanism is disclosed under "Corporate Governance Practices – Business Conduct and Ethics" on page 21. A complete copy of the Code has been filed and is available on SEDAR. The Board has not granted any waiver of the Code in favour of a director or executive officer during 2005. No material change report pertaining to conduct departing from the Code was required to be filed.
	(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
✓	To ensure directors exercise independent judgment in considering transactions and agreements, at the beginning of each Board meeting, the directors are asked if there are any independence or conflict of interest issues that may compromise independent judgment. If, at any Board meeting, a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.
✓	*(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.* Superior's ethics efforts have strong support by the Board. The CEO, supported by the Executive Chair, is responsible for fostering a corporate culture that promotes ethical conduct and integrity of the Corporation as well as ensuring that appropriate processes and rules are in place and observed

Compliance	Governance Disclosure Requirement and Comments
	so that ethical conduct and integrity is achieved in practice. The Code encourages employees to seek advice or report concerns without fear of retribution through the Whistleblower Policy. See "Corporate Governance Practices – Business Conduct and Ethics" on page 21. Upon commencement of employment, all officers and employees of Superior are required to certify compliance with the Code.
	6. Nomination of Directors
✓	*(a) Describe the process by which the board identifies new candidates for board nomination.* The Governance and Nominating Committee is responsible for recommending suitable candidates for nomination for election or appointment as a director of Superior to the Board. As part of the process, the Committee assesses the capacities, competencies and skills of the Board and its members and is currently in the process of building a background, skills and experience matrix for new Board members. The Committee has the authority to hire outside consultants to assist in identifying and screening qualified candidates.
✓	*(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.* The Governance and Nominating Committee is comprised of three independent directors.
✓	*(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.* The Governance and Nominating Committee, among other things, is responsible for assisting the Board in identifying suitable director candidates and for maintaining plans for orderly succession of directors to keep the Board balanced in terms of skills and experience. A summary of the mandate of the Governance and Nominating Committee is disclosed under "Corporate Governance Practices – Governance and Nominating Committee" on page 20. The full text of the mandate is disclosed on the Fund's website.
	7. Compensation
✓	*(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.* The Board has appointed a Compensation Committee with responsibility for recommending compensation for Superior's directors and officers. The compensation of the Executive Chair and the President and CEO is approved by the independent directors of the Board.
✓	*(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.* The Compensation Committee is composed of three independent directors.
✓	*(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

Compliance	Governance Disclosure Requirement and Comments
	A summary of the mandate of the Compensation Committee is disclosed under "Corporate Governance Practices – Compensation Committee" on page 21. The full text of the mandate is disclosed on the Fund's website.
✓	(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.* Superior did not retain any compensation consultant or advisor during 2005 to assist in determining compensation for any of Superior's directors and officers.
✓	**8. Other Board Committees** – *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.* The Board does not have any standing committees other than the Audit, the Governance and Nominating, and the Compensation Committee.
✓	**9. Assessments** – *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.* The Governance and Nominating Committee reviews the effectiveness of the Board, its committees and each member of the Board. The Governance and Nominating Committee has developed an annual Board Effectiveness Survey which includes an individual director self-evaluation questionnaire and guide. The assessment mechanism is led by the Chair of the Committee, who is also the Lead Director. He tabulates, analyzes and reports the results to the Committee and the Board, after conducting an interview with each director. The results of the most recent annual evaluation were determined in August of 2005 and confirmed that the Board and its committees have the appropriate size and competencies to efficiently discharge their duties and responsibilities.

SCHEDULE "B"
BOARD MANDATE

A. Purpose and Role

The Board of Directors (the "Board") of Superior Plus Inc. (the "Corporation") has the duty to oversee the management of the business and affairs of the Corporation. All of the shares and subordinated debt of the Corporation are owned by Superior Plus Income Fund (the "Fund"). Under the Declaration of Trust and the Administration Agreement establishing and providing for the governance of the Fund, the Corporation and the Board have assumed a wide range of duties and responsibilities regarding the management and administration of the operations and affairs of the Fund. In discharging these duties and responsibilities and under applicable law, the Corporation, with respect to the Fund, and each member of the Board, with respect to each of the Corporation and the Fund, are required to act honestly and in good faith with a view to the best interests of, in the case of the Corporation, the Fund, and in the case of each member of the Board, the Corporation and the Fund, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. As such the Board's duties and responsibilities are framed in the context of the Board's and the Corporation's relationship with the Fund and its unitholders. In discharging its duties and responsibilities, the Board shall act in accordance with applicable law, including the provisions of the *Canada Business Corporations Act.*

The Board explicitly assumes the responsibility for the stewardship of the Corporation. The role of the Board is one of stewardship and oversight. The Corporation has officers and employees responsible for the day to day management and conduct of the businesses of the Corporation and the implementation of the strategic plan approved by the Board. The Board seeks to insure that the Corporation conducts its business with honesty and integrity, with a view of creating sustainable and long-term value and profitable growth.

B. Responsibilities

The Board's responsibilities shall include:

(i) to the extent feasible, satisfying itself of the integrity of the Chief Executive Officer (the "CEO") and that the CEO and management create a culture of integrity throughout the Corporation;

(ii) the establishment of an appropriate system of corporate governance, including practices to ensure that the Board functions independently of management;

(iii) the adoption of a strategic planning process, the review and approval of a strategic plan which takes into account, among other things, the nature of the Fund and the opportunities and risks associated with the businesses of the Corporation, and the annual monitoring, review, and updating of the strategic plan;

(iv) the identification of the principal business risks of the Corporation's businesses and the implementation of appropriate systems to manage these risks;

(v) having regard to the advice and input of the Audit Committee, the oversight of compliance with applicable audit, accounting and reporting requirements and the approval of annual operating and capital budgets;

(vi) having regard to the advice and input of the Audit Committee, the review and being satisfied that appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure;

(vii) having regard to the advice and input of the Audit Committee, the review and being satisfied with the integrity of the Corporation's internal control and management information systems;

(viii) having regard to the advice and input of the Audit Committee, the designation of nominees for appointment or re-appointment as external auditors of the Corporation and the Fund, the final decision with respect thereto to be made by the unitholders of the Fund;

(ix) the adoption and annual review of the Corporation's corporate communications and disclosure policy which, among other matters, (i) promotes consistent disclosure practices aimed at accurate, informative, timely and broadly disseminated disclosure of material information to the markets, (ii) addresses how the Corporation interacts with analysts and the public, and (iii) contains measures to avoid selective disclosure;

(x) having regard to the advice and input of the Governance and Nominating Committee, the adoption of a Code of Business Conduct and Ethics (the "Code") for directors, officers, and employees of the Corporation and monitoring of compliance, including the approval of any waivers under the terms of the Code;

(xi) the development of measures for receiving feedback from unitholders and other stakeholders;

(xii) having regard to the advice and input of the Compensation Committee, establishing the level and form of compensation for the Board and Committee members;

(xiii) decisions with regard to:

1. acquisitions and divestitures in excess of the approved budgetary amounts set forth in Section G (d) below;
2. debt or equity financings, and the payment of any commissions and fees in connection thereto;
3. amendments to the distribution policy of the Fund;
4. appointments or removals of senior executive officers;
5. submitting to the shareholders of the Corporation or to the unitholders of the Fund, as applicable, any question or matter requiring their respective approval;
6. purchasing, redeeming or otherwise acquiring shares issued by the Corporation or units issued by the Fund;
7. approving the annual management proxy circular of the Corporation and the Fund;
8. approving the financial statements of the Corporation and the Fund; and
9. adopting, amending or repealing the by-laws of the Corporation.

In the event that the external auditors (or former external auditors) of the Corporation and the Fund inform the Board of what the external auditors consider to be a material error or misstatement in a financial statement of the Corporation or the Fund that the external auditor (or former external auditor) has reported on, the Board shall be satisfied that either revised financial statements are prepared and issued to the unitholders of the Fund or that the unitholders of the Fund are otherwise informed of such error or misstatement; and

In the event that a director of the Corporation becomes aware of any error or misstatement in a financial statement of the Corporation or the Fund that the external auditor (or a former external auditor) has reported on, such director shall notify the Audit Committee and the external auditor of any such error or misstatement.

C. Composition and Effectiveness of the Board

The Board shall:

(a) consist of not less than seven and not more than fifteen directors, at least one-quarter of whom are resident Canadians (as defined in the Canada Business Corporations Act) and at least a majority of whom are independent, as defined under applicable securities laws, rules and guidelines;

(b) having regard to the advice and input of the Governance and Nominating Committee, approve the number of directors to be elected and the nominees for election by the unitholders of the Fund;

(c) be satisfied that all new directors receive a comprehensive orientation and that the Corporation provides for appropriate continuing education opportunities for all directors; and

(d) consider the report of the Governance and Nominating Committee with respect to the evaluation and effectiveness of the Board, its members and its committees and their members.

D. Board Committees

The Board shall have the following standing committees:

i. Audit Committee;
ii. Governance and Nominating Committee; and
iii. Compensation Committee.

The composition and responsibilities of these committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board, which mandates shall be reviewed annually by the Board. The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

At each meeting of the Board, committees of the Board shall report any recent developments or activities undertaken by the respective committees.

Appointment of members to standing committees shall be the responsibility of the Board, having received the recommendation of the Governance and Nominating Committee. In this regard, consideration will be given to rotating committee members from time to time and to the special skills of particular directors. Committee chairs will be selected by the Board or, in the event of its failure to do so, by the Committee's members. At the recommendation of the Governance and Nomination Committee, the Board shall regularly review the position descriptions for the chair of each committee.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances and subject to the approval of the Governance and Nominating Committee. In addition, any committee of the Board has the authority to engage outside advisors without prior approval of the Governance and Nominating Committee.

E. Chair of the Board/Lead Director

The Board shall be responsible for the selection of a Chair of the Board following receipt of the recommendation of the Governance and Nominating Committee. If the Chair of the Board is an Executive Chair or is not independent of the management, the Board shall appoint a Lead Director who is independent of management. The Chair of the Board shall, with the Lead Director, if one, set Board agendas and be responsible for the extent and quality of the information sent to directors. At the recommendation of the Governance and Nominating Committee, the Board shall regularly review the position descriptions for the Chair of the Board and the Lead Director. The Lead Director shall be the Chair of the Governance and Nominating Committee.

F. Board Meetings

Information and data that is important to the Board's understanding of the businesses of the Corporation should be distributed to and reviewed by the Board on a timely basis in advance of the meetings. Management should make every attempt to see that this material is as brief as possible while still providing the information relevant to proposed Board discussion. Care should be taken to ensure that the Board is not called upon too late in the decision making process.

As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has arising from the material.

Senior management should be invited to attend the Board meetings as appropriate to expose the directors to key members of management to each other and to provide additional insight into the items being considered by the Board.

The Board shall hold an *in camera* session of the directors, without non-independent directors and management members or representatives present, at every Board meeting.

G. CEO and Management

(a) The Board shall appoint the CEO, approve his/her compensation and monitor the CEO's performance against a set of goals and objectives established by the Board. Together with the CEO, the Board shall regularly review the position description for the CEO;

(b) The Board shall oversee the succession planning, including appointing, training and monitoring of senior management;

(c) Management has the responsibility to present a strategic plan to the Board for its review. The strategic plan shall take into account, amongst other matters, the opportunities and risks of the business of the Corporation. The strategic planning process shall be a dynamic process that changes and evolves as the risks and opportunities of the Corporation evolve. Accordingly, it will be necessary to update the strategic plan on at least an annual basis; and

(d) Management is authorized to incur costs and expenses within approved budgets and forecasts. Any discretionary capital expenditures require the approval of the Executive Chair and any such discretionary capital expenditures in excess of $10 million, on a cumulative basis, shall require prior Board approval. The Executive Chair may delegate this approval authority. The Board shall be informed of any discretionary capital expenditures approved since the previous Board meeting. Any discretionary capital expenditures approved by the Board shall no longer form part of the $10 million cumulative amount.

H. Stakeholder Communication

(a) Any stakeholder may contact the Board by e-mail or in writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the Executive Chair of the Board or the Lead Director, as appropriate. Stakeholders may also directly contact the Executive Chair of the Board or the Lead Director.

November 3, 2005

SCHEDULE "C"
AUDIT COMMITTEE MANDATE

A. Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Superior Plus Inc. (the "Corporation") is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and Superior Plus Income Fund (the "Fund"), including management's assessment of internal controls over financial reporting, and assessing other internal controls, management information, and the risk management systems and procedures of the Corporation and the Fund. The Committee shall also be directly responsible for overseeing the relationship of the external auditors with the Corporation and the Fund and the external auditors shall report directly, and be accountable, to the Committee.

The role of the Committee is one of stewardship and oversight. The Committee plays an important role within the control environment and monitoring components of internal control over financial reporting. Management is responsible for preparing the financial statements and financial reporting of the Corporation and the Fund and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the integrated audit or review of the financial statements and the internal controls over financial reporting and other services they provide.

B. Mandate

1. Financial Statements and Financial Reporting

The Committee shall:

(a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation and the Fund, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis ("MD&A") and earnings press releases prior to the public disclosure of such information;

(b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and the Fund and related financial reporting, including MD&A and earnings press releases prior to the public disclosure of such information;

(c) review with management and recommend to the Board for approval, the Corporation's and the Fund's Annual Information Forms;

(d) review with management and recommend to the Board for approval, any financial statements of the Corporation or the Fund which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation or the Fund;

(e) review with management and the external auditors, and recommend to the Board for approval, management's internal control reports of the Corporation and the Fund, and the reports of the external auditors thereon and the related required disclosures in the MD&A, as required by applicable securities laws, rules and guidelines;

(f) consider and be satisfied that appropriate processes are in place with respect to applicable certification requirements regarding the Corporation's and the Fund's annual and interim financial statements and other disclosure;

(g) consider and be satisfied that adequate procedures are in place for the review of the Corporation's and the Fund's public disclosure of financial information extracted or derived from the Corporation's and the Fund's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(h) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the Fund, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

(i) review accounting, tax and financial aspects of the operations of the Corporation and the Fund as the Committee considers appropriate.

2. Relationship with External Auditors

The Committee shall:

(a) review and evaluate the external auditors, including the lead partner's performance and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

(b) consider and make a recommendation to the Board as to the compensation of the external auditors;

(c) review and approve the annual audit plan of the external auditors;

(d) oversee the work of the external auditors in performing their audit, review or attest services and oversee the resolution of any disagreements between management and the external auditors;

(e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and the Fund and their affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and the Fund, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f) monitor the rotation of partners on the audit engagement team in accordance with applicable law;

(g) as may be required by applicable securities laws, rules and guidelines, either:

(i) pre-approve all non-audit services to be provided by the external auditors to the Corporation or the Fund (or their respective subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii) adopt specific policies and procedures for the engagement of the external auditors for the purpose of the provision of non-audit services; and

(h) review and approve the hiring policies of the Corporation and the Fund regarding partners, former partners, employees and former employees of the present and former external auditors of the Corporation and the Fund.

3. Internal Controls

The Committee shall:

(a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation and the Fund (with particular attention given to accounting, financial statements and financial reporting matters, and antifraud processes) and determine whether the Corporation and the Fund are in compliance with applicable legal and regulatory requirements and with the Corporation's and the Fund's policies;

(b) review with management, on at least an annual basis, their approach to monitoring the performance of the internal controls over financial reporting in accordance with their CEO/CFO certification process, as required by applicable securities laws, rules and guidelines;

(c) review the appropriateness of the accounting practices and policies of the Corporation and the Fund and review any proposed changes thereto;

(d) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(e) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding financial reporting and disclosure, accounting, internal accounting controls or auditing matters on an anonymous and confidential basis;

(f) review policies and practices concerning the expenses and perquisites of the Executive Chair, including the use of the assets of the Corporation and the Fund; and

(g) review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest.

4. Financial and Derivative Risk Management

The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks; and

(c) report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation.

C. Committee and Procedures

1. Composition of Committee

The Committee shall consist of not less than three directors. Each Committee member shall satisfy the independence and financial literacy requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with the Corporation or the Fund or any affiliate thereof which could reasonably be expected to interfere with the exercise of the member's independent judgement. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Appointment of Committee Members

Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3. Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

4. Authority to Engage Experts

The Committee has the authority to communicate directly with internal and external auditors and to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors, such engagement to be at the Corporation's expense.

5. Meetings

The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time. The Committee shall meet with the external auditors on a regular basis in the absence of management and, if so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor. The Chair of the Committee, the Executive Chair or the Lead Director, any two members of the Committee or the external auditors may call a meeting of the Committee. The external auditors shall be provided with notice of every meeting of the Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat. The Chair of the Committee shall hold *in camera* meetings of the Committee, without management present, at every Committee meeting.

6. Quorum

A majority of the members of the Committee shall constitute a quorum.

7. Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Review of Terms of Reference

The Committee shall review and reassess the adequacy of these mandates at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. Such review shall include the evaluation of the performance of the Committee against criteria defined in the Committee and Board mandates.

November 3, 2005

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

SUPERIOR PLUS INCOME FUND

Form 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Superior Plus Income Fund (the "Fund")
2820, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5

2. Date of Material Change:

March 8, 2006.

3. News Release:

A new release was issued on behalf of the Fund on March 8, 2006 through the Canada Newswire Service.

4. Summary of Material Change:

On March 8, 2006, the Fund announced it was reducing its cash distribution for the month of March from $0.205 per trust unit ($2.46 per trust unit annualized) to $0.185 per trust unit ($2.22 per trust unit annualized).

5. Full Description of Material Change:

On March 8, 2006, the Fund announced it was reducing its cash distribution for the month of March from $0.205 per trust unit ($2.46 per trust unit annualized) to $0.185 per trust unit ($2.22 per trust unit annualized) to a more sustainable level.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

None.

8. Executive Officer:

Mark Schweitzer, Executive Vice-President and Chief Financial Officer of Superior Plus Inc. is an executive officer knowledgeable about the material change and may be reached at (403) 218-2952.

9. Date of Report:

March 17, 2006.